Exhibit (a)(1)(A)

Offer To Purchase For Cash

All Outstanding Shares Of Common Stock

of

GEHL COMPANY

at

$30.00 Net Per Share

by

TENEDOR CORPORATION

A Wholly-Owned Subsidiary Of

MANITOU BF S.A.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW

YORK CITY TIME, ON OCTOBER 20, 2008, UNLESS THE OFFER IS EXTENDED.

Tenedor Corporation, a Wisconsin corporation (“Purchaser”) and a direct, wholly owned subsidiary of Manitou BF S.A., a French limited company (Société Anonyme) (“Parent”), is offering to purchase, at a price of $30.00 net per share in cash (the “Offer Price”) without interest thereon and less any required withholding taxes, all outstanding shares of common stock, par value $0.10 per share (the “Shares”), of Gehl Company, a Wisconsin corporation (the “Company”) on the terms and subject to the conditions specified in this Offer to Purchase and the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the “Offer”).

There is no financing condition to this Offer. This Offer is subject to the non-waivable condition that there shall have been validly tendered and not properly withdrawn before the Offer expires that number of Shares which, together with the number of Shares, if any, then owned beneficially by Parent, Purchaser and their respective wholly-owned subsidiaries, constitutes at least a number of Shares equal to the sum of (i) the number of Shares that represents two-thirds of the voting power of the total number of then-outstanding Shares entitled to vote on a fully diluted basis (after giving effect to the cash-out of options and restricted shares that will occur in connection with Purchaser’s acceptance of the tendered Shares) plus (ii) one Share entitled to vote. This Offer is also subject to other conditions, the principal terms of which are summarized in “Other Matters Relating to the Offer and the Merger—Certain Conditions to the Offer.”

Parent currently owns approximately 14.40% of the outstanding Shares. After the Offer is consummated, and subject to the conditions to the merger, Purchaser will merge with and into the Company (the “Merger”) with the Company as the surviving corporation.

A summary of the principal terms of the Offer appears on page 1 of this Offer to Purchase.

The Board of Directors of the Company (a) determined that each of the Offer and the transactions contemplated by the Merger Agreement (as defined herein) are fair to, and in the best interests of, the shareholders of the Company, (b) adopted and approved the Merger Agreement, including the “plan of merger” (as such term is used in Section 180.1101 of the WBCL (as defined herein)) (the “Plan of Merger”) and the transactions contemplated thereby, including the Offer and the Merger, in accordance with the WBCL and (c) determined to recommend that the Company’s shareholders accept the Offer and tender their Shares to Purchaser and, to the extent applicable, approve the Plan of Merger.

This transaction has not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the fairness or merits of such transaction or upon the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

The Dealer Manager for the Offer is:

September 7, 2008

Important Information

Any shareholder desiring to tender all or any portion of such shareholder’s Shares should either (i) complete and sign the related Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal, have such shareholder’s signature thereon guaranteed (if required by Instruction 5 to the Letter of Transmittal), mail or deliver the Letter of Transmittal (or a facsimile thereof) and any other required documents to American Stock Transfer & Trust Company, the depositary for the Offer (the “Depositary”) and either deliver the certificates for such Shares along with the Letter of Transmittal to the Depositary or tender such Shares pursuant to the procedures for book-entry transfer set forth in “The Tender Offer—Section 3. Procedures for Tendering Shares” or (ii) request such shareholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such shareholder. Any shareholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee to tender such Shares.

Any shareholder who desires to tender Shares and whose certificates evidencing such Shares are not immediately available, or who cannot comply with the procedures for book-entry transfer described in this Offer to Purchase on a timely basis, or who cannot deliver all required documents to the Depositary prior to the expiration of the Offer, may tender such Shares by following the procedures for guaranteed delivery set forth in “The Tender Offer—Section 3. Procedures for Tendering Shares.”

Questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or other Offer materials may be directed to D.F. King & Co., Inc. (the “Information Agent”) or to SG Americas Securities, LLC (“SG Americas” or the “Dealer Manager”) at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Shareholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

i

SUMMARY TERM SHEET

This summary highlights selected information from this Offer to Purchase and may not contain all the information that is important to you. You should carefully read this entire Offer to Purchase and the other documents to which this Offer to Purchase refers to fully understand the Offer, the Merger and the related transactions.

Principal Terms

•

Tenedor Corporation, a direct subsidiary of Manitou BF S.A., is offering to purchase all outstanding shares of common stock, par value $0.10, of Gehl Company, at a price of $30.00 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal. The Offer is being made in connection with the Agreement and Plan of Merger, dated as of September 7, 2008, among Parent, Purchaser and the Company (the “Merger Agreement”), pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company and the Company will be the surviving corporation and a subsidiary of Parent. See “Introduction.”

•

The Offer is the first step in our plan to acquire all of the outstanding Shares, as provided in the Merger Agreement. If the Offer results in our purchasing at least the number of Shares equal to the sum of (i) the number of Shares that represents two-thirds of the voting power of the total number of then-outstanding Shares entitled to vote on a fully diluted basis (after giving effect to the cash-out of options and restricted shares that will occur in connection with Purchaser’s acceptance of the tendered Shares) plus (ii) one Share entitled to vote, we will acquire the remainder of the Shares in the Merger for an amount in cash, without interest and subject to applicable withholding taxes, equal to the Offer Price. See “Special Factors—The Merger; Plans For The Company After the Offer and the Merger; Certain Effects of the Offer.”

•

The Company has granted Purchaser the option (which is exercisable on or prior to the 20th business day after the expiration of the Offer or the expiration of any subsequent offering period), if Parent and Purchaser (together with other direct or indirect wholly-owned subsidiaries of Parent) own at least 80 percent of the Shares then outstanding, to purchase Shares so as to increase the number of Shares owned by Parent and Purchaser to one Share more than 90 percent of the total Shares that would then be outstanding. The purchase price per Share for Shares purchased under this option would be equal to the Offer Price. This option, which we refer to as the “Top-Up Option”, is subject to certain additional terms and conditions. See “Special Factors—The Merger Agreement.”

•

The initial offering period for the Offer will end at 5:00 p.m., New York City time, on October 20, 2008, unless we extend the Offer. We will announce any decision to extend the Offer in a press release stating the new expiration date no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration of the Offer. See “The Tender Offer—Section 1. Terms of the Offer; Expiration Date.”

Questions and Answers

Who Are the Parties to the Merger Agreement Pursuant to Which the Offer is Being Made?

The Offer is being made pursuant to the Merger Agreement among Parent, Purchaser and the Company.

Parent, Manitou BF S.A., is organized as a French limited company (Société Anonyme) and is a leader in the design, manufacture and distribution of handling equipment. It is a world market leader for rough terrain forklift trucks (rough terrain masted trucks and telescopic handlers) and has a worldwide distribution network of nearly 500 independent dealers spread over more than 100 countries. Parent’s products also include aerial platforms, industrial forklifts and warehousing equipment. Parent manufactures products under the brand names Manitou, Maniscopic, MRT, Maniaccess, Manitransit, Maniloader and Manilec. In addition, Parent also offers spare parts and after-market services. The address of the Parent’s principal executive offices is Z1 430 Route de l’Aubiniere, BP 249, Ancenis Cedex, France 44158 and its phone number is +33 (2) 40-09-10-11.

Purchaser, Tenedor Corporation, is a newly formed corporation organized under the laws of the State of Wisconsin and a wholly-owned subsidiary of Parent, with principal executive offices located at Z1 430 Route de l’Aubiniere, BP 249, Ancenis Cedex, France 44158. Its telephone number is +33 (2) 40-09-10-11. Purchaser has been organized by Parent solely for the purpose of facilitating the Offer and the Merger and has not engaged in any business other than in furtherance of this purpose. Purchaser’s corporate existence will terminate upon completion of the Merger.

The Company is a leader in the design, manufacture and distribution of compact equipment for construction and agriculture applications. Its compact equipment and related attachments are primarily used in a variety of earthmoving and material handling applications where space, mobility and manpower are at a premium. The Company also provides financing for its dealers and their customers. The Company believes its products are recognized as providing quality, reliability and performance to a loyal and growing customer base. It also believes it is differentiated from other construction equipment manufacturers by its focus on the growing compact equipment market, its extensive compact equipment-focused distribution network, and its ability to offer a broad line of high-quality compact equipment to a wide variety of customers. The principal executive offices of the Company are located at 143 Water Street, West Bend, WI 53095 and its phone number is (262) 334-9461.

What Are the Classes and Amounts of Securities Sought in the Offer?

We are seeking to purchase all of the Company’s outstanding common stock. The Company has one class of common stock and no other outstanding voting securities. As of the date hereof, Parent owns 1,748,046 Shares or approximately 14.40% of the outstanding Shares. See “Introduction.” As of the date of this Offer to Purchase, there are approximately 10,387,691 outstanding Shares not owned beneficially by Parent, Purchaser or their respective wholly-owned subsidiaries.

Can You Tell Me More About the Offer Price?

We are offering to pay $30.00 per Share, net to you in cash without interest. This price represents a premium of approximately 120% over the closing price of the Company’s common stock on The Nasdaq Stock Market (the “Nasdaq”) on September 5, 2008, the last full trading day before we announced the Offer and prior to the commencement of the Offer. If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker or other nominee and your broker tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See “The Tender Offer—Section 3. Procedures for Tendering Shares.”

How Will My Stock Options Be Treated in the Offer and the Merger?

If you hold a vested stock option, you are free to exercise that option in accordance with its terms and then tender your Shares in the Offer. Immediately prior to the acceptance by Purchaser for payment of the Shares tendered into the Offer, all outstanding options (whether vested or unvested) will be cancelled without any action on your part and, in exchange for such cancelled options, you will receive a cash payment with respect to each Share subject to such options equal in amount to the excess of the Offer Price over the exercise price of your options, less any required withholding taxes. See “Special Factors—The Merger Agreement.”

How Will My Stock Appreciation Rights and Awards of Restricted Stock Be Treated in the Offer?

If you previously received a restricted stock award and any portion of the Shares under that award has become vested, those vested Shares are the same as any other Shares, and you are free to tender those Shares in accordance with the terms of the Offer and these Shares will otherwise be treated like any other outstanding Share of the Company’s common stock. Awards of Shares of restricted stock that have not vested as of the expiration of the Offer are subject to the terms of your restricted stock award that provide that those Shares are not transferable. As a result, under the terms of your restricted stock award, you may not tender your Shares in the Offer.

Immediately prior to the acceptance by Purchaser for payment of the Shares tendered pursuant to the Offer, (i) each outstanding award under the Gehl Company 1995 Stock Option Plan, the Gehl Company 2000 Equity Incentive Plan and the Gehl Company 2004 Equity Incentive Plan (the “Company Stock Plans”) (other than an option or an award of Shares subject to restriction) entitling the holder thereof to a future payment of Shares or cash equal to or otherwise based on the value of Shares (whether vested or unvested), including your stock appreciation rights (a “Stock Unit”) and (ii) each outstanding award of restricted stock under any of the Company Stock Plans that has not previously vested, will be cancelled and converted into the right to receive from the Company an amount equal to the number of Shares previously underlying the Stock Units or award of restricted stock you hold multiplied by the Offer Price (such Offer Price to be less the exercise price per Share, if applicable, with respect to such Stock Unit), in any case less any required withholding taxes. This cash payment will be free and clear of all forfeiture provisions. See “Special Factors—The Merger Agreement.”

What Are the Most Important Conditions to the Offer?

Our obligation to purchase Shares at the expiration of the Offer is subject to satisfaction of, or if permitted, waiver of, several conditions, including the non-waivable condition that there shall have been validly tendered and not withdrawn before the Offer expires that number of Shares which, together with the number of Shares, if any, then owned beneficially by Parent, Purchaser and their respective wholly-owned subsidiaries, constitutes at least a number of Shares equal to the sum of (i) the number of Shares that represents two-thirds of the voting power of the total number of then-outstanding Shares entitled to vote on a fully diluted basis (after giving effect to the cash-out of options and restricted shares that will occur in connection with Purchaser’s acceptance of the tendered Shares) plus (ii) one Share entitled to vote (the “Minimum Tender Condition”). We estimate based on the number of outstanding Shares as of September 5, 2008, approximately 6,727,732 Shares not owned beneficially by Parent, Purchaser or their respective wholly-owned subsidiaries would have to be tendered in order to satisfy the non-waivable Minimum Tender Condition.

The Offer is also conditioned on the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Act and obtaining or making any consents, approvals and filings required by the German Federal Cartel Office under applicable foreign antitrust laws (and the expiration or termination of any applicable waiting periods thereunder). The offer is subject to several other conditions. See “Other Matters Relating to the Offer and the Merger—Certain Conditions to the Offer.”

In the event that all of the conditions to the Offer have not been satisfied or waived at the then scheduled expiration date of the Offer, Purchaser will be obligated to extend the expiration date of the Offer for a period determined by Purchaser of up to 20 business days, although, in certain circumstances, Purchaser shall have no obligation, but may extend the expiration date of the Offer. See “The Tender Offer—Section 1. Terms of the Offer; Expiration Date.”

What Does the Company’s Board of Directors Think of the Offer?

The Board of Directors of the Company unanimously (except for the recusal of Marcel Claude Braud, President of the Executive Committee and Chief Executive Officer of Parent) (a) determined that each of the Offer and the transactions contemplated by the Merger Agreement are fair to, and in the best interests of, the shareholders of the Company, (b) adopted and approved the Merger Agreement, including the Plan of Merger and the transactions contemplated thereby, including the Offer and the Merger, in accordance with the WBCL and (c) determined to recommend that the Company’s shareholders accept the Offer and tender their Shares to Purchaser and, to the extent applicable, approve the Plan of Merger. See “Special Factors—Reasons for the Recommendation of the Company Board.”

Does Purchaser Have Access to Adequate Financial Resources to Make Payment?

Yes. Purchaser will need approximately $330,433,958 to purchase all Shares not otherwise owned by Parent, Purchaser or their respective wholly-owned subsidiaries in the Offer, pay the merger consideration for any outstanding Shares at the time of the Merger and to pay related fees and expenses. Parent has entered into (subject to the terms and conditions contained therein) a new multicurrency term and revolving facilities agreement providing for aggregate financing of €260 million and $125 million. Funds borrowed under the new term and revolving facilities, along with cash and cash equivalents on hand, provide adequate financial resources to Parent to enable Purchaser to make all payments. See “Other Matters Relating to the Offer and the Merger—Source and Amount of Funds.”

Like most credit agreements with banks, there are conditions to the bank’s obligations to loan money to Parent. These conditions are discussed in “Other Matters Relating to the Offer and the Merger—Source and Amount of Funds.” However, Parent believes that if the conditions to the Offer are met, it will be able to meet all of the conditions imposed by the bank under the new term and revolving facilities. However, if Parent does not receive funding under its new credit facilities, Purchaser is still obligated to complete the Offer and alternative financing will have to be arranged. No alternative financing arrangements or plans have been made as of the date of the Offer to Purchase.

Is Your Financial Condition Relevant to My Decision to Tender My Shares in the Offer?

We do not think the financial condition of Parent or Purchaser is relevant to your decision whether to tender your Shares in the Offer because:

•	our obligations in the Offer and Merger are not subject to any condition relating to financing or the disbursement of financing;

•	the Offer is being made for all Shares;

•	if we consummate the Offer, we will acquire all remaining untendered Shares in the Merger for the same cash price;

•

Parent has signed a definitive agreement for financing with a reputable financial institution that will provide sufficient funds, along with cash and cash equivalents on hand, to enable Purchaser to purchase all Shares not otherwise owned by Parent, Purchaser or their respective wholly-owned subsidiaries; and

•

the new term and revolving facilities agreement is subject only to customary terms and conditions, which generally correspond to the conditions to the Offer and which we believe will be satisfied upon completion of the Offer.

What if I Cannot Deliver Everything That Is Required By the Expiration Date?

If you cannot deliver everything that is required in order to make a valid tender by the expiration date, you may be able to use a guaranteed delivery procedure, which is described later in this Offer to Purchase. See “The Tender Offer—Section 3. Procedures for Tendering Shares.”

Can the Offer Be Extended and Under What Circumstances?

We may extend, and we may be obligated to extend, the Offer from time to time if certain conditions to the Offer have not been satisfied or waived. See “The Tender Offer—Section 1. Terms of the Offer; Expiration Date.”

How Will I Be Notified If the Offer Is Extended?

If we extend the Offer, we will inform the Depositary of that fact and will make a public announcement of the extension, not later than 9:00 a.m., New York City time, on the next business day after the day on which the offer was scheduled to expire.

How Do I Tender My Shares?

To tender your Shares, you must deliver the certificates evidencing your Shares, together with a completed Letter of Transmittal, to the Depositary not later than the time the Offer expires. If your Shares are held in street name (that is, through a broker, dealer or other nominee), the Shares can be tendered by your nominee through The Depository Trust Company (“DTC”). If you are not able to deliver any required items to the Depositary by the expiration of the Offer, you may get a little extra time to do so by having a broker, bank or other fiduciary who is a member of the Securities Transfer Agent Medallion Program, or other eligible institution, guarantee that the missing items will be received by the Depositary within three Nasdaq trading days. However, the Depositary must receive the missing items within that three Nasdaq trading day period after the expiration of the Offer or you will not be able to tender your Shares in the Offer. See “The Tender Offer—Section 3. Procedures for Tendering Shares.”

Until What Time Can I Withdraw Previously Tendered Shares?

You can withdraw previously tendered Shares at any time until the Offer has expired and, if we have not agreed to accept your Shares for payment by November 7, 2008, you can withdraw them at any time after November 7, 2008 until we do accept your Shares for payment. In accordance with Wisconsin Administrative Code Section DFI-Sec 6.05, Shares may be withdrawn within 7 days from the date of the Offer and after 60 days from the date of the Offer, except as the Wisconsin Division of Securities may otherwise prescribe by rule or order for the protection of investors. This right to withdraw will not apply to any subsequent offering period. See “The Tender Offer—Section 1. Terms of the Offer; Expiration Date.”

How Do I Withdraw Previously Tendered Shares?

To withdraw previously tendered Shares you must deliver a written notice of withdrawal, or a facsimile thereof, with the required information to the Depositary while you still have the right to withdraw the Shares. See “The Tender Offer—Section 4. Withdrawal Rights.”

Following the Offer, Will the Company Continue as a Public Company?

The Company will continue to be a reporting company for as long as the rules promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), require. After the Offer is consummated but prior to the Merger, the number of shareholders and Shares that are still publicly owned may be so small that the Shares will no longer be listed on the Nasdaq or any other active public trading market and the Company may no longer be required to be a reporting company. If the Merger takes place, the Company will no longer have any publicly traded securities outstanding and the Company will no longer be required to be a reporting company. See “Other Matters Relating to the Offer and the Merger—Certain Effects of the Offer on the Market for the Shares.”

What Will I Receive for My Shares in the Merger If I Do Not Exercise Dissenters’ Rights, If Any?

If the Merger takes place, shareholders will receive $30.00 net per Share in cash in connection with the Merger.

Will I Have Dissenters’ Rights?

If you tender your Shares in the Offer, you will not be entitled to exercise statutory dissenters’ rights under the Wisconsin Business Corporation Law (the “WBCL”). If you do not tender your Shares in the Offer and the Merger is consummated, it is anticipated that holders of Shares that have not voted to approve the Merger, or consented thereto in writing, will not have dissenters’ rights under Section 180.1302 of the WBCL because it is anticipated that the Shares will continue to be quoted on the Nasdaq on the record date fixed for purposes of determining the holders of Shares entitled to receive notice of, and to vote at, a meeting to approve the Merger (or for purposes of determining whether the Merger may be consummated without a shareholder vote under Section 180.1104 of the WBCL). If it is determined that holders of Shares do have dissenters’ rights under the WBCL, whether because the Shares are no longer quoted on the Nasdaq on such record date or otherwise, holders of Shares that have not voted to approve the Merger, or consented thereto in writing, may assert dissenters’ rights in accordance with Sections 180.1301 to 180.1331 of the WBCL. If such dissenters’ rights are perfected, such Shares (the “Dissenting Shares”) will be converted into the right to receive such consideration as may be determined to be due pursuant to the WBCL in respect of such Dissenting Shares. This value may be more or less than or the same as the $30.00 net per Share cash consideration in the Offer and the Merger. See “Special Factors—Dissenters’ Rights.”

Will the Offer Be Followed by a Merger If Not All the Publicly Traded Shares of the Company Are Tendered in the Offer?

The Offer is subject to the non-waivable Minimum Tender Condition. If this condition is not satisfied, all previously tendered Shares will be returned to tendering shareholders, and the Merger will not take place. If this condition is satisfied and the Shares are purchased in the Offer, then, subject to the conditions to the Merger set forth in the Merger Agreement, the Merger will take place. See “Special Factors—The Merger Agreement.”

When the Merger takes place, the Company will become a direct or indirect wholly-owned subsidiary of Parent, and all of the remaining shareholders of the Company (other than Parent, Purchaser and their respective wholly-owned subsidiaries) will receive $30.00 net per Share in cash without interest. If, after the purchase of Shares pursuant to the Offer, Parent and Purchaser (together with other direct or indirect wholly-owned subsidiaries of Parent) own at least 80% but less than 90% of the outstanding Shares, Purchaser will have the right to exercise the Top-Up Option. If, after the purchase of Shares pursuant to the Offer and any exercise of the Top-Up Option, Parent and Purchaser (together with other direct or indirect wholly-owned subsidiaries of Parent) beneficially own at least 90% of the outstanding Shares, then Parent may elect to transfer any or all Shares beneficially owned by Parent and other direct or indirect wholly-owned subsidiaries of Parent and Purchaser to Purchaser and Purchaser will merge with and into the Company in a short-form merger pursuant to Section 180.1104 of the WBCL (a “Short-Form Merger”). If after the purchase of Shares pursuant to the Offer, a Short-Form Merger does not occur, then the Company will call a special meeting of the Company’s shareholders, and all Shares beneficially owned by Parent and Purchaser (together with other direct or indirect wholly-owned subsidiaries of Parent) will be voted in favor of, thereby approving, the Merger. See “Special Factors—The Merger; Plans For The Company After the Offer and the Merger; Certain Effects of the Offer.”

If I Decide Not to Tender, How Will the Offer Affect My Shares?

If the Merger takes place, shareholders not tendering in the Offer will receive the same amount of cash per Share that they would have received had they tendered their Shares into the Offer. Therefore, if the Merger takes place, the only difference to you between tendering your Shares and not tendering your Shares is that you will be paid earlier if you tender your Shares in the Offer, unless you properly perfect your dissenters’ rights, if any, under Wisconsin law. However, if for some reason the Offer is consummated but the Merger does not take place, the number of shareholders and Shares that are still publicly owned may be so small that the Shares will no longer be listed on the Nasdaq or any other active public trading market and the Company may no longer be required to be a reporting company. See “Special Factors—The Merger Agreement” and “Other Matters Relating to the Offer and the Merger—Certain Effects of the Offer on the Market for the Shares.”

What Is the Market Value of My Shares as of a Recent Date?

On September 5, 2008, the last full trading day before we announced the Offer and prior to the commencement of the Offer, the closing price of the Shares reported on the Nasdaq was $13.66 per Share. We advise you to obtain a recent quotation for the Shares in deciding whether to tender your Shares. See “Other Matters Relating to the Offer and the Merger—Price Range of Shares; Dividends.”

What are the Tax Consequences of Tendering the Shares for Cash or Receiving Cash Pursuant to the Offer or the Merger?

If you are a U.S. Holder (as defined herein), the receipt of cash by you in exchange for your Shares pursuant to the Offer or pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes, and may also be a taxable transaction under applicable state, local and foreign tax laws. In general, you will recognize, for U.S. federal income tax purposes, gain or loss equal to the difference, if any, between the amount of cash received and your adjusted tax basis in the Shares exchanged for cash. If you are a U.S. Holder and if the Shares sold or exchanged constitute capital assets in your hands, such gain or loss will be capital gain or loss. In general, capital gains recognized by an individual shareholder are eligible for preferential rates of U.S. federal income tax if the Shares were held for more than one year. If the Shares are held for one year or less, such capital gains recognized by an individual shareholder will be subject to tax at ordinary income tax rates. Payments made to a Non-U.S. Holder (as defined herein) with respect to Shares exchanged for cash in the Offer or pursuant to the Merger generally will be exempt from U.S. federal income tax, unless certain exceptions apply. We recommend that you consult your own tax advisors as to the particular tax consequences to you of the Offer and the Merger, including the effect of United States, federal, state and local tax laws or foreign tax laws. See “The Tender Offer—Section 5. Material U.S. Federal Income Tax Considerations” for a more detailed description of the U.S. federal income tax consequences of the Offer and the Merger.

Who Can I Call If I Have Questions About the Offer?

You can call D.F. King & Co., Inc. at (212) 269-5550 (banks and brokers) or (800) 967-7921 (all others) or SG Americas Securities, LLC at (866) 300-7414. D.F. King & Co., Inc. is acting as the Information Agent and SG Americas Securities, LLC is acting as the Dealer Manager for the Offer.

INTRODUCTION

Tenedor Corporation, a Wisconsin corporation and a direct, wholly owned subsidiary of Manitou BF S.A., a French limited company (Société Anonyme), hereby offers to purchase all the outstanding shares of common stock, par value $0.10 per share, of Gehl Company, a Wisconsin corporation, including all Shares issued upon the exercise of options, at $30.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal. As of the date hereof, Parent owns 1,748,046 Shares or approximately 14.40% of the outstanding Shares. You will not be obligated to pay brokerage fees or commissions, unless your Shares are held through a broker or other nominee who tenders your Shares on your behalf or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Purchaser will pay all charges and expenses of D.F. King & Co., Inc., as the Information Agent, SG Americas Securities, LLC, as the Dealer Manager, and American Stock Transfer & Trust Company, as the Depositary, incurred in connection with the Offer.

The Board of Directors of the Company (the “Company Board”) unanimously (except for the recusal of Marcel Claude Braud, President of the Executive Committee and Chief Executive Officer of Parent) (a) determined that each of the Offer and the transactions contemplated by the Merger Agreement are fair to, and in the best interests of, the shareholders of the Company, (b) adopted and approved the Merger Agreement, including the Plan of Merger and the transactions contemplated thereby, including the Offer and the Merger, in accordance with the WBCL and (c) determined to recommend that the Company’s shareholders accept the Offer and tender their Shares to Purchaser and, to the extent applicable, approve the Plan of Merger.

Robert W. Baird & Co. Incorporated (“Baird”) delivered its opinion to the Company Board to the effect that, as of September 7, 2008 and based upon and subject to the contents of its written opinion, including the various assumptions and limitations set forth therein, the $30.00 per Share in cash to be received by holders of Shares (other than Parent, Purchaser and their affiliates) in the Offer and the Merger was fair, from a financial point of view, to such holders.

The full text of the written opinion of Baird, dated September 7, 2008, which sets forth the assumptions made, general procedures followed, matters considered and limitations on the scope of review undertaken by Baird in rendering its opinion, is attached hereto as Annex C. Further discussion of the written opinion and the presentation by Baird at the September 7, 2008 meeting of the Company Board is contained in “Special Factors—Reasons for the Recommendation of the Company Board.” Baird provided its opinion at the request, and for the information and assistance, of the Company Board in connection with its consideration of the transactions contemplated by the Merger Agreement. The Baird opinion is not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or how any holder of Shares should vote with respect to the Offer and the Merger.

Pursuant to an engagement letter between the Company and Baird, the Company has agreed to pay Baird approximately $4.8 million for its services in connection with the transaction contemplated by the Merger Agreement, approximately $3.8 million of which is payable upon consummation of the Offer and the Merger. The Company has also agreed to reimburse Baird for its reasonable out-of-pocket expenses, not to exceed $75,000.

The Offer is subject to the non-waivable condition that there shall have been validly tendered and not properly withdrawn before the Offer expires that number of Shares which, together with the number of Shares, if any, then owned beneficially by Parent, Purchaser and their respective wholly-owned subsidiaries, constitutes at least a number of Shares equal to the sum of (i) the number of Shares that represents two-thirds of the voting power of the total number of then-outstanding Shares entitled to vote on a fully diluted basis (after giving effect to the cash-out of options and restricted shares that will occur in connection with Purchaser’s acceptance of the tendered Shares) plus (ii) one Share entitled to vote. If the Minimum Tender Condition is not satisfied, the Offer will be terminated, and all Shares previously tendered will be returned to tendering shareholders. If the Minimum Tender Condition is satisfied and the

Offer is consummated, Parent is obligated to cause the consummation of the Merger as soon as practicable thereafter and after satisfaction or waiver of the conditions to the Merger set forth in the Merger Agreement. Purchaser estimates that, based on the number of outstanding Shares as of September 5, 2008, approximately 6,727,732 Shares not beneficially owned by Parent, Purchaser or their respective wholly-owned subsidiaries would have to be tendered in order to satisfy the Minimum Tender Condition. The offer is subject to certain additional conditions. See “Other Matters Relating to the Offer and the Merger—Certain Conditions to the Offer.” Purchaser has expressly reserved the right to amend or make changes to the terms and conditions of the Offer, provided that, without the prior written consent of the Company, Purchaser will not do any of the following: (i) decrease the Offer Price or change the form of consideration payable in the Offer; (ii) decrease the number of Shares to be purchased by Purchaser pursuant to the Offer; (iii) amend or waive the Minimum Tender Condition; (iv) add to the conditions to the Offer specified in the Merger Agreement (see “Other Matters Relating to the Offer and the Merger—Certain Conditions to the Offer”); (v) modify the conditions to the Offer in a manner materially adverse to the holders of Shares; or (vi) extend the expiration date of the Offer except as required or permitted by the Merger Agreement.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of September 7, 2008, among Parent, Purchaser and the Company. Pursuant to the Merger Agreement, as soon as practicable after the completion of the Offer and satisfaction or waiver of the conditions to the Merger set forth in the Merger Agreement, Purchaser will merge with and into the Company in accordance with the applicable provisions of the WBCL. Following the Merger, the Company will be the surviving corporation (the “Surviving Corporation”) and a wholly-owned subsidiary of Parent and the separate existence of Purchaser will cease. At the effective time of the Merger (the “Effective Time”), (i) each outstanding Share (except for Shares held in the treasury of the Company, Shares owned by Parent or any direct or indirect wholly-owned subsidiary of Parent or the Company and Shares held by shareholders who have properly exercised dissenters’ rights, if any are available under the WBCL) will be converted into and represent the right to receive the Offer Price (the “Merger Consideration”), and (ii) each share of Purchaser’s common stock issued and outstanding immediately prior to the Effective Time will be converted into one share of the common stock of the Surviving Corporation. See “Special Factors—The Merger Agreement” for a description of the Merger and the Merger Agreement.

If, after the purchase of Shares pursuant to the Offer, Parent and Purchaser (together with other direct or indirect wholly-owned subsidiaries of Parent) own at least 80% but less than 90% of the outstanding Shares, the Company has granted Purchaser the option to purchase that number of Shares as is equal to the lowest number of Shares that, when added to the number of Shares beneficially owned by Parent and Purchaser at the time of such exercise, shall constitute one Share more than 90% of the total Shares then outstanding, to the extent such number of Shares are authorized, unissued and not reserved for issuance and does not violate any provision of applicable law or any Nasdaq rule or regulation applicable to the Company. If, after the purchase of Shares pursuant to the Offer and any exercise of the Top-Up Option, Parent and Purchaser (together with other direct or indirect wholly-owned subsidiaries of Parent) beneficially own at least 90% of the outstanding Shares, then Parent may elect to transfer any or all Shares beneficially owned by Parent and other direct or indirect wholly-owned subsidiaries of Parent and Purchaser to Purchaser and Purchaser will merge with and into the Company in a Short-Form Merger. If, after the purchase of Shares pursuant to the Offer, a Short-Form Merger does not occur, the parties to the Merger Agreement have agreed to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the satisfaction or waiver of the conditions to the Merger set forth in the Merger Agreement, in accordance with Section 180.1103 of the WBCL. In furtherance thereof, the Company will call a special meeting of the Company’s shareholders, and Parent and Purchaser have each agreed in the Merger Agreement to vote all of the Shares acquired pursuant to the Offer or otherwise owned by Parent or any of its subsidiaries in favor of the approval and adoption of the Merger Agreement and the Merger, thereby approving the Merger. See “Special Factors—The Merger Agreement.”

This Offer to Purchase and the documents incorporated by reference herein contain forward-looking statements. When used in this Offer to Purchase, words such as the Company “believes,” “anticipates,”

“expects,” “estimates” or “projects” or words of similar meaning are generally intended to identify forward-looking statements. These forward-looking statements include, among others, statements concerning Parent’s and Purchaser’s plans with respect to the acquisition of Shares by Purchaser, the outlook for the future and information about the Company’s strategic plans and objectives, expectations as to product sales and revenue growth, anticipated rates of capital expenditures and other statements of expectations, beliefs, future plans and strategies, anticipated events or trends and similar projections, as well as any facts or assumptions underlying these statements or projections. These forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties, assumptions and other factors, some of which are beyond Parent’s, Purchaser’s and the Company’s control, that could cause actual results to differ materially from those anticipated as of the date of this Offer to Purchase. Factors that could cause such a variance include, but are not limited to, those risk factors cited in the Company’s filings with the Securities and Exchange Commission (the “SEC”), any adverse change in general economic conditions, unanticipated changes in capital market conditions, the Company’s ability to implement successfully its strategic initiatives (including cost reduction initiatives), market acceptance of newly introduced products, unexpected issues related to the pricing and availability of raw materials (including steel and rubber) and component parts, unanticipated difficulties in securing products from third party manufacturing sources, the ability of the Company to increase its prices to reflect higher prices for raw materials and component parts, the cyclical nature of the Company’s business, the Company’s and its customers’ access to credit, competitive pricing, product initiatives and other actions taken by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including government subsidies and international trade regulations), technological difficulties, changes in currency exchange rates or interest rates, the Company’s ability to secure sources of liquidity necessary to fund its operations, changes in environmental laws, the impact of any strategic transactions effected by the Company and employee and labor relations. Shareholders are urged to consider these factors in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included in this Offer to Purchase are only made as of the date of this Offer to Purchase, and none of Parent, Purchaser or the Company undertakes any obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances. In addition, Parent’s, Purchaser’s and the Company’s expectations for the future are based in part on certain assumptions made by each of Parent, Purchaser and the Company, including those relating to commodities prices, which are strongly affected by weather and other factors and can fluctuate significantly, housing starts and other construction activities, which are sensitive to, among other things, interest rates and government spending and the performance of the U.S. economy generally. The accuracy of these or other assumptions could have a material effect on the Company’s ability to achieve the parties’ respective expectations.

The Company has provided all information in this Offer to Purchase relating to the Company and Parent has supplied all information in this Offer to Purchase relating to Parent and Purchaser.

Shareholders are urged to read this Offer to Purchase and the related Letter of Transmittal carefully before deciding whether to tender their Shares.

SPECIAL FACTORS

Agreements between Parent and the Company.

Parent and the Company entered into a Shareholder Agreement, dated as of July 22, 2004 (the “Shareholder Agreement”), pursuant to which Parent purchased from the Company 961,768 Shares (1,442,652 Shares on a post-August 2005 split adjusted basis), which at the time represented approximately 14.90% of the outstanding Shares. On September 26, 2005, the Company completed a public offering of Shares that diluted Parent’s beneficial ownership percentage of the outstanding Shares down to approximately 12.90%. To reverse the effect of this dilution, Parent engaged in open market purchases of an additional 305,394 Shares between November 14, 2005 and November 22, 2006 which brought Parent’s beneficial ownership percentage back up to approximately 14.25% of the outstanding Shares.

In connection with entering into the Shareholder Agreement, Parent and the Company entered into a Manufacturing License, Technical Assistance and Supply Agreement and an OEM Supply Agreement, each dated as of July 22, 2004 (collectively, the “Commercial Agreements”). The Manufacturing License, Technical Assistance and Supply Agreement provides for, in exchange for a licensing fee, a license granted by Parent to the Company to manufacture select models of Parent’s telescopic handlers in the United States and to sell such telescopic handlers under the Company’s trade names. The agreement also provides for Parent to provide technical assistance and sell components to the Company in connection with the Company’s manufacturing and distribution of the licensed telescopic handlers. The OEM Supply Agreement provides for Parent and the Company to sell certain telescopic handlers to each other. Such telescopic handlers are manufactured by the seller for distribution under the purchaser’s trade names. Pursuant to the OEM Supply Agreement, in 2007 the Company purchased telescopic handlers and related service parts from Parent with an aggregate wholesale value of approximately $2.6 million and the Company sold to Parent telescopic handlers and related service parts with an aggregate wholesale value of approximately $1.1 million. The terms of the two agreements were negotiated between Parent and the Company on an arm’s-length basis.

During the period that both of the Commercial Agreements are in effect, and for a period of seven years thereafter, the Shareholder Agreement provides that neither Parent nor its Representatives (as defined in the Shareholder Agreement) (acting on behalf of Parent) may, directly or indirectly, without the prior written consent of the Company or the Company Board (i) acquire additional Shares, (ii) make or participate in any solicitation of proxies, (iii) seek to influence the management, Company Board or policies of the Company, (iv) make any proposal or offer with respect to a merger, acquisition, consolidation or similar transaction involving the Company or (v) disclose any intention, plan or arrangement inconsistent with the foregoing. The Company has represented to Parent and Purchaser that to extent necessary to allow Parent and Purchaser to enter into the Merger Agreement and to perform the actions contemplated thereby, including the consummation of the transactions contemplated thereby, the Company or the Company Board, as the case may be, has taken all necessary actions to release Parent and Purchaser from the restrictions set forth in the Shareholder Agreement, such that the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, will not cause any violation of the Shareholder Agreement.

During the period that both Commercial Agreements are in effect, Parent may not sell, exchange, pledge, assign or otherwise dispose of any Shares purchased pursuant to the Shareholder Agreement. Following the termination of one or both of the Commercial Agreements, Parent may sell, exchange, pledge, assign or otherwise dispose of these Shares, subject to certain limitations.

Following the termination of one or both of the Commercial Agreements, the Company may purchase all of the Shares then held by Parent and purchased pursuant to the Shareholder Agreement (the “Call Option”), subject to Parent’s right to reject, and thereby void, the Company’s exercise of its Call Option on two separate occasions.

While the Commercial Agreements are in effect and Parent owns all of the Shares purchased pursuant to the Shareholder Agreement, the Company will use its reasonable efforts to cause Marcel Claude Braud to be nominated as a candidate for the Company Board and to cause him to be elected by the Company’s shareholders as a director of the Company. Mr. Braud currently serves as a director of the Company and is the President of the Executive Committee and Chief Executive Officer of Parent.

In connection with entering into the Merger Agreement, Parent and the Company entered into a Voting and Tender Agreement, dated as of September 7, 2008 (the “Voting and Tender Agreement”). The Voting and Tender Agreement provides that if the Merger Agreement is terminated in accordance with its terms and the Company concurrently enters into a definitive written agreement for a Superior Proposal (as that term is defined in the Merger Agreement) and pays the requisite termination fee to Parent, then Parent will cause all of the Shares owned, controlled or later acquired by it or its subsidiaries to be tendered into, or voted for, such Superior Proposal, subject to the terms and conditions specified in the Voting and Tender Agreement. See “—The Voting and Tender Agreement.”

Background of the Offer.

Members of the Supervisory Board and management of Parent have reviewed, from time to time, Parent’s investment in and the manufacturing and commercial relationships with the Company. A concern that Parent has had about its investment in the Company is that, due to the recent application of new accounting principles under the International Financial Reporting Standards (“IFRS”) applicable to Parent’s financial statements, Parent could not consolidate the Company’s results of operations on an equity basis in Parent’s consolidated results of operations. Because the Company has not paid a cash dividend in recent years, Parent’s equity investment in the Company has had no financial return under IFRS; however Parent’s financial statements do reflect the revenue and results generated from the commercial relationships between Parent and the Company.

In July 2006, senior executives of the Company and Parent met at Parent’s headquarters in France to discuss opportunities to strengthen their respective operations and their commercial relationships. During the meeting, the representatives of Parent raised the possibility of Parent being interested in increasing its equity investment in the Company from approximately 14% to 20% of the outstanding Shares. From the perspective of Parent, the benefits of such an increase in equity ownership would have been to consolidate the Company’s results of operations on an equity basis in Parent’s own consolidated financial statements.

On September 25, 2006, at a meeting of senior executives of the Company and Parent in Chicago, the Company informed Parent that the Company was not interested in Parent’s increasing its minority ownership stake in the Company. However, although the Company’s senior executives indicated that the Company was not for sale, the parties discussed the possibility of exploring whether Parent should acquire 100% of the equity of the Company.

At the next regularly scheduled meeting of the Company Board and at subsequent regularly scheduled meetings, the Company’s Chairman and Chief Executive Officer updated the Company Board regarding the ongoing conversations between the Company and Parent. Marcel Claude Braud, the Chief Executive Officer of Parent and a director of the Company, recused himself from all meetings of the Company Board at which the potential transaction was discussed.

In October 2006, Parent engaged SG Americas to serve as its financial advisor.

On December 14, 2006, the Chief Executive Officer and the Executive Vice-President of Parent met with the Chairman and Chief Executive Officer and the President and Chief Operating Officer of the Company in New York. SG Americas participated as Parent’s financial advisor and Baird and Foley & Lardner LLP (“Foley”) participated as the Company’s financial advisor and legal advisor, respectively. The purpose of the meeting was to discuss on a preliminary basis the merits of a combination of the two companies and potential next steps for further exploration of the possibility of such a transaction. The representatives of the Company informed the representatives of Parent that the Company was not for sale, but that, if Parent were to make a proposal, then the Company would consider it. The representatives of Parent responded that they would provide feedback during the second quarter of 2007. Subsequent to this meeting, Parent engaged Cleary Gottlieb Steen & Hamilton LLP (“Cleary Gottlieb”) to render it legal advice in connection with Parent’s relationship with the Company.

On February 21, 2007, members of senior management of the Company and Parent, respectively, together with Baird and SG Americas, met in New York to review the Company’s business prospects and certain organizational and structural aspects of a potential transaction.

On April 5, 2007, the Executive Committee and members of the Supervisory Board of Parent met to consider analyses, from a financial point of view, of the Company and the potential impact on Parent of an acquisition of the Company by Parent. At this meeting, members of the Supervisory Board of Parent considered a preliminary presentation dated April 4, 2007 prepared by SG Americas. This preliminary presentation reviewed historical trading data about the Shares, illustrative discounted cash flow analyses of the Company (based on internal forecasts provided by the Company and consensus estimates of Wall Street analysts), illustrative implied trading multiples for the Company (based on internal forecasts provided by the Company and consensus estimates of Wall Street analysts) and for selected other companies in the same industry sector (based on publicly available data), premia to recent trading prices and multiples implied by prices paid in selected historical takeovers (derived from publicly available data) and illustrative pro forma analyses of the impact on Parent’s earnings per share of an acquisition by Parent of the Company (derived from forecasts provided by the Company and publicly available information). Parent then authorized SG Americas to engage in further discussions with Baird about approaches to the analysis of the Company from a financial point of view.

On April 19, 2007, SG Americas and Baird discussed a draft document produced the previous day by SG Americas for Baird. The purpose of the document and the ensuing discussion between the two financial advisors was to permit these two advisors to enhance their mutual understandings of approaches to the analysis of the Company from a financial point of view. The document and discussion reviewed historical trading data about the Shares (based on publicly available information), historical and forecasted operating performance data about the Company and another company in the same sector (based on publicly available information), and illustrative premia and implied multiples (based on publicly available information) represented by hypothetical prices per Share with the range of $31 to $33 highlighted.

On May 3, 2007, representatives of the Company, Parent, Baird and SG Americas met in New York. During the meeting, the representatives of the Company presented the year-to-date operating performance of the Company as well as the outlook for 2007. The Company also conveyed that the Company was not for sale and therefore the terms of any proposal by Parent would have to be compelling to be considered. No specific price ranges were proposed at this meeting. At the conclusion of the meeting, the attendees agreed that Baird and SG Americas should have a follow-up call the next day to discuss further analyses of the Company from a financial point of view.

On May 4, 2007, Baird sent draft discussion materials to SG Americas presenting illustrative analyses that indicated that the illustrative values suggested by SG Americas would likely not be compelling to the Company at that time. Baird’s presentation reviewed implied EBITDA multiples for selected public companies and selected recent transactions based on publicly available information. Baird and SG Americas discussed those materials.

On May 11, 2007, the Company’s Chief Financial Officer held a conference call with SG Americas and Baird to provide details about the securitization program in place at the Company. During the call, the participants also discussed at a high level the potential benefits of a business combination.

Later in May 2007, senior executives of Parent and representatives of SG Americas continued conversations with senior executives of the Company and representatives of Baird regarding a potential transaction. As these discussions progressed, the representatives of Parent indicated that Parent would consider making an indicative proposal in the mid-$30’s, but was unlikely to move higher. The representatives of the Company and Baird indicated that an indicative proposal in the mid-$30’s would likely not be interesting to the Company Board at that time and suggested that Parent consider a higher indicative offer range.

In June and July 2007, representatives of Parent and the Company had additional contacts, during which Parent indicated it was not interested in a transaction at that time and the parties suspended discussions of such a transaction.

In September 2007, Parent’s Chief Executive Officer indicated to the Company’s Chairman and Chief Executive Officer that, in view of deteriorating macro-economic conditions, Parent would be interested in making an indicative proposal to acquire the Company at a price of $28 per Share, subject to due diligence and other customary conditions. This price of $28 per Share represented a premium of approximately 22% over the Company’s trailing one-month average Share price at the time.

In October 2007, the Company’s Chairman and Chief Executive Officer informed Parent’s Chief Executive Officer that an indicative price per Share of $28 would not be adequate from the Company’s perspective and that he did not expect that any price lower than $30 per Share would be worthy of serious consideration.

On November 8, 2007, certain members of the Executive Board and Supervisory Board of Parent reviewed, in consultation with SG Americas, Parent’s alternatives relating to its equity investment in the Company. In view of the adverse impact on Parent’s financial statements that was resulting from the declining market price of the Shares, the sentiment at the meeting was that Parent should continue to explore the alternative of divesting its equity investment in the Company and the alternative of acquiring all of the equity of the Company.

On January 7 and January 8, 2008, the Chief Executive Officer and the Executive Vice President of Parent met with the Chairman and Chief Executive Officer and the President and Chief Operating Officer of the Company at Parent’s headquarters to discuss the Company’s business prospects and review commercial cooperation opportunities. The representatives of Parent indicated that they would now be interested in making an indicative proposal to acquire the Company at a price of $24 per Share, subject to due diligence and other customary conditions. This price of $24 per Share represented a premium of 47% over the Company’s trailing one-month average Share price at the time. The representatives of Parent indicated that this was the best proposal that they would make and that, if the Company was not interested in such a proposal, then Parent would, subject to the terms of its shareholder agreement with the Company, consider the disposition of its 14% equity stake in the Company.

On January 28, 2008, the Company’s Chairman and Chief Executive Officer contacted Parent’s Chief Executive Officer to inform him that an indicative price per Share of $24 would not be adequate from the Company’s perspective and that he did not expect that any price lower than $30 per Share would be worthy of serious consideration by the Company Board.

On March 12, 2008, the Company’s Chairman and Chief Executive Officer and President and Chief Operating Officer and Parent’s Chief Executive Officer and Deputy Chief Executive Officer met during an industry conference held in Las Vegas. The executives of Parent conveyed that Parent continued to be interested in an acquisition of the Company and that Parent would consider proposing an indicative price of $30 per Share, subject to due diligence and other customary conditions. This price of $30 per Share represented a premium of 80% over the Company’s trailing one-month average Share price at the time. Parent’s executives characterized this as the absolute maximum indicative price that Parent would consider proposing. The Company’s Chairman and Chief Executive Officer indicated that the Company would review the concept of an all-cash $30 per Share price with the Company Board at its regularly scheduled meeting in April.

On April 4, 2008, the Parent’s Chief Executive Officer and the Company’s Chairman and Chief Executive Officer discussed Parent’s preliminary proposal of March 12 and the potential negotiation of a transaction.

On April 11, 2008, SG Americas outlined for the Executive Vice President of Parent preliminary considerations on the structure and timing for a hypothetical transaction with the Company.

On April 25, 2008, the Company Board at a regularly scheduled meeting reviewed the all-cash $30 per Share price in consultation with Baird and Foley. Pursuant to the direction of the Company Board at this meeting, the Chairman and Chief Executive Officer of the Company informed Parent’s Chief Executive Officer that he had been authorized to proceed with discussions relative to a transaction at an all-cash price of $30 per Share, but that the Company would have to undertake further analysis. In addition, at the request of the Company Board, Baird contacted SG Americas to request that Parent present the Company with a written proposal by May 9, 2008. In the course of that conversation, SG Americas indicated that Parent would withdraw any such proposal if the Company were to shop itself and that it would be requesting exclusivity.

On May 5, 2008, Parent submitted to the Company a written indication of its interest with respect to acquiring all of the outstanding Shares at an all-cash price of $30 per share, subject to due diligence, definitive documentation, internal approvals at Parent and other conditions. The indication of interest also addressed the proposed structure of the deal, Parent’s anticipated sources of financing and the absence of a financing condition. The indicative price of $30 per Share represented a premium of approximately 71% over the Company’s trailing one-month average Share price at the time. In connection with this indication of interest, Parent made a request for a four-week exclusivity period, which request was subsequently denied, and reiterated that it would terminate negotiations if the Company were shopped.

Approximately one week later, in response to a request by Baird, SG Americas submitted to Baird a preliminary list of documents and information in the possession of the Company that Parent intended to review as part of its due diligence process.

On May 14, 2008, the Company Board met and, in consultation with Baird and Foley, discussed the written indication of interest submitted by Parent. The Company Board was advised that Parent would withdraw its proposal if the Company were to solicit other potential bidders for the Company and the exclusivity request was discussed. Baird reviewed with the Company Board materials provided to the directors in advance of the meeting, including Baird’s preliminary valuation analyses as well as Baird’s judgment of the other potential partners for a business combination transaction involving the Company and their ability to finance and complete such a transaction. Foley reviewed for the directors their fiduciary duties under Wisconsin law in connection with the consideration of a transaction such as that proposed by Parent. At the conclusion of the meeting, the Company’s management was directed to continue non-exclusive discussions with Parent.

On May 15, 2008, Baird contacted SG Americas to communicate that, while the Company Board had not decided to sell the Company, the Company Board had authorized the Company’s management to hold discussions with Parent’s management in connection with the $30 per Share proposal, as well as to provide Parent and its advisors with the documents and information they had requested for due diligence purposes, but that Company would not enter into an exclusivity agreement with Parent. In addition, Baird conveyed the Company’s request that Parent provide a draft merger agreement so that the Company could fully understand the terms and conditions contemplated by Parent’s proposal.

On May 22, 2008, the Company and Parent entered into a confidentiality agreement so that the due diligence process could commence. The next day, the Company provided Parent and its advisors access to an electronic data room where documents would be posted in response to Parent’s due diligence request. Thereafter, Parent and its advisors began their due diligence review of the Company.

On May 27, 2008, Cleary Gottlieb sent a draft merger agreement to Foley.

On June 2, 2008, representatives of the Company, Parent, SG Americas, Baird and Foley met in Foley’s Chicago offices to review the operating performance of the Company for the first four months of 2008. In addition, the Company’s management presented internal financial projections. On June 4, 2008, in response to a request from Baird, Parent reconfirmed its interest in pursuing a transaction, subject to due diligence and other specified conditions, at an all-cash price of $30 per Share. Parent also again requested an exclusivity period and reiterated that it would withdraw its offer if the Company were to shop the Company to other potential buyers. The indicative price of $30 per Share represented a premium of approximately 87% over the Company’s trailing one-month average Share price at the time.

On June 5, 2008, the Company Board met, together with Baird and Foley. The Company’s Chairman and Chief Executive Officer informed the Board of developments with Parent, including the June 2, 2008 diligence meeting and the June 4, 2008 communication from Parent. Baird reviewed for the Company Board an analysis of the Company’s projections and Baird’s updated valuation analysis. Foley reviewed for the Company Board the terms of the draft merger agreement, including the proposed representations and warranties, conditions to completion of the transaction and the termination provisions including the Company right to terminate the transaction under certain circumstances following receipt of a superior proposal and related provisions.

On June 13, 2008, the financial advisor of a party (“Counterparty A”) interested in a business combination transaction involving the Company contacted Baird and indicated that Counterparty A was interested in submitting an acquisition proposal for the Company with a price in the range of $22 to $23 per Share.

On June 20, 2008, the Company Board met to discuss the indication of interest from Counterparty A and for an update on the negotiations with Parent. At the conclusion of those discussions, the Company Board instructed management to continue to negotiate with Parent on a non-exclusive basis and to communicate to Counterparty A that its indicative price was not compelling compared to the Company’s other alternatives. Baird subsequently delivered the message as directed to Counterparty A.

On June 23, 2008, a representative of Counterparty A contacted Baird and raised such party’s indicative price to $24 to $25 per share. Acting on instructions from the Company, based primarily on the fact that Counterparty A’s indicative price was less than the price offered by Parent and concern that Parent would terminate its offer and negotiations if it determined the Company was being shopped, on June 27, 2008, Baird informed Counterparty A that its revised indicative price was not compelling compared to the Company’s other alternatives.

During June, July and August of 2008, Parent, together with its advisors, conducted due diligence of the Company and analyzed and arranged for financing for the transaction. On June 9, 2008, SG Americas outlined for the Executive Vice President of Parent key data points for Parent’s use in connection with planning its financing for a hypothetical transaction with the Company. This work for Parent included illustrative internal analysis (based on Parent’s and the Company’s respective internal projections and publicly available data and estimates) of sources and uses for the financing of the transaction. On July 20, 2008, SG Americas outlined for the Executive Vice President of Parent, after consultation with accounting advisors to Parent, the impact of reporting the Company’s securitization facility under IFRS accounting principles applicable to Parent rather than under U.S. generally accepted accounting principles (“GAAP”) applicable to the Company. In parallel, Parent and the Company, together with their respective advisors, continued to negotiate the definitive documentation for the proposed transaction. In particular, the Company requested that the Parent agree to a “go-shop” market check provision, a longer minimum tender offer period, a voting and tender agreement pursuant to which Parent would agree to tender into or vote for a superior proposal and a reduction in its proposed $15 million termination fee. Parent ultimately did agree to increase the tender offer period to 30 business days and to enter into a voting and tender agreement. Parent refused to agree to a “go-shop” or a reduction in the termination fee at that time.

On July 25, 2008, the Company Board met for a regularly scheduled meeting. Among other matters, the Company Board reviewed and approved the Company’s strategic plan. The Company Board also received an update on discussions with Parent and its advisors from Foley and Baird, as well as an update from Baird on its valuation analysis.

On July 29, 2008, the Company, Parent, SG Americas, Baird and Foley met at Foley’s offices in Milwaukee to review the performance of the Company during the second quarter of 2008, the Company’s revised guidance for 2008 and the Company’s outlook for 2009.

Also on July 29, 2008, representatives of Parent met with several of the Company’s managers, without advisors present, to discuss the transaction and the benefits of a combination between the two companies and the general philosophy of Parent toward retaining management of the Company if it were to acquire the Company. No offers of employment or commitments were made to the Company’s managers at these meetings and no understandings or agreements were reached.

During July of 2008, the Company received an inquiry from a second interested party (“Counterparty B”) seeking the Company’s interest in a potential business combination transaction. Counterparty B indicated that it would be willing to consider a transaction at a “compelling valuation.” At the direction of the Company, Baird followed up with the financial advisor to Counterparty B. Baird advised that the Company would consider a proposal that was in writing and specified an indicative valuation range. No proposal was ever received from Counterparty B.

On August 15, 2008, the Company Board met with certain members of Company management, Baird and Foley. Prior to the meeting, the Company Board had been provided with a recent draft of the merger agreement with Parent, along with a summary of the draft. At the meeting, Foley reviewed with the Company Board the terms of the draft merger agreement including the structure of the transaction, the length of the tender offer period, the representations and warranties, the conditions to the closing of the transaction and the rights of the parties to terminate the agreement. The participants also discussed circumstances under which the Company Board could exercise its “fiduciary out” and the ongoing negotiations as to the amount of the termination fee. Following that discussion, Baird updated the Company Board regarding its financial analysis, the status of Parent’s financing and contacts made by the representative of Counterparty A interested in effecting a business combination transaction with the Company.

On August 19, 2008, the Chief Executive Officer of Parent called the Chairman and Chief Executive Officer of the Company to inform him that the Supervisory Board of Parent had decided to revise its indicative proposal by lowering the price to $28.50 per Share. This revision was based on the historical and projected performance of the Company, the continued difficulties for the sector generally and the difficulties confronting Parent and the financing market generally in connection with arranging for financing of corporate transactions such as the proposed transaction between the companies.

On August 20, 2008, the Company Board met with Baird, Foley and the Company’s General Counsel to discuss Parent’s lowered price. The Company Board directed management to communicate to Parent that the Company Board would not continue the negotiations if Parent did not restore its offer to at least $30.00 per Share. The Board also directed Baird to continue its discussions with Counterparty A.

Following the Board meeting, Baird contacted the financial advisor of Counterparty A and indicated that the Company was considering other alternatives and that Counterparty A needed to reconsider its valuation promptly if it wanted to be considered as a viable alternative for the Company to pursue. Baird continued conversations with the financial advisor over the following weeks and requested that a revised indicative proposal be put in writing. The financial advisor noted that, in any case, Counterparty A would not participate in an auction and would demand exclusivity if it were to enter into discussions with the Company. During the course of these conversations, Baird advised the financial advisor that any indicative proposal would need to “start with a three” in order to be competitive. Ultimately, Counterparty A did not submit a revised proposal.

On August 22, 2008, the Chairman and Chief Executive Officer of the Company called the Chief Executive Officer of Parent to inform him that the Company Board would not consider an offer of $28.50 per Share and would reject any offer that was not at least $30 per Share. Shortly thereafter, Baird contacted SG Americas with further clarification and advised SG Americas that Baird would be prepared to recommend to the Company Board a transaction at $31 per Share with a termination fee of $11 million.

The Supervisory Board of Parent, at a meeting on August 26, 2008, considered this most recent communication from the Company and Baird and resolved to proceed with the transaction at a price of $30 per Share, subject to satisfactory negotiation of financing. Over the coming days, management of Parent reached a satisfactory understanding with its financing sources for the proposed transaction.

On August 28, 2008, SG Americas contacted Baird to acknowledge the Company’s message of August 22, 2008 and to express Parent’s interest in moving forward with the transaction. The parties, together with their advisors, continued with their efforts to complete the processes of due diligence and negotiation of definitive documentation.

On August 29, 2008, representatives of Foley and Cleary Gottlieb held a conference call to continue negotiating the definitive documentation.

On September 4, 2008, representatives of SG Americas and Baird held a conference call to discuss the remaining open business points in the merger agreement. Following this call, SG Americas sent Baird a letter indicating Parent’s best and final offer, which provided that Parent would increase its previous proposal and pay $30 per Share in the transaction and that Parent would reduce its request on the termination fee from $15 million to $14 million. Also on September 4, 2008, representatives of Foley and Cleary Gottlieb held conference calls to continue negotiating the definitive documentation.

Subsequent to receipt of Parent’s September 4, 2008 proposal letter and at the direction of the Company, Baird contacted the representatives of SG Americas and advised them that the Company would be prepared to recommend to the Board a transaction with a termination fee of $12.5 million accompanied by an increase in price from $30 per Share. The Company’s proposal was ultimately rejected by Parent.

During the remainder of the week of September 1, 2008, Foley continued to negotiate the terms of the definitive documentation with Cleary Gottlieb.

On September 5 and 6, 2008, Parent reconfirmed to senior management of the Company that entering into retention and incentive arrangements with them would be critical for the success of the proposed combination, but that Parent was prepared to enter into negotiations of these arrangements only after the execution and announcement of the transaction and that no commitments to management would be made beforehand.

On September 6, 2008, Baird, on behalf of the Company, conveyed a request to SG Americas that Parent raise its offer price and lower the termination fee to $12.5 million. After consulting with senior executives of Parent, SG Americas replied that Parent would not raise its proposed offer price above $30 or lower the proposed termination fee below $14 million and that Parent had made its best and final offer. Also on September 6, 2008, in a communication by a senior executive of Parent to the Chief Executive Officer of the Company it was conveyed that Parent may modify, in a manner adverse to the Company, the terms of its latest proposal if the transaction documents were not signed on September 7 in time for an announcement on September 8 before the markets opened in France.

On the morning of September 7, 2008, the Company met to consider the status of the proposed transaction with Parent. The Company Board was advised of the developments that had transpired since its last meeting on August 20, 2008, including the status of price and termination fee negotiations as well as the discussions that had occurred with Counterparty A. Foley reviewed the current draft of the merger agreement and related documents, copies of which had been previously provided to the directors. In particular, Foley reviewed the length of the tender offer period, the various circumstances under which the merger agreement could be terminated, including the ability of the Company Board to terminate the merger agreement and accept a superior proposal upon the payment of a termination fee to Parent, and Parent’s obligation to tender into and otherwise vote to support any such superior proposal. Foley once again summarized the fiduciary obligations of the Company Board relative to consideration of the proposed transaction. Representatives of Duff & Phelps, LLC (“Duff & Phelps”) and Emory & Co., LLC (“Emory”) then provided their appraisal opinion reports, copies of which had been provided in advance of the meeting, to the Company Board with respect to the fair value of the Company’s common stock. These appraisal firms were retained by the Company in order to satisfy a Wisconsin regulation regarding going private transactions. Duff & Phelps concluded that the fair value of the Company’s common stock was $17.65 and Emory concluded that such fair value was $19.79. Baird then reviewed its valuation analysis, a copy of which had been provided to the directors in advance of the meeting, of Parent’s $30 per share offer price. Baird then provided the Company with its oral opinion, which was subsequently confirmed in writing, to the effect that as of that date and based upon and subject to the assumptions made, procedures followed, matters considered, and the limitations and qualifications set forth in its written opinion, the $30 per share in cash to be paid pursuant to the merger agreement was fair, from a financial point of view, to the holders of the Company’s common stock (other than Parent and its affiliates or subsidiaries). Following deliberations (including an executive session of the Company’s independent directors), the Company Board unanimously (except for the recusal of Marcel Claude Braud who did not participate in the meeting) approved the merger agreement and the transactions contemplated thereby.

The merger agreement and the related documents were subsequently executed on September 7, 2008 and the transaction was announced on the morning of September 8, 2008. On September 8, 2008, the Offer to Purchase was mailed to the shareholders of the Company and the Offer formally commenced.

Reasons for the Recommendation of the Company Board.

In reaching its conclusions and recommendations described above, the Company Board consulted with the Company’s senior executive officers, legal counsel and financial advisors. The Company Board considered the following material factors that it believed supported its determinations:

•	the terms and conditions of the Offer, the Merger and the Merger Agreement;

•	the current and historical financial condition, results of operations, business and prospects of the Company;

•	the Company Board’s recent evaluation of the Company’s long-term strategic plan;

•	consideration of the analyses of Robert W. Baird & Co. regarding possible strategic alternatives and business opportunities for the Company, including:

•

an analysis of the Company if it were to remain independent and continue to do business in the segments in which it is currently operating, taking into account the risks inherent in remaining independent, and the prospects of the Company going forward as an independent entity; and

•	an analysis of the potential for other interested acquirers, the likelihood that such an acquirer would offer a price in excess of the Offer Price and the execution risk associated with such an offer.

•

the presentation of Robert W. Baird & Co. as to various financial matters and the written Robert W. Baird & Co. Opinion (as defined below), dated September 7, 2008, to the effect that, as of the date of the opinion, the consideration to be received by holders of Shares pursuant to the Offer and the Merger was fair from a financial point of view to such shareholders (other than Parent, Purchaser and their affiliates). The full text of the Robert W. Baird & Co. Opinion which sets forth the procedures followed, the factors considered and the assumptions made by Robert W. Baird & Co. in arriving at its opinion is attached hereto as Annex C and is incorporated herein by reference. Shareholders are urged to read the Robert W. Baird & Co. Opinion carefully and in its entirety;

•

the fact that the Offer Price and the Merger Consideration are greater than that independently recommended by two qualified, independent appraisers (Duff & Phelps, LLC and Emory & Co., LLC), after reasonable investigation considering all relevant factors. The full text of the opinions of the appraisers which set forth, among other things, assumptions made, procedures followed, matters considered and qualifications and limitations of the review undertaken in rendering the opinions, are attached hereto as Annex D and Annex E, respectively, and are incorporated herein by reference (the “Appraisal Opinions”). Shareholders are urged to read the Appraisal Opinions in their entirety;

•

the relationship of the Offer Price and the Merger Consideration to the historical trading prices of the Shares, including the fact that the Offer Price and the Merger Consideration represented premiums of 119.6%, 107.6%, 91.6% and 104.9% over the trading price for the Shares reported one business day, 30 days, 90 days and 180 days, respectively, prior to the first public announcement of the Offer;

•	the form of consideration to be paid to holders of Shares in the Offer and the Merger and the certainty of value of such cash consideration;

•

statements by Parent during the negotiations of the Merger Agreement to the effect that it would cease negotiation of the Merger Agreement and no longer pursue a business combination with the Company if, prior to the execution of the Merger Agreement, the Company were to solicit any proposals for, negotiate or provide confidential information in connection with an alternative transaction;

•

the fact that the Merger Agreement permits the Company to respond, prior to the completion of the Offer, to a bona fide Acquisition Proposal (as that term is defined in the Merger Agreement) by furnishing information to, and participating in discussions or negotiations with, any third party making such proposal, provided that the Company Board reasonably believes in good faith, after consultation with its financial advisors and outside counsel, that such third party’s Acquisition Proposal constitutes or is expected to lead to a Superior Proposal, and the Company Board determines in good faith (after consultation with outside counsel) that the failure to take such action is inconsistent with its fiduciary duties to the shareholders of the Company under applicable law. The Company may accept, recommend and enter into an agreement with respect to such Acquisition Proposal if the Company Board (A) concludes in good faith, after consultation with outside counsel and its financial advisors, that such Acquisition Proposal constitutes a Superior Proposal (after giving effect to adjustments to the terms of the Merger Agreement offered by Parent prior to termination thereof), (B) determines in good faith, after consultation with outside counsel, that the failure to take such action is inconsistent with fulfilling its fiduciary duties to the shareholders of the Company under applicable law, (C) the Company pays Parent a termination fee equal to $14 million and (D) the Company terminates the Merger Agreement pursuant to its terms;

•

the anticipated timing of consummation of the transactions contemplated by the Merger Agreement, and the structure of the transaction as a tender offer for all Shares, which should allow shareholders to receive the transaction consideration in a relatively short time frame, followed by the Merger in which shareholders will receive the same consideration as received by shareholders who tender their Shares in the Offer;

•

the belief that the longer than typical minimum Offer period which will remain open until at least 5:00 p.m. on the thirtieth (30th) business day following (and including the day of) the commencement of the Offer should allow a reasonable time period in which other potential acquirers of the Company can make an Acquisition Proposal;

•

the willingness of Parent and Purchaser to enter into the Voting and Tender Agreement, which would require Parent and Purchaser to tender its Shares, or vote for, a Superior Proposal if the Company should receive such a Superior Proposal;

•

the representation of Parent that it has sufficient cash or access to cash to satisfy all of its obligations under the Merger Agreement and the fact that the Offer is not subject to a financing condition;

•

the business reputation of Parent and its management, which the Company Board believed supported the conclusion that an acquisition transaction with Parent and Purchaser could be completed relatively quickly and in an orderly manner; and

•	the belief that the regulatory approvals required to consummate the Offer are minimal, and the prospects for receiving such approvals within a short time frame are good.

The Company Board also considered a variety of risks and other potentially negative factors concerning the merger. These factors included the following:

•	the fact that, following the Merger, the Company’s shareholders will cease to participate in any future earnings growth of the Company or benefit from any future increase in value;

•	the fact that, for U.S. federal income tax purposes, the Merger Consideration will be taxable to the Company’s shareholders;

•

the interests of the Company’s directors and executive officers that are different from, or in addition to, the interests of the Company’s shareholders generally, as described in “Special Factors—Interests of Certain Persons in the Offer.”

•	the possible disruption to the Company’s business that might result from the announcement of the Offer and the resulting distraction of the attention of the Company’s management;

•

the customary restrictions on the conduct of the Company’s business prior to the consummation of the Merger requiring the Company to conduct its business in the ordinary course, subject to specific limitations, which may delay or prevent the Company from undertaking business opportunities or actions; and

•

the fact that prior to accepting a Superior Proposal, the Company would be required to pay Parent a termination fee (as described above), which could deter an interested party from making a Superior Proposal.

The Company Board did not assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Company Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it. Individual members of the Company Board may have given different weight to different factors.

The Company did not consider whether the consideration in the Offer and the Merger constitutes fair value in relation to the Company’s liquidation value and did not give consideration to the Company’s net book value. The Company believes that these measures do not reflect the fair value of the Company or the Shares. The Company did not consider the liquidation value of the Company’s assets to be a material factor because it believes that significant goodwill is associated with the Company and its business, substantial value results from continuing the Company as a going concern and any liquidation would destroy value. Also, the Company believes that net book value, which is an accounting concept that focuses on the value at which assets are reflect on the balance sheet, overlooks the substantial value represented by the income and cash flows that can be generated as a going concern.

It is expected that, if the Shares were not to be purchased by Purchaser in accordance with the terms of the Offer or if the Merger were not to be consummated, the Company’s current management, under the general direction of the Company Board, would continue to manage the Company as an ongoing business in accordance with the Company’s current long-term strategic plan.

The Company Board considered the factors discussed above and reached the conclusion that the positive factors outweighed the negative factors. This conclusion supported the Company Board’s determination that the Offer and the Merger are in the best interests of the Company and its shareholders.

Opinion of Robert W. Baird & Co. Incorporated

The Company Board retained Robert W. Baird & Co. Incorporated, or Baird, as its financial advisor in connection with the Offer and the Merger (together, as used in this section, the “Transaction”) and to render an opinion as to the fairness, from a financial point of view, to the holders (other than Parent, Purchaser and their affiliates) of the Company’s common stock of the Consideration (as defined below) to be received by such holders.

On September 7, 2008, Baird delivered its opinion to the Company Board to the effect that, subject to the contents of such opinion, including the various assumptions and limitations set forth therein, as of such date, the consideration of $30.00 in cash per Share (the “Consideration”) to be received by the holders (other than Parent, Purchaser and their affiliates) of the Company’s common stock pursuant to the Transaction was fair, from a financial point of view, to such holders of the Company’s common stock.

Baird’s opinion was approved by a fairness committee, a majority of the members of which were not involved in providing financial advisory services on behalf of Baird to the Company in connection with the Transaction.

The full text of Baird’s written opinion, dated September 7, 2008, which sets forth the assumptions made, general procedures followed, matters considered and limitations on the scope of review undertaken by Baird in rendering its opinion, is attached as Annex C to this Offer to Purchase and is incorporated herein by reference. Baird provided its opinion at the request and for the information of the Company Board in connection with consideration of the Transaction. The opinion is not directed to any other person and is directed only to the fairness, as of the date of the opinion and from a financial point of view, of the Consideration payable to the holders (other than Parent, Purchaser and their affiliates) of the Company’s common stock in the Transaction. Baird expresses no opinion about the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or class of such persons, relative to the Consideration to be received by holders of the Company’s common stock pursuant to the Agreement. The opinion does not constitute a recommendation to any shareholder as to how such shareholder should vote with respect to the Merger or whether any shareholder should tender Shares of the Company’s common stock in the Offer. The summary of Baird’s opinion set forth below is qualified by reference to the full text of such opinion attached as Annex C to this Offer to Purchase. You are urged to read the opinion carefully in its entirety.

In conducting its investigation and analyses and in arriving at its opinion, Baird reviewed such information and took into account such financial and economic factors, investment banking procedures and considerations as it deemed relevant under the circumstances. In that connection, Baird has, among other things:

•

reviewed certain of the Company’s audited consolidated financial statements and internal information, primarily financial in nature, including financial forecasts (the “Forecasts”), concerning the Company’s business and operations furnished to Baird for purposes of its analysis;

•

reviewed publicly available information including, but not limited to, the Company’s recent filings with the Securities and Exchange Commission and equity analyst research reports covering the Company prepared by various investment banking firms including Baird;

•	reviewed the draft Agreement and Plan of Merger dated September 3, 2008 (the “Agreement”) in the form presented to the Company Board;

•	compared the historical marked prices and trading activity of the Company’s common stock with those of other publicly traded companies Baird deemed relevant;

•	compared the Company’s financial position and operational results with those of other publicly traded companies Baird deemed relevant and considered the market trading multiples of such companies;

•	compared the proposed financial terms of the Transaction with the financial terms of other business combinations Baird deemed relevant; and

•	considered the present values of the Company’s forecasted cash flows.

Baird held discussions with members of the Company’s senior management concerning the Company’s historical and current financial condition and operating results, as well as the Company’s future prospects. Baird was not requested to and did not solicit third party indications of interest in acquiring all or any part of the Company. Baird also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria that it deemed relevant for the preparation of its opinion.

In arriving at its opinion, Baird assumed and relied upon the accuracy and completeness of all of the financial and other information that was publicly available or provided by the Company, or on the Company’s behalf, to Baird. Baird did not independently verify any information supplied to it by the Company that formed a substantial basis for its opinion. Baird was not engaged to independently verify, and it did not assume any responsibility to verify, any such information, and Baird assumed that the Company was not aware of any information that the Company or the Company’s advisors prepared that might be material to Baird’s opinion that had not been provided to Baird. Baird assumed that:

•	all of the Company’s material assets and liabilities (contingent or otherwise, known or unknown) were as set forth in the Company’s financial statements;

•

the financial statements that the Company provided to Baird presented fairly the Company’s results of operations, cash flows and financial condition for the periods indicated and were prepared in conformity with U.S. generally accepted accounting principles consistently applied;

•

the Forecasts were reasonably prepared on bases reflecting the best available estimates and good faith judgments of the Company’s senior management as to the Company’s future performance, and Baird relied upon such Forecasts in the preparation of its opinion;

•

the Transaction will be consummated in accordance with the terms and conditions of the Agreement without any amendment thereto and without waiver by any party of any of the conditions to their respective obligations thereunder;

•

in all respects material to its analysis, the representations and warranties contained in the Agreement are true and correct and that each party will perform all of the covenants and agreements required to be performed by it thereunder; and

•	all material corporate, governmental, regulatory or other consents and approvals required to consummate the Transaction have been or will be obtained.

Baird has relied as to all legal matters regarding the Transaction on the advice of the Company’s legal counsel. In conducting its review, Baird did not undertake nor obtain an independent evaluation or appraisal of any of the Company’s assets or liabilities (contingent or otherwise) nor did it make a physical inspection of the properties or facilities of the Company. Baird did not consider any strategic, operating or cost benefits that might result from the Transaction or any expenses relating to the Transaction. In each case, Baird made the above assumptions with the Company’s consent.

Baird’s opinion necessarily is based upon economic, monetary and market conditions as they existed and could be evaluated on the date of such opinion, and its opinion does not predict or take into account any changes that may occur, or information that may become available, after the date of such opinion. Baird expresses no opinion as to the price or trading range at which any of the Company’s securities (including the Company’s common stock) will trade after the date of the opinion.

Baird’s opinion was prepared at the request and for the information of the Company Board, and may not be relied upon, used for any other purpose or disclosed to any other party without Baird’s prior written consent; provided, however that Baird’s opinion may be reproduced in full in this Offer to Purchase. Baird’s opinion is limited to the fairness, from a financial point of view, of the Consideration to be received by the holders (other than Parent, Purchaser and their affiliates) of the Company’s common stock. Baird’s opinion does not address the relative merits of: (i) the Transaction, the draft Agreement or any other agreements or other matters provided for or contemplated by the draft Agreement; (ii) any other transactions that may be or might have been available as an alternative to the Transaction; or (iii) the Transaction compared to any other potential alternative transactions or business strategies considered by the Company Board, accordingly, Baird relied upon its discussions with the

Company’s senior management with respect to the availability and consequences of any alternatives to the Transaction. At the Company’s direction, Baird was not asked to, and Baird did not, offer any opinion as to the terms, other than the Consideration to the extent expressly specified herein, of the Agreement or the form of the Transaction. BAIRD’S OPINION DOES NOT CONSTITUTE A RECOMMENDATION TO ANY SHAREHOLDER AS TO HOW SUCH SHAREHOLDER SHOULD VOTE WITH RESPECT TO THE MERGER OR WHETHER ANY SHAREHOLDER OF THE COMPANY SHOULD TENDER SHARES OF THE COMPANY’S COMMON STOCK IN THE OFFER.

Baird acted as financial advisor to the Company in connection with the Transaction. Pursuant to an agreement letter between the Company and Baird, the Company has agreed to pay Baird approximately $4.8 million for its services in connection with the transaction contemplated by the Merger Agreement, approximately $3.8 million of which is payable upon consummation of the Offer and the Merger. The Company has also agreed to reimburse Baird for its reasonable out-of-pocket expenses, not to exceed $75,000. In addition, the Company has agreed to indemnify Baird against certain liabilities that may arise out of its engagement. Baird will not receive any other significant payment of compensation contingent upon the successful completion of the Transaction. In the past, Baird has provided investment banking services to the Company for which it received its customary compensation.

Analysis

The following is a summary of the material financial analyses performed by Baird in connection with rendering its opinion, which is qualified by reference to the full text of such opinion attached as Annex C to this Offer to Purchase and to the other disclosures contained in this section. The following summary, however, does not purport to be a complete description of the financial analyses performed by Baird. The order of analyses described does not represent relative importance or weight given to the analyses performed by Baird. Some of the summaries of the financial analyses include information presented in a tabular format. These tables must be read together with the full text of each summary and alone are not a complete description of Baird’s financial analyses. Except as otherwise noted, the following quantitative information is based on market and financial data as it existed on or before September 5, 2008 and is not necessarily indicative of current market conditions.

Implied Valuation, Transaction Multiples and Transaction Premiums. Based on the Offer Price of $30.00 cash net per Share (the “Offer Price”) Baird calculated the implied “equity purchase price” (defined as the Offer Price multiplied by the Company’s total number of diluted Shares outstanding, including gross Shares issuable upon the exercise of stock options, less assumed option proceeds) to be $377.0 million. In addition, Baird calculated the implied “total purchase price” (defined as the equity purchase price plus the book value of the Company’s total debt, less cash, cash equivalents and marketable securities) to be $449.9 million. Baird then calculated the multiples of the total purchase price to the Company’s earnings before interest, taxes, depreciation and amortization (“EBITDA”) and earnings before interest and taxes (“EBIT”), for the last twelve months (“LTM”) ended June 30, 2008 and as projected for the years ending December 31, 2008 and 2009, as provided by the Company’s senior management. Baird also calculated the multiples of the equity purchase price to the Company’s LTM and projected December 31, 2008 and 2009 net income as provided by the Company’s senior management. These transaction multiples are summarized in the table below.

IMPLIED MERGER TRANSACTION MULTIPLES

	Fiscal Year Ended December 31,
	LTM		2008E		2009P
EBITDA	13.4	x	17.5	x	12.2	x
EBIT	15.5		21.5		16.4
Net Income	26.8		34.8		24.3

Baird reviewed the historical price and trading activity of the Company’s common stock and noted that the high, low and average closing prices for the Company’s common stock were $23.46, $13.10 and $17.07, respectively, over the last twelve months and $40.39, $13.10 and $24.28, respectively, over the last three years ending September 5, 2008. Baird also noted that the Company’s common stock price declined 41.5% over the last twelve months and declined 57.8% over the last three years ending September 5, 2008.

Baird also calculated the premiums that the Offer Price represented over the closing market price of the Company’s common stock for various time periods ranging from 1-day to 180-days prior to September 5, 2008. These premiums, along with comparable acquisition premiums of 107 public target announced transactions with an enterprise value greater than $100 million between January 1, 2008 and September 5, 2008, are summarized in the table below.

SELECTED ACQUISITION ANALYSIS—TRANSACTION PREMIUMS

	As of 9/5/08		Selected Acquisition Premiums
	Stock Price	Implied Merger Transaction Premium
			Low	Average	Median	High
1-Day Prior	$13.66	119.6%	(93.3)%	33.3%	30.5%	143.9%
7-Days Prior	15.07	99.1%	(97.1)%	35.5%	33.8%	200.5%
30-Days Prior	14.45	107.6%	(97.6)%	39.3%	33.9%	245.6%
90-Days Prior	15.66	91.6%	(97.9)%	37.6%	33.0%	209.2%
180-Days Prior	14.64	104.9%	(98.3)%	30.2%	24.1%	439.2%

Selected Publicly Traded Company Analysis. Baird reviewed certain publicly available financial information and stock market information for certain publicly traded companies that Baird deemed relevant. The group of selected publicly traded companies reviewed is listed below.

•	Astec Industries, Inc.

•	Caterpillar, Inc.

•	CNH Global N.V.

•	Deere & Company

•	Terex Corporation

Baird chose these companies based on a review of publicly traded companies that possessed general business, operating and financial characteristics representative of companies in the industry in which the Company operates. Baird noted that none of the companies reviewed is identical to the Company and that, accordingly, the analysis of such companies necessarily involves complex considerations and judgments concerning differences in the business, operating and financial characteristics of each company and other factors that affect the public market values of such companies.

For each company, Baird calculated the “equity market value” (defined as the market price per share of each company’s common stock multiplied by the total number of diluted common shares outstanding of such company, including net shares issuable upon the exercise of stock options and warrants). In addition, Baird calculated the “enterprise value” (defined as the equity market value plus the book value of each company’s total debt, preferred stock and minority interests, less cash, cash equivalents and marketable securities). Baird calculated the multiples of each company’s enterprise value to its most recently disclosed LTM and projected calendar years 2008 and 2009 EBITDA and EBIT. Baird also calculated multiples of each company’s equity value to its LTM and projected calendar years 2008 and 2009 net income. Baird then compared the transaction multiples implied in the Transaction with the corresponding trading multiples for the selected companies. Stock market and historical financial information for the selected companies was based on publicly available information as of September 5, 2008, and projected financial information was based on publicly available research reports as of such date. A summary of the implied multiples is provided in the table below.

SELECTED COMPANY ANALYSIS

	Implied Merger Transaction Multiple		Selected Company Multiples
			Low		Average		Median		High
EBITDA
LTM	13.4	x	3.8	x	6.3	x	6.2	x	8.5	x
2008E	17.5		3.6		6.0		5.7		7.6
2009P	12.2		3.5		5.6		5.4		7.5
EBIT
LTM	15.5	x	4.0	x	7.5	x	7.4	x	10.0	x
2008E	21.5		3.9		7.2		6.8		9.4
2009P	16.4		3.9		6.6		6.4		9.4
Net Income
LTM	26.8	x	5.4	x	10.1	x	10.2	x	13.1	x
2008E	34.8		5.4		9.8		11.0		12.5
2009P	24.3		5.2		8.9		10.5		11.2

In addition, Baird calculated the implied per Share equity values of the Company’s common stock based on the trading multiples of the selected public companies. The implied per share equity values, based on the multiples that Baird deemed relevant, are summarized in the table below.

SELECTED COMPANY ANALYSIS

	Implied Equity Value Per Share
	Low	Average	Median	High
EBITDA
LTM	$4.34	$11.42	$11.03	$17.12
2008E	1.68	6.69	6.09	10.04
2009P	4.60	10.86	10.28	16.49
EBIT
LTM	$3.69	$11.88	$11.78	$17.60
2008E	0.79	6.36	5.79	10.18
2009P	2.74	8.95	8.43	15.11
Net Income
LTM	$6.31	$11.59	$11.76	$15.02
2008E	4.85	8.74	9.76	11.09
2009P	6.60	11.29	13.33	14.22
Average	$3.96	$9.75	$9.81	$14.10

Baird compared the implied per share equity values in the table above with the $30.00 per Share implied in the Transaction in concluding that the Consideration was fair to holders (other than Parent, Purchaser and their affiliates) of the Company’s common stock from a financial point of view.

Selected Acquisition Analysis. Baird reviewed certain publicly available financial information concerning completed or pending acquisition transactions that Baird deemed relevant. The group of selected acquisition transactions is listed below.

Target	Acquiror
• A.S.V. Inc.	• Terex Corporation
• Ingersoll-Rand Compact Equipment Business	• Doosan Infracore Co.
• Ingersoll-Rand Road Development Business	• Volvo Construction Equipment Ltd.
• Dynapac AB	• Atlas Copco Group
• KION Group (Linde AG forklift division)	• KKR / Goldman Sachs
• JLG Industries, Inc.	• Oshkosh Truck Corporation
• B.R. Lee Industries, Inc.	• Singapore Technologies
• Allied Equipment Pty Ltd.	• Coates Hire Limited
• Bomag Gmbh	• Fayat S.A.
• Valtra Inc.	• AGCO Corp.
• Genie Holdings	• Terex Corporation
• Grove Worldwide, Inc.	• Manitowoc Co. Inc.
• CMI Corporation	• Terex Corporation
• Potain SA	• Manitowoc Co. Inc.
• JLG OmniQuip International, Inc.	• Textron Inc.
• Gradall Industries, Inc.	• JLG Industries, Inc.

Baird chose these acquisition transactions based on a review of completed and pending acquisition transactions involving target companies that possessed general business, operating and financial characteristics representative of companies in the industry in which the Company operates. Baird noted that none of the acquisition transactions or subject target companies reviewed is identical to the Transaction or the Company, respectively, and that, accordingly, the analysis of such acquisition transactions necessarily involves complex considerations and judgments concerning differences in the business, operating and financial characteristics of each subject target company and each acquisition transaction and other factors that affect the values implied in such acquisition transactions.

For each transaction, Baird calculated the implied “equity purchase price” (defined as the purchase price per share of each target company’s common stock multiplied by the total number of diluted common shares outstanding of such company, including gross shares issuable upon the exercise of stock options and warrants, less assumed option and warrant proceeds, or alternatively defined as the value attributable to the equity of a target company). In addition, Baird calculated the implied “enterprise value” (defined as the equity purchase price plus the book value of each target company’s total debt, preferred stock and minority interests, less cash, cash equivalents and marketable securities). Baird calculated the multiples of each target company’s implied enterprise value to its most recently disclosed LTM EBITDA and LTM EBIT. Baird also calculated multiples of each target company’s implied equity purchase price to its LTM net income.

SELECTED ACQUISITION ANALYSIS

	Implied Merger Transaction Multiple		Low		Selected Acquisition Multiples
					Average		Median		High
EBITDA (LTM)	13.4	x	4.7	x	9.3	x	8.1	x	23.6	x
EBIT (LTM)	15.5		6.9		12.7		12.2		28.5
Net Income (LTM)	26.8		11.8		20.6		17.1		43.8

In addition, Baird calculated the implied per Share equity values of the Company’s common stock based on the acquisition transaction multiples of the selected acquisition transactions. The implied per Share equity values, based on the multiples that Baird deemed relevant, are summarized in the table below.

SELECTED ACQUISITION ANALYSIS

	Implied Equity Value Per Share
	Low	Average	Median	High
EBITDA (LTM)	$7.01	$19.37	$16.04	$56.67
EBIT (LTM)	10.50	23.96	22.67	59.77
Net Income (LTM)	13.51	23.36	19.43	48.84
Average	$10.34	$22.23	$19.38	$55.09

Baird also calculated the implied equity value per share in the “High” column in the above table to exclude the transaction multiples of Terex Corporation’s acquisition of A.S.V. Inc. Excluding these multiples, the implied per share equity values of EBITDA, EBIT and Net Income are $26.79, $29.47 and $23.33, respectively, resulting in an average implied per share equity value for the “High” column of $26.53. Baird compared the implied per share equity values in the above analysis with the $30.00 per Share implied in the Transaction in concluding that the Consideration was fair to holders (other than Parent, Purchaser and their affiliates) of the Company’s common stock from a financial point of view.

Discounted Cash Flow Analysis. Baird performed a discounted cash flow analysis utilizing the Company’s projected unlevered free cash flows (defined as net income excluding after-tax net interest, plus depreciation and amortization, less capital expenditures and increases in net working capital, plus/minus changes in other operating and investing cash flows) from 2008 to 2013, as provided by the Company’s management. In such analysis, Baird calculated the present values of the unlevered free cash flows from 2008 to 2013 by discounting such amounts at rates ranging from 12% to 14%. Baird calculated the present values of the free cash flows beyond 2013 by assuming terminal values ranging from 7.1x to 8.5x year 2013 EBITDA and based on implied unlevered free cash flow growth rates ranging from 3.0% to 6.3% and discounting the resulting terminal values at rates ranging from 12% to 14%. The summation of the present values of the unlevered free cash flows and the present values of the terminal values produced equity values ranging from $24.69 to $32.72 per Share with an average of $28.57 per Share and a median of $28.54 per Share. Baird compared these implied per share equity values with the $30.00 per Share implied in the Transaction in concluding that the Consideration was fair to holders (other than Parent, Purchaser and their affiliates) of the Company’s common stock from a financial point of view.

Valuation Summary. A summary of the valuation statistics from the analyses presented above is provided in the table below.

SUMMARY EQUITY VALUATION PER SHARE

	Implied Equity Value Per Share
	Low	Average	Median	High
Selected Company Analysis	$3.96	$9.75	$9.81	$14.10
Selected Transaction Analysis	10.34	22.23	19.38	55.09
Discounted Cash Flow Analysis	24.69	28.57	28.54	32.72
Average	$12.99	$20.18	$19.24	$33.97

Baird also calculated the implied equity value per share in the “High” column of the Selected Transaction Analysis in the above table to exclude the transaction multiples of Terex Corporation’s acquisition of A.S.V. Inc. Excluding these multiples, the implied per share equity value for the “High” column of the Selected Transaction Analysis was reduced from $55.09 to $26.53 and the average implied per share equity value for the “High” column was reduced from $33.97 to $24.45.

The foregoing summary does not purport to be a complete description of the analyses performed by Baird or its presentations to the Company Board. The preparation of financial analyses and a fairness opinion is a complex process and is not necessarily susceptible to partial analyses or summary description. Baird believes that its analyses (and the summary set forth above) must be considered as a whole and that selecting portions of such analyses and factors considered by Baird, without considering all of such analyses and factors, could create an incomplete view of the processes and judgments underlying the analyses performed and conclusions reached by Baird and of its opinion. Baird did not attempt to assign specific weights to particular analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Any estimates contained in Baird’s analyses are not necessarily indicative of actual values, which may be significantly more or less favorable than as set forth therein. Estimates of values of companies do not purport to be appraisals or necessarily to reflect the prices at which companies may actually be sold. Because such estimates are inherently subject to uncertainty, Baird does not assume responsibility for their accuracy. None of the public companies used in the comparable company analysis described above are identical to the Company, and none of the precedent merger and acquisition transactions used in the precedent transactions analysis described above are identical to the Transaction. Such analyses involve complex considerations and judgments.

Independent Appraisals.

The Wisconsin Administrative Code Section DFI-Sec 6.05 (the “Wisconsin Going Private Rule”) provides that an issuer, or any affiliated person of an issuer, is deemed to employ a “device, scheme or artifice” to defraud holders of securities, or to engage in an “act, practice or course of business which operates or would operate as a fraud or deceit” of the holders within the meaning of Section 551.41 of the Wisconsin Statutes, if the issuer or affiliated person enters into any transaction involving a purchase of any equity securities of the issuer, other than an arm’s-length purchase by a person not affiliated with the issuer, which transaction has, or may have, certain effects, unless the terms of the transaction, including compensation for the equity securities to be purchased, are fair to all holders of the securities. The terms of the transaction are presumed to be fair if, among other things, the compensation is no less than that independently recommended by two qualified, independent appraisers, after reasonable investigation considering all relevant factors. See “Other Matters Relating to the Offer and the Merger—Certain Legal Matters—State Takeover Laws” for additional information regarding the application of the Wisconsin Going Private Rule to the Offer and the Merger.

In order to qualify for the presumption of fairness under the Wisconsin Going Private Rule, among other things, the Company engaged each of Duff & Phelps, LLC and Emory & Co., LLC to provide an independent appraisal as to the value of the Company. In accordance with Wisconsin Administrative Code Section DFI-Sec 6.05, copies of the opinions will also be provided upon request by calling D.F. King & Co., Inc. at (212) 269-5550 (banks and brokers) or (800) 967-7921 (all others).

Appraisal Opinion of Emory & Co., LLC

The Company Board has asked Emory & Co., LLC (“Emory”) to recommend the compensation for the Shares (as used in this section, the “Opinion”). This is being done to satisfying the condition of Section DFI-Sec 6.05(1)(a)1a of the regulations of the Wisconsin Department of Financial Institutions in connection with a proposed going private transaction (as used in this section, the “Transaction”).

As used in this Opinion, the term “fair value” means the value of the Shares, excluding any appreciation or depreciation in anticipation of the Proposed Transaction, with no minority discount or lack of marketability discount; it is intended to reflect the value of a shareholder’s proportionate interest in the Company without any such discounts.

Emory is a business valuation and merger & acquisition advisory firm that is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, employee stock ownership plans, estate planning, corporate and other purposes. Emory does not beneficially own, nor has it ever beneficially owned, any interest in the Company.

The following is a brief summary and general description of the valuation methodologies used by Emory. The summary set forth below does not purport to be a complete statement of the analyses and procedures applied, the judgments made or the conclusion reached by Emory. The determination of a fair value is a complex process and is not necessarily susceptible to partial analysis or summary description. Accordingly, Emory believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors considered by Emory, without considering all analyses and factors, could create an incomplete view of the processes underlying Emory’s opinions.

Emory’s Opinion is intended for the use and benefit of the Company Board in connection with, and for the purpose of, its consideration of the Transaction. The Opinion is directed only to the recommended compensation for the proposed Transaction from a financial point of view to the holders of Shares, and does not address the merits of the underlying decision by the Company Board to engage in the Transaction, and does not constitute a recommendation to any shareholder as to how that shareholder should vote with respect to the Transaction.

In arriving at its opinion, Emory, among other things:

1.	reviewed the Company’s most recent Form 10-K and Form 10-Q filed with the U.S. Securities and Exchange Commission;

2.	reviewed the Company’s audited financial statements for the five years ended December 31, 2007;

3.	reviewed unaudited interim financial statements, which the Company’s management has identified as being the most current financial statements available;

4.	reviewed certain operating and financial information provided to Emory by management relating to the Company’s business and prospects;

5.	reviewed research analyst reports on the Company by Robert W. Baird & Co., Incorporated, Sidoti & Company, LLC, and BMO Capital Markets Corp.;

6.	interviewed certain members of the Company’s senior management to discuss its operations, historical financial statements, and future prospects;

7.	toured the Company’s corporate offices in West Bend, Wisconsin, and its manufacturing facilities in Yankton and Madison, South Dakota;

8.	reviewed certain publicly available filings, financial data, stock market performance data, and dividend policies regarding the Company;

9.	reviewed publicly available financial data and stock market performance data of publicly traded companies Emory considered somewhat similar to the Company;

10.	reviewed publicly available prices and premiums paid in transactions Emory considered somewhat similar to the Transaction; and

11.	conducted such other studies, analyses, inquiries, and investigations, as Emory deemed appropriate for purposes of its Opinion.

In providing its opinion, Emory relied upon and assumed, without independent verification, the accuracy and completeness of all financial information that was available to it from public sources and all the financial and other information provided to it by the Company or its representatives. Emory further relied upon the assurances of the Company’s management that they were unaware of any facts that would make the information the Company or its representatives provided incomplete or misleading. Emory assumed the projected financial results were reasonably prepared on bases reflecting the best currently available estimates and judgment of the Company’s management. Emory did not express an opinion or any other form of assurance as to the reasonableness of the underlying assumptions. Emory did not solicit any third party indications of interest for the acquisition of all or any part of the Company. Emory did not advise the Company Board on alternatives to the Transaction, nor did it review any merger agreement, offer to purchase, recommendation statement, proxy statement, or similar documents that have been or may be prepared for use in connection with the Transaction. Emory’s opinion is necessarily based on economic, market, financial and other conditions as they exist and can be evaluated by it as of the date of its letter. Emory did not perform or obtain an independent appraisal of any of the Company’s assets or liabilities. Emory did not conduct or provide environmental liability assessments of any kind, so its opinion does not reflect any actual or contingent environmental liabilities. Emory provides no legal, accounting, or tax advice.

The following is a summary of valuation methodologies and analyses performed by Emory:

Acquisition Premium Analysis

Emory performed an acquisition premium analysis by examining the Company’s minority market price and then adding an acquisition premium, also known as a premium for control.

The Company’s common stock trades on the NASDAQ Global Select Market and its closing price on September 5, 2008 was $13.66 per Share. As part of our analysis, we examined the historical trading prices and volumes of the Company’s common stock. For the twelve months through September 5, 2008, the high and low prices were $23.92 and $11.17 per Share, respectively, and the average daily volume was 98,359 Shares.

Emory made quantitative and qualitative comparisons of the Company’s financial, operational and economic information, both historical and projected, with similar information for publicly traded companies. Emory selected publicly traded companies on the basis of operational and economic similarity with the Company. Financial multiples for the Company and the guideline companies were calculated based on closing stock prices. This analysis was related to the general market for securities as of September 5, 2008. Emory selected the following eight companies for its guideline public company analysis:

• Caterpillar Inc.	• Alamo Group Inc.
• CNH Global N.V.	• Terex Corporation
• Oshkosh Corporation	• Deere & Company
• Astec Industries, Inc.	• Komatsu Ltd.

Based on a comparison with publicly traded guideline companies, the Company’s multiples and ratios appear to be within a reasonable range with the guideline companies. The Shares are actively traded and provides an indication of the stock’s minority market value.

Emory studied acquisition premiums seen in the public marketplace. According to data published in the 2008 Mergerstat Review, the mean premium offered for the 477 acquisition of control transactions reviewed during 2007 was 31.6%, and the mean premium for the 148 acquisitions between $100.0 million and $499.9 million was 24.5%. These premiums appear to be in line with premiums from previous years. Also according to the 2008 Mergerstat Review data, the average premium for 189 acquisition transactions involving companies in the Industrial & Farm Equipment & Machinery Industry during 2007 was 22.0%. For the two public company transactions Emory used in its comparable transaction analysis, the premiums were 34.4% and 47.9%. Taking all of the above factors into consideration and based on our experience, Emory’s opinion is that a premium of 35% would be appropriate to apply to the Company’s minority market value on September 5, 2008.

Using the acquisition premium analysis, Emory determined an equity value of $226 million.

Comparable Transaction Analysis

Emory performed a comparable transaction analysis by examining six merger and acquisition transactions of companies in lines of business reasonably similar to the Company. Emory reviewed financial information concerning these transactions, including latest twelve months ratios of enterprise value to sales, enterprise value to EBITDA, price to net income, and price to book value, among other information.

Using the comparable transaction analysis, Emory determined an equity value of $300 million.

Discounted Cash Flow Analysis

Emory performed a discounted cash flow analysis which is a traditional valuation methodology used to derive a value of an asset by calculating the present value of estimated future cash flows of the asset.

Emory calculated the implied present value of the Company’s debt-free cash flow through the year 2013 and the implied present value of the terminal value as of the end of the year 2013 by applying a terminal year EBITDA multiple. Emory then added the present value of the debt-free cash flows to the present value of the terminal value, subtracted debt and added cash to arrive at the value of the Company’s equity. In performing this calculation, Emory assumed a capital structure of 40% debt and 60% equity, a weighted-average cost of capital of 12.9%, a terminal EBITDA multiple of 6.5 times, and used financial estimates provided by management through the year 2013. The Company is projecting relatively low amounts of free cash flow during the next several years due to capital expenditures associated with building a new plant and working capital increases due to the Company’s projected growth.

Using the discounted cash flow analysis, Emory determined an equity value of $228 million.

Leveraged Buyout Analysis

Emory performed a leveraged buyout analysis to determine the amount that a financial buyer could theoretically afford to pay for the Company if the purchase were financed with 35% equity, 65% debt, and a reasonable rate of return on the equity was assumed. This model also uses financial estimates provided by management through the year 2013 and assumes the Company is sold at the end of 2013.

Using the leveraged buyout analysis, Emory determined an equity value of $220 million.

Fees and Expenses

Pursuant to a letter agreement dated August 12, 2008, the Company has agreed to pay Emory a fee of $60,000, plus Emory’s out-of-pocket expenses for Emory’s services. The Company has further agreed to indemnify Emory against certain liabilities and expenses in connection with the rendering of its services.

Summary and Opinion

Emory determined equity values based on the following methods:

Acquisition Premium Analysis	$226,000,000
Comparable Transaction Analysis	$300,000,000
Discounted Cash Flow Analysis	$228,000,000
Leveraged Buyout Analysis	$220,000,000
Opinion of Fair Value	$245,000,000

The $245 million is equivalent to a fair value of $19.79 per Share for 100% of the outstanding Shares, based on fully-diluted Shares outstanding. This is a 45% premium to the publicly traded closing price on September 5, 2008 of $13.66 per share.

Based on the above discussion and its experience, as of September 5, 2008, Emory & Co., LLC recommended compensation equal to the fair value of $19.79 per Share for the Shares.

Appraisal Opinion of Duff & Phelps, LLC

The Company engaged Duff & Phelps, LLC (“Duff & Phelps”) as an independent financial advisor to render an opinion to the Company Board as to the fair value of the common stock of the Company for the purpose of complying with the requirements of section DFI-Sec 6.05 of the regulations of the Wisconsin Department of Financial Institutions in connection with the proposed Offer and Merger (referred to in this section as the “Transaction”). As used in the Duff & Phelps opinion, the term “fair value” means the value of the Shares, excluding any appreciation or depreciation in anticipation of the Transaction, with no minority discount or lack-of-marketability discount; it is intended to reflect the value of a shareholder’s proportionate interest in the Company without any such discounts. The Company selected Duff & Phelps because Duff & Phelps is a leading independent financial advisory firm, offering a broad range of valuation, investment banking, and consulting services, including fairness and solvency opinions, mergers and acquisitions advisory, mergers and acquisitions due diligence services, financial reporting and tax valuation services, fixed asset and real estate consulting, ESOP and ERISA advisory services, legal business solutions, and dispute consulting. Duff & Phelps is regularly engaged in the valuation of businesses and securities and the preparation of transaction opinions in connection with mergers, acquisitions and other strategic transactions. Duff & Phelps has substantial experience in providing opinions in connection with transactions similar to the Transaction.

On September 7, 2008, Duff & Phelps rendered its oral opinion to the Company Board, which was subsequently confirmed in a written opinion, dated the same date, that, subject to the limitations, exceptions, assumptions and qualifications set forth therein, as of September 7, 2008, Duff & Phelps is of the opinion that the fair value of the common stock of the Company is $17.65 per Share.

The full text of the written opinion of Duff & Phelps, which sets forth, among other things, assumptions made, procedures followed, matters considered and qualifications and limitations of the review undertaken in rendering the opinion, is attached as Annex D to this Offer to Purchase. Shareholders are urged to read the opinion carefully and in its entirety.

The Duff & Phelps opinion is directed to the Company Board and addresses only the fair value of the common stock of the Company. The Duff & Phelps opinion is not a recommendation as to how the

Company Board, any shareholder, or any other person or entity should vote or act with respect to any matters relating to the Transaction. Further, the Duff & Phelps opinion does not in any manner address the Company’s underlying business decision to engage in the Transaction or the relative merits of the Transaction as compared to any alternative business transaction or strategy. The decision as to whether to proceed with the Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which the Duff & Phelps opinion is based.

The following is a summary of the material analyses performed by Duff & Phelps in connection with rendering its opinion. Duff & Phelps noted that the basis and methodology for the opinion have been designed specifically for this purpose and may not translate to any other purposes. While this summary describes the analysis and factors that Duff & Phelps deemed material in its presentation and opinion to the Company Board, it does not purport to be a comprehensive description of all analyses and factors considered by Duff & Phelps. The opinion is based on the comprehensive consideration of the various analyses performed. This summary is qualified by reference to the full text of the opinion.

In arriving at its opinion, Duff & Phelps did not attribute any particular weight to any particular analysis or factor it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Several analytical methodologies were employed by Duff & Phelps in its analyses, and no one single method of analysis should be regarded as critical to the overall conclusion reached by Duff & Phelps. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. Accordingly, Duff & Phelps believes that its analyses must be considered as a whole and that selecting portions of its analyses, or selecting portions of the factors it considered, without considering all analyses and factors in their entirety, could create a misleading or incomplete view of the evaluation process underlying its opinion. The conclusion reached by Duff & Phelps, therefore, is based on the application of Duff & Phelps’ own experience and judgment to all analyses and factors considered by Duff & Phelps, taken as a whole.

In connection with preparing its opinion, Duff & Phelps made such reviews, analyses and inquiries as it has deemed necessary and appropriate under the circumstances, including but not limited to, the following:

•	Discussed the operations, financial condition, future prospects, and projected performance of the Company with the Company’s management;

•	Reviewed certain audited financial statements and other business and financial information of the Company;

•

Reviewed certain internal financial statements and other financial and operating data concerning the Company, which the Company has respectively identified as being the most current financial statements available;

•	Reviewed certain financial forecasts prepared by the Company’s management;

•	Reviewed the historical trading price and trading volume of the Shares, and publicly traded securities of certain other companies that it deemed relevant;

•	Compared the financial performance of the Company with the performance of certain other publicly traded companies that it deemed relevant; and

•	Conducted such other analyses as it deemed appropriate and considered such other factors as it deemed relevant.

In its review and analysis, and in arriving at its opinion, Duff & Phelps, with the Company’s consent:

•

Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including the Company’s management, and did not independently verify such information; and

•

Assumed, the Company’s management having so advised, that any estimates, evaluations, forecasts and projections furnished to Duff & Phelps by or on behalf of the Company were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same.

In its analysis and in connection with the preparation of its opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Transaction. To the extent that any of the foregoing assumptions or any of the facts on which the opinion is based prove to be untrue in any material respect, Duff and Phelps has advised the Company Board that the Duff & Phelps opinion cannot and should not be relied upon.

Duff & Phelps did not make any independent evaluation, appraisal or physical inspection of the Company’s solvency or of any specific assets or liabilities (contingent or otherwise). The Duff & Phelps opinion should not be construed as a fairness opinion, credit rating, solvency opinion, an analysis of the Company’s creditworthiness, as tax advice, or as accounting advice. In addition, Duff & Phelps is not expressing any opinion as to the value of the common stock of the Company after announcement of the Transaction. Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.

The basis and methodology for Duff & Phelps’ opinion were designed specifically for the express purposes of the Company Board and may not translate to any other purposes. The Duff & Phelps opinion (a) does not address the merits of the underlying business decision to enter into the Transaction versus any alternative strategy or transaction; and (b) is not a recommendation as to how the Company Board, any shareholder, or any other person or entity should vote or act with respect to any matters relating to the Transaction, or whether to proceed with the Transaction or any related transaction. The decision as to whether to proceed with the Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which the opinion is based. The opinion should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party.

Duff & Phelps prepared its opinion effective as of September 7, 2008. The Duff & Phelps opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date thereof, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the opinion which may come or be brought to the attention of Duff & Phelps after the date thereof. Notwithstanding and without limiting the foregoing, in the event that there is any change in any fact or matter affecting its opinion after the date thereof and prior to the completion of the Transaction, Duff & Phelps reserves the right to change, modify or withdraw its opinion.

Summary of Financial Analyses by Duff & Phelps

The following is a summary of the material financial analyses used by Duff & Phelps in connection with providing its opinion to the Company Board. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by Duff & Phelps, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Rather, the analyses listed in the tables and described below must be considered as a whole; considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Duff & Phelps’ opinion.

Discounted Cash Flow Analysis

A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows of the asset. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macro-economic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

Duff & Phelps performed a discounted cash flow analysis by adding (1) the present value of projected “free cash flows” for the Company for the fiscal years 2008 through 2017 to (2) the present value of the “terminal value” for the Company as of 2017. “Free cash flow” is defined as cash that is available to either reinvest or to distribute to securityholders and “terminal value” refers to the value of all future cash flows from an asset at a particular point in time. The projected free cash flows that Duff & Phelps used in its analysis were based on financial forecasts and estimates prepared by the management of the Company. Duff & Phelps calculated a terminal value for the Company by capitalizing the expected cash flows after the projection period based on long-term expected annual growth rate of 3.0%. Duff & Phelps discounted the projected free cash flows and the terminal value for the Company by rates ranging from 10.75% to 11.75%.

Duff & Phelps used projections for the Company’s revenues and earnings before interest, taxes, depreciation, and amortization (“EBITDA”) for the fiscal years ending December 31, 2008 to 2017 in its discounted cash flow analysis. EBITDA is not a presentation made in accordance with generally accepted accounting principles in the United States of America. Duff & Phelps used EBITDA because Duff & Phelps believes EBITDA is a measure that is generally accepted by the financial community in the valuation of securities.

The discounted cash flow analysis indicated a range of enterprise values for the Company of $240 million to $280 million, excluding excess working capital as of June 30, 2008.

Selected Public Company Analysis

Duff & Phelps compared certain financial information of the Company to corresponding data and ratios from the following twelve publicly traded construction and agricultural equipment manufacturers: Bell Equipment Ltd., Cascade Corp., Caterpillar Inc., CNH Global NV, Deere & Co., Doosan Infracore Co. Ltd., Hitachi Construction Machinery Co. Ltd., Kubota Corp., Manitou BF S.A., Oshkosh Corporation, Terex Corp., and Wacker Construction Equipment AG. Duff & Phelps used publicly available historical financial data and consensus equity analyst estimates as reported by Reuters. This analysis produced valuation multiples of selected financial metrics which Duff & Phelps utilized to estimate the enterprise value of the Company.

Duff & Phelps analyzed the latest twelve months (“LTM”) and projected fiscal-year 2008 and 2009 EBITDA for each of the publicly traded companies (where information was available). Duff & Phelps also analyzed the LTM and projected fiscal-year 2008 and 2009 revenues for each of the publicly traded companies (where information was available). Duff & Phelps then analyzed the peer group’s trading multiples of enterprise value to their respective LTM and projected EBITDA and revenue figures. The table below reflects the observed trading multiples and the historical and projected financial performance, on an aggregate basis, of the peer group.

	EV / LTM EBITDA	EV / 2009E EBITDA	EV / LTM Revenue	EBITDA Growth			EBITDA Margin
				LTM	2008E	2009E	LTM	2008E	2009E
Minimum	3.9x	4.2x	0.46x	-1.6%	-39.6%	-3.5%	10.2%	10.1%	9.8%
Maximum	10.1x	11.4x	1.82x	29.6%	35.1%	16.1%	19.0%	15.1%	15.7%

Mean	6.7x	6.8x	0.94x	16.4%	2.2%	5.2%	13.7%	12.5%	12.7%
Median	6.9x	6.3x	0.72x	17.8%	-1.0%	6.1%	13.8%	12.6%	12.0%

Note: Financial data as of September 2, 2008.

Source: Bloomberg, Capital IQ, Reuters, company filings.

None of the public companies utilized in the foregoing analysis are, of course, identical to the Company. Accordingly, a complete valuation analysis cannot be limited to a quantitative review of the selected companies and involves complex considerations and judgments concerning differences in financial and operating characteristics of such companies, as well as other factors that could affect their value relative to that of the Company.

Selected M&A Transactions Analysis

Duff & Phelps compared the Company to target companies involved in merger and acquisition transactions. Duff & Phelps selected seventeen transactions for purposes of its analysis, as shown in the table below. The selected M&A transactions exhibited enterprise value to revenue multiples ranging from 0.23x to 2.41x with a median of 1.29x and enterprise value to EBITDA multiples ranging 4.1x to 24.0x with a median of 10.7x.

Date Announced	Acquirer Name	Target Name
7/22/2008	Segulah Advisor AB	Gunnebo Industrier AB
1/13/2008	Terex Corp.	A.S.V. Inc.
7/29/2007	Doosan Infracore Co. Ltd.	Bobcat Company
7/27/2007	Volvo Construction Equipment Corporation	Ingersoll-Rand Co., Ltd., Road Development Division
7/24/2007	OAO Rostselmash	Buhler Industries Inc.
5/15/2007	H&E Equipment Services Inc.	J.W. Burress, Inc.
3/30/2007	Wacker Construction Equipment AG	Neuson Kramer Baumaschinen AG
2/5/2007	Atlas Copco Group	Dynapac AB
12/21/2006	Odyssey Investment Partners, LLC	Wastequip, Inc.
11/5/2006	Goldman Sachs Group & KKR	Kion Group GmbH
10/19/2006	Manitex International, Inc.	Liftking Industries, Inc.
10/15/2006	Oshkosh Corporation	JLG Industries Inc.
9/27/2006	Volvo Construction Equipment Corporation	Shandong Lingong Construction Machinery Co., Ltd.
7/27/2006	KBC Private Equity NV	TATRA, a.s.
2/17/2006	Cardo AB	Grupo Combursa
2/14/2006	Lavendon Group Plc	Panther Work Platforms Limited
6/27/2005	Sentinel Capital Partners, L.L.C.	Madill Equipment

Source: Capital IQ, SEC filings, and company press releases.

Summary of Selected Public Company / M&A Transaction Analyses

In order to estimate a range of enterprise values for the Company, Duff & Phelps selected valuation multiples of various financial metrics of the Company based on the historical and projected financial performance of the Company as compared to the selected public companies and the target companies in the M&A transactions. Duff & Phelps performed its valuation analysis using the selected public companies and the selected M&A transactions under the “fair value” standard set forth in the Duff & Phelps opinion. In its selection of multiples, Duff & Phelps also took into consideration (i) that public company stock prices reflect minority interest values, and (ii) that M&A Transaction prices may include additional premiums for synergies and other factors specific to each transaction. Duff & Phelps selected valuation multiples of 7.0x to 8.0x LTM EBITDA, 6.5x to 7.5x projected fiscal year 2009 EBITDA, and 0.55x to 0.65x LTM net sales.

Summary of Analyses

The range of enterprise values for the Company that Duff & Phelps derived from its discounted cash flow analysis was $240 million to $280 million, and the range of enterprise values that Duff & Phelps derived from its selected public company / M&A transaction analysis was $230 million to $270 million, resulting in a concluded enterprise value range of $235 million to $275 million. The equity value range of $195 million to $233 million was calculated from enterprise value by subtracting debt as of June 30, 2008, adding cash as of June 30, 2008, adding excess working capital as of June 30, 2008, and subtracting the dilutive value of management options and stock appreciation rights outstanding. Based on the foregoing analysis, Duff & Phelps estimates the fair value per Share to range from $16.05 to $19.20, with a concluded mid-point value of $17.65. Based upon and subject to the foregoing, Duff & Phelps is of the opinion that, as of September 7, 2008, the fair value of the common stock of the Company is $17.65 per Share.

Duff & Phelps’ opinion and financial analyses were only one of the many factors considered by the Company Board in its evaluation of the Transaction and should not be viewed as determinative of the views of the Company Board.

Fees and Expenses

The Duff & Phelps engagement letter with the Company, dated August 13, 2008, provides that, for its services, Duff & Phelps is entitled to receive a fee of $100,000, due and payable as follows: $50,000 non-refundable retainer upon execution of the engagement letter and $50,000 upon Duff & Phelps informing the Company that it is prepared to deliver its opinion. The engagement letter also provides that Duff & Phelps will be paid additional fees at its standard hourly rates for any time incurred should Duff & Phelps be called upon to support its findings subsequent to the delivery of the opinion, or to assist in the preparation or review of relevant sections of documents associated with the Transaction. In addition, the Company has agreed to reimburse Duff & Phelps for its reasonable out-of-pocket expenses and to indemnify Duff & Phelps and certain related persons against liabilities arising out of Duff & Phelps’ service as a financial advisor to the Company Board.

Other than the preparation of the opinion in connection with this Transaction, during the two years preceding the date of such opinion, Duff & Phelps has not had any material relationship with any party to the Transaction for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation mutually understood to be contemplated. Duff & Phelps may provide valuation and financial advisory services to us or the Company Board (or any committee thereof) in the future.

Intent to Tender.

After reasonable inquiry and to the knowledge of Parent, Purchaser and the Company, each executive officer, supervisory board member, director, affiliate and subsidiary of Parent, Purchaser and the Company currently intends to tender all Shares held of record or beneficially owned by such person into to the Offer, other than (a) restricted Shares which are not vested and (b) Shares such person has the right to purchase by exercising stock options, subject to applicable personal considerations (including tax planning) and securities laws, including Section 16(b) of the Exchange Act. Other than the individuals described in the prior sentence, to the knowledge of Parent, Purchaser and the Company, no affiliate of the Company currently intends to tender Shares held of record or beneficially owned by such person pursuant to the Offer. Shares already beneficially owned by Parent will not be tendered into the Offer.

Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger to the Unaffiliated Shareholders of the Company.

Parent and Purchaser believe that the consideration to be paid to the Company’s shareholders in the Offer and the Merger is fair to the Company’s shareholders (other than Parent, Purchaser and their affiliates).

Under the rules of the SEC, Parent and Purchaser are required to express their beliefs as to the fairness of the Offer and the Merger to the shareholders of the Company (other than Parent, Purchaser and their affiliates). Parent and Purchaser did not undertake a formal evaluation of the fairness of the Offer and the Merger to the Company’s shareholders and are making the statements included in this section solely for the purposes of complying with these requirements. The views of Parent and Purchaser with respect to the fairness of the Offer and the Merger to shareholders (other than Parent, Purchaser and their affiliates) are not, and should not be construed as, a recommendation to any Company shareholder as to whether that shareholder should tender into the Offer, vote for the Merger or take any other action in connection with the Offer or the Merger.

Parent and Purchaser base their beliefs on the following factors, each of which, in their judgment, support their views that the Offer and the Merger are substantively fair:

•

Parent’s and Purchaser’s view that the decline in the trading prices of the Shares over the past year—which mirrors the decline in the trading prices of other similarly situated companies in the compact construction equipment manufacturing sector—reflects adverse industry trends and continued weakening market valuations for companies in the compact construction equipment manufacturing sector.

•	Parent’s and Purchaser’s view that the Company’s competitors are expected to significantly increase competitive pressures on the Company, which may affect the Company’s profitability.

•

Parent’s and Purchaser’s view that the macro-economic downturn is resulting in a decrease in construction, which in turn is causing less demand for compact construction equipment, which may adversely affect the Company’s profitability.

•

The fact that the consideration to be paid to the Company’s shareholders (other than Parent, Purchaser or their respective wholly-owned subsidiaries) in the Offer represents a 120% premium over the reported closing sale price of the Shares on the Nasdaq on September 5, 2008, the last full trading day prior to the initial public announcement with respect to the proposed Offer and the commencement of the Offer, and a premium of approximately 100% over the 30-day average closing sale price and approximately 104% over the 90-day average closing sale price on the Nasdaq prior to September 5, 2008.

•

The fact that the consideration to be paid to these shareholders in the Offer and the Merger is all cash, thus eliminating any uncertainties in valuing the consideration to be received by these shareholders.

•	The fact that the Offer and the Merger will provide liquidity for these shareholders without incurring brokerage and other costs typically associated with market sales.

•

The fact that there is no financing or disbursement condition to the Offer or the Merger and there is no provision for capped liquidated damages in the event of a failure to complete the Offer or the Merger due to a failure to obtain financing, together with the fact that Parent has executed a definitive agreement for the financing necessary to consummate the Offer and the Merger expeditiously.

Parent and Purchaser also believe that the Offer is procedurally fair to the Company’s shareholders (other than Parent, Purchaser and their affiliates). Parent and Purchaser base their beliefs on the following factors, each of which, in their judgment, supports their views as to the procedural fairness of the Offer and the Merger:

•

The fact that the Company Board (other than Mr. Braud, who did not participate in meetings of the Company Board relating to the Offer and the Merger) consists of directors who are not officers or employees of, or otherwise affiliated with, Parent or Purchaser and are independent of Parent and Purchaser.

•	The fact that the Company Board retained legal and financial advisors who are independent of any relationship with Parent and Purchaser.

•	The fact that the Company Board and its advisors conducted extensive negotiations with Parent over an extended period of time.

•

The fact that the Company Board had the authority to reject the transactions proposed by Parent and Purchaser and, as a result of the covenants of Parent in the Shareholder Agreement, could prevent Parent and Purchaser from making a hostile bid for the Company or otherwise attempting to circumvent the Company Board’s process.

•	The fact that Parent and Purchaser did not participate in the deliberative process of, or the conclusions reached by, the Company Board or the negotiating positions of the Company Board.

•

The fact that the Offer and the Merger were approved unanimously by the Company Board (except for the recusal of Mr. Braud), which determined that the Offer and the Merger was fair to, and in the best interests of, the shareholders of the Company.

•	The Company Board’s unanimous recommendation (except for the recusal of Mr. Braud) that the Company’s shareholders tender their Shares into the Offer.

•

The fact that the Company Board received an opinion from its independent financial advisor, Baird, to the effect that, as of the date of the opinion and based upon and subject to the factors, limitations and assumptions set forth in the written opinion, the $30.00 per Share in cash to be received by holders of Shares was fair from a financial point of view to such shareholders (other than Parent, Purchaser or their respective wholly-owned subsidiaries).

•

The fact that the Offer Price and the Merger Consideration are greater than that recommended by two qualified, independent appraisers (Duff & Phelps, LLC and Emory & Co., LLC), after reasonable investigation considering all relevant factors.

•

The fact that the Offer Price and other terms and conditions of the Offer and the Merger were the result of arm’s-length, good faith negotiations among Parent, Purchaser and the Company Board and their respective financial and legal advisors.

•	The fact that the Company was deliberate in its process, taking extended periods of time to analyze and evaluate Parent’s proposals and to negotiate the terms of the Offer with Parent and Purchaser.

•	The fact that the Offer will be open to the Company’s shareholders until at least 5:00 p.m. on the thirtieth (30 th) business day following (and including the day of) the commencement of the Offer.

•	The fact that the Offer is subject to the Minimum Tender Condition, which cannot be waived without the consent of the Company.

•	The fact that each Company shareholder can individually determine whether to tender his or her Shares pursuant to the Offer.

•

The fact that, in order for the Minimum Tender Condition to be satisfied, more than a majority of the Shares not owned by Parent, Purchaser or their respective wholly-owned subsidiaries will have to tender their shares.

•

The fact that the Offer and the Merger have been structured to include a first-step cash Offer for any and all outstanding Shares, thereby enabling the Company’s shareholders who tender their Shares to receive promptly $30.00 net per Share in cash, and the fact that any Company shareholders who do not tender their Shares or properly exercise their dissenters’ rights, if any, will receive the same price per Share in the subsequent Merger.

•

The fact that the Company Board, in accordance with and subject to the conditions and limitations set forth in the Merger Agreement, has the right to provide diligence material to, and negotiate with, third parties that express unsolicited interest in the Company prior to the time when the tendered Shares are purchased.

•

The fact that the Company Board, in accordance with and subject to the conditions and limitations set forth in the Merger Agreement, has the right to terminate the Merger Agreement if a Superior Proposal which the Company Board supports emerges before the tendered Shares are purchased.

•

The fact that Parent has signed the Voting and Tender Agreement, agreeing to tender its Shares into, or vote its Shares in favor of, such a Superior Proposal if recommended by the Company Board on and subject to the terms and conditions set forth in the Voting and Tender Agreement.

Parent and Purchaser are not aware of any firm offer made by a third party during the last two years for the Company, any substantial part of its assets or to acquire a controlling equity interest in the Company and therefore no comparison of the Offer Price was made by Parent or Purchaser to any such offer. In evaluating whether the consideration in the Offer and Merger is fair to the shareholders unaffiliated with Parent and Purchaser, Parent and Purchaser considered that the Offer Price exceeds any price per Share that Parent or any of its subsidiaries has paid in the last two years. See “Other Matters Relating to the Offer and the Merger—Certain Legal Matters—State Takeover Laws.”

Although Parent and Purchaser did not calculate a specific going concern value per Share, Parent and Purchaser believe that the consideration in the Offer and the Merger is fair in relation to the Company’s going concern value per Share based on their knowledge of the Company’s business and prospects and the factors listed above as supporting the substantive fairness of the Offer and Merger.

Parent and Purchaser did not consider whether the consideration in the Offer and the Merger constitutes fair value in relation to the Company’s liquidation value, and did not give consideration to the Company’s net book value. Parent and Purchaser believe that these measures do not reflect, or have any meaningful impact on, the market value of the Shares. In addition, Parent and Purchaser did not consider the liquidation value of the Company’s assets to be a material factor because Parent and Purchaser believe that, given the Company’s strategic importance to Parent and Purchaser, substantial value results from continuing the Company as a going concern and any liquidation would destroy value. Also, Parent and Purchaser believe that the net book value, which is an accounting concept that focuses on the value at which assets are capitalized on the balance sheet, overlooks the substantial value represented by the revenues and income that can be generated as a going concern.

Parent and Purchaser did not find it practicable to assign, nor did they assign, relative weights to the individual factors considered in reaching their conclusion as to the fairness of the Offer and the Merger. The foregoing discussion of the information and factors considered and given weight by Parent and Purchaser is not intended to be exhaustive but is believed to include all material factors considered by Parent and Purchaser.

Purpose and Structure of the Offer and the Merger; Reasons of Parent and Purchaser for the Offer and the Merger.

Purchaser is offering to purchase all of the Shares at $30.00 per Share, net to the seller in cash without interest. The Merger Agreement contemplates the Offer as an initial step. Pursuant to the Merger Agreement, as soon as practicable after the completion of the Offer and the satisfaction or waiver of the conditions to the Merger set forth in the Merger Agreement, Purchaser will merge with and into the Company, with the Company continuing as the surviving corporation. We believe this structure will effect a prompt and orderly transfer of the ownership of the Company from the public shareholders to Parent.

The purpose of the Offer and the Merger is for Parent to increase its ownership of the Company from approximately 14.40% to 100%. Upon consummation of the Merger, the Company will become a direct or indirect wholly-owned subsidiary of Parent.

Parent and Purchaser decided to pursue the Offer and the Merger for a number of related reasons. First, the compact equipment manufacturing business is well-known to Parent, and increasing its stake in the Company is, in the business judgment of Parent, the single most attractive investment opportunity available to Parent at the present time. In addition, Parent believes that in light of the very significant recent increases in competition in the compact equipment manufacturing industry, the Company’s opportunities for future growth will be enhanced by Parent’s purchase.

Second, Parent and Purchaser believe that the consolidated balance sheet and projected cash flows of Parent and its subsidiaries (including the balance sheet and projected cash flows of the Company) should be sufficient to obtain and service the indebtedness that Parent will incur to finance the transaction.

Third, by becoming a wholly-owned subsidiary of Parent, the Company will be relieved of many of the burdens and constraints imposed on public companies. Most importantly, the Company and its management will be able to focus on long-term operational and growth objectives, rather than meeting the short-term results expectations of the public equity markets and the investment community. As a wholly-owned subsidiary of Parent, the Company will no longer have the competitive disadvantage of being obligated to publicly disclose its business strategies at the Company level. Moreover by eliminating publicly held equity, the Company will be able to reduce its regulatory and compliance costs and expenses.

Parent and Purchaser also considered the adverse industry trends in the sector in which the Company operates, most notably increased competition and decreased construction activity.

The Merger; Plans for the Company After the Offer and the Merger; Certain Effects of the Offer.

If, after the purchase of Shares pursuant to the Offer, Parent and Purchaser (together with other direct or indirect wholly-owned subsidiaries of Parent) own at least 80% but less than 90% of the outstanding Shares, the Company has granted Purchaser the option to purchase that number of Shares as is equal to the lowest number of Shares that, when added to the number of Shares beneficially owned by Parent and Purchaser at the time of such exercise, shall constitute one Share more than 90% of the total Shares then outstanding, to the extent such number of Shares are authorized, unissued and not reserved for issuance and such issuance does not violate any provision of applicable law or any Nasdaq rule or regulation applicable to the Company. If, after the purchase of Shares pursuant to the Offer and any exercise of the Top-Up Option, Parent and Purchaser (together with other direct or indirect wholly-owned subsidiaries of Parent) beneficially own at least 90% of the outstanding Shares, Parent may elect to transfer any or all Shares beneficially owned by Parent and other direct or indirect wholly-owned subsidiaries of Parent and Purchaser to Purchaser and Purchaser will merge with and into the Company in a Short-Form Merger to become effective as soon as practicable after the satisfaction or waiver of the conditions to the Merger set forth in the Merger Agreement without a meeting or vote of the Company’s shareholders, in accordance with Section 180.1104 of the WBCL. If, after the purchase of Shares pursuant to the Offer, the Short-Form Merger does not occur, then the parties to the Merger Agreement have agreed to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the satisfaction or waiver of the conditions to the Merger set forth in the Merger Agreement, in accordance with Section 180.1103 of the WBCL. In furtherance thereof, the Company has agreed to (i) duly call, give notice of, convene and hold a special meeting of shareholders as soon as practicable following the purchase of Shares pursuant to the Offer to consider and vote upon the approval and adoption of the Merger Agreement and the Merger and (ii) Parent and Purchaser have each agreed in the Merger Agreement to vote all of the Shares acquired pursuant to the Offer or otherwise owned by Parent or any of its subsidiaries in favor of the approval and adoption of the Merger Agreement and the Merger and thereby approve the Merger. After the Merger, the Company will be a direct or indirect wholly-owned subsidiary of Parent.

If sufficient Shares are not tendered in the Offer such that the tendered Shares, together with the Shares already owned by Parent and any shares acquired via exercise of the Top-Up Option, would represent at least 90% of the outstanding Shares upon the expiration of the Offer and the Offer is completed, then prior to consummation of the Merger, Parent or Purchaser may decide to acquire additional Shares on the open market or in privately negotiated transactions with the consent of the Company. Any such purchases would be made at either market prices or privately negotiated prices at the time of purchase, which may be higher or lower than or the same as the Offer Price.

The Company will continue to be a reporting company for as long as the rules promulgated under the Exchange Act require. After the Offer is consummated but prior to the Merger, the number of shareholders and Shares that are still publicly owned may be so small that the Shares may no longer be listed on the Nasdaq or any other active public trading market and may no longer be required to be registered under the Exchange Act. If the Merger takes place, the Company will no longer have any publicly traded securities outstanding and the Company will no longer be required to be a reporting company.

In connection with the Offer and the Merger, Parent expects to review the Company and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel to determine what changes, if any, would be desirable following the Merger in order to best organize and integrate the activities of Parent and the Company. Parent expressly reserves the right to make any changes that it deems necessary or appropriate in light of its review or in light of future developments. In addition, Parent and the Company regularly review acquisition opportunities in the compact equipment manufacturing industry and related sectors and may pursue such opportunities when appropriate.

As a result of the Offer, the direct and indirect interest of Parent in the Company’s net book value and net earnings will increase to the extent of the number of Shares acquired under the Offer. Following consummation of the Merger, Parent’s interest in such items will increase to 100%, and Parent and its subsidiaries will be entitled to all benefits resulting from that interest, including all income generated by the Company’s operations and any future increase in the Company’s value. Similarly, Parent will also bear the risk of losses generated by the Company’s operations and any decrease in the value of the Company after the Merger. Upon consummation of the Merger, Parent’s interest in the Company would increase to 100% and the Company will become a direct or indirect wholly-owned subsidiary of Parent. Accordingly, former shareholders of the Company will not have the opportunity to participate in the earnings and growth of the Company after the Merger and will not have any right to vote on corporate matters. Similarly, former shareholders of the Company will not face the risk of losses generated by the Company’s operations or decline in the value of the Company after the Merger. Based on the Company’s results for the fiscal year ended December 31, 2007, and assuming completion of the Merger as of December 31, 2007, this increase would result in Parent’s beneficial interest in the Company’s net book value and net income increasing by approximately $223 million and $21 million, respectively, increases of approximately 594% from Parent’s beneficial interests prior to the Offer.

Pursuant to the Merger Agreement, Purchaser is entitled, promptly upon consummation of the Offer, and from time to time thereafter, to designate directors to serve on the Company Board in proportion to its ownership of Shares following such purchase, subject to certain conditions. Purchaser currently intends, promptly after purchasing the Shares pursuant to the Offer, to exercise this right and to designate any or all of Serge Bosche, age 49, Bruno Fille, age 59, Dominique Himsworth, age 42, Frédéric Martin, age 48, Hervé Rochet, age 43, each of whom is an executive officer of Parent, to serve as directors of the Company. After purchasing the Shares pursuant to the Offer, Marcel Claude Braud will continue to serve his current term as a director on the Company Board. For certain information regarding each of these persons, see Schedule I. The foregoing information and certain other information contained in this Offer to Purchase and the Schedule 14D-9 being mailed to shareholders herewith are being provided in accordance with the requirements of Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. Parent and Purchaser expect that such representation would permit them to exert substantial influence over the Company’s conduct of its business and operations. In addition, if Purchaser satisfies the Minimum Tender Condition and accepts for payment, and pays for, the Shares pursuant to the Offer, Purchaser will be merged with and into the Company, as soon as practicable after the satisfaction or waiver of the conditions to the Merger set forth in the Merger Agreement. Following the Merger, the directors of Purchaser will be the directors of the Company. See “Special Factors—The Merger Agreement.”

Parent and Purchaser believe that the employees of the Company are important to the business and operations of the Company, and Parent and Purchaser plan to work with management of the Company to minimize disruption to the Company’s workforce. In addition, Parent may enter into arrangements regarding continued employment with certain of the Company’s officers following the commencement of the Offer.

A primary benefit of the Offer and the Merger to the Company’s shareholders (other than Parent, Purchaser and their affiliates) will be the right of such shareholders to receive $30.00 in cash, without interest, for each Share held by such shareholders as described above. Additionally, such shareholders will avoid the risk of any possible decrease in the future earnings, growth or value of the Company following the Merger. The primary detriments of the Merger to such shareholders include the lack of an interest of such shareholders in the potential future earnings or growth of the Company. Additionally, the receipt of cash in exchange for Shares pursuant to the Offer or Merger will be a taxable transaction for U.S. federal income tax purposes.

Parent and Purchaser believe that the primary benefits to them of combining the operations of the Company with Parent and its subsidiaries include, but are not limited to:

•

a simplified corporate structure which will enhance the ability of Parent and the Company to leverage the combined existing and future products of Parent and the Company and to create a stronger, global business;

•	enhancing Parent’s ability to strategically align and integrate the Company’s product offerings with Parent’s;

•

increasing the flexibility to make investments in the Company’s operations without the legal and regulatory requirements and other considerations that would be taken into account if the Company was a public company, and with the entire benefit of such capital investment inuring to Parent; and

•

terminating the Company’s obligations to file reports and other information as a public company required under the Exchange Act permitting the Company to operate more efficiently and effectively without the pressure to meet short-term analyst forecasts.

The primary detriments of the Offer and the Merger to Parent and Purchaser include:

•	the lack of liquidity for the Shares following the Offer and the Merger;

•	the risk of a decrease in the earnings, growth or value of the Company following the Offer and the Merger; and

•

the payment by Parent and the Company of an aggregate of approximately $330,433,958 in transaction costs and estimated fees and expenses, including the payment of the consideration in the Offer and the Merger, in connection with the Offer and the Merger.

Parent and Purchaser ultimately concluded that the potential detriments of the Offer and the Merger to them were outweighed by the potential benefits of the Offer and the Merger to them.

Except as otherwise described in this Offer to Purchase, Parent and Purchaser have no current plans, proposals or negotiations which relate to or would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company; (ii) any purchase, sale or transfer of a material amount of assets of the Company; (iii) any change in the management of the Company or any change in any material term of the employment contract of any executive officer of the Company; or (iv) any other material change in the Company’s corporate structure or business.

Conduct of the Company’s Business if the Offer is Not Completed.

If the Offer is not completed because the Minimum Tender Condition or another condition is not satisfied or waived, it is expected that the Company’s current management will continue to operate the Company’s business substantially as presently operated.

If the Offer is not completed, it might take considerably longer for the public shareholders of the Company to receive any consideration for their Shares (other than through sales in the open market) than if they had tendered their Shares into the Offer. Any such transaction may result in proceeds per Share to the public shareholders of the Company that are more or less than or the same as the Offer Price or could adversely affect the liquidity and market value of the remaining Shares held by the public.

The Merger Agreement.

The following is a summary of material provisions of the Merger Agreement, which is included as Annex A to this Offer to Purchase. This summary is not a complete description and is qualified by reference to the Merger Agreement. Capitalized terms not otherwise defined in the following summary shall have the meanings set forth in the Merger Agreement.

The Offer. Pursuant to the Merger Agreement, Purchaser will, and Parent will cause Purchaser to, commence the Offer on the date that the Merger Agreement is signed. Following expiration of the Offer and the satisfaction of the Minimum Tender Condition and the other conditions specified in “Other Matters Relating to the Offer and the Merger—Certain Conditions to the Offer,” any of which conditions (except for the Minimum Tender Condition) may be waived exclusively by Parent or Purchaser, Purchaser will purchase all of the Shares tendered pursuant to the Offer. The obligations of Purchaser to accept for payment and to pay for any Shares tendered pursuant to the Offer are subject only to the conditions specified in “Other Matters Relating to the Offer and the Merger—Certain Conditions to the Offer.”

Purchaser has the right to extend the Offer beyond the then scheduled expiration date for any of the following events: (i) from time to time if, at the initial expiration date (or extended expiration date of the Offer, if applicable), any of the conditions to the Offer have not been satisfied or waived; (ii) for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof or the Nasdaq; or (iii) for one or more “subsequent offering periods” (as such term is defined in Rule 14d-1(g)(8) under the Exchange Act) in accordance with Rule 14d-11 of the Exchange Act (each, a “Subsequent Offering Period”) (provided that such Subsequent Offering Periods will not exceed an aggregate of twenty (20) business days). A Subsequent Offering Period, if the Offer is so extended, would be an additional period of time, following the expiration date of the Offer and the acceptance for payment of any Shares that are validly tendered in the Offer and not properly withdrawn prior to such expiration date, during which holders of Shares that were not previously tendered in the Offer may tender such Shares to Purchaser in exchange for the Offer Price on the same terms that applied to the Offer. Purchaser will accept for payment, and pay for, any Shares that are validly tendered during a Subsequent Offering Period, if the Offer is so extended, as promptly as practicable after any such Shares are validly tendered during such Subsequent Offering Period. Holders of Shares that are validly tendered during a Subsequent Offering Period, if the Offer is so extended, will not have the right to withdraw such tendered Shares.

In the event that all of the conditions to the Offer have not been satisfied or waived at the then scheduled expiration date of the Offer, Purchaser will be obligated to extend the expiration date of the Offer in increments of up to 20 business days, although, in certain circumstances, Purchaser will not be obligated to extend the Offer unless required by applicable law or any applicable rule or regulation of any stock exchange (but will be entitled to extend the Offer). See “The Tender Offer—Section 1. Terms of the Offer; Expiration Date.” In no circumstance will Purchaser be obligated to extend the Offer (i) beyond March 6, 2009 or (ii) at any time that Parent or Purchaser is permitted to terminate the Merger Agreement.

Purchaser has expressly reserved the right to amend or make changes to the terms and conditions of the Offer, provided that, without the prior written consent of the Company, Purchaser will not do any of the following: (i) decrease the Offer Price or change the form of consideration payable in the Offer; (ii) decrease the number of Shares to be purchased by Purchaser pursuant to the Offer; (iii) amend or waive the Minimum Tender Condition; (iv) add to the conditions specified in “Other Matters Relating to the Offer and the Merger—Certain Conditions to the Offer;” (v) modify the conditions to the Offer in a manner materially adverse to the holders of Shares; or (vi) extend the expiration date of the Offer except as required or permitted by the Merger Agreement.

Company Board. Promptly upon the purchase by Purchaser pursuant to the Offer, and from time to time thereafter, Purchaser will be entitled to designate such number of directors, rounded up to the next whole number, on the Company Board as will give Purchaser representation on the Company Board equal to the product of (x) the total number of directors on the Company Board (after giving effect to any increase in the number of directors pursuant to this clause) and (y) the percentage that the number of Shares beneficially owned by Parent, Purchaser and their respective wholly-owned Subsidiaries bears to the total number of Shares outstanding, provided, however, that prior to the Effective Time, the Company Board shall always have at least two members who are neither officers, directors, shareholders or designees of Parent or any of its affiliates and each committee of the Company Board shall also have at least one such member. The Company’s obligations to appoint designees to the Company Board shall be subject to Section 14(f) of the Exchange Act.

Top-Up Option. The Merger Agreement provides that the Company irrevocably granted Purchaser an option, exercisable in Purchaser’s discretion, but only after the acceptance by Purchaser of, and payment for, Shares tendered in the Offer, to purchase that number of Shares (the “Top-Up Shares”) as is equal to the lowest number of Shares that, when added to the number of Shares owned by Parent or Purchaser at the time of such exercise, shall constitute one share more than 90% of the total Shares then outstanding (assuming the issuance of the Top-Up Shares) at a price per Share equal to the Offer Price. The Top-Up Option (i) will be exercisable only once, (ii) will be exercisable only after Parent and Purchaser (together with other direct or indirect wholly-owned subsidiaries of Parent) own at least 80% of the Shares, (iii) will in no event be exercisable for a number of Shares in excess of the Company’s Shares then authorized, unissued and not reserved for issuance and (iv) may not be exercised if such exercise would violate any provision of applicable law or any Nasdaq rule or regulation applicable to the Company.

The Merger. The Merger Agreement provides that Parent will cause Purchaser to merge with and into the Company in accordance with the applicable provisions of the WBCL as soon as practicable after the completion of the Offer and the satisfaction or waiver of the conditions to the Merger set forth in the Merger Agreement. Following the Merger, the Company will be the Surviving Corporation and the separate corporate existence of Purchaser will cease. At the Effective Time, by virtue of the Merger and without any action on the part of any holder of Shares, each Share issued and outstanding immediately prior to the Effective Time (except for Shares held in the treasury of the Company, Shares owned by Parent or any direct or indirect wholly-owned subsidiary of Parent or the Company and Dissenting Shares) will be converted into and represent the right to receive the Merger Consideration, without interest. See the discussion below under “—Dissenters’ Rights” for additional information regarding the exercise of dissenters’ rights. In addition, each share of Purchaser’s common stock issued and outstanding immediately prior to the Effective Time will be converted into one share of the common stock of the Surviving Corporation.

The Merger Agreement provides that each option to acquire Shares under a Company Stock Plan (each such option, an “Option”) that is outstanding and unexercised (whether vested or unvested) immediately prior to the acceptance by Purchaser for payment of the Shares tendered pursuant to the Offer (the “Purchase Time”) will, by virtue of the occurrence of the Purchase Time and without any action on the part of Purchaser, the Company or the holder thereof, be cancelled and will solely represent the right to receive from the Company in exchange, at the Purchase Time or as soon as practicable thereafter, an amount in cash equal to the product of (i) the number of Shares subject to such Option and (ii) the excess, if any, of the Offer Price, without interest, over the exercise price per Share subject to such Option, less any required withholding taxes. The Merger Agreement also provides that immediately prior to the Purchase Time, (i) each outstanding award under any Company Stock Plan other than an Option or an award of Shares subject to restrictions (“Restricted Stock”) entitling the holder thereof to a future payment of Shares or cash equal to or otherwise based on the value of Shares (whether or not vested) and (ii) each award of Restricted Stock, which, in each case, is outstanding immediately prior to the Purchase Time will be cancelled by the Company and the holder thereof will be entitled to receive at the Purchase Time from the Company, or as soon as practicable thereafter from the Surviving Corporation, in consideration for such cancellation, an amount in cash equal to the product of (A) the number of Shares previously underlying such Stock Unit or the number of Restricted Shares and (B) the Offer Price (less, in the case of Stock Units, the exercise price per Share, if any, previously applicable to such Stock Unit), in any case less any required withholding taxes.

The Merger Agreement further provides that (i) upon consummation of the Merger, the Company’s articles of incorporation and bylaws will be amended in their entireties to read as the articles of incorporation and bylaws of Purchaser, respectively, except for the name of the Surviving Corporation (which will be the name specified in the organizational documents of the Company), and as so amended will be the articles of incorporation and bylaws of the Surviving Corporation, until thereafter amended in accordance with their respective terms and the WBCL, and the Surviving Corporation will timely make all necessary filings in connection therewith as required under the WBCL, (ii) the directors of Purchaser immediately prior to the Effective Time will be the initial directors of the Surviving Corporation until their respective successors are duly elected or appointed and qualified in the manner provided in the certificate of incorporation and bylaws of the Surviving Corporation and (iii) the officers of Purchaser immediately prior to the Effective Time will be the initial officers of the Surviving Corporation until their respective successors are duly elected or appointed and qualified in the manner provided in the certificate of incorporation and bylaws of the Surviving Corporation.

Short-Form Merger. If, after the purchase of Shares pursuant to the Offer and any exercise of the Top-Up Option, Parent and Purchaser (together with other direct or indirect wholly-owned subsidiaries of Parent)

beneficially own at least 90% of the outstanding Shares, Parent may elect to transfer any or all Shares beneficially owned by Parent and other direct or indirect wholly-owned subsidiaries of Parent and Purchaser to Purchaser and Purchaser will merge with and into the Company in a Short-Form Merger as soon as practicable following the consummation of the Offer.

Shareholders’ Meeting. If, after the purchase of Shares pursuant to the Offer, a Short-Form Merger does not occur, then the parties to the Merger Agreement have agreed to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the satisfaction or waiver of the conditions to the Merger set forth in the Merger Agreement, in accordance with Section 180.1103 of the WBCL. In furtherance thereof, the Company has agreed to (i) duly call, give notice of, convene and hold a special meeting of its shareholders as soon as practicable following the acceptance for payment and purchase of Shares pursuant to the Offer to consider and vote upon the approval and adoption of the Merger Agreement and the Merger and (ii) prepare and file with the SEC a preliminary proxy statement relating to the Merger Agreement and the Merger and use commercially reasonable efforts, after Parent has had a reasonable opportunity to review and comment, to respond promptly to any comments made by the staff of the SEC with respect to such preliminary proxy statement and cause a definitive proxy statement (together with any amendments or supplements thereto), to be mailed to its shareholders at the earliest practicable time, and to obtain the necessary approvals of the Merger Agreement and the Merger by its shareholders. Parent and Purchaser have each agreed in the Merger Agreement to vote all of the Shares acquired pursuant to the Offer or otherwise owned by Parent or any of its subsidiaries in favor of the approval and adoption of the Merger Agreement and the Merger at the shareholders’ meeting.

Interim Operations. The Company has agreed that, prior to the earlier of the time that Parent’s designees constitute a majority of the Company Board or the Effective Time of the Merger, unless Parent shall have agreed in writing, (i) the business of the Company and its subsidiaries will be conducted only in the ordinary and usual course of business consistent with past practice and (ii) the Company and its subsidiaries will use their commercially reasonable efforts to preserve intact their business organization, keep available the services their current officers, employees and consultants and to preserve the goodwill of, and maintain satisfactory relationships with, those persons having business relationships with any of them.

Indemnification And Insurance. Parent and Purchaser have agreed that all rights to indemnification existing at the time of the Merger Agreement in favor of the directors, former directors, officers and employees of the Company, as provided in the Company’s articles of incorporation and bylaws, in effect as of the date of the Merger Agreement, with respect to matters occurring prior to the Effective Time, will survive the Merger and continue in full force and effect after the Effective Time. Until the expiration of the statutes of limitations applicable to such matters or unless such amendment, modification or repeal is required by applicable law, the articles of incorporation and bylaws of the Surviving Corporation will not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder, as of the Effective Time, of these individuals.

The Merger Agreement also provides that the Surviving Corporation shall indemnify and hold harmless each officer and director of the Company (as of or prior to the Effective Time) against all liabilities, including reasonable attorneys’ fees and disbursements, incurred in connection with any proceeding arising out of the fact that such individual is or was an officer, director, employee, fiduciary or agent of the Company or any of its Subsidiaries, or of another entity if such service was at the request of the Company, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent the Surviving Corporation is permitted to do so under applicable law and the articles of incorporation or bylaws of the Company currently in effect. The Merger Agreement provides further that, in the event of any such proceeding, each such individual will be entitled to advancement of expenses incurred in the defense of the proceeding from the Surviving Corporation to the same extent such Persons currently have the right to advancement of expenses from the Company pursuant to the articles of incorporation and bylaws of the Company.

The Merger Agreement also states that the Company will purchase, by the Effective Time, tail policies to the current directors’ and officers’ liability insurance policies maintained by the Company, which tail policies:

•	shall not have an aggregate premium in excess of 300% of the aggregate annual premium most recently paid by the Company before the date of the Merger Agreement to maintain the existing policies;

•

shall be effective for a period from the Effective Time through and including the date six (6) years after the Effective Time with respect to claims arising from facts or events that existed or occurred prior to or at the Effective Time; and

•	shall contain coverage that is at least as protective to such directors and officers as the coverage provided by such existing policies.

If equivalent coverage cannot be obtained or can be obtained only by paying an aggregate premium in excess of 300% of such amount, the Company shall only be required to obtain (and the Surviving Corporation shall only be required to maintain) as much tail coverage as can be obtained by paying an aggregate premium equal to 300% of such amount.

Representations and Warranties. The Merger Agreement contains various customary representations and warranties of the parties thereto, including among others:

•	representations as to due organization and existence;

•	no violation of the articles of incorporation or bylaws;

•	capitalization;

•	corporate authority;

•	no conflicts with debt instruments or material agreements of the Company or applicable law resulting from the Offer and the Merger;

•	accuracy of the Company’s public filings, including financial statements;

•	absence of any material adverse effect upon the Company’s business;

•	absence of undisclosed liabilities; and

•	specified matters relating to Wisconsin law.

Parent and the Company have agreed that for the purpose of determining whether a material adverse effect has occurred, there shall be excluded from such determination:

•

changes in general economic or political conditions in the United States or changes affecting the securities, currency or financial markets in the United States in general, except to the extent such changes or developments have a materially disproportionate impact on the Company and its subsidiaries, taken as a whole, relative to other companies in the industries in which the Company or any of its subsidiaries conducts its businesses;

•

a worsening of current conditions caused by the commencement, continuation or escalation of an act of terrorism or war (whether declared or not declared) occurring after the date of the Merger Agreement or any natural disasters or any national or international calamity, except to the extent such changes or developments have a materially disproportionate impact on the Company and its subsidiaries, taken as a whole, relative to other companies in the industries in which the Company or any of its subsidiaries conducts its businesses;

•

any action taken at the request, or with the approval, of Parent or Purchaser (other than actions taken pursuant to a consent granted by Parent under covenant restricting interim operations of the Company);

•	any change in the market price or trading volume of securities of the Company, or any failure by the Company to meet any estimates of revenues or earnings for any period ending on or after the date of the Merger Agreement, in and of itself (it being understood that the underlying cause of such change or failure may be considered in determining whether there has been a material adverse effect);

•

general changes affecting the industries or geographic areas in which the Company or any of its subsidiaries operates, except to the extent such changes or developments have a materially disproportionate impact on the Company and its subsidiaries, taken as a whole, relative to other companies in the industries in which the Company or any of its subsidiaries conducts its businesses;

•

changes in GAAP, in the rules or policies of the Public Company Accounting Oversight Board, or in laws of general applicability or in interpretations thereof, except to the extent such changes have a materially disproportionate impact on the Company and its subsidiaries, taken as a whole, relative to other companies in the industries in which the Company or any of its subsidiaries conducts its businesses;

•

changes in the price of raw materials or component parts of the type customarily purchased by the Company and its subsidiaries or in the purchasing patterns of customers in the industry, except to the extent such changes have a materially disproportionate impact on the Company and its subsidiaries, taken as a whole, relative to other companies in the industries in which the Company or any of its subsidiaries conducts its businesses; or

•

the execution, delivery and performance of the Merger Agreement, the announcement by Parent or any of its subsidiaries or the announcement by the Company, of its respective execution and delivery of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, other than the execution, delivery or performance of the interim operating covenants.

Conditions to the Merger. The Merger Agreement provides that the respective obligations of Parent and Purchaser to consummate the Merger are subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

•	Purchaser shall have accepted for purchase, and paid for, the Shares that have been tendered (and not withdrawn) pursuant to the Offer;

•	if the Merger is not consummated in short-form pursuant to Section 180.1104 of the WBCL, the Merger Agreement shall have been approved and adopted by the requisite vote of the Company’s shareholders;

•

no governmental entity of competent jurisdiction shall have issued an order, injunction or decree or other legal restraint or prohibition shall be in effect preventing the consummation of the Merger or any of the other transactions contemplated by this Agreement;

•

no statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any governmental entity that prohibits or makes illegal consummation of the Merger; and

•

the Company shall have delivered to Parent no later than 2 business days before the closing date a certificate dated as of the day of such delivery pursuant to section 1.1445-2(c)(3) of the U.S. Treasury regulations to the effect that the Shares are not “United States real property interests” within the meaning of section 1.897-1(c) of the U.S. Treasury regulations.

No Solicitation. In the Merger Agreement, the Company has agreed that none of the Company, its subsidiaries or any representatives shall, directly or indirectly:

•

initiate, solicit or encourage (including by way of providing information) the submission of any inquiries, proposals or offers or any other efforts or attempts that constitute or may reasonably be expected to lead to, any Acquisition Proposal or engage in any discussions or negotiations with respect thereto or otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, discussions or negotiations;

•

approve or recommend, or publicly propose to approve or recommend, an Acquisition Proposal or, except for a confidentiality agreement, enter into any merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement or share exchange agreement, option agreement or other similar agreement relating to an Acquisition Proposal or enter into any letter of intent, agreement or agreement in principle requiring the Company (whether or not subject to conditions) to abandon, terminate or fail to consummate the transactions contemplated hereby or breach its obligations hereunder;

•	withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to Parent or Purchaser, the Company Board Recommendation; or

•	resolve, propose or agree to do any of the actions described above.

However, if prior to the Purchase Time:

•	the Company has received a written, bona fide Acquisition Proposal from a third party that is not in violation of such third party’s contractual obligations to the Company;

•	a breach by the Company of the no-solicitation undertakings has not contributed to the making of such Acquisition Proposal;

•

the Company Board reasonably believes in good faith, after consultation with its financial advisors and outside counsel, that such Acquisition Proposal constitutes or is expected to lead to a Superior Proposal; and

•

after consultation with its outside counsel, the Company Board determines in good faith that the failure to take such action is inconsistent with fulfilling its fiduciary duties to the shareholders of the Company under applicable law;

then the Company may furnish information with respect to the Company and its subsidiaries to the person making such Acquisition Proposal, and participate in discussions or negotiations with the person making such Acquisition Proposal regarding such Acquisition Proposal. But the Company may not, and may not allow its representatives to, disclose any non-public information to such person unless the Company has, or first enters into, a confidentiality agreement with such Person with specified provisions. In addition, the Company has to promptly provide to Parent any non-public information concerning the Company or its subsidiaries provided or made available to such other person which was not previously provided or made available to Parent.

In addition, the Merger Agreement provides that under specified circumstances the Company may also change its recommendation that the holders of Shares tender their Shares into the Offer. These circumstances are generally limited to circumstances where both:

•	a failure to change the recommendation to the shareholders would be inconsistent with the fiduciary duties of the directors of the Company; and

•	either a Superior Proposal exists or there is a rationale that is independent of any pending proposal to acquire the Company.

Under the Merger Agreement:

•

“Acquisition Proposal” means any offer or proposal, or any indication of interest in making an offer or proposal, made or renewed by a person or group at any time after the date of the Merger Agreement which is structured to permit such person or group to acquire beneficial ownership of at least fifteen percent (15%) of the assets of, equity interest in, or businesses of, the Company and its subsidiaries pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, sale of assets, tender offer or exchange offer or similar transaction, including any single or multi-step transaction or series of related transactions, in each case other than the Merger; and

•

“Superior Proposal” means any bona fide Acquisition Proposal (except the references in the definition thereof to “fifteen percent (15%)” shall be replaced by “fifty percent (50%)”) made in writing after the of the Merger Agreement that:

•

includes per-Share consideration that is greater than the Offer Price (including, only if the per-Share consideration is not all cash, a determination by the Company Board in good faith, on the advice of its financial advisor, to such effect);

•

is otherwise on terms that the Company Board has determined in its good faith judgment (after consultation with its financial advisor and outside legal counsel and after taking into account all legal, financial, regulatory and other aspects of the proposal, including the financing terms thereof) are equal to or superior to the terms of the Merger Agreement; and

•

which the Company Board has determined in good faith (after consultation with its financial advisor and outside legal counsel and after taking into account all legal, financial, regulatory and other aspects of the proposal) is reasonably capable of being consummated within a reasonable period of time.

Termination. The Merger Agreement may be terminated:

(i) at any time prior to the Effective Time (notwithstanding any adoption of the Merger Agreement by the shareholders of the Company) by mutual written agreement of the Company and Parent;

(ii) at any time prior to the Effective Time (notwithstanding any adoption of the Merger Agreement by the shareholders of the Company) by either the Company or Parent, if any court of competent jurisdiction or other governmental entity shall have issued a final order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the Offer or the Merger and such order, decree, ruling or other action is or shall have become final and nonappealable;

(iii) at any time prior to the Purchase Time, by the Company, if:

•

the close of business on March 6, 2009 (the “Outside Date”) shall have occurred and Purchaser shall not have accepted for payment and paid for Shares pursuant to the Offer in accordance with the terms thereof on or before such time on the Outside Date;

•	the Offer shall have expired or been terminated without Purchaser having purchased any Shares pursuant thereto;

•	Purchaser, in violation of the terms of the Merger Agreement, fails to accept for payment and to purchase validly tendered Shares pursuant to the Offer; or

•

the Company, subject to and in accordance with the no-solicitation undertakings (including compliance by the Company with the requirement to give Parent a three business day period to make proposals to improve the terms and conditions of the Merger Agreement), upon the entrance by the Company into a written definitive agreement for Superior Proposal and payment to Parent of a termination fee equal to $14 million in immediately available funds; or

(iv) at any time prior to the Purchase Time, by Parent, if:

•	due to an occurrence or circumstance which would result in a failure of any of the Offer Conditions to be satisfied at any scheduled expiration of the Offer:

•	Purchaser shall not have commenced the Offer within the time required by the Merger Agreement;

•	the Offer shall have expired or been terminated without Purchaser having purchased any Shares pursuant thereto;

•	the Outside Date shall have occurred and Purchaser shall not have accepted for payment Shares pursuant to the Offer on or before the close of business on the Outside Date; or

•	in the event of specified breaches of the Merger Agreement by the Company; or

•

the Company Board shall have changed its recommendation to the holders of Shares relating to the Offer or the Company shall have knowingly breached the no-solicitation undertakings in the Merger Agreement in any material respect.

Amendments; Waivers. The Merger Agreement may be amended, by written agreement of the parties thereto, by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time, whether before or after adoption of the Merger Agreement by the shareholders of the Company; provided, however, that, (i) after Purchaser purchases any Shares pursuant to the Offer, no amendment will be made which decreases the Merger Consideration and (ii) after adoption of the Merger Agreement by the shareholders of the Company, no amendment may be made which by law or any applicable rule or regulation of any stock exchange requires the further approval of the shareholders of the Company without such further approval.

At any time prior to the Effective Time, any party to the Merger Agreement may (i) extend the time for the performance of any of the obligations or other acts of the other parties thereto, (ii) waive any inaccuracies in the representations and warranties contained therein or in any document delivered pursuant thereto and (iii) subject to the requirements of applicable law, waive compliance by the other parties with any of the agreements or conditions contained therein, except that the Minimum Tender Condition may only be waived by Purchaser with the prior written consent of the Company. Any such extension or waiver will be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. The failure of any party to assert any rights or remedies will not constitute a waiver of such rights or remedies.

Commercially Reasonable Efforts. Each of the parties to the Merger Agreement has agreed to use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by the Offer, the Merger and the Merger Agreement, and to cooperate with each other in connection with the foregoing, including using its commercially reasonable efforts to (a) obtain all necessary waivers, consents and approvals from other parties to material agreements, leases and other contracts, (b) obtain all necessary consents, approvals and authorizations as are required to be obtained under any federal, state or foreign law or regulation, (c) lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated by the Merger Agreement and (d) effect any necessary registrations and filings and submissions of information requested by governmental authorities.

Expenses and Fees. Each party to the Merger Agreement will bear its own costs and expenses, except that Parent and the Company have agreed to share equally the costs of the two independent appraisals and the costs of printing and mailing the proxy statement, the Offer documents and the Schedule 14D-9 in connection with the Offer.

The Merger Agreement provides that the Company will pay to Parent a fee equal to $14 million in cash if the Merger Agreement is terminated by:

•	the Company, following receipt of a Superior Proposal, to enter into a definitive agreement with respect to such Superior Proposal; or

•

Parent, following either a change by the Company Board of its recommendation to holders of Shares relating to the Offer or a knowing breach by the Company in any material respect of the no-solicitation undertakings in the Merger Agreement.

In addition, a termination fee is also payable under the following circumstances:

•	either:

•

the Company terminates the Merger Agreement because the Purchase Time has not occurred by March 6, 2009 or the Offer has expired or terminated without Purchaser having purchased any Shares (other than as a result of a breach by Parent or Purchaser of the Merger Agreement); or

•	Parent terminates the Merger Agreement following specified breaches by the Company under specified circumstances or a failure of the Minimum Condition to be satisfied; and

•

at any time on or after the date hereof and prior to such termination an Acquisition Proposal (whether or not conditional) shall have been publicly announced or any person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal; and

•

the Company enters into an agreement with respect to any Acquisition Proposal or any transaction specified in the definition of “Acquisition Proposal” is consummated within twelve months after the date of such termination, then the Company shall pay Parent a fee of $14 million concurrently with the Company’s entrance into such agreement or consummation of such transaction.

The Voting and Tender Agreement.

The following is a summary of material provisions of the Voting and Tender Agreement, which is included as Annex B to this Offer to Purchase. This summary is not a complete description and is qualified by reference to the Voting and Tender Agreement. Capitalized terms not otherwise defined in the following summary shall have the meanings set forth in the Voting and Tender Agreement.

The Voting and Tender Agreement provides that, if the Merger Agreement has been terminated by the Company in accordance with the provisions that permit termination to enter concurrently into a definitive agreement for a Superior Proposal after compliance with the no-solicitation undertakings and the Company has paid the termination fee of $14 million to Parent, then, if and to the extent the Company Board so recommends to the shareholders of the Company generally, Parent will validly tender all of the Shares owned by Parent pursuant to and in accordance with the terms of the Offer provided for in such definitive agreement or, if the definitive agreement provides for a one-step merger structure, vote all Shares owned by Parent in favor of the adoption of such definitive agreement.

The Voting and Tender Agreement terminates upon the earliest of:

•	the Purchase Time;

•

the termination of the Merger Agreement pursuant to Article 8 thereof, unless such termination by the Company is pursuant to the provision that permits termination, under specified circumstances, to enter into a definitive agreement for a Superior Proposal;

•	at the time that any New Acquirer has completed the purchase or other acquisition of all of the Shares owned by Parent;

•	the termination of such definitive agreement for the Superior Proposal;

•	the consummation of the transactions contemplated by the definitive agreement for the Superior Proposal; and

•

the announcement by the Company Board that it is not recommending that its shareholders take an action, such as tendering Shares into a tender offer or voting Shares in favor of a merger, that is necessary for the consummation of the transactions contemplated by the definitive agreement for the Superior Proposal.

Dissenters’ Rights.

No dissenters’ rights are available in connection with the Offer. In addition, if the Shares continue to be quoted on the Nasdaq on the record date fixed for purposes of determining the holders of Shares entitled to receive notice of, and to vote at, a meeting to approve the Plan of Merger (or for purposes of determining whether the Merger may be consummated without a shareholder vote under Section 180.1104 of the WBCL), it is anticipated that holders of Shares will not have dissenters’ rights under 180.1302 of the WBCL in connection with the Merger.

In the event that dissenters’ rights do apply to the Merger, whether because the Shares are no longer quoted on the Nasdaq on such record date or otherwise, and the Merger is consummated, shareholders who have not tendered their Shares will have certain rights under the WBCL to dissent in any Shareholder vote on the Merger and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Shareholders who perfect such rights by complying with the procedures set forth in Sections 180.1301 to 180.1331 of the WBCL will be entitled to receive a cash payment equal to such fair value of their Shares (exclusive of any appreciation or depreciation in value in anticipation of the Merger) from the Surviving Corporation, as well as the payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares. As a consequence, the value so determined in any appraisal proceeding could be the same, more or less than the Offer Price or the Merger Consideration.

Parent intends to cause the Surviving Corporation to argue, among other things, in any appraisal proceeding that, for purposes of such proceeding, the fair value of each Share is less than or equal to the consideration in the Merger. In this regard, the Company’s shareholders should be aware that the opinion of Baird and appraisals of Duff & Phelps, LLC and Emory & Co., LLC, included as Annexes C, D and E to this Offer to Purchase are not necessarily opinions as to “fair value” under Section 180.1301 of the WBCL. In accordance with Wisconsin Administrative Code Section DFI-Sec 6.05, copies of the opinions will also be provided upon request by calling D.F. King & Co., Inc. at (212) 269-5550 (banks and brokers) or (800) 967-7921 (all others).

The foregoing summary of the rights of dissenting shareholders under the WBCL does not purport to be a complete statement of the procedures to be followed by shareholders desiring to exercise any dissenters’ rights under the WBCL. The preservation and exercise of dissenters’ rights require strict adherence to the applicable provisions of the WBCL.

Dissenters’ rights cannot be exercised at this time. The information set forth above is for informational purposes only.

Shareholders who sell shares in the Offer will not be entitled to exercise dissenters’ rights with respect thereto but, rather, will receive the purchase price paid in the Offer therefor.

Security Ownership of Certain Beneficial Owners.

The following table provides information as of September 5, 2008 with respect to the Shares beneficially owned by (i) Parent, Purchaser and each of the directors, supervisory board members and executive officers of Parent, Purchaser and the Company and (ii) each person known by the Company to own more than 5% of any class of the outstanding voting securities of the Company.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned		Percent of Common Stock
Manitou BF S.A.	1,748,046		14.4%
Jeffrey L. Gendell(1)	1,193,422		9.9%
Dimensional Fund Advisors, L.P.	1,035,269		8.5%
Royce & Associates, LLC	774,068		7.3%
Wellington Management Company, LLP(2)	708,400		7.3%

Directors, Supervisory Board Members and Executive Officers of Parent and Purchaser:
Marcel Claude Braud	6,000	(3)	*

Directors and Executive Officers of the Company:
William D. Gehl	456,550	(3)	3.7%
Thomas J. Boldt	36,481		*
Marcel Claude Braud	6,000		*
John T. Byrnes	31,285		*
Richard J. Fotsch	26,764		*
Bruce D. Hertzke	1,000		*
John W. Splude	25,388		*
Hermann Viets	30,015		*
Brian L. Pearlman	2,356		*
Daniel M. Keyes	25,571		*
Daniel L. Miller	16,130		*
James J. Monnat	12,569		*
Malcolm F. Moore	87,864		*
Michael J. Mulcahy	25,540		*
Thomas M. Rettler(4)	19,402		*

*	Less than 1%
(1)	Represents joint ownership by Jeffrey L. Gendell and the following affiliates of Jeffrey L. Gendell: Tontine Overseas Associates, L.L.C.; Tontine Capital Partners, L.P.; and Tontine Capital Management, L.L.C.
(2)	Voting power is limited to 458,400 shares.
(3)	Includes shares subject to exercisable options as of August 31, 2008, and options exercisable within 60 days of such date, as follows: Mr. Gehl, 375,416 shares; Mr. Boldt, 24,000 shares; Mr. Braud, 6,000 shares; Mr. Byrnes, 21,000 shares; Mr. Fotsch, 21,000 shares; Mr. Hertzke, 1,000 shares; Mr. Splude, 21,000 shares; Dr. Viets, 24,000 shares; Mr. Moore, 60,108 shares; Mr. Keyes, 15,301 shares; Mr. Miller, 9,934 shares; Mr. Monnat, 2,591 shares; Mr. Mulcahy, 8,445 shares; and Mr. Rettler, 34,306 shares.
(4)	Reflects Mr. Rettler’s holdings on the date that he resigned from the Company, April 11, 2008.

Transactions and Arrangements Concerning the Shares.

Rights Agreement. On May 25, 2007, the Company Board declared a dividend of one preferred share purchase right (a “Right”) for each outstanding Share. The dividend was paid upon the close of business on June 8, 2007 to the shareholders of record upon the close of business on June 8, 2007 (the “Record Date”). Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Preferred Stock, par value $0.10 (the “Preferred Shares”), of the Company, at a price of $130.00 per one one-hundredth of a Preferred Share, subject to adjustment (the “Purchase Price”). The description and terms of the Rights are set forth in a Rights Agreement (the “Rights Agreement”) between the Company and American Stock Transfer & Trust Company, as Rights Agent.

Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (other than the Company, a subsidiary of the Company or an employee benefit plan of the Company or a subsidiary) (an “Acquiring Person”) has acquired beneficial ownership of 15% or more of the outstanding Shares (the “Shares Acquisition Date”) or (ii) 10 business days (or such later date as may be determined by action of the Company Board prior to such time as any person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group (other than the Company, a subsidiary of the Company or an employee benefit plan of the Company or a subsidiary) of 15% or more of such outstanding Shares (the earlier of such dates being called the “Distribution Date”), the Rights will be evidenced, with respect to any of the Share certificates outstanding as of the Record Date, by such Share certificate.

The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Shares. As long as the Rights are attached to the Shares, the Company will issue one Right for each Share which becomes outstanding between the Record Date and the Distribution Date so that all such shares will have attached Rights. The Company Board has initially reserved 250,000 Preferred Shares for issuance upon exercise of the Rights, effective on the Record Date.

The Rights are not exercisable until the Distribution Date. The Rights will expire on May 25, 2017 (the “Final Expiration Date”), subject to extension, unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below.

The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular quarterly cash dividends or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Shares or a stock dividend on the Shares payable in Shares or subdivisions, consolidations or combinations of the Shares occurring, in any such case, prior to the Distribution Date.

Because of the nature of the Preferred Shares’ dividend, voting and liquidation rights, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Share.

In the event that any person becomes an Acquiring Person (a “Flip-In Event”), each holder of a Right (except as otherwise provided in the Rights Agreement) will thereafter have the right to receive upon exercise that number of Shares (or, in certain circumstances cash, property or other securities of the Company or a reduction in the Purchase Price) having a market value of two times the then current Purchase Price. Notwithstanding any of the foregoing, following the occurrence of a Flip-In Event all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, or subsequently become beneficially owned by an Acquiring Person, related persons and transferees will be null and void.

In the event that, at any time following the Shares Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction or (ii) 50% or more of its consolidated assets or earning power are sold (the events described in clauses (i) and (ii) are herein referred to as “Flip-Over Events”), proper provision will be made so that each holder of a Right (except as otherwise provided in the Rights Agreement) will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the then current Purchase Price.

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Company be evidenced by depositary receipts). In lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

The Purchase Price is payable by certified check, cashier’s check, bank draft or money order or, if so provided by the Company, the Purchase Price following the occurrence of a Flip-In Event and until the first occurrence of a Flip-Over Event may be paid in Shares having an equivalent value.

At any time after a person becomes an Acquiring Person and prior to the acquisition by such Acquiring Person of 50% or more of the outstanding Shares, the Company Board may exchange the Rights (other than Rights owned by any Acquiring Person which have become void), in whole or in part, at an exchange ratio of one Share, or one one-hundredth of a Preferred Share (or of a share of a class or series of the Company’s preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

At any time prior to a person becoming an Acquiring Person, the Company Board may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the “Redemption Price”). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Company Board in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Other than amendments that would change the Redemption Price or move to an earlier date the Final Expiration Date of the Rights, the terms of the Rights may be amended by the Company Board without the consent of the holders of the Rights, except that from and after such time as any person becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

The Company has represented to Parent and Purchaser in the Merger Agreement that the Company or the Company Board, as the case may be, has (a) taken all necessary actions so that the execution, delivery and performance of the Merger Agreement and the consummation of the transaction contemplated thereby will not result in a Distribution Date or result in Parent or Purchaser being an Acquiring Person and (b) amended the Rights Agreement to (i) render it inapplicable to the Merger Agreement and the transactions contemplated thereby and (ii) prevent any of the Rights from becoming exercisable in connection with the Merger Agreement or the transactions contemplated thereby.

Prior Public Offerings of Shares by the Company. The Company made an underwritten public offering of the Shares on September 26, 2005. The offering was for 2,082,609 Shares, 1,520,109 of which were sold by the Company and 562,500 of which were sold by Neuson Finance GmbH at a public offering price of $28.12 per Share. The aggregate amount of proceeds received by the Company from this offering was $40,288,969, before expenses.

Prior Purchases of Shares by Parent and Purchaser. Parent purchased 202,645 Shares during 2006 at prices between $22.24 and $40.39 per Share. The average purchase price paid for Shares was $30.42 per Share during the first quarter of 2006, $30.75 per Share during the second quarter of 2006 and $26.08 per Share during the third quarter of 2006. No other purchases of Shares were made by Parent during the past two years. Purchaser has not purchased any Shares prior to the Offer.

Prior Purchases of Shares by the Company. The Company repurchased a total of 153,600 Shares on the open market in December 2007 and January 2008 at prices between $15.88 and $17.28 per Share. The average purchase price paid for Shares was $16.69 per Share during the fourth quarter of 2007 and $16.43 during the first quarter of 2008. No other purchases of Shares were made by the Company during the past two years.

Recent Transactions in the Shares. No transactions in the Shares, except as set forth below and other than purchases pursuant to the Company Stock Plans, have been effected during the past 60 days by (i) the Company’s executive officers, directors, affiliates and any associates or majority owned subsidiaries and any executive officer or director of any subsidiary, (ii) Parent or its executive officers, supervisory board members, affiliates and any associates or majority owned subsidiaries and any executive officer, supervisory board member or director of any subsidiary or (iii) Purchaser or its executive officers, directors, affiliates and any associates or majority owned subsidiaries and any executive officer or director of any subsidiary.

Pursuant to regular payroll deduction contributions to the Company’s 401(k) savings plan, James J. Monnat acquired 203 net Shares in July 2008 and 136 net Shares in August 2008, all at then applicable market prices.

Except as set forth in this Offer to Purchase, neither the Company nor, to the Company’s knowledge, any of its affiliates, directors or executive officers or any person controlling the Company is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to, or in connection with, the Offer with respect to any securities of the Company (including, without limitation, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations).

Except as set forth in this Offer to Purchase, none of Parent, Purchaser or, to their knowledge, any of their affiliates, directors or executive officers or any person controlling Parent or Purchaser is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to, or in connection with, the Offer with respect to any securities of the Company (including, without limitation, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations).

Except as described in this Offer to Purchase, in the last two years, no negotiations, transactions or material contacts concerning a merger, consolidation, or acquisition, a tender offer for or other acquisition of any securities of the Company, an election of directors of the Company or a sale or other transfer of a material amount of the Company’s assets, has been entered into or has occurred between any of Parent, Purchaser, their affiliates and the respective officers and directors of the foregoing, on the one hand, and the Company or any of its affiliates, on the other hand, or between affiliates of the Company, or between the Company or any of its affiliates, on the one hand, and any person not affiliated with the Company who would have a direct interest in such matters, on the other hand.

Interests of Certain Persons in the Offer.

In considering the recommendation of the Company Board with respect to the Offer and the Merger, shareholders should be aware that certain officers and directors of Parent and the Company have interests in the Offer and the Merger which may differ from those of the shareholders generally.

Marcel Claude Braud. Currently, one of the eight directors of the Company, Marcel Claude Braud, is also a director and executive officer of Parent. Mr. Braud did not participate in any of the Company Board’s deliberations relating to the Offer or Merger and recused himself from all votes on matters relating to the Offer or the Merger. Mr. Braud owns 12,000 options to purchase Shares, 6,000 of which have a strike price below the Offer Price.

Employment and Employee Benefits Matters. The Merger Agreement provides that Parent shall, and shall cause the Company to, honor the terms of any existing employment, severance or change of control agreements following the closing of the Merger. In addition, for one year following the Merger, Parent has agreed to provide Company employees with compensation and benefits that are at least as favorable in the aggregate to the compensation and benefits maintained for and provided to such employees as a group immediately prior to the Merger (excluding for this purpose equity based compensation), except that Parent can make changes necessary to conform with applicable law and may terminate the employment of any employee at any time. Employees will receive credit for service rendered to the Company prior to the Merger for vesting and eligibility purposes but not for accrual purposes, except for vacation and severance, if applicable, to the same extent that service was taken into account before the Merger. Company employees shall not be subject to any pre-existing condition limitation for any condition for and to the extent to which they would have been entitled to coverage prior to the Merger and shall receive credit for co-payments made and deductibles satisfied prior to the Merger.

Equity Awards. Upon Purchaser’s consummation of the Offer and pursuant to the Merger Agreement, under each of the Company Stock Plans, all outstanding and unexercised options (whether vested or unvested) will be cancelled and will entitle the holder to receive from the Company in exchange an amount in cash equal to the product of (1) the number of Shares subject to such option and (2) the excess of the Offer Price, without interest, over the exercise price per Share subject to such option, less any required withholding taxes.

The following table indicates the number of options held by the Company’s executive officers and directors on August 31, 2008, the weighted exercise prices of those options, those options vested as of August 31, 2008, those options that will vest as a result of the Merger, and the approximate amounts that the Company’s executive officers and directors will receive in settlement of their respective options if the Merger is completed (but assuming, solely for the purposes of this illustration, that the Merger was consummated on August 31, 2008).

Executive Officer/Director	Total Options(1)	Weighted Average Exercise Price ($) (1)	Options Currently Vested(1)	Options to Vest as a Result of the Merger(1)	Total Amount to be Received ($)
William D. Gehl	358,000	10.50	358,000	—	6,982,518
Malcolm F. Moore	48,750	14.77	48,750	—	742,505
Daniel M. Keyes	9,300	14.60	9,300	—	143,242
Daniel L. Miller	6,501	12.55	6,501	—	113,400
Michael J. Mulcahy	6,000	12.85	6,000	—	102,920
James J. Monnat	—	—	—	—	—
Brian L. Pearlman	—	—	—	—	—
Edward C. Delaporte IV	—	—	—	—	—
Thomas J. Boldt	24,000	12.21	21,000	3,000	427,045
Bruce D. Hertzke	3,000	16.36	—	3,000	40,920
John T. Byrnes	21,000	12.28	18,000	3,000	372,045
Richard J. Fotsch	21,000	12.28	18,000	3,000	372,045
Dr. Herman Viets	24,000	12.21	21,0000	3,000	427,045
Marcel Claud Braud	6,000	18.08	3,000	3,000	71,520
John W. Spulde	21,000	12.28	18,000	3,000	372,045

(1)	Does not include the value of options whose exercise price does not exceed the Offer Price as such options will be cancelled without payment of any consideration to the holder.

Upon Purchaser’s consummation of the Offer, pursuant to the Merger Agreement, (i) each Stock Unit (whether vested or unvested) and (ii) each award of Restricted Stock, will be cancelled and will represent the right to receive from the Company in exchange an amount in cash equal to the product of (1) the number of Shares previously subject to such Stock Units and (2) the Offer Price (which Offer Price, in the case of Stock Units, shall be less the exercise price per Share previously applicable to the Stock Units), in either case less any required withholding taxes.

The following table indicates the number and value of Stock Units and Restricted Stock owing to the Company’s executive officers and directors on August 31, 2008, those Stock Units and Restricted Stock and the approximate amounts that the Company’s executive officers and directors will receive in settlement of their respective Stock Units and Restricted Stock if the Offer is completed (but assuming, solely for the purposes of this illustration, that the Merger was consummated on August 31, 2008).

Executive Officer/Director	Shares of Restricted Stock	Value of Restricted Stock ($)	Number of Shares Underlying Stock Appreciation Rights	Value of Stock Appreciation Rights ($)	Amount to be Received ($)
William D. Gehl	29,768	893,040	95,404	748,503	1,641,543
Malcolm F. Moore	17,865	535,950	55,318	436,992	972,942
Daniel M. Keyes	8,715	261,450	26,004	206,732	468,182
Daniel L. Miller	5,344	160,320	26,464	258,584	418,904
Michael J. Mulcahy	3,780	113,400	11,617	91,958	205,358
James J. Monnat	4,065	121,950	12,580	98,019	219,969
Brian L. Pearlman	2,356	70,680	9,949	85,614	156,294
Edward C. Delaporte IV	—	—	2,500	37,300	37,300

Supplemental Retirement Benefit Agreements. The Company has entered into a revised Supplemental Retirement Benefit Agreement, dated June 5, 2008, with William D. Gehl under which Mr. Gehl will receive a monthly retirement benefit for fifteen years. Under the agreement, the monthly benefit to be received by Mr. Gehl is computed by multiplying the percentage by which benefits have vested by an amount equal to 60% of average monthly compensation, computed by reference to the highest base salary and cash bonus earned for any five calendar years within the last ten completed calendar years of service preceding a Separation from Service employment, less any amounts Mr. Gehl would be entitled to receive under the Company’s defined benefit pension plan or pursuant to Social Security. Benefits vest under the agreement at a rate of 10% per year for the first four years of service with the Company and are deemed to be fully vested after five years and vesting is accelerated in the event of a Change in Control of the Company. Mr. Gehl is fully vested under his agreement. In the event of a covered termination within two years after a Change in Control of the Company, the present value of the benefit is payable in a lump-sum. A covered termination for purposes of the agreement would be a Separation from Service by the Company without Cause or by Mr. Gehl with Good Reason. The applicable definitions of Separation from Service, Cause, Good Reason and Change in Control are identical to those described below for Mr. Gehl’s Employment Agreement. The agreement also provides for a pre-retirement death benefit, in lieu of the benefits described above and payable in the event Mr. Gehl dies while employed with the Company, of ten annual installments of the greater of (1) 40% of the average annual compensation, computed by reference to the base salaries and cash bonuses from the Company paid to Mr. Gehl during his five highest paid calendar years within the ten completed calendar years preceding the date of death or (2) the actuarial equivalent payable in installments over ten years of the benefit that would have been paid to the beneficiary if Mr. Gehl had terminated employment immediately prior to his death. The supplemental retirement benefit agreement also contains a covenant not to compete that covers Mr. Gehl for a two-year period following his termination of employment. Failure to comply with such provision will result in a forfeiture of benefits under the agreement.

The Company has also entered into revised supplemental retirement benefit agreements, dated June 5, 2008, under which Malcolm F. Moore, Daniel M. Keyes, James J. Monnat, Michael J. Mulcahy and Daniel L. Miller will each receive a monthly retirement benefit for fifteen years. Under the agreements, the monthly retirement benefit to be received by each of Messrs. Moore, Keyes, Monnat, Mulcahy and Miller is identical to the supplemental benefit for Mr. Gehl described above, with the following exceptions: (1) for Mr. Moore the applicable percentage is 50% of average monthly compensation, with the offset of pension and Social Security; (2) for Mr. Mulcahy the applicable percentage is 40% of average monthly compensation, without any offset; and (3) for Messrs. Keyes, Monnat and Miller, the applicable percentage is 30% of average monthly compensation, without any offset. Benefits vest in the same fashion as under Mr. Gehl’s agreement. As of August 31, 2008, Messrs. Moore, Keyes, Mulcahy and Miller were fully vested under their respective supplemental retirement benefit agreements and Mr. Monnat was 30% vested. Under the agreements, the pre-retirement death benefit uses the same formula as under Mr. Gehl’s agreement (based on the applicable executive’s compensation and other relevant data), with the exception that the annual benefits are paid over five years, rather than ten years. The supplemental retirement benefit agreements also contain a covenant not to compete that covers Messrs. Moore, Keyes, Monnat, Mulcahy and Miller for a two-year period following termination of employment. Failure to comply with such provisions will result in a forfeiture of benefits under the agreements. The applicable definitions of Separation from Service, Cause, Good Reason and Change in Control are identical to those for Mr. Gehl’s agreement with the exception that Messrs. Moore, Keyes, Monnat, Mulcahy and Miller would not have Good Reason based on a voluntary termination by the executive after six months following a Change in Control.

The summary and description of the supplemental retirement benefit agreements are qualified by reference to the supplemental retirement benefit agreements which are included as Exhibits (e)(6), (e)(7) and (e)(8) to the Schedule 14D-9 being mailed to shareholders herewith.

The consummation of the Offer will represent a Change in Control under the supplemental retirement benefit agreements. The table below sets forth the benefits under each supplemental retirement agreement that will become payable in a lump-sum upon the consummation of the Offer (but assuming, solely for the purposes of this illustration, that the Offer was consummated on August 31, 2008).

Name	Lump-Sum Payment ($)
William D. Gehl	3,815,891
Malcolm F. Moore	1,766,826
Daniel M. Keyes	262,764
Daniel L. Miller	358,035
James. J. Monnat	385,240
Michael J. Mulcahy	729,988

Employment Agreement with William D. Gehl. The Company has a restated employment agreement with Mr. Gehl, dated June 14, 2008, under which he is entitled to a minimum base salary, non-equity incentive plan compensation (subject to achieving certain Company financial and personal performance levels), participation in the Company’s benefits plans and certain life insurance coverage. Under that agreement, if for any reason other than for Cause or Mr. Gehl’s death or disability, and other than in connection with a Change in Control of the Company, the employment of Mr. Gehl is terminated by the Company before the term of employment has been completed, Mr. Gehl will be entitled to receive his base salary for two full years from the date of Mr. Gehl’s Separation from Service, as well as the opportunity to continue to participate in the Company’s employee benefit plans for such period. Pursuant to his agreement, in the event of a Change in Control of the Company, the term of Mr. Gehl’s employment will automatically be extended to a date that is two years after the Change in Control. In addition, upon the Change in Control, Mr. Gehl’s unvested stock options will immediately vest and any restrictions on any other benefits granted to Mr. Gehl will terminate and those benefits shall become immediately exercisable or payable, as the case may be. If, during the two-year period following a Change in Control, the Company imposes a Separation from Service (other than for Cause), or if Mr. Gehl terminates his employment for Good Reason, including if Mr. Gehl voluntarily terminates his employment in the 90 days immediately following the six-month anniversary of the Change in Control, then Mr. Gehl will receive a pro rata amount of the target bonus award for the portion of the year worked, regardless of actual performance, plus a lump-sum termination payment equal to three times the sum of his current base salary and the highest bonus he earned during the preceding five years, the present value of his benefits under his most current supplemental retirement benefit agreement as discussed above, and a lump-sum cash payment of $15,000 in lieu of outplacement services. Mr. Gehl’s agreement also provides that he will receive family medical benefits for two years following such termination which are at least substantially equal on an after-tax basis to the benefits provided prior to the Change in Control. Mr. Gehl’s employment agreement also provides the benefits described above in connection with certain terminations that are effected in anticipation of a Change in Control. Under his employment agreement, Mr. Gehl is subject to a covenant not to compete following termination of his employment with the Company. Failure to comply with the covenant will result in a forfeiture of benefits under the agreement.

Mr. Gehl’s employment agreement defines the following terms:

“Cause” means termination by action of the Board because of the failure of Mr. Gehl to fulfill his obligations under his employment agreement or because of serious willful misconduct by Mr. Gehl in respect of his obligation under his employment agreement, as, for example, the commission by Mr. Gehl of a felony or the perpetration by Mr. Gehl of a common-law fraud against the Company or any major material action (i.e., not procedural or operational differences) taken against the expressed directive of the Board.

“Change in Control” is defined as one of the following:

•	Securities of the Company representing 30% or more of the combined voting power of the Company’s then outstanding voting securities are acquired pursuant to a tender offer or an exchange offer; or

•

The shareholders of the Company approve a merger or consolidation of the Company with any other corporation as a result of which less than 50% of the outstanding voting securities of the surviving or resulting entity are owned by the former shareholders of the Company (other than a shareholder who is an “affiliate,” as defined under rules promulgated under the Securities Act of 1933, as amended, of any party to such consolidation or merger); or

•	The shareholders of the Company approve the sale of substantially all of the Company’s assets to a corporation which is not a wholly-owned subsidiary of the Company; or

•

Any person becomes the “beneficial owner,” as defined under rules promulgated under the Securities Exchange Act of 1934, as amended, directly or indirectly, of securities of the Company representing 30% or more of the combined voting power of the Company’s then outstanding securities the effect of which (as determined by the Board) is to take over control of the Company; or

•

During any period of two consecutive years, individuals who, at the beginning of such period, constitute the Board cease, for any reason, to constitute at least a majority thereof, unless the election or nomination for election of each new director was approved by the vote of at least two-thirds of the directors then still in office who were directors at the beginning of the period;

but only if such event is also a change in ownership or effective control or a change in the ownership of a substantial portion of the assets of the Company as defined by the applicable regulations of Internal Revenue Code Section 409A.

“Good Reason” is defined as the occurrence of any one of the following events or conditions after, or in anticipation of, the Change in Control:

•

The removal of Mr. Gehl from, or any failure to reelect or reappoint Mr. Gehl to, any of the positions held with the Company on the date of the Change in Control or any other positions with the Company to which Mr. Gehl shall thereafter be elected, appointed or assigned, except in connection with the termination of his employment for disability, cause, as a result of his death or by Mr. Gehl other than for good reason;

•

A good faith determination by Mr. Gehl that there has been a significant adverse change, without Mr. Gehl’s written consent, in Mr. Gehl’s working conditions or status with the Company from such working conditions or status in effect immediately prior to the Change in Control, including but not limited to (A) a significant change in the nature or scope of Mr. Gehl’s authority, powers, functions, duties or responsibilities, or (B) a significant reduction in the level of support services, staff, secretarial and other assistance, office space and accoutrements;

•	Any material breach by the Company of any provision of Mr. Gehl’s employment agreement;

•

Any purported termination of Mr. Gehl’s employment for cause by the Company which is determined under the employment agreement not to be for conduct encompassed in the definition of Cause contained herein;

•

The failure of the Company to obtain an agreement, satisfactory to Mr. Gehl, from any successor or assign of the Company, to assume and agree to perform his employment agreement, as contemplated in the employment agreement;

•

The Company’s requiring Mr. Gehl to be based at any office or location which is not within a 50 mile radius of West Bend, Wisconsin, except for travel reasonably required in the performance of Mr. Gehl’s responsibilities hereunder, without Mr. Gehl’s consent; or

•

Any voluntary termination of employment by Mr. Gehl for any reason where the notice of termination is delivered by Mr. Gehl to the Company at any time within 90 days following the six-month anniversary of the Change in Control.

“Separation from Service” means a separation from service between employee and the Company, determined under the default rules of the applicable regulations for Internal Revenue Code Section 409A, with the exception that the default rule for a bona fide leave of absence for disability is extended from six months to twenty-nine months.

The summary and description of the employment agreement with Mr. Gehl is qualified by reference to the Employment Agreement, dated June 5, 2008, by and between the Company and William D. Gehl which is included as Exhibit (e)(9) to the Schedule 14D-9 being mailed to shareholders herewith.

Severance Agreements. On June 5, 2008, the Company entered into revised severance agreements with each of Malcolm F. Moore, Daniel M. Keyes, Michael J. Mulcahy, James J. Monnat and Daniel L. Miller. Pursuant to the terms of their respective severance agreements, in the event of a Change in Control of the Company, Messrs. Moore, Keyes, Mulcahy, Monnat and Miller will be granted two-year employment terms with the Company and will be entitled to such base salaries, bonus opportunities and other benefits substantially equivalent to those to which they were entitled immediately prior to the Change in Control. In addition, upon the Change in Control, their unvested stock options will automatically vest and any restrictions on any other benefits granted to them shall terminate and those benefits shall become fully vested. If, during the two-year employment period following a Change in Control, the executive officer experiences a Separation from Service because of termination by the Company without Cause, or if the officer terminates his employment for Good Reason, then the officer will receive a pro rata amount of the target bonus award for the portion of the year worked, regardless of actual performance, family medical benefits for two years after such termination which are at least substantially equal on an after-tax basis to the benefits provided prior to the Change in Control, a lump-sum termination payment equal to two times the sum of his current base salary and the highest bonus amount earned by each in any of the five fiscal years preceding the year in which the date of the Separation from Service occurs, the present value of his benefits under his most current supplemental retirement benefit agreement with the Company, as discussed above, and a lump-sum cash payment of $15,000 in lieu of outplacement services. The severance agreements also provide that the benefits described above may be payable in connection with certain Separations from Service that are effected in anticipation of a Change in Control.

The severance agreements define “Cause,” “Change in Control,” “Good Reason,” and “Separation from Service” in the same manner as they are defined in Mr. Gehl’s employment agreement, described above, with the sole exception that Good Reason does not include a simple voluntary termination by the executive after six months following a Change in Control.

The summary and description of the severance agreements are qualified by reference to the forms of severance agreement which are included as Exhibit (e)(10) to the Schedule 14D-9 being mailed to shareholders herewith.

The consummation of the Offer will represent a “Change in Control” under the severance agreements and under the employment agreement with Mr. Gehl. As a result, following the consummation of the Offer, the benefits described in these agreements will become payable to any executive if, during the two-year employment period following a Change in Control, the executive experiences a Separation from Service because of termination by the Company without Cause, or if the executive terminates his employment for Good Reason, including as a result of significant changes in the executive’s working conditions or status without his consent. The executive will then receive the benefits as set forth below (assuming, hypothetically, that all executives listed below were terminated by the Company without Cause upon a Change in Control on August 31, 2008), together with the supplemental retirement benefits described above. The following termination payments and other benefits may be reduced to the extent necessary to avoid an “excess parachute payment” under the Internal Revenue Code, but only if such reduction would result in a greater after-tax benefit to the executive.

Name	Cash Termination Payment ($)	Outplacement Payment ($)	Health Insurance Benefits ($)	Excess Parachute Payment Reduction Pursuant to Section 280G of the Internal Revenue Code
William D. Gehl	2,908,737	15,000	21,072	(909,896)
Malcolm F. Moore	1,276,294	15,000	26,870	—
Daniel M. Keyes	630,166	15,000	22,908	(48,968)
Daniel L. Miller	517,350	15,000	22,908	(145,440)
James J. Monnat	439,487	15,000	22,872	—
Michael J. Mulcahy	433,832	15,000	8,178	(170,279)

New Management Arrangements. As of the date the parties entered into the Merger Agreement, no member of management of the Company had any arrangement or understanding with Parent or Purchaser regarding continued employment with the Company, Parent, Purchaser or any of their respective affiliates, and, as of the date of this Offer to Purchase, no member of management of the Company has entered into any new agreement with the Company, Parent, Purchaser or their respective affiliates regarding employment after the completion of the Offer or the Merger (except for Mr. Gehl’s employment agreement, effective as of June 14, 2008). As of the date of this Offer to Purchase, members of management of the Company have been informed by Parent that their continued services are desired following the completion of the Offer and the Merger, but no specific terms have been proposed and no commitments have been made or understandings or agreements reached. Subsequent to the date of this Offer to Purchase, members of the management of the Company may be presented with proposed terms of employment with Parent or its affiliates relating to periods following the completion of the Offer and the Merger.

Executive Incentive Plan. The Company’s Executive Incentive Plan provides the award of annual cash bonuses to certain of the Company’s executive officers. Each executive who is eligible to participate in the Executive Incentive Plan will vest in the right to receive a prorated portion of his 2008 bonus in the event of a covered termination following the consummation of the Offer as described above. The table below sets forth the amount of the benefits vesting to the Company’s executives under the Executive Inventive Plan (but assuming, solely for the purposes of this illustration, that the Offer was consummated on August 31, 2008 and that all executives listed below were terminated without Cause on that date).

Executive	Estimated Amount to be Received ($)
William D. Gehl	255,267
Malcolm F. Moore	143,000
Daniel M. Keyes	54,133
Daniel L. Miller	44,100
James J. Monnat	33,933
Michael J. Mulcahy	38,500

Indemnification and Insurance. Parent and Purchaser have agreed that all rights to indemnification existing at the time of the Merger Agreement in favor of the directors, former directors, officers and employees of the Company, as provided in the Company’s articles of incorporation and bylaws, in effect as of the date of the Merger Agreement, with respect to matters occurring prior to the Effective Time, will survive the Merger and continue in full force and effect after the Effective Time. Until the expiration of the statutes of limitations applicable to such matters or unless such amendment, modification or repeal is required by applicable law, the articles of incorporation and bylaws of the Surviving Corporation will not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder, as of the Effective Time, of these individuals.

The Merger Agreement also provides that the Surviving Corporation shall indemnify and hold harmless each officer and director of the Company (as of or prior to the Effective Time) against all liabilities, including reasonable attorneys’ fees and disbursements, incurred in connection with any proceeding arising out of the fact that such individual is or was an officer, director, employee, fiduciary or agent of the Company or any of its Subsidiaries, or of another entity if such service was at the request of the Company, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent the Surviving Corporation is permitted to do so under applicable law and the articles of incorporation or bylaws of the Company currently in effect. The Merger Agreement provides further that, in the event of any such proceeding, each such individual will be entitled to advancement of expenses incurred in the defense of the proceeding from the Surviving Corporation to the same extent such Persons currently have the right to advancement of expenses from the Company pursuant to the articles of incorporation and bylaws of the Company.

The Merger Agreement also states that the Company will purchase, by the Effective Time, tail policies to the current directors’ and officers’ liability insurance policies maintained by the Company, which tail policies:

•	shall not have an aggregate premium in excess of 300% of the aggregate annual premium most recently paid by the Company before the date of the Merger Agreement to maintain the existing policies;

•

shall be effective for a period from the Effective Time through and including the date six (6) years after the Effective Time with respect to claims arising from facts or events that existed or occurred prior to or at the Effective Time; and

•	shall contain coverage that is at least as protective to such directors and officers as the coverage provided by such existing policies.

If equivalent coverage cannot be obtained or can be obtained only by paying an aggregate premium in excess of 300% of such amount, the Company shall only be required to obtain (and the Surviving Corporation shall only be required to maintain) as much tail coverage as can be obtained by paying an aggregate premium equal to 300% of such amount.

THE TENDER OFFER

1. Terms of the Offer; Expiration Date.

Upon the terms and subject to the prior satisfaction or waiver of the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered and not properly withdrawn by the Expiration Date in accordance with the procedures set forth in “—Section 4. Withdrawal Rights.” The term “Expiration Date” means 5:00 p.m., New York City time, on Monday, October 20, 2008, unless Purchaser has extended the initial offering period of the Offer, in which event the term “Expiration Date” shall mean the latest time and date at which the offering period of the Offer, as so extended by Purchaser, will expire.

The Offer is conditioned upon the satisfaction of the Minimum Tender Condition and the other conditions described in “Other Matters Relating to the Offer and the Merger—Certain Conditions to the Offer.” Purchaser may terminate the Offer without purchasing any Shares if certain events described in “Other Matters Relating to the Offer and the Merger—Certain Conditions to the Offer” occur.

Purchaser expressly reserve the right (but is not obligated), at any time or from time to time, to waive or otherwise modify or amend the terms and conditions of the Offer in any respect. However, pursuant to the Merger Agreement, Purchaser has agreed that it will not, without the prior written consent of the Company, (a) decrease the Offer Price or change the form of consideration payable in the Offer, (b) decrease the number of Shares sought pursuant to the Offer, (c) amend or waive the Minimum Tender Condition, (d) add to the conditions to the Offer described in “Other Matters Relating to the Offer and the Merger—Certain Conditions to the Offer,” (e) modify those conditions in a manner materially adverse to the holders of Shares or (f) extend the expiration date of the Offer, except as required or permitted by the Merger Agreement.

Upon the terms and subject to the conditions of the Offer, promptly following the Expiration Date, Purchaser will be required to accept for payment and pay for any Shares validly tendered and not withdrawn that are accepted for payment. Purchaser may, in its sole discretion and without the consent of the Company, (a) extend the Offer for one or more periods of time up to twenty (20) business days per extension if, at the time the Offer is scheduled to expire, any of the offer conditions are not satisfied, (b) extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC, or the staff thereof, or the Nasdaq applicable to the Offer, or (c) elect to provide one or more Subsequent Offering Periods for the Offer in accordance with Rule 14d-11 under the Exchange Act (provided that such Subsequent Offering Periods will not exceed an aggregate of twenty (20) business days).

Purchaser has agreed under the Merger Agreement to extend the Offer on one or more occasions for periods determined by Purchaser of up to 20 business days per extension if, at any scheduled expiration of the Offer, any of the conditions to the Offer have not been satisfied or waived, except that Purchaser is not required to (unless required by applicable law or applicable rule or regulation of the Nasdaq), but may be entitled to, extend the Offer under certain circumstances, including if, at the time the Offer is scheduled to expire:

•

the Minimum Tender Condition is not satisfied but all other conditions to the Offer are satisfied or waived (provided, Purchaser must extend the Offer to the extent that both (x) the Minimum Tender Condition is not satisfied and (y) the offer condition set forth in subparagraph (b) of paragraph (1) of “Other Matters Relating to the Offer and the Merger—Certain Conditions to the Offer” has not been satisfied for at least 30 days);

•	the offer condition set forth in subparagraph (a) of paragraph (2) of “Other Matters Relating to the Offer and the Merger—Certain Conditions to the Offer” is neither satisfied nor waived; or

•

the offer condition set forth in subparagraph (d) of paragraph (2) of “Other Matters Relating to the Offer and the Merger—Certain Conditions to the Offer” is not satisfied or waived and the breach or failure to perform or comply or to be true and correct that caused such non-satisfaction is not capable of being cured within 10 days after receipt by the Company of notice of such breach or failure or, if capable of being cured within such period, has not been cured within such period.

In any event, Purchaser is not required to extend the Offer beyond March 6, 2009 or at any time when Parent or Purchaser is permitted to terminate the Merger Agreement. See “Other Matters Relating to the Offer and the Merger—Certain Conditions to the Offer.”

There can be no assurance that Purchaser will exercise its right to extend the Offer or that it will be required under the Merger Agreement to extend the Offer. During any extension of the initial offering period, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to withdrawal rights. See “—Section 4. Withdrawal Rights.”

If, subject to the terms of the Merger Agreement, Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if Parent or Purchaser waives a material condition of the Offer, Purchaser will disseminate additional Offer materials and extend the Offer if and to the extent required by Rules 14d-4(d), 14d-6(c) and l4e-1 under the Exchange Act or otherwise. The minimum period during which a tender offer must remain open following material changes in the terms of the tender offer or the information concerning the tender offer, other than a change in the consideration offered or a change in the percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. With respect to a change in the consideration offered or a change in the percentage of securities sought, a tender offer generally must remain open for a minimum of ten (10) business days following such change to allow for adequate disclosure to shareholders.

Purchaser expressly reserves the right, in its sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, to not accept for payment any Shares if, at the expiration of the Offer, any of the conditions to the Offer set forth in “Other Matters Relating to the Offer and the Merger—Certain Conditions to the Offer” have not been satisfied or upon the occurrence of any of the events set forth in “Other Matters Relating to the Offer and the Merger—Certain Conditions to the Offer.” Under certain circumstances, we may terminate the Merger Agreement and the Offer.

Purchaser expressly reserves the right, in its sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, to delay acceptance of Shares and to delay payment for Shares pending receipt of any governmental regulatory approvals specified in “Other Matters Relating to the Offer and the Merger—Certain Legal Matters,” without prejudice to our rights set forth in “Other Matters Relating to the Offer and the Merger—Certain Conditions to the Offer.” The reservation by Purchaser of the right to delay the acceptance of or payment for Shares is subject to the provisions of Rule 14e-1(c) under the Exchange Act, which requires Purchaser to pay the consideration offered or to return Shares deposited by or on behalf of tendering shareholders promptly after the termination or withdrawal of the Offer.

Any extension or amendment of the Offer, waiver of a condition of the Offer, delay in acceptance for payment or payment or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rules 14d-4(d), 14d-6(c) and l4e-1(d) under the Exchange Act. Without limiting its obligation under such rules or the manner in which it may choose to make any public announcement, Purchaser currently intends to make announcements by issuing a press release to the Dow Jones News Service (or such other national media outlet or outlets it deems prudent) and making any appropriate filing with the SEC.

Pursuant to Rule 14d-11 under the Exchange Act and subject to the Merger Agreement, Purchaser may elect to provide one or more Subsequent Offering Periods upon the expiration of the initial offering period of the Offer on the Expiration Date (provided that such Subsequent Offering Periods will not exceed an aggregate of twenty (20) business days). A Subsequent Offering Period would be an additional period of time of between three

(3) business days and twenty (20) business days, beginning no later than 9:00 a.m., New York City time, on the next business day following the expiration of the initial offering period of the Offer on the Expiration Date, during which shareholders may tender Shares not tendered in the Offer. A Subsequent Offering Period, if one is provided, is not an extension of the Offer, which already will have been completed. During a Subsequent Offering Period, tendering shareholders will not have withdrawal rights, and Purchaser will promptly purchase and pay for any Shares tendered during the Subsequent Offering Period at the same price paid in the Offer.

The Company has agreed to provide us with its list of shareholders and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s shareholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

For purposes of this Offer to Purchase, “business day” means any day on which the principal offices of the SEC in Washington, DC are open to accept filings or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in New York City, and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

2. Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment, and will pay for, all Shares validly tendered and not properly withdrawn at the Expiration Date promptly after the later of (a) the Expiration Date and (b) the satisfaction or waiver of the conditions to the Offer set forth in “Other Matters Relating to the Offer and the Merger—Certain Conditions to the Offer.” In addition, subject to the terms and conditions of the Merger Agreement and the applicable rules of the SEC, Purchaser reserves the right to delay acceptance for payment of, or payment for, Shares, pending receipt of any regulatory or governmental approvals specified in “Other Matters Relating to the Offer and the Merger—Certain Legal Matters.” For information with respect to approvals that we are or may be required to obtain prior to the completion of the Offer, see “Other Matters Relating to the Offer and the Merger—Certain Legal Matters.”

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates representing such Shares or confirmation of the book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in “—Section 3. Procedures for Tendering Shares,” (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 3 below) in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal. See “—Section 3. Procedures for Tendering Shares.”

For purposes of the Offer, Purchaser will be deemed to have accepted for payment and thereby purchased Shares validly tendered and not properly withdrawn if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering shareholders for purposes of receiving payments from Purchaser and transmitting such payments to the tendering shareholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased Shares will be returned (or new certificates for the Shares not tendered will be sent), without expense to the tendering shareholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedures set forth in “—Section 3. Procedures for Tendering Shares,” such Shares will be credited to an account maintained with DTC) promptly following expiration or termination of the Offer.

If, prior to the Expiration Date, Purchaser shall increase the consideration offered to holders of Shares pursuant to the Offer, such increased consideration will be paid to holders of all Shares that are purchased pursuant to the Offer, whether or not such Shares were tendered prior to such increase in consideration.

Purchaser reserves the right, subject to the provisions of the Merger Agreement, to transfer or assign in whole or in part, from time to time, to one or more direct or indirect wholly-owned subsidiaries of Parent, the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering shareholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer. Under the Merger Agreement, Parent may assign any of its rights to any direct or indirect wholly-owned subsidiary of Parent, but no such assignment will relieve Parent from its obligations under the Merger Agreement.

3. Procedures for Tendering Shares.

Valid Tender of Shares. Except as set forth below, to validly tender Shares pursuant to the Offer, (a) a properly completed and duly executed Letter of Transmittal (or a manually executed facsimile thereof) in accordance with the instructions of the Letter of Transmittal, with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a book-entry delivery of Shares, and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date and either (x) certificates representing Shares tendered must be delivered to the Depositary or (y) such Shares must be properly delivered pursuant to the procedures for book-entry transfer described below and a confirmation of such delivery received by the Depositary (which confirmation must include an Agent’s Message if the tendering shareholder has not delivered a Letter of Transmittal), in each case, prior to the Expiration Date, or (b) the tendering shareholder must comply with the guaranteed delivery procedures set forth below. The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation (as defined below), which states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares which are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against the participant.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s systems may make a book-entry transfer of Shares by causing DTC to transfer such Shares into the Depositary’s account in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date, or the tendering shareholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares into the Depositary’s account at DTC as described above is referred to herein as a “Book-Entry Confirmation.”

Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the Depositary.

Signature Guarantees and Stock Powers. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (which term includes most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of a recognized Medallion Program approved by the Securities Transfer Association, Inc., including the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program and the Stock Exchanges Medallion Program (each, an “Eligible Institution”). Signatures on a Letter of Transmittal need not be guaranteed (a) if the Letter of Transmittal is signed by the registered owner(s) (which term, for purposes of this section, includes any participant in any of DTC’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered owner has not completed the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (b) if such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered owner of the certificates surrendered, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name or names of the registered owner(s) or holder(s) appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instructions 1 and 5 of the Letter of Transmittal.

If certificates representing Shares are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or facsimile) must accompany each delivery of certificates.

Guaranteed Delivery. A shareholder who desires to tender Shares pursuant to the Offer and whose certificates for Shares are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, or who cannot deliver all required documents to the Depositary prior to the Expiration Date, may tender such Shares by satisfying all of the requirements set forth below:

•	such tender is made by or through an Eligible Institution;

•

a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser, is received by the Depositary (as provided below) prior to the Expiration Date; and

•

the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to all such Shares), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other required documents, are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. A “Nasdaq trading day” is any day on which the Nasdaq is open for business.

The Notice of Guaranteed Delivery may be transmitted by facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the election and risk of the tendering shareholder. Delivery of all such documents will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, by Book-Entry Confirmation). If such delivery is by mail, it is recommended that all such documents be sent by properly insured registered mail with return receipt requested. In all cases, sufficient time should be allowed to ensure timely delivery.

Other Requirements. Notwithstanding any provision hereof, Purchaser will pay for Shares pursuant to the Offer only after timely receipt by the Depositary of (a) certificates for (or a timely Book-Entry Confirmation with respect to) such Shares, (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid by Purchaser on the purchase price of Shares, regardless of any extension of the Offer or any delay in making such payment.

Binding Agreement. The acceptance for payment by Purchaser of Shares tendered pursuant to one of the procedures described above will constitute a binding agreement between the tendering shareholder and Purchaser upon the terms and subject to the conditions of the Offer.

Appointment as Proxy. By executing and delivering a Letter of Transmittal as set forth above (or, in the case of a book-entry transfer, by delivering an Agent’s Message in lieu of a Letter of Transmittal), the tendering shareholder irrevocably appoints designees of Purchaser as such shareholder’s proxies, each with full power of substitution, to the full extent of such shareholder’s rights with respect to the Shares tendered by such shareholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of the Merger Agreement. All such proxies and powers of attorney will be considered coupled with an interest in the tendered Shares. Such appointment is effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by such shareholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such shareholder will be revoked, and no subsequent powers of attorney, proxies or consents may be given (and, if given, will not be deemed effective). Purchaser’s designees will, with respect to the Shares or other securities and rights for which the appointment is effective, be empowered to exercise all voting and other rights of such shareholder as they, in their sole discretion, may deem proper at any annual, special, adjourned or postponed meeting of the shareholders of the Company, by written consent in lieu of any such meeting or otherwise. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s payment for such Shares Purchaser must be able to exercise full voting, consent and other rights to the extent permitted under applicable law with respect to such Shares and other securities, including voting at any meeting of shareholders or executing a written consent concerning any matter.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by Purchaser in its sole and absolute discretion, which determination will be final and binding. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of Purchaser, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular shareholder whether or not similar defects or irregularities are waived in the case of any other shareholder. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of Parent, Purchaser or any of their respective affiliates or assigns, the Depositary, the Dealer Manager, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto and any other documents related to the Offer) will be final and binding.

4. Withdrawal Rights.

Except as otherwise provided in this Section, tenders of Shares pursuant to the Offer are irrevocable. A shareholder may withdraw Shares tendered pursuant to the Offer at any time on or prior to the Expiration Date and, unless and until Purchaser has previously accepted them for payment, such Shares may also be withdrawn at any time after November 7, 2008. In accordance with Wisconsin Administrative Code Section DFI-Sec 6.05, Shares may be withdrawn within 7 days from the date of the Offer and after 60 days from the date of the Offer, except as the Wisconsin Division of Securities may otherwise prescribe by rule or order for the protection of investors.

For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in “—Section 3. Procedures for Tendering Shares,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If certificates representing the Shares have been delivered or otherwise identified to the Depositary, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary prior to the physical release of such certificates.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, which determination shall be final and binding. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Parent, Purchaser or any of their respective affiliates or assigns, the Depositary, the Dealer Manager, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering shares described in “—Section 3. Procedures for Tendering Shares” at any time prior to the Expiration Date.

If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under this Offer, the Depositary may nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering shareholders exercise withdrawal rights as described in this Section before the Expiration Date or at any time after November 7, 2008 unless theretofore accepted for payment as provided herein. In accordance with Wisconsin Administrative Code Section DFI-Sec 6.05, Shares may be withdrawn within 7 days from the date of the Offer and after 60 days from the date of the Offer, except as the Wisconsin Division of Securities may otherwise prescribe by rule or order for the protection of investors.

In the event Purchaser provides one or more Subsequent Offering Periods following the Offer, no withdrawal rights will apply to Shares tendered during such Subsequent Offering Periods or to Shares tendered into the Offer and accepted for payment.

5. Material United States Federal Income Tax Considerations.

The following summarizes certain of the material United States federal income tax consequences of the Offer and the Merger to holders of Shares that are U.S. Holders and Non-U.S. Holders (as defined below). This summary is based upon the Internal Revenue Code, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as in effect and existing on the date hereof and all of which are subject to change at any time, which change may be retroactive or prospective. No rulings have been sought or are expected to be sought from the Internal Revenue Service (the “IRS”) with respect to any of the tax consequences discussed below, and no assurance can be given that the IRS will not take contrary positions. Unless otherwise specifically noted, this summary applies only to those persons that hold their Shares as a capital asset within the meaning of Section 1221 of the Internal Revenue Code and does not apply to persons who hold their Shares pursuant to the exercise of employee stock options or otherwise as compensation.

This summary is for general information only and does not address all of the tax consequences of the Offer or the Merger that may be relevant to a U.S. Holder or to a Non-U.S. Holder of the Shares. It also does not address any of the tax consequences of the Offer or the Merger to holders that may be subject to special tax treatment, such as financial institutions, real estate investment trusts, personal holding companies, tax-exempt organizations, regulated investment companies, insurance companies, S corporations, brokers and dealers in securities or currencies and certain U.S. expatriates. Further, this summary does not address: the United States federal income tax consequences of the Offer or the Merger to shareholders, partners or beneficiaries of an entity that is a holder of the Shares; the United States federal estate, gift or alternative minimum tax consequences of the Offer or the Merger; persons who hold the Shares in a straddle or as part of a hedging, conversion, constructive sale or other integrated transaction or whose functional currency is not the U.S. dollar; any state, local or foreign tax consequences of the Offer or the Merger; or holders whose status changes from a U.S. Holder to a Non-U.S. Holder or vice versa; or any persons that own actually or constructively (giving effect to the ownership attribution rules of the Internal Revenue Code) shares of common stock of Parent.

Each holder of the Shares should consult its own tax advisor regarding the tax consequences of the Offer and the Merger, including such holder’s status as a U.S. Holder or a Non-U.S. Holder, as well as any tax consequences that may arise under the laws of any state, local, foreign or other non-United States taxing jurisdiction and the possible effects of changes in United States federal or other tax laws.

U.S. Holders

The following is a summary of material U.S. federal income tax consequences that will apply to a U.S. Holder of Shares.

A “U.S. Holder” means a beneficial owner of the Shares that, for United States federal income tax purposes, is: (i) a citizen or individual resident, as defined in Section 7701(b) of the Internal Revenue Code, of the United States; (ii) a corporation, including any entity treated as a corporation for United States federal income tax purposes, created or organized in the United States or under the laws of the United States, any State thereof or the District of Columbia; (iii) an estate, the income of which is subject to United States federal income tax without regard to its source; or (iv) a trust, if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and (b) one or more United States persons have the authority to control all substantial decisions of the trust. Notwithstanding the preceding sentence, certain trusts in existence on August 20, 1996, and treated as U.S. trusts prior to such date, may elect to be treated as U.S. Holders.

If a partnership (or any entity treated as a partnership for United States federal income tax purposes) holds the Shares, the tax treatment of each of its partners generally will depend upon the status of such partner and the activities of the partnership. Partners of partnerships holding the Shares should consult their own tax advisors regarding the United States federal tax consequences of the Offer and the Merger.

Sale or Exchange of the Shares. The sale or exchange of Shares for cash pursuant to the Offer or pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes and a U.S. Holder who receives cash for the Shares pursuant to the Offer or pursuant to the Merger will recognize gain or loss, if any, equal to the difference between the amount of cash received and the holder’s adjusted tax basis in the Shares. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered under the Offer or exchanged for cash under the Merger.

Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if such U.S. Holder’s holding period for the Shares is more than one year at the time of the exchange of such holder’s Shares for cash.

Long-term capital gains recognized by an individual holder generally are subject to tax at a lower rate than short-term capital gains or ordinary income. There are limitations on the deductibility of capital losses.

Backup Withholding Tax and Information Reporting. Payments made with respect to Shares exchanged for cash in the Offer or the Merger will be subject to information reporting and U.S. federal backup withholding tax (at a rate of 28 percent) unless the U.S. Holder (i) furnishes an accurate tax identification number or otherwise complies with applicable U.S. information reporting or certification requirements (typically, by completing and signing a Form W-9 or substitute Form W-9, which will be included with the Letter of Transmittal to be returned to the Depositary) or (ii) is a corporation or other exempt recipient and, when required, demonstrates such fact. These requirements are set forth in the Letter of Transmittal and should be carefully reviewed by each holder of the Shares. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against a U.S. Holder’s United States federal income tax liability, if any, provided that such holder furnishes the required information to the Internal Revenue Service in a timely manner.

Stock Options. U.S. Holders of stock options and stock appreciation rights will be entitled to the receipt of a cash payment with respect to each Share subject to such an option or stock appreciation right in an amount equal to the difference between the consideration offered to the Company’s shareholders in the Offer and the Merger ($30.00 net per Share) and the applicable exercise price under the stock option or stock appreciation right with respect to the Shares. This cash payment will be taxable to the U.S. Holders of the stock options as ordinary income.

Restricted Stock. U.S. Holders of Restricted Stock will receive a cash payment in an amount equal to the consideration offered to the Company’s shareholders in the Offer and the Merger ($30.00 net per Share) multiplied by the number of Shares of Restricted Stock so held as consideration for the cancellation of such Restricted Stock. This cash payment will be taxable to the U.S. Holders of the restricted stock as ordinary income unless the recognition of ordinary income was accelerated to the time the Restricted Stock was first transferred to such U.S. Holders through an election filed with the Internal Revenue Service (i.e., an 83(b) election). In the event the recognition of ordinary income was accelerated through the use of an 83(b) election, then any increase or decrease in value of the Shares of Restricted Stock over any U.S. Holder’s tax basis in such Shares will be treated as a capital gain or loss at the time the Shares of restricted stock are exchanged for the cash payment.

Withholding. In general, any income recognized as ordinary income by an employee of the Company in connection with the cancellation of stock options, stock appreciation rights and/or the Restricted Stock will be subject to withholding for applicable income and employment taxes. The Company will withhold from any cash payment an amount necessary to satisfy any such taxes required to be withheld or deducted. No such withholding is required with respect to the exchange of restricted stock held by persons who are not the Company’s employees.

Non-U.S Holders

The following is a summary of material U.S. federal income tax consequences that will apply to a Non-U.S. Holder of Shares.

A “Non-U.S. Holder” means a beneficial owner of the Shares (other than a partnership) that is not a U.S. Holder.

We urge holders of Shares that are Non-U.S. Holders to consult their own tax advisors regarding the United States federal income tax consequences of the Offer and the Merger, including potential application of United States withholding taxes and possible eligibility for benefits under applicable income tax treaties.

Sale or Exchange of the Shares. Payments made to a Non-U.S. Holder with respect to Shares exchanged for cash in the Offer or pursuant to the Merger generally will be exempt from U.S. federal income tax, unless:

•

the gain on Shares, if any, is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (and, if certain income tax treaties apply, is attributable to the Non-U.S. Holder’s permanent establishment in the United States) (in which event (i) the Non-U.S. Holder will be subject to U.S. federal income tax as described above under “U.S. Holders,” but such Non-U.S. Holder should provide a Form W-8ECI instead of a Form W-9, and (ii) if the Non-U.S. Holder is a corporation, it may be subject to branch profits tax on such gain at a 30 percent rate (or such lower rate as may be specified under an applicable income tax treaty));

•

the Non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year and certain other conditions are met (in such event the Non-U.S. Holder will be subject to tax at a flat rate of 30 percent (or such lower rate as may be specified under an applicable income tax treaty) on the gain from the exchange of the Shares net of applicable U.S. losses from sales or exchanges of other capital assets recognized during the year); or

•	the Non-U.S. Holder is an individual subject to tax pursuant to U.S. tax rules applicable to certain expatriates.

Backup Withholding Tax and Information Reporting. In general, a Non-U.S. Holder will not be subject to backup withholding and information reporting with respect to a payment made with respect to Shares exchanged for cash in the Offer or the Merger if such holder has provided the Depositary with a Form W-8BEN (or a Form W-8ECI if such holder’s gain is effectively connected with the conduct of a U.S. trade or business). These requirements are set forth in the Letter of Transmittal and should be carefully reviewed by each holder of the Shares. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against a Non-U.S. Holder’s United States federal income tax liability, if any, provided that such holder furnishes the required information to the Internal Revenue Service in a timely manner.

6. Rule 13e-3.

The Offer and the Merger, if they occur, must comply with any applicable federal laws. Rule 13e-3 under the Exchange Act is applicable to certain “going private” transactions. Because Parent may be an affiliate of the Company by virtue of its beneficial ownership of approximately 14.40% of the outstanding Shares, the transactions contemplated herein may constitute a “going private” transaction under Rule 13e-3. Rule 13e-3 requires, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the Offer and the Merger and the consideration offered to minority shareholders be filed with the SEC and disclosed to minority shareholders prior to consummation of the Offer and the Merger. Parent, Purchaser and the Company have provided such information in this Offer to Purchase.

OTHER MATTERS RELATING TO THE OFFER AND THE MERGER

Price Range of Shares; Dividends.

The Shares are listed and principally traded on the Nasdaq under the symbol “GEHL.” The following table sets forth, for the quarters indicated, the high and low sales prices per Share on the Nasdaq as reported by published financial sources. The Company has not paid a dividend on its common stock during the quarters indicated. Under the Merger Agreement, the Company is not permitted to pay any dividends until the earlier of such time as the designees of Parent constitute at least a majority of the Company Board and the effective time of the Merger.

Calendar Year	High	Low
2006:
First Quarter	$35.05	$25.90
Second Quarter	$40.73	$22.16
Third Quarter	$29.77	$22.43
Fourth Quarter	$30.75	$25.81
2007:
First Quarter	$29.99	$24.02
Second Quarter	$31.67	$24.27
Third Quarter	$33.17	$19.87
Fourth Quarter	$23.19	$15.50
2008:
First Quarter	$18.82	$14.01
Second Quarter	$19.90	$14.31
Third Quarter (through September 5, 2008)	$15.90	$11.17

On September 5, 2008, the last full trading day prior to the initial public announcement with respect to the proposed Offer and the commencement of the Offer, the closing price per Share as reported on the Nasdaq was $13.66.

Shareholders are urged to obtain a current market quotation for the Shares.

Certain Summary Information Concerning the Company.

Summary Historical Financial Data.

The following table sets forth summary historical financial data for the Company, derived from the Company’s financial statements, as of and for the six months ended June 30, 2008 and 2007 and as of and for each of the years ended December 31, 2007 and December 31, 2006.

This data and the comparative per Share data set forth below are extracted from, and should be read in conjunction with, the audited financial statements and other financial information set forth in Item 8 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 and the unaudited interim financial statements and other financial information contained in Item 1 of Part I of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, in each case including the notes thereto which information is incorporated herein by reference. More comprehensive financial information is included in such reports and other documents filed by the Company with the SEC, and the following summary is qualified by reference to such reports and other documents and all of the financial information and notes contained therein. Copies of such reports and other documents may be examined at or obtained from the SEC in the manner set forth below.

Summary Financial Information

($ in thousands, except per share data)

	Six Months Ended		Year Ended
	June 30, 2008	June 30, 2007	December 31, 2007	December 31, 2006
Net sales	$193,238	$250,561	$457,612	$486,217
Gross profit	41,138	55,304	103,219	104,404
Income from continuing operations	4,415	15,282	24,949	28,078
Net income	$4,415	$15,014	$24,407	$19,507

Diluted net income (loss) per share:
Continuing operations	$0.36	$1.23	$2.00	$2.26
Discontinued operations	0.00	(0.02)	(0.04)	(0.69)

Total diluted net income per share	$0.36	$1.20	$1.96	$1.57

Basic net income (loss) per share:
Continuing operations	$0.37	$1.26	$2.05	$2.33
Discontinued operations	0.00	(0.02)	(0.04)	(0.71)

Total basic net income per share	$0.37	$1.24	$2.01	$1.62

	As of		As of
	June 30, 2008	June 30, 2007	December 31, 2007	December 31, 2006
Current assets	$342,182	$345,542	$316,120	$291,033
Non-current assets	87,811	77,737	91,842	74,077

Current liabilities	116,384	131,530	108,559	89,504
Non-current liabilities	46,006	44,261	38,373	44,825

Book value per share	$22.05	$20.21	$21.52	$18.92

Ratio of earnings to fixed charges	3.54	9.91	7.40	9.86

Since the consideration in the Offer and the Merger consists exclusively of cash and the Purchaser is a newly formed entity, the transaction will not have any material pro forma effect on the historical financial condition or results of operations of the Company.

Where You Can Find More Information

The Shares are registered under the Exchange Act. The Company is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. The Company’s filings are also available to the public on the Company’s Internet website (http://www.gehl.com) and the SEC’s Internet website (http://www.sec.gov.). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the SEC’s customary fees. Certain reports and other information concerning the Company may also be inspected at the offices of the Nasdaq.

Any statement contained in this Offer to Purchase or in a document incorporated in, or deemed to be incorporated by reference to, this Offer to Purchase shall be deemed to be modified or superseded, for purposes of this Offer to Purchase, to the extent that a statement contained in:

•	the Offer to Purchase;

•	any supplement to this Offer to Purchase; or

•	any other subsequently filed document which also is incorporated by reference in, or is deemed to be incorporated by reference to, this Offer to Purchase;

modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Offer to Purchase.

Forward Looking Financial Data.

In connection with the determination by Parent and Purchaser to make the Offer, the Company provided to Parent and Purchaser certain information about the Company and its financial performance which is not publicly available. This information included a forecast of potential financial performance of the Company (without regard to the impact on the Company of a transaction with Parent and Purchaser). The projections were prepared by senior management of the Company and included the following forecasts.

The Company does not as a matter of course make public forecasts or projections as to future performance, earnings or other financial metrics, and the information set forth below is included in this Offer to Purchase only because this information was available to Parent and Purchaser prior to the public announcement of the Offer. The forecasts below were not prepared with a view to public disclosure or compliance with the rules and regulations of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The internal forecasts below do not purport to present operations or financial condition in accordance with GAAP. The Company’s independent registered public accounting firm has not reviewed, examined, compiled or otherwise applied procedures to these internal forecasts and, accordingly, does not express an opinion or any other form of assurance with respect to these forecasts. The forecasts below reflect numerous assumptions made by the management of the Company with respect to industry performance, general business, economic, market and financial conditions and other matters, all of which are subject to inherent uncertainties and are difficult to predict, many of which are beyond the Company’s control. Accordingly, there can be no assurance that the assumptions made in preparing these forecasts will prove accurate. It is expected that there may be differences between actual and budgeted results, and actual results may be materially greater or less than those contained in the budget. In particular, Parent currently believes that many of the estimates in these forecasts may not be realized and, in connection with its negotiations of the financing for this transaction, presented its financing sources with more conservative forecasts for the Company.

The inclusion of the financial budget information contained herein should not be regarded as an indication that any of Parent, Purchaser or the Company or their respective affiliates or representatives considered or consider this information to be a reliable prediction of future events, and this information should not be relied upon as such. None of Parent, Purchaser or the Company undertakes any obligation to publicly update any forward-looking statements, whether as a result of new information, past, current or future events or circumstances or otherwise.

Summary Projected Financial Performance Data

(internal forecasts for the Company provided to Parent on June 2, 2008 and reconfirmed on July 29, 2008 in the case of the fiscal years ending December 31, 2009, 2010 and 2011 and provided to Parent on July 29, 2008 in the case of the fiscal year ending December 31, 2008)

	Fiscal Year Ending December 31,
	Estimated 2008	Projected 2009	Projected 2010	Projected 2011
	(In thousands)
Net Sales	$394,012	$469,812	$558,491	$656,496
Operating Income	$20,938	$27,394	$46,448	$65,014
Net Income	$10,849	$15,527	$26,506	$38,309
EBITDA	$25,650	$36,916	$58,446	$78,115
Operating Cash Flow	$4,054	$11,809	$50,039	$69,458

Source and Amount of Funds.

Purchaser will need approximately $330,433,958 to purchase all Shares not otherwise owned by Parent, Purchaser or their respective wholly-owned subsidiaries pursuant to the Offer and the Merger and to pay related fees and expenses. The purchase of Shares pursuant to the Offer is not conditioned upon Parent obtaining the funding under its new credit facilities arranged in connection with the Offer and the Merger.

The purchases by Purchaser will be financed from the proceeds of loans under new bank credit facilities of Parent described below and Parent’s cash and cash equivalents on hand.

Parent entered into a Multicurrency Term and Revolving Facilities Agreement (the “Facilities Agreement”) on September 4, 2008 with Société Générale Corporate and Investment Banking (“SGCIB”). Pursuant to this agreement, SGCIB underwrote, structured and arranged new bank credit facilities for Parent consisting of a 5-year unsecured €210 million term loan (the “Term Loan Facility”), a 5-year unsecured €50 million revolving credit facility (the “Euro Revolver”), and a 5-year unsecured $125 million revolving credit facility (the “Dollar Revolver”). SGCIB will syndicate the facilities to a number of banks selected by SGCIB and Parent after the announcement of the Acquisition.

The Term Loan Facility may be used towards the acquisition of the Shares and for general corporate purposes and may be drawn upon until the six-month anniversary of the Facilities Agreement (the “Consolidation Date”). The Euro Revolver and the Dollar Revolver may be used for general corporate purposes and may be drawn upon until one month before the maturity date.

Borrowings under the new credit facilities will bear interest at a rate determined as follows:

The aggregate of the applicable:

(a) Margin;

(b) EURIBOR, in the case of the Term Loan Facility and the Euro Revolver, or LIBOR, in the case of the Dollar Revolver (EONIA is available at the borrower’s option for drawings under the Term Loan Facilities until the Consolidation Date); and

(c) Mandatory Cost, if any.

Parent will pay a commitment fee of 35% of the Margin on the undrawn and uncancelled amounts available under the facilities. The commitment fee is only payable on the Term Loan Facility until the Consolidation Date.

Parent is required to maintain the following financial covenants:

Gearing Ratio (Net Debt to Equity): < 1.0:1.0

Leverage Ratio (Net Debt to EBITDA): < 3.0:1.0

The facilities also contain customary affirmative and negative covenants concerning the conduct of Parent’s business operations, such as limitations on the granting of liens, mergers, consolidations and dispositions of assets and contain customary events of default, including, but not limited to, failure to pay principal or interest, failure to pay or acceleration of other debt, breach of representations and warranties, violation of certain covenants and material adverse change.

Certain Effects of the Offer on the Market for the Shares.

Effect on The Market for the Shares. The purchase of Shares by Purchaser pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and will reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by the public.

Stock Quotations. The Shares are currently listed and traded on the Nasdaq, which constitutes the principal trading market for the Shares. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued listing on the Nasdaq.

According to the Nasdaq’s published guidelines, the Shares would not be eligible to be included for listing if, among other things, the number of Shares publicly held falls below 750,000, the number of holders of round lots of Shares falls below 400 or the aggregate market value of such publicly held Shares falls below $10 million. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the requirements of the Nasdaq for continued listing, the listing of the Shares might be discontinued and, in such event, the market for the Shares could be adversely affected. In the event the Shares were no longer eligible for listing on the Nasdaq, quotations might still be available from other sources. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of holders of such Shares remaining at such time, the interest in maintaining a market in such Shares on the part of securities firms, the possible termination of registration of such Shares under the Exchange Act, as described below, and other factors. However, once the Merger is consummated, the Company will no longer have any publicly traded equity securities outstanding and the Shares will be delisted from the Nasdaq.

If the Shares are not quoted on the Nasdaq on the record date fixed for purposes of determining the holders of Shares entitled to receive notice of, and to vote at, a meeting to approve the Merger (or for purposes of determining whether the Merger may be consummated without a shareholder vote under Section 180.1104 of the WBCL), holders of Shares who have not tendered their Shares in the Offer and who have not voted to approve the Merger, or consented thereto in writing, may have dissenters’ rights under Sections 180.1301 to 180.1331 of the WBCL. See “Special Factors—Dissenters’ Rights” for additional information

Margin Securities. The Shares are currently “margin securities” as such term is defined under the rules of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such securities. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer it is possible that the Shares might no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which event such Shares could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application by the Company to the SEC if the Shares are not listed on a national securities exchange and there are fewer than 300 record holders. The termination of the registration of the Shares under the Exchange Act would reduce the information required to be furnished by the Company to holders of Shares and to the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement in connection with shareholders’ meetings and the requirements of Rule 13e-3 under the Exchange Act with respect to the “going private” transactions no longer applicable to the Shares. In addition, “affiliates” of the Company and persons holding “restricted securities” of the Company may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for Nasdaq trading. Parent and Purchaser currently intend to seek to cause the Company to terminate the registration of the Shares under the Exchange Act and to delist the common stock from the Nasdaq as soon as practicable after the purchase of Shares pursuant to the Offer if the requirements for termination of registration are met. Once the Merger is consummated, the Company will no longer have any publicly traded equity securities outstanding, and the Company will terminate the registration of the Shares under the Exchange Act and delist the Shares from the Nasdaq.

Fees and Expenses.

The following is an estimate of fees and expenses to be incurred by the Company in connection with the Offer:

($ in thousands)
Financial Advisor Fees	$4,824
Legal Fees and Expenses	960
Printing Costs	100
Independent Appraisal Fees	180
Miscellaneous	89

Total:	$6,153

In addition, the Merger Agreement provides that, under specified circumstances, the Company shall pay Parent a termination fee of $14 million. See “Special Factors—The Merger Agreement.”

Parent and Purchaser estimate that they will incur an aggregate of $330,433,958 million in transaction costs, fees and expenses, including the payment of the consideration in the Offer and the Merger, in connection with the Offer and the Merger.

Parent has retained SG Americas Securities, LLC, as the Dealer Manager, D.F. King & Co., Inc., as the Information Agent, and American Stock Transfer & Trust Company, as the Depositary, in connection with the Offer. The Dealer Manager and the Information Agent may contact holders of Shares by mail, telephone, facsimile, e-mail and personal interview and may request banks, brokers, dealers and other nominee shareholders to forward materials relating to the Offer to beneficial owners.

As compensation for acting as Dealer Manager and Information Agent, respectively, in connection with the Offer, SG Americas Securities, LLC and D.F. King & Co., Inc. will receive reasonable and customary compensation for their services and will also be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Offer, including certain liabilities under the federal securities laws. Parent will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Depositary against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws. Brokers, dealers, commercial banks and trust companies will be reimbursed by Purchaser for customary handling and mailing expenses incurred by them in forwarding material to their customers.

Except as set forth above, neither Parent or Purchaser nor the Company will pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer.

Certain Conditions to the Offer.

Capitalized terms not otherwise defined in this section shall have the meanings set forth in the Merger Agreement.

(1) Notwithstanding any other provision of the Offer or the Merger Agreement, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered in connection with the Offer and may terminate or, subject to the terms of the Merger Agreement, amend the Offer, unless, immediately prior to the expiration of the offering period for the Offer, as the same may be extended from time to time:

(a) the Minimum Tender Condition shall have been met; and

(b) the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) in respect of the transactions contemplated by the Merger Agreement shall have expired or been terminated, and any consents, approvals and filings required by the German Federal Control Office in respect of the transactions contemplated by the Merger Agreement shall have been obtained under the applicable Foreign Antitrust Laws (and any applicable waiting periods thereunder have expired or been terminated).

(2) Additionally, notwithstanding any other provision of the Offer or the Merger Agreement, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered in connection with the Offer and may terminate or, subject to the terms of the Merger Agreement, amend the Offer if any of the following conditions exist:

(a) there shall have been any law, decree, judgment, order or injunction, promulgated, enacted, entered, enforced, issued or amended by any governmental entity that would: (i) restrain, enjoin or otherwise prohibit the making or consummation of the Offer or the Merger or the other transactions contemplated by the Merger Agreement; or (ii) impose material limitations on the ability of Parent, Purchaser or any of their respective subsidiaries or affiliates to acquire or hold, transfer or dispose of, or effectively to exercise all rights of ownership of, some or all of the Shares including the right to vote the Shares purchased by Purchaser pursuant to the Offer, and all Shares owned before the Offer by Parent or any of its subsidiaries, on an equal basis with all other Shares on all matters properly presented to the shareholders of the Company;

(b) there shall be pending any action, proceeding or counterclaim by or before any governmental entity challenging any of the making or consummation of the Offer or the Merger or the other transactions contemplated by the Merger Agreement or seeking, directly or indirectly, to result in any of the consequences referred to in clauses (i) or (ii) of the preceding paragraph;

(c) any change, effect, event or occurrence shall have occurred that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(d) (i) the Company shall have breached or failed to comply in any material respect with any of its obligations, covenants, or agreements under the Merger Agreement, or (ii) any representation or warranty of the Company contained in the Merger Agreement shall not be true and correct; provided, that, for purposes of this paragraph (d):

(A) all such representations and warranties (other than the representations and warranties contained in the last sentence of Section 4.7(a), Section 4.7(b), Sections 4.8(b) and (c), the first two sentences of Section 4.15(a) and the first sentence of Section 4.15(b) of the Merger Agreement) shall be interpreted without giving effect to the words “materially” or “material” or to any qualification based on such terms or based on the defined term “Material Adverse Effect”;

(B) any such representation or warranty contained in Section 4.1(b) or Section 4.3 of the Merger Agreement shall be deemed untrue if it shall fail to be true and correct in all but de minimis respects, and any such representation or warranty contained in the last sentence of Section 4.7(a), Section 4.7(b), Sections 4.8(b) and (c), the first two sentences of Section 4.15(a) or the first sentence of Section 4.15(b) of the Merger Agreement shall be deemed untrue if it shall fail to be true and correct in all respects;

(C) any such representation or warranty (other than any representation or warranty referred to in clause (B) above) shall be deemed untrue if such representation or warranty shall fail to be true and correct in all respects except where the fact, circumstance, change or event giving rise to any such failure of all such representations and warranties to be true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; in each case at the time of any scheduled expiration of the Offer as if restated on and as of such time (except for any representation or warranty that is expressly made as of a specified date, in which case as of such specified date); or

(e) the Merger Agreement shall have been terminated pursuant to its terms or shall have been amended pursuant to its terms to provide for such termination or amendment of the Offer; which, in the reasonable, good faith judgment of Parent or Purchaser, in any case, makes it inadvisable to proceed with the Offer or with acceptance for payment or payment for Shares.

The foregoing conditions are for the benefit of Parent and Purchaser and, regardless of the circumstances, may be asserted by Parent or Purchaser in whole or in part at any applicable time or from time to time prior to the Expiration Date, except that the conditions relating to receipt of any approvals from any governmental entity may be asserted at any time prior to payment of the Offer Price for Shares, and all conditions (except for the Minimum Tender Condition) may be waived by Parent or Purchaser in its discretion in whole or in part at any applicable time or from time to time, in each case subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC. The failure of Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

Should the Offer be terminated pursuant to any of the foregoing provisions, all tendered Shares not theretofore accepted for payment shall forthwith be returned to the tendering shareholders.

Certain Legal Matters.

General. Except as described in this Section, based on a review of publicly available filings by the Company with the SEC and a review of certain information furnished by the Company to Parent and Purchaser and discussions of representatives of Parent and Purchaser with representatives of the Company, Purchaser is not aware of any material filing, approval or other action by or with any governmental authority or regulatory agency that would be required for the purchase of Shares pursuant to the Offer or of Purchaser’s acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required, it is presently contemplated that such approval or action would be sought, except as described below under “State Takeover Laws.” While Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if required, would be obtained without substantial conditions or that adverse consequences would not result to the Company’s business or that certain parts of the Company’s business would not have to be disposed of in the event that such approval were not obtained or such other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, Purchaser may decline to accept for payment or pay for any Shares tendered.

State Takeover Laws. A number of states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. To the extent that certain provisions of these laws purport to apply to the Offer or the Merger or any such merger or other business combination, we believe that there are reasonable bases for contesting such laws.

In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

The Company is incorporated under the laws of the State of Wisconsin. The Company conducts business in a number of states throughout the United States, some of which have enacted takeover laws. Purchaser has not determined whether any of these state takeover laws and regulations will by their terms apply to the Offer or the Merger, other than the Wisconsin takeover statutes and regulations discussed below, and, Purchaser has not presently sought to comply with any state takeover statute or regulation, other than the Wisconsin takeover statutes and regulations discussed below. Purchaser reserves the right to challenge the applicability or validity of any state law or regulation purporting to apply to the Offer or the Merger, and neither anything in this Offer to Purchase nor any action taken in connection herewith is intended as a waiver of such right. In the event it is established that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that such statute is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approval from, the relevant state authorities, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in consummating the Offer. In addition, if enjoined, Purchaser might be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, Purchaser may not be obligated to accept for payment any Shares tendered. See “Other Matters Relating to the Offer and the Merger—Certain Conditions To The Offer.”

A number of takeover provisions of the WBCL apply only to “resident domestic corporations.” A resident domestic corporation is defined as a Wisconsin corporation that as of a relevant date satisfies any of the following four tests:

1. Its principal offices are located in the State of Wisconsin.

2. It has significant business operations located in the State of Wisconsin.

3. More than 10 percent of the holders of record of its shares are residents of the State of Wisconsin.

4. More than 10 percent of its shares are held of record by residents of the State of Wisconsin.

For purposes of determining each of item 3 and 4, the relevant date is the most recent record date of the corporation before the date the person becomes an “interested stockholder” (as defined in the WBCL). The Company has advised Parent and Purchaser that the Company may satisfy the requirements to be a “resident domestic corporation.” As a result, the provisions of the WBCL described below may apply to the Offer and the Merger.

Sections 180.1140 to 180.1144 of the WBCL (the “Wisconsin Business Combination Statute”) regulate a broad range of “business combinations” between a “resident domestic corporation” and an “interested stockholder.” The Wisconsin Business Combination Statute defines a “business combination” to include a merger or share exchange with an interested stockholder or a corporation which is, or after such merger or share exchange would be, an affiliate or associate of an interested stockholder, or the sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets equal to at least 5 percent of the aggregate market value of the stock or assets of the company or 10 percent of its earning power or income, or issuance of stock or rights to purchase stock with a market value equal to at least 5 percent of the aggregate market value of all of the outstanding stock, adoption of a plan of liquidation and certain other transactions, all involving an interested stockholder or an affiliate or associate of an interested stockholder. An “interested stockholder” is generally defined as a person who beneficially owns 10 percent of the voting power of the outstanding voting stock of a resident domestic corporation. The Wisconsin Business Combination Statute prohibits a corporation from engaging in a business combination (other than a business combination of a type specifically excluded from the coverage of the statute) with an interested stockholder for a period of three years following the date such person becomes an interested stockholder, unless the board of directors of the corporation approved the business combination or the acquisition of stock that resulted in a person becoming an interested stockholder before such acquisition. Business combinations after the three-year period following the stock acquisition date are permitted only if (i) the board of directors approved the acquisition of the stock prior to the date on which the interested stockholder became such; (ii) the business combination is approved by a majority of the outstanding voting stock not beneficially owned by the interested stockholder; (iii) the consideration to be received by shareholders meets certain requirements of the statute with respect to form and amount; or (iv) the business combination is of a type excluded from the Wisconsin Business Combination Statute.

The Company Board approved Parent’s previous acquisition of Shares in connection with entering into the Shareholder Agreement pursuant to which Parent became an interested stockholder of the Company and Purchaser’s acquisition of Shares in the Offer in connection with entering into the Merger Agreement and, therefore, the Wisconsin Business Combination Statute will not apply to the Merger.

Sections 180.1130 to 180.1132 of the WBCL (the “Wisconsin Fair Price Statute”) provide that “business combinations” involving a resident domestic corporation that has a class of voting stock registered or traded on a national securities exchange or that is registered under Section 12(g) of the Exchange Act and a “significant shareholder” or an affiliate of a significant shareholder are subject to a supermajority vote of shareholders, in addition to any approval otherwise required. The Wisconsin Fair Price Statute defines a “business combination” to include a merger or share exchange (except for certain mergers or share exchanges, including a subsidiary merger without shareholder approval pursuant to Section 180.1104 or Section 180.11045 of the WBCL) with a significant shareholder or a corporation which is, or after such merger or share exchange would be, an affiliate or associate of a significant shareholder or the sale, lease, exchange or other disposition involving all or substantially all of the property and assets of a corporation to a significant shareholder or an affiliate of a significant shareholder. A “significant shareholder” is generally defined as a person who beneficially owns 10 percent or more of the voting power of the outstanding voting shares of a resident domestic corporation. Business combinations subject to the Wisconsin Fair Price Statute must be approved by 80 percent of the voting power of the corporation’s stock and at least two-thirds of the voting power of the corporation’s stock not beneficially owned by the significant shareholder who is party to the business combination or an affiliate or associate of a significant shareholder who is a party to the business combination, in each case, voting together as a single group. The supermajority voting provisions do not apply if the following fair price standards have been met: (i) the aggregate value of the per share consideration to be received by shareholders in the business combination is equal to the highest of (A) the highest price paid for any common shares of the corporation by the significant shareholder in the transaction in which it became a significant shareholder or within two years before the date of the business combination, whichever is higher; (B) the market value of the corporation’s shares on the date of commencement of any tender offer initiated by the significant shareholder, the date on which the person became a significant shareholder or the date of the first public announcement of the proposed business combination, whichever is higher or (C) the highest preferential liquidation or dissolution distribution to which holders of the shares would be entitled; and (ii) either cash, or the form of consideration used by the significant shareholder to acquire the largest number of shares previously acquired by it, is offered.

The highest price paid for any Shares by Parent in the transaction in which it became a significant shareholder was $13.73 per Share (on a post-August 2005 split adjusted basis). The highest price paid by Parent for Shares within two years before the date of the Merger will be the Offer Price of $30.00 per Share. The “market value” (as defined in the WBCL) of the Shares on September 8, 2008 (determined by reference to the highest closing price during the 30-day period immediately preceding the date on which the “market value” is to be determined), the date of commencement of the Offer and the date of the first public announcement of the Offer and the Merger, was $15.62 per Share. The “market value” of the Shares on July 22, 2004, the date on which Parent became a significant shareholder of the Company, was $13.73 (on a post-August 2005 split adjusted basis). Since the Offer Price and the Merger Consideration to be paid for each Share in the Merger is equal to $30.00 per Share in cash, and $30.00 per Share is equal to the highest of the comparison prices enumerated in the Wisconsin Fair Price Statute, the fair price standards have been met. Accordingly, the restrictions contained in such statute are not applicable to the Merger.

Under Section 180.1150 of the WBCL (the “Wisconsin Control Share Statute”), unless the articles of incorporation otherwise provide, or the board of directors of the corporation otherwise specifies, the voting power of shares, including shares issuable upon conversion of convertible securities or exercise of options or warrants, of a resident domestic corporation held by any person or persons acting as a group in excess of 20 percent of the voting power in the election of directors is limited to 10 percent of the full voting power of those shares. This restriction does not apply to shares acquired directly from the resident domestic corporation, shares acquired in certain specified transactions, or shares which have had their full voting power restored by the vote of a majority of the shareholders of the corporation.

The Company has represented to Parent and Purchaser in the Merger Agreement that the Company Board has specified that at and after the Purchase Time the provisions of the Wisconsin Control Share Statute will not apply to any of the outstanding Shares, including any Shares held by Parent, Purchaser or any other affiliate of Parent.

Chapter 552 of the Wisconsin Statutes (the “Wisconsin Corporate Take-Over Law”) regulates a broad range of “take-over offers,” making it unlawful to make a take-over offer involving a “target company” in Wisconsin or to acquire any equity securities of such “target company” pursuant to such take-over offer unless a registration statement has been filed with the Wisconsin Division of Securities 10 days prior to the commencement of the take-over offer, or such take-over offer is exempted. A “target company,” as defined in the Wisconsin Corporate Take-Over Law, means a corporation (a) which is organized under the laws of Wisconsin or which has its principal office in Wisconsin, (b) that has substantial assets located in Wisconsin, (c) whose equity securities are registered under Section 12 of the Exchange Act and (d) which either has (i) at least 100 record holders who are residents of Wisconsin or (ii) at least 5 percent of the corporation’s securities held by residents of Wisconsin.

The registration statement requirement does not apply to a target company if such company meets the requirements of none of the following: (a) the “target company” does not have any of its securities registered under Section 12 of the Exchange Act, (b) the “target company” has at least 51% of its securities held of record by residents of Wisconsin or (c) the “target company” (i) has at least 33% of its securities held of record by residents of Wisconsin and (ii) has its principal office in Wisconsin and its business or operations have a substantial economic effect in Wisconsin.

The Company has advised Parent and Purchaser that it may fall under the definition of “target company” and that the Wisconsin Corporate Take-Over Law may apply to the Offer and the Merger. However, the registration statement requirement is not applicable to the Company as the Company has represented to Parent and Purchaser in the Merger Agreement that the Company meets the requirement of none of the three items specified in the statute. Accordingly, a registration statement was not filed with the Wisconsin Division of Securities 10 days prior to commencement of the Offer.

The Wisconsin Administrative Code Section DFI-Sec 6.05 (the “Wisconsin Going Private Rule”) provides that an issuer, or any affiliated person of an issuer, is deemed to employ a “device, scheme or artifice” to defraud holders of securities, or to engage in an “act, practice or course of business which operates or would operate as a fraud or deceit” of the holders within the meaning of Section 551.41 of the Wisconsin Statutes, if the issuer or affiliated person enters into any transaction involving a purchase of any equity securities of the issuer, other than an arm’s-length purchase by a person not affiliated with the issuer, which transaction has, or may have, the effect of (i) causing a class of equity securities of the issuer to be subject to delisting from a national securities exchange registered under the Exchange Act or cease to be authorized to be quoted on the Nasdaq or (ii) causing a class of equity securities of the issuer to be eligible for termination of registration, or suspension of reporting requirements, under the Exchange Act, unless the terms of the transaction, including compensation for the equity securities to be purchased, are fair to all holders of the securities. The Wisconsin Going Private Rule applies to any issuer whose equity securities of any class are registered under Section 12 of the Exchange Act, which has 100 or more record holders of the securities in the State of Wisconsin, and which number of record holders constitutes 20 percent or more of the total number of record holders of the securities on the date of the initial offer, notice or solicitation relating to the proposed transaction. The terms of the transaction are presumed to be fair if: (a)(i) the compensation is no less than that independently recommended by two qualified, independent appraisers, after reasonable investigation considering all relevant factors, and (ii) the corporation’s board of directors states that the compensation is fair to security holders and was determined in good faith, (b) the latest public offering of the securities occurred more than 10 years prior to the transaction, or the compensation is greater than the public offering price of such public offering of the securities, (c) more than 50% of the securities held by persons not affiliated with the company approve the transaction and (d) disclosure materials are distributed to all holders of the securities containing the disclosures meeting the requirements of Rule 13e-3 under the Exchange Act and Schedule 13E-3.

The Company has advised Parent and Purchaser that the Wisconsin Going Private Rule may apply to the Company. The terms of the Offer and the Merger should be presumed to be fair for purposes of the Wisconsin Going Private Rule because: (a)(i) the Offer Price and the Merger Consideration is no less than that independently recommended by Duff & Phelps, LLC and Emory & Co., LLC, two qualified, independent appraisers, after reasonable investigation considering all relevant factors, and (ii) the Company Board has unanimously (except for the recusal of Mr. Braud) determined that the Offer Price and the Merger Consideration is fair to, and in the best interests of, the shareholders of the Company and has made this determination in good faith, (b) the only public offering of the Shares in the past 10 years was on September 26, 2005, the public offering price of the Shares in that public offering was $28.12, and the Offer Price and the Merger Consideration are greater than such public offering price, (c) in order for the Minimum Tender Condition to be met, a non-waivable condition to the Offer and therefore to the Merger, more than 50% of the Shares held by persons not affiliated with the Company will have to have been tendered pursuant to the Offer and (d) disclosure materials with respect to the Offer and the Merger were distributed to all holders of Shares containing the disclosures meeting the requirements of Rule 13e-3 under the Exchange Act and Schedule 13E-3. Under the Wisconsin Going Private Rule, Parent and Purchaser must file a copy of this Offer with the Wisconsin Division of Securities at least 20 days before the Purchase Time. The Wisconsin Division of Securities may disallow the transaction by order within 15 days of such filing upon a finding that the transaction constitutes a device, scheme or artifice to defraud or tends to operate as a fraud or deceit upon the holders of the securities, or would so operate.

Antitrust. Under the HSR Act, and the rules that have been promulgated thereunder by the Federal Trade Commission (“FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The Antitrust Division and the FTC may scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent or the Company. Private parties (including individual states) may also bring legal actions under the antitrust laws of the United States. Purchaser does not believe that the purchase of Shares pursuant to the Offer or the Merger will result in a violation of any antitrust laws. However, there can be no assurance that a challenge to the Offer or the Merger on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

The German Act against Restraints of Competition (“ARC”) requires Parent and the Company to file a notification with the German Federal Cartel Office (“FCO”) and provides that the acquisition of Shares in the Offer shall not occur until the one month waiting period, or in the case of an in-depth investigation, an additional waiting period of three calendar months, has expired or otherwise been terminated. The FCO may, with consent of the notifying parties, extend the three months period in the in-depth investigation. Parent intends to file a notification with the FCO shortly after the announcement of the Offer. The FCO will examine whether the transaction would create or strengthen a dominant market position under German antitrust laws and, as the case may be, can take such action as it deems necessary, including seeking to prohibit the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired, requiring divestiture of substantial assets of Parent or the Company, or imposing structural conditions on the transaction. Expiration of the applicable waiting period under Section 40(1) of the ARC or receipt of regulatory clearance from the FCO is a condition to the Offer.

Litigation. Parent, Purchaser and the Company are unaware of any pending litigation in connection with the Offer or the Merger.

Miscellaneous.

The Offer is being made to all holders of outstanding Shares. Purchaser is not aware of any jurisdiction where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto, Purchaser will make a good faith effort to comply with any such state statute or seek to have such statute declared inapplicable to the Offer. If, after such good faith effort, Purchaser cannot comply with any such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) holders of Shares in such state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of Parent or Purchaser not contained in this Offer to Purchase or in the related Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

Purchaser and Parent have filed with the SEC a Tender Offer Statement on Schedule TO, together with all exhibits thereto, pursuant to Regulation M-A under the Exchange Act, furnishing certain additional information with respect to the Offer. Purchaser, Parent and the Company have filed a Transaction Statement on Schedule 13E-3, together with all exhibits thereto, pursuant to Rule 13e-3 under the Exchange Act. In addition, the Company has filed a Recommendation Statement on Schedule 14D-9, together with all exhibits thereto, pursuant to Rule 14d-9 under the Exchange Act setting forth its recommendation with respect to the Offer and the reasons for such recommendations and furnishing certain additional related information. Holders of Shares are urged to read these Schedules, including the exhibits thereto, and any amendments thereto. Such Schedules and any amendments thereto, including exhibits, may be inspected and copies may be obtained from the offices of the SEC in the manner set forth in “—Certain Summary Information Concerning the Company.”

Manitou BF S.A.

Tenedor Corporation

September 7, 2008

Schedule I

DIRECTORS AND EXECUTIVE OFFICERS

OF PARENT, PURCHASER, AND THE COMPANY

Parent

Set forth in the table below are the names, the present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, and the five-year employment history of each of the directors and executive officers of Parent. None of these persons has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), nor has any of these persons been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws. Unless otherwise stated, each executive officer of Parent has been employed in such position or in other executive or management positions with Parent for at least five years. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Parent. Each person identified below is a citizen of France except Mr. Gordon Himsworth who is a citizen of the United Kingdom and Mr. Ghysdael who is a citizen of Belgium. The business address and telephone number of each person identified below as a director or executive officer of Parent is c/o Manitou BF S.A., Z1 430 Route de l’Aubiniere, BP 249, Ancenis Cedex, France 44158 except for Mr. Bosche whose business address is c/o Manitou North America, Inc., 6401 Imperial Drive, Waco, TX 76712. Parent’s telephone number is 33 (2) 40-09-10-11. No person identified below beneficially owns, directly or indirectly, or has any rights to acquire any shares or other securities of the Company except Marcel Claude Braude who owns 12,000 options to purchase Shares.

Name	Current Principal Occupation or Employment and Five-Year Employment History

Marcel Claude Braud	Mr. Braud is the President and Chief Executive Officer of Parent, President and a director of Purchaser since September 2008 and a director of the Company since April 2005.

Bruno Fille	Mr. Fille is the Executive Vice-President and Group Development Director of Parent, and Executive Vice President, Secretary and a director of Purchaser since September 2008.

Dominique Himsworth	Mr. Himsworth has been the Vice President for Sales and Marketing of Parent since 2006. He was previously Product Manager of Parent from 2003 to 2005.

Frédéric Martin	Mr. Martin is the Executive Vice President and Operations Director of Parent.

Georges-Henri Bernard	Mr. Bernard is a member of Parent’s Supervisory Board and of Parent’s Audit Committee.

Gordon Himsworth	Mr. Himsworth is a member of Parent’s Supervisory Board.

Hervé Rochet	Mr. Rochet has been the Finance Director of Parent since November 2005. Prior to that, he was the Finance Director of Trelleboug Industries SA.

Jacqueline Himsworth	Mrs. Himsworth is the Vice Chairwoman of Parent’s Supervisory Board.

Joël Goulet	Mr. Goulet is a member of Parent’s Supervisory Board and President and CEO of the HMY Group.

Marcel Braud	Mr. Braud is Chairman of Parent’s Supervisory Board.

Sebastien Braud	Mr. Braud has been a member of Parent’s Supervisory Board since June 2008 and Chief Executive Officer of Actiman S.A.S. since March 2005. Prior to that, he was the Product Marketing Manager of Parent.

Serge Bosche	Mr. Bosche is the President of Manitou North America, Inc. and Treasurer and a director of Purchaser since September 2008.

Serge Ghysdael	Mr. Ghysdael is a member of Parent’s Supervisory Board. He was previously the Executive Dierctor of the Belgian Union of Land Surveyors and an Advisor to the President of Group 4 Securicor.

Purchaser

Set forth in the table below are the names, the present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, and the five-year employment history of each of the directors and executive officers of Purchaser. None of these persons has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), nor has any of these persons been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws. Unless otherwise stated, each executive officer of Purchaser has been employed in such position or in other executive or management positions with Purchaser since Purchaser’s inception. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Purchaser. Each person identified below is a citizen of France. Unless otherwise indicated, the business address and telephone number of each person identified below as a director or executive officer of Purchaser is c/o Manitou BF S.A., Z1 430 Route de l’Aubiniere, BP 249, Ancenis Cedex, France 44158 except for Mr. Bosche whose business address is c/o Manitou North America, Inc., 6401 Imperial Drive, Waco, TX 76712. Purchaser’s telephone number is 33 (2) 40-09-10-11. No person identified below beneficially owns, directly or indirectly, or has any rights to acquire any Shares or other securities of the Company except Marcel Claude Braude who owns 12,000 options to purchase Shares.

Name	Current Principal Occupation or Employment and Five-Year Employment History
Marcel Claude Braud	Mr. Braud is the President and Chief Executive Officer of Parent, President and a director of Purchaser since September 2008 and a director of the Company since April 2005.

Bruno Fille	Mr. Fille is the Executive Vice-President and Group Development Director of Parent, and Executive Vice President, Secretary and a director of Purchaser since September 2008.

Serge Bosche	Mr. Bosche is the President of Manitou North America, Inc. and Treasurer and a director of Purchaser since September 2008.

Company

Set forth in the tables below are the names, the present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, and the five-year employment history of each of the directors and executive officers of the Company. None of these persons has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), nor has any of these persons been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with the Company. Each person identified below is a citizen of United States except for Mr. Braud who is a citizen of France. The business address and telephone number of each person identified below as a director or executive officer of the Company is c/o the Company, 143 Water Street, West Bend, WI 53095, except for Mr. Braud, which is c/o Manitou BF S.A., Z1 430 Route de l’Aubiniere, BP 249, Ancenis Cedex, France 44158. The Company’s telephone number is (262) 334-9461.

Name	Current Principal Occupation or Employment and Five-Year Employment History
William D. Gehl	Mr. Gehl has served as Chairman and Chief Executive Officer of the Company since April 2003. Mr. Gehl has served as a director of the Company since 1987. Mr. Gehl is also a director of the Board of Wisconsin Manufacturers and Commerce, the Association of Equipment Manufacturers, West Bend Savings Bank, Mason Wells, Inc., ASTEC Industries, Inc., The Oilgear Company and FreightCar America. Mr. Gehl is a member of the Florida and Wisconsin Bar Associations.

Brian L. Pearlman	Mr. Pearlman joined the Company as Vice President, Human Resources in July 2007. Prior to joining the Company, Mr. Pearlman served as Director of Human Resources for Cessna Aircraft Company, a wholly owned subsidiary of Textron Inc., a diversified manufacturer with interests in aircraft, industrial and automotive products, fastening systems and finance, from June 2006 through April 2007. Mr. Pearlman served as Vice President of Human Resources for E-Z-GO, a wholly owned subsidiary of Textron Inc. from February 2004 through August 2006. Prior to February 2004, Mr. Pearlman held the position of Six Sigma Lead with Textron Golf, Turf and Specialty Products from February 2002 to February 2004.

Bruce D. Hertzke	Mr. Hertzke has been a director of the Company since July 2006. He is also the Chairman of Winnebago Industries, Inc. and a director of First Citizen’s National Bank and Pheasants Forever—National Association.

Daniel L. Miller	Mr. Miller joined the Company as Director of Manufacturing Operations in October 2001. Mr. Miller was appointed Vice President, Manufacturing Operations in December 2005.

Daniel M. Keyes	Mr. Keyes joined the Company as Vice President Sales and Marketing in December 2000.

Edward C. Delaporte	Mr. Delaporte joined the Company as Vice President, Information Technology in March 2008. Prior to joining the Company, Mr. Delaporte served as Director of Information Technology for Electrolux Home Care Products North America, a diversified manufacturer of consumer products, from June 2001 to March 2008.

Name	Current Principal Occupation or Employment and Five-Year Employment History
Hermann Viets	Dr. Viets is a director of the Company, the President and Chief Executive Officer of the Milwaukee School of Engineering, a director of Astro Med, Inc., Competitive Wisconsin, Inc., the Kern Family Foundation, Pier Wisconsin, Precision Stampings, Inc., Project Lead the Way, Public Policy Forum, and Wenthe-Davidson Engineering Co., a Trustee of Polytechnic University, and a Member of the Greater Milwaukee Committee.

James J. Monnat	Mr. Monnat joined the Company as Treasurer and Director of Tax in January 2005, and was designated an executive officer in July 2005. Mr. Monnat was appointed Vice President and Treasurer in April 2007. Prior to joining the Company, Mr. Monnat served as Chief Financial Officer and Treasurer of WE Power, LLC, a Wisconsin Energy Corporation subsidiary, from December 2001 to September 2004.

John T. Byrnes	Mr. Byrnes is a director of the Company, the President and Executive Managing Director of Mason Wells, Inc. and a director of General Automotive Manufacturing LLC, The Oilgear Company, Premix, Inc. and The Milwaukee Institute.

John W. Spulde	Mr. Spulde is a director of the Company. He is also Chairman and Chief Executive Officer of HK Systems, Inc., a member of the Material Handling Institute, a director of the U.S. Bank-Wisconsin, N.A., Ladish Co., Inc., Ministry Health Care, Milwaukee, Superior Die, and a Regent of the Milwaukee School of Engineering, and a member of the Board of Directors of Big Brothers/Big Sisters and the Special Advisory Board of Notre Dame Middle School.

Malcolm F. Moore	Mr. Moore joined the Company as Executive Vice President and Chief Operating Officer in August 1999. Mr. Moore was elected President and Chief Operating Officer in April 2003. Mr. Moore has also served as the Company’s acting Chief Financial Officer since April 11, 2008. Mr. Moore is also a director of Twin Disc, Inc., a leading designer, manufacturer and distributor of power transmission equipment.

Marcel Claude Braud	Mr. Braud is the President and Chief Executive Officer of Parent, President and a director of Purchaser since September 2008 and a director of the Company since April 2005.

Michael J. Mulcahy	Mr. Mulcahy has served as General Counsel of the Company since 1974 and became Secretary in 1977 and a Vice President in 1986. Mr. Mulcahy has served as President of Equipco Insurance Company, Ltd. (a liability insurance carrier for equipment manufacturers, including the Company) since 1988.

Richard J. Fotsch	Mr. Fotsch is a director of the Company, the President of the Global Power Group of Kohler Company since February 2004, a member of the Board of Trustees of the Marquette University and a director of the BloodCenter of Wisconsin. He was also the President of the Engine Group of Navistar International Corporation from 2002 to 2004.

Thomas J. Boldt	Mr. Boldt is a director of the Company. He is also the Chief Executive Officer of The Boldt Company, a director of M&I Bank, a director and Chairman of the Wisconsin Manufacturers and Commerce, a trustee of the State of Wisconsin Investment Board and a Regent of St. Olaf College and President of the Wisconsin Academy of Sciences, Arts and Letters.

Schedule II

SELECTED PROVISIONS OF WISCONSIN LAW

GOVERNING DISSENTERS’ RIGHTS

180.1301. Definitions

In ss. 180.1301 to 180.1331:

(1) “Beneficial shareholder” means a person who is a beneficial owner of shares held by a nominee as the shareholder.

(1m) “Business combination” has the meaning given in s. 180.1130(3).

(2) “Corporation” means the issuer corporation or, if the corporate action giving rise to dissenters’ rights under s. 180.1302 is a merger or share exchange that has been effectuated, the surviving domestic corporation or foreign corporation of the merger or the acquiring domestic corporation or foreign corporation of the share exchange.

(3) “Dissenter” means a shareholder or beneficial shareholder who is entitled to dissent from corporate action under s. 180.1302 and who exercises that right when and in the manner required by ss. 180.1320 to 180.1328.

(4) “Fair value”, with respect to a dissenter’s shares other than in a business combination, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable. “Fair value”, with respect to a dissenter’s shares in a business combination, means market value, as defined in s. 180.1130(9)(a) 1 to 4.

(5) “Interest” means interest from the effectuation date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all of the circumstances.

(6) “Issuer corporation” means a domestic corporation that is the issuer of the shares held by a dissenter before the corporate action.

180.1302. Right to dissent

(1) Except as provided in sub. (4) and s. 180.1008(3), a shareholder or beneficial shareholder may dissent from, and obtain payment of the fair value of his or her shares in the event of, any of the following corporate actions:

(a) Consummation of a plan of merger to which the issuer corporation is a party if any of the following applies:

1. Shareholder approval is required for the merger by s. 180.1103 or by the articles of incorporation.

2. The issuer corporation is a subsidiary that is merged with its parent under s. 180.1104.

3. The issuer corporation is a parent that is merged with its subsidiary under s. 180.1104. This subdivision does not apply if all of the following are true:

a. The articles of incorporation of the surviving corporation do not differ from the articles of incorporation of the parent before the merger, except for amendments specified in s. 180.1002(1) to (9).

b. Each shareholder of the parent whose shares were outstanding immediately before the effective time of the merger holds the same number of shares with identical designations, preferences, limitations, and relative rights, immediately after the merger.

c. The number of voting shares, as defined in s. 180.1103(5)(a)2., outstanding immediately after the merger, plus the number of voting shares issuable as a result of the merger, either by the conversion of securities issued pursuant to the merger or the exercise of rights or warrants issued pursuant to the merger, do not exceed by more than 20 percent the total number of voting shares of the parent outstanding immediately before the merger.

d. The number of participating shares, as defined in s. 180.1103(5)(a)1., outstanding immediately after the merger, plus the number of participating shares issuable as a result of the merger, either by the conversion of securities issued pursuant to the merger or the exercise of rights or warrants issued pursuant to the merger, do not exceed by more than 20 percent the total number of participating shares of the parent outstanding immediately before the merger.

(b) Consummation of a plan of share exchange if the issuer corporation’s shares will be acquired, and the shareholder or the shareholder holding shares on behalf of the beneficial shareholder is entitled to vote on the plan.

(c) Consummation of a sale or exchange of all, or substantially all, of the property of the issuer corporation other than in the usual and regular course of business, including a sale in dissolution, but not including any of the following:

1. A sale pursuant to court order.

2. A sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale.

(cm) Consummation of a plan of conversion.

(d) Except as provided in sub. (2), any other corporate action taken pursuant to a shareholder vote to the extent that the articles of incorporation, bylaws or a resolution of the board of directors provides that the voting or nonvoting shareholder or beneficial shareholder may dissent and obtain payment for his or her shares.

(2) Except as provided in sub. (4) and s. 180.1008(3), the articles of incorporation may allow a shareholder or beneficial shareholder to dissent from an amendment of the articles of incorporation and obtain payment of the fair value of his or her shares if the amendment materially and adversely affects rights in respect of a dissenter’s shares because it does any of the following:

(a) Alters or abolishes a preferential right of the shares.

(b) Creates, alters or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares.

(c) Alters or abolishes a preemptive right of the holder of shares to acquire shares or other securities.

(d) Excludes or limits the right of the shares to vote on any matter or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights.

(e) Reduces the number of shares owned by the shareholder or beneficial shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under s. 180.0604.

(3) Notwithstanding sub. (1)(a) to (c), if the issuer corporation is a statutory close corporation under ss. 180.1801 to 180.1837, a shareholder of the statutory close corporation may dissent from a corporate action and obtain payment of the fair value of his or her shares, to the extent permitted under sub. (1)(d) or (2) or s. 180.1803, 180.1813(1)(d) or (2)(b), 180.1815(3) or 180.1829(1)(c).

(4) Unless the articles of incorporation provide otherwise, subs. (1) and (2) do not apply to the holders of shares of any class or series if the shares of the class or series are registered on a national securities exchange or quoted on the National Association of Securities Dealers, Inc., automated quotations system on the record date fixed to determine the shareholders entitled to notice of a shareholders meeting at which shareholders are to vote on the proposed corporate action.

(5) Except as provided in s. 180.1833, a shareholder or beneficial shareholder entitled to dissent and obtain payment for his or her shares under ss. 180.1301 to 180.1331 may not challenge the corporate action creating his or her entitlement unless the action is unlawful or fraudulent with respect to the shareholder, beneficial shareholder or issuer corporation.

180.1303. Dissent by shareholders and beneficial shareholders

(1) A shareholder may assert dissenters’ rights as to fewer than all of the shares registered in his or her name only if the shareholder dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he or she asserts dissenters’ rights. The rights of a shareholder who under this subsection asserts dissenters’ rights as to fewer than all of the shares registered in his or her name are determined as if the shares as to which he or she dissents and his or her other shares were registered in the names of different shareholders.

(2) A beneficial shareholder may assert dissenters’ rights as to shares held on his or her behalf only if the beneficial shareholder does all of the following:

(a) Submits to the corporation the shareholder’s written consent to the dissent not later than the time that the beneficial shareholder asserts dissenters’ rights.

(b) Submits the consent under par. (a) with respect to all shares of which he or she is the beneficial shareholder.

180.1320. Notice of dissenters’ rights

(1) If proposed corporate action creating dissenters’ rights under s. 180.1302 is submitted to a vote at a shareholders’ meeting, the meeting notice shall state that shareholders and beneficial shareholders are or may be entitled to assert dissenters’ rights under ss. 180.1301 to 180.1331 and shall be accompanied by a copy of those sections.

(2) If corporate action creating dissenters’ rights under s. 180.1302 is authorized without a vote of shareholders, the corporation shall notify, in writing and in accordance with s. 180.0141, all shareholders entitled to assert dissenters’ rights that the action was authorized and send them the dissenters’ notice described in s. 180.1322.

180.1321. Notice of intent to demand payment

(1) If proposed corporate action creating dissenters’ rights under s. 180.1302 is submitted to a vote at a shareholders’ meeting, a shareholder or beneficial shareholder who wishes to assert dissenters’ rights shall do all of the following:

(a) Deliver to the issuer corporation before the vote is taken written notice that complies with s. 180.0141 of the shareholder’s or beneficial shareholder’s intent to demand payment for his or her shares if the proposed action is effectuated.

(b) Not vote his or her shares in favor of the proposed action.

(2) A shareholder or beneficial shareholder who fails to satisfy sub. (1) is not entitled to payment for his or her shares under ss. 180.1301 to 180.1331.

180.1322. Dissenters’ notice

(1) If proposed corporate action creating dissenters’ rights under s. 180.1302 is authorized at a shareholders’ meeting, the corporation shall deliver a written dissenters’ notice to all shareholders and beneficial shareholders who satisfied s. 180.1321.

(2) The dissenters’ notice shall be sent no later than 10 days after the corporate action is authorized at a shareholders’ meeting or without a vote of shareholders, whichever is applicable. The dissenters’ notice shall comply with s. 180.0141 and shall include or have attached all of the following:

(a) A statement indicating where the shareholder or beneficial shareholder must send the payment demand and where and when certificates for certificated shares must be deposited.

(b) For holders of uncertificated shares, an explanation of the extent to which transfer of the shares will be restricted after the payment demand is received.

(c) A form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and that requires the shareholder or beneficial shareholder asserting dissenters’ rights to certify whether he or she acquired beneficial ownership of the shares before that date.

(d) A date by which the corporation must receive the payment demand, which may not be fewer than 30 days nor more than 60 days after the date on which the dissenters’ notice is delivered.

(e) A copy of ss. 180.1301 to 180.1331.

180.1323. Duty to demand payment

(1) A shareholder or beneficial shareholder who is sent a dissenters’ notice described in s. 180.1322, or a beneficial shareholder whose shares are held by a nominee who is sent a dissenters’ notice described in s. 180.1322, must demand payment in writing and certify whether he or she acquired beneficial ownership of the shares before the date specified in the dissenters’ notice under s. 180.1322(2)(c). A shareholder or beneficial shareholder with certificated shares must also deposit his or her certificates in accordance with the terms of the notice.

(2) A shareholder or beneficial shareholder with certificated shares who demands payment and deposits his or her share certificates under sub. (1) retains all other rights of a shareholder or beneficial shareholder until these rights are canceled or modified by the effectuation of the corporate action.

(3) A shareholder or beneficial shareholder with certificated or uncertificated shares who does not demand payment by the date set in the dissenters’ notice, or a shareholder or beneficial shareholder with certificated shares who does not deposit his or her share certificates where required and by the date set in the dissenters’ notice, is not entitled to payment for his or her shares under ss. 180.1301 to 180.1331.

180.1324. Restrictions on uncertificated shares

(1) The issuer corporation may restrict the transfer of uncertificated shares from the date that the demand for payment for those shares is received until the corporate action is effectuated or the restrictions released under s. 180.1326.

(2) The shareholder or beneficial shareholder who asserts dissenters’ rights as to uncertificated shares retains all of the rights of a shareholder or beneficial shareholder, other than those restricted under sub. (1), until these rights are canceled or modified by the effectuation of the corporate action.

180.1325. Payment

(1) Except as provided in s. 180.1327, as soon as the corporate action is effectuated or upon receipt of a payment demand, whichever is later, the corporation shall pay each shareholder or beneficial shareholder who has complied with s. 180.1323 the amount that the corporation estimates to be the fair value of his or her shares, plus accrued interest.

(2) The payment shall be accompanied by all of the following:

(a) The corporation’s latest available financial statements, audited and including footnote disclosure if available, but including not less than a balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year and the latest available interim financial statements, if any.

(b) A statement of the corporation’s estimate of the fair value of the shares.

(c) An explanation of how the interest was calculated.

(d) A statement of the dissenter’s right to demand payment under s. 180.1328 if the dissenter is dissatisfied with the payment.

(e) A copy of ss. 180.1301 to 180.1331.

180.1326. Failure to take action

(1) If an issuer corporation does not effectuate the corporate action within 60 days after the date set under s. 180.1322 for demanding payment, the issuer corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

(2) If after returning deposited certificates and releasing transfer restrictions, the issuer corporation effectuates the corporate action, the corporation shall deliver a new dissenters’ notice under s. 180.1322 and repeat the payment demand procedure.

180.1327. After-acquired shares

(1) A corporation may elect to withhold payment required by s. 180.1325 from a dissenter unless the dissenter was the beneficial owner of the shares before the date specified in the dissenters’ notice under s. 180.1322(2)(c) as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

(2) To the extent that the corporation elects to withhold payment under sub. (1) after effectuating the corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his or her demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter’s right to demand payment under s. 180.1328 if the dissenter is dissatisfied with the offer.

180.1328. Procedure if dissenter dissatisfied with payment or offer

(1) A dissenter may, in the manner provided in sub. (2), notify the corporation of the dissenter’s estimate of the fair value of his or her shares and amount of interest due, and demand payment of his or her estimate, less any payment received under s. 180.1325, or reject the offer under s. 180.1327 and demand payment of the fair value of his or her shares and interest due, if any of the following applies:

(a) The dissenter believes that the amount paid under s. 180.1325 or offered under s. 180.1327 is less than the fair value of his or her shares or that the interest due is incorrectly calculated.

(b) The corporation fails to make payment under s. 180.1325 within 60 days after the date set under s. 180.1322 for demanding payment.

(c) The issuer corporation, having failed to effectuate the corporate action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set under s. 180.1322 for demanding payment.

(2) A dissenter waives his or her right to demand payment under this section unless the dissenter notifies the corporation of his or her demand under sub. (1) in writing within 30 days after the corporation made or offered payment for his or her shares. The notice shall comply with s. 180.0141.

180.1330. Court action

(1) If a demand for payment under s. 180.1328 remains unsettled, the corporation shall bring a special proceeding within 60 days after receiving the payment demand under s. 180.1328 and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not bring the special proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(2) The corporation shall bring the special proceeding in the circuit court for the county where its principal office or, if none in this state, its registered office is located. If the corporation is a foreign corporation without a registered office in this state, it shall bring the special proceeding in the county in this state in which was located the registered office of the issuer corporation that merged with or whose shares were acquired by the foreign corporation.

(3) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the special proceeding. Each party to the special proceeding shall be served with a copy of the petition as provided in s. 801.14.

(4) The jurisdiction of the court in which the special proceeding is brought under sub. (2) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. An appraiser has the power described in the order appointing him or her or in any amendment to the order. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

(5) Each dissenter made a party to the special proceeding is entitled to judgment for any of the following:

(a) The amount, if any, by which the court finds the fair value of his or her shares, plus interest, exceeds the amount paid by the corporation.

(b) The fair value, plus accrued interest, of his or her shares acquired on or after the date specified in the dissenter’s notice under s. 180.1322(2)(c), for which the corporation elected to withhold payment under s. 180.1327.

180.1331. Court costs and counsel fees

(1)(a) Notwithstanding ss. 814.01 to 814.04, the court in a special proceeding brought under s. 180.1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court and shall assess the costs against the corporation, except as provided in par. (b).

(b) Notwithstanding ss. 814.01 and 814.04, the court may assess costs against all or some of the dissenters, in amounts that the court finds to be equitable, to the extent that the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment under s. 180.1328.

(2) The parties shall bear their own expenses of the proceeding, except that, notwithstanding ss. 814.01 to 814.04, the court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts that the court finds to be equitable, as follows:

(a) Against the corporation and in favor of any dissenter if the court finds that the corporation did not substantially comply with ss. 180.1320 to 180.1328.

(b) Against the corporation or against a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by this chapter.

(3) Notwithstanding ss. 814.01 to 814.04, if the court finds that the services of counsel and experts for any dissenter were of substantial benefit to other dissenters similarly situated, the court may award to these counsel and experts reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

among

MANITOU BF S.A.,

TENEDOR CORPORATION

and

GEHL COMPANY

Dated as of September 7, 2008

A-i

A-ii

A-iii

INDEX OF DEFINED TERMS

Acquisition Proposal	47
Affiliate	59
Agreement	1
AJCA	23
Alternative Acquisition Agreement	46
Articles of Incorporation	15
Articles of Merger	7
Audited Balance Sheet	20
beneficial owner	59
beneficially owned	59
Business Day	59
Bylaws	15
Capitalization Date	15
Certificates	12
Change of Board Recommendation	44
Closing	7
Closing Date	7
Code	22
Company	1
Company Board	1
Company Board Recommendation	17
Company Disclosure Schedule	13
Company Employees	22
Company Plans	22
Company Registered Intellectual Property	30
Company Requisite Vote	17
Company Securities	16
Company Stock Plans	10
Compensation Actions	21
Confidentiality Agreement	45
Continuing Directors	5
Contract	17
control	59
Control Time	40
controlled	59
controlled by	59
Copyrights	29
Current Employees	48
Dissenting Shares	9
DOJ	50
EDGAR	43
Effective Time	7
employee benefit plan	21
Environmental Claim	32
Environmental Laws	32
Environmental Permits	32
ERISA	21
Exchange Act	2

Exchange Fund	11
Expiration Date	Exhibit A
Financial Advisor	34
Financial Statements	19
Foreign Antitrust Laws	18
FTC	50
GAAP	59
Governmental Entity	18
HSR Act	18
Indemnified Parties	49
Indemnified Party	49
Independent Directors	6
Intellectual Property	29
Inventions	29
IRS	22
knowledge	59
Law	17
Licensed-In Agreement	33
Licensed-In Intellectual Property	33
Liens	16
Material Adverse Effect	14
Material Contract	34
Materials of Environmental Concern	32
Merger	1
Merger Agreement	Exhibit A
Merger Consideration	9
Minimum Tender Condition	Exhibit A
Nasdaq	2
Nonqualified Deferred Compensation Plan	23
Notice Period	46
Offer	1
Offer Conditions	2
Offer Documents	3
Offer Price	1
Option	10
Outside Date	55
Owned Intellectual Property	29
Owned Real Property	25
owns beneficially	59
Parent	1
Parent Disclosure Schedule	37
Patents	29
Paying Agent	11
Permits	18
Permitted Liens	25
Person	60
Plan of Merger	1

A-iv

Preferred Stock	15
Proceeding	21
Proxy Statement	29
Purchase Time	10
Purchaser	1
Purchaser Material Adverse Effect	37
Real Property Leases	25
Release	33
Representative	19
Restricted Shares	60
Rights	9
Rights Agreement	16
Schedule 14D-9	4
SEC	2
SEC Reports	18
Securities Act	6
Shareholder Agreement	36
Shares	1
Special Meeting	8

Stock Units	10
Subsidiary	60
Subsidiary Securities	16
Superior Proposal	47
Surviving Corporation	7
Takeover Laws	35
Tax	28
Tax Return	28
Tender Agreement	2
Termination Fee	56
Top-Up Option	6
Top-Up Shares	6
Trade Secrets	29
Trademarks	29
under common control with	59
USRPHC	27
WARN Act	24
WBCL	1

A-v

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of September 7, 2008 (this “Agreement”), among Manitou BF S.A., a French limited company (Société Anonyme) (“Parent”), Tenedor Corporation, a Wisconsin corporation and direct wholly-owned Subsidiary of Parent (“Purchaser”), and Gehl Company, a Wisconsin corporation (the “Company”).

WHEREAS, Parent and the Board of Directors of each of Purchaser and the Company has approved the acquisition of the Company by Parent on the terms and conditions set forth in this Agreement;

WHEREAS, on the terms and subject to the conditions set forth herein, Purchaser has agreed to commence a tender offer (the “Offer”) to purchase all outstanding shares of common stock, par value $0.10 per share, of the Company (the “Shares”), at a price of $30.00 per Share, net to the seller in cash (such price, or any higher price as may be paid in the Offer in accordance with this Agreement, the “Offer Price”), without interest;

WHEREAS, following consummation of the Offer, on the terms and subject to the conditions set forth herein, Purchaser shall merge with and into the Company (the “Merger”) and each Share that is issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company or owned by Parent or any direct or indirect wholly-owned Subsidiary of Parent or the Company immediately prior to the Effective Time, which will be canceled with no consideration paid in exchange therefor) will be canceled and converted into the right to receive cash in an amount equal to the Offer Price, all upon the terms and conditions set forth herein;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has, on the terms and subject to the conditions set forth herein, unanimously (except for the recusal of Marcel Claude Braud) (i) determined that the transactions contemplated by this Agreement are fair to, and in the best interests of, the shareholders of the Company, (ii) adopted and approved this Agreement, including the “plan of merger” (as such term is used in Section 180.1101 of the WBCL) (the “Plan of Merger”) set forth in this Agreement, and the transactions contemplated hereby, including the Offer and the Merger, in accordance with the Wisconsin Business Corporation Law (the “WBCL”), and (iii) determined to recommend that the Company’s shareholders accept the Offer and tender their Shares to Purchaser and, to the extent applicable, approve the Plan of Merger;

WHEREAS, the Board of Directors of Purchaser has, on the terms and subject to the conditions set forth herein, unanimously adopted and approved this Agreement and the transactions contemplated hereby, including the Offer and the Merger, and Parent or a wholly-owned Subsidiary of Parent (in each case, in its capacity as the sole shareholder of Purchaser) has approved the Plan of Merger set forth in this Agreement in each case, in accordance with the WBCL; and

WHEREAS, simultaneously with the execution and delivery of this Agreement, Parent and the Company have entered into a Voting and Tender Agreement relating to the Shares held by Parent and its Affiliates prior to the completion of the Offer (the “Tender Agreement”).

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Purchaser and the Company hereby agree as follows:

ARTICLE I

THE OFFER

SECTION 1.1. The Offer. (a) (i) Provided that this Agreement shall not have been terminated in accordance with Article VIII and that none of the events set forth in Paragraph (2) of Exhibit A hereto shall exist or have occurred and be continuing, Purchaser shall, and Parent shall cause Purchaser to, on the date hereof (or if such day is not a Business Day, then on the next Business Day), commence (within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the Offer to purchase all outstanding Shares at the Offer Price. The obligations of Purchaser (and of Parent to cause Purchaser) to accept for payment and to pay for any Shares tendered pursuant to the Offer shall be subject to only those conditions set forth in Exhibit A (the “Offer Conditions”). The initial expiration date of the Offer shall be 5:00 P.M. New York City time on the thirtieth (30th) Business Day following (and including the day of) the commencement of the Offer. Purchaser expressly reserves the right (but shall not be obligated) at any time or from time to time in its sole discretion to waive any Offer Condition or modify or amend the terms of the Offer, except that, without the prior written consent of the Company, Purchaser shall not (A) decrease the Offer Price or change the form of the consideration payable in the Offer, (B) decrease the number of Shares sought pursuant to the Offer, (C) amend or waive the Minimum Tender Condition (as defined in Exhibit A), (D) add to the conditions set forth on Exhibit A, (E) modify the conditions set forth on Exhibit A in a manner materially adverse to the holders of Shares or (F) extend the expiration date of the Offer except as required or permitted by Section 1.1(a)(ii) or (iii).

(ii) Subject to the terms and conditions of this Agreement and to the satisfaction or waiver by Purchaser of the Offer Conditions as of the time of any scheduled expiration of the Offer, Purchaser shall, and Parent shall cause Purchaser to, accept for payment and pay for Shares validly tendered and not withdrawn pursuant to the Offer as soon as practicable after such scheduled expiration and Purchaser shall, and Parent shall cause Purchaser to, immediately accept and promptly pay for all Shares as they are validly tendered during any subsequent offering period. Purchaser may, in its sole discretion and without the consent of the Company, (A) extend the Offer for one or more periods of time of up to twenty (20) Business Days per extension if at any scheduled expiration of the Offer any of the Offer Conditions are not satisfied, (B) extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or the staff thereof or The Nasdaq Stock Market (“Nasdaq”) applicable to the Offer, or (C) elect to provide one or more subsequent offering periods for the Offer in accordance with Rule 14d-11 under the Exchange Act (provided that such subsequent offering periods shall not exceed an aggregate of twenty (20) Business Days).

(iii) Subject to the terms and conditions of this Agreement, Purchaser shall extend the Offer on one or more occasions for periods determined by Purchaser of up to twenty (20) Business Days per extension if, at any scheduled expiration of the Offer, any of the Offer Conditions has not been satisfied or waived; provided, that if, at any scheduled expiration of the Offer, any of the circumstances described in the following clauses (A), (B) or (C) exists, Purchaser shall not be obligated to extend the Offer unless required by applicable Law or any applicable rule or regulation of any stock exchange (but shall be entitled to extend the Offer to the extent permitted by clause (ii) above): (A) the Minimum Tender Condition is not satisfied, but all other Offer Conditions are satisfied or waived (provided, that the Purchaser must extend the Offer to the extent that both (x) the Minimum Tender Condition is not satisfied, and (y) the Offer Condition in Paragraph 1(b) of Exhibit A has not been satisfied for at least thirty (30) days); (B) the Offer Condition set forth in Paragraph(2)(a) of Exhibit A is neither satisfied nor waived; or (C) the Offer Condition set forth in Paragraph (2)(d) of Exhibit A is not satisfied or waived and the breach or failure to perform or comply or to be true and correct that caused such non-satisfaction is not capable of being cured within 10 days after receipt by the Company of notice of such breach or failure (it being understood that a failure to comply with Section 6.3 shall not be deemed capable of being cured) or, if capable of being cured within such period, has not been cured within such period; and provided, further, that in no circumstance shall Purchaser be required to extend the Offer (1) beyond the Outside Date or (2) at any time that Parent or Purchaser is permitted to terminate this Agreement pursuant to Article VIII.

(b) On the date of commencement of the Offer, Parent, Purchaser and the Company shall file or cause to be filed with the SEC a single, joint Transaction Statement on Schedule 13E-3 with respect to the Offer, and Parent and Purchaser shall file a Tender Offer Statement on Schedule TO, which Transaction Statement on Schedule 13E-3 and Tender Offer Statement on Schedule TO shall contain the offer to purchase and related letter of transmittal and summary advertisement and other ancillary Offer documents and instruments pursuant to which the Offer will be made (collectively with any supplements or amendments thereto, the “Offer Documents”). Each of Parent, Purchaser and the Company shall obtain and furnish the respective information required to be included therein and shall cooperate and consult with each other in the preparation and filing of the Offer Documents. The Company shall be given a reasonable opportunity to review and comment on the Offer Documents prior to its filing with the SEC. Parent and the Company agree (i) to provide the other party with, and to consult with the other party regarding, any comments that may be received from the SEC or its staff with respect to the Offer Documents promptly after receipt thereof and prior to responding thereto and (ii) to provide the other party with any comments or responses thereto. If at any time prior to the Closing, any information relating to the Offer, the Merger, the Company, Parent, Purchaser or any of their respective Affiliates, directors or officers, should be discovered by the Company or Parent which should be set forth in an amendment or supplement to the Offer Documents, so that the Offer Documents shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party which discovers such information shall promptly notify the other party, and an appropriate amendment or supplement describing such information shall be filed with the SEC and disseminated to the shareholders of the Company, as and to the extent required by applicable Law.

(c) Parent shall provide or cause to be provided to Purchaser on a timely basis the funds necessary to purchase any Shares that Purchaser becomes obligated to purchase pursuant to the Offer and shall cause the Purchaser to perform, on a timely basis, all of the Purchaser’s obligations in this Agreement.

SECTION 1.2. Company Consent; Schedule 14D-9. (a) The Company hereby approves of and consents to the Offer.

(b) On the date the Offer Documents are filed, the Company shall file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 (together with all amendments and supplements thereto, the “Schedule 14D-9”) containing, subject to Section 6.3, the recommendations of the Company Board described in Section 4.4(b). Subject to Section 6.3, the Company hereby consents to the inclusion of the recommendations of the Company Board described in Section 4.4(b) in the Offer Documents and to the inclusion of a copy of the Schedule 14D-9 with the Offer Documents mailed or furnished to the Company’s shareholders. Parent and Purchaser shall be given a reasonable opportunity to review and comment on the Schedule 14D-9 prior to its filing with the SEC. The Company agrees to (i) provide Parent and Purchaser with, and to consult with Parent and Purchaser regarding, any comments that may be received from the SEC or its staff with respect to the Schedule 14D-9 promptly upon receipt thereof and prior to responding thereto, and (ii) provide Parent and Purchaser with any comments or responses thereto. If, at any time prior to the Closing, any information relating to the Offer, the Merger, the Company, Parent, Purchaser or any of their respective Affiliates, directors or officers should be discovered by the Company or Parent which should be set forth in an amendment or supplement to the Schedule 14D-9 such that the Schedule 14D-9 would not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party which discovers such information shall promptly notify the other party, and an appropriate amendment or supplement describing such information shall be filed with the SEC and disseminated to the shareholders of the Company, as and to the extent required by applicable Law.

SECTION 1.3. Shareholder Lists. In connection with the Offer, the Company shall cause its transfer agent to, on the date hereof, furnish Parent and Purchaser with mailing labels, security position listings and any available listing or computer file containing the names and addresses of the record holders of the Shares as of the latest practicable date and shall furnish Parent and Purchaser with such information and assistance (including periodic updates of such information) as Parent or Purchaser or their agents may reasonably request in communicating the Offer to the record and beneficial holders of the Shares.

SECTION 1.4. Directors. (a) Promptly upon the purchase by Purchaser pursuant to the Offer of that number of Shares which, together with the number of Shares, if any, then owned beneficially by Parent, Purchaser and their respective wholly-owned Subsidiaries, constitutes at least a number of Shares equal to the sum of (i) the number of Shares that represents two-thirds of the total number of then-outstanding Shares on a fully diluted basis (which shall mean, as of any time, the number of Shares outstanding, together with all Shares (if any) which the Company would be required to issue, after giving effect to Sections 3.2(a), and 3.2(b), pursuant to any then outstanding warrants, options, benefit plans or obligations or securities convertible or exchangeable into Shares or otherwise, whether or not then exercisable), plus (ii) one Share, and from time to time thereafter, Purchaser shall be entitled to designate such number of directors, rounded up to the next whole number, on the Company Board as will give Purchaser representation on the Company Board equal to the product of (x) the total number of directors on the Company Board (after giving effect to any increase in the number of directors pursuant to this Section 1.4) and (y) the percentage that the number of Shares beneficially owned by Parent, Purchaser and their respective wholly-owned Subsidiaries bears to the total number of Shares outstanding and the Company shall, upon request by Purchaser, promptly increase the size of the Company Board or use its commercially reasonable efforts to secure the resignations of such number of directors as is necessary to provide Purchaser with such level of representation and shall cause Purchaser’s designees to be so elected or appointed, provided, however that prior to the Effective Time, the Company Board shall always have at least two (2) members who are neither officers, directors, stockholders or designees of the Parent or any of its Affiliates and each committee of the Company Board shall also have at least one (1) such member. Subject to the foregoing, the Company shall use its commercially reasonable efforts to cause individuals designated by Purchaser to constitute the same percentage of each committee of the Company Board (and of each board of directors and each committee thereof of each wholly-owned Subsidiary of the Company) as the percentage of the entire Company Board represented by individuals designated by Purchaser. The Company’s obligations to appoint designees to the Company Board shall be subject to Section 14(f) of the Exchange Act. At the request of Purchaser, the Company shall take all actions necessary to effect any such election or appointment of Purchaser’s designees, including mailing to its shareholders the information required by Section 14(f) of the Exchange Act and Rule 14f-l promulgated thereunder which, unless Purchaser otherwise elects, shall be so mailed together with the Schedule 14D-9. Parent and Purchaser will supply to the Company, and will be solely responsible for, all information with respect to themselves and their respective officers, directors and Affiliates required by Section 14(f) of the Exchange Act and Rule 14f-l promulgated thereunder.

(b) Following the election or appointment of Purchaser’s designees pursuant to Section 1.4(a) and prior to the Effective Time, any amendment or termination of this Agreement requiring action by the Company Board, any extension of time for the performance of any of the obligations or other acts of Parent or Purchaser under this Agreement, any waiver of compliance with any of the agreements or conditions under this Agreement that are for the benefit of the Company or its shareholders, and any exercise of the Company’s rights or remedies under this Agreement may only be authorized by, and will require the authorization of, a majority of the directors of the Company then in office who (i) are directors of the Company on the date hereof, or their successors as appointed by such continuing directors and (ii) are not Affiliates, shareholders, directors or employees (or their equivalent) of Parent or any of its Subsidiaries (the “Continuing Directors”); provided, however, that if there shall be no Continuing Directors as a result of such individuals’ deaths, disabilities, resignations or refusal to serve, then such actions may be effected by majority vote of the Independent Directors, or, if no Independent Directors are then in office, by a majority vote of the Company Board.

(c) In the event that Parent’s designees are elected or appointed to the Company Board pursuant to Section 1.4(a), until the Effective Time, (i) the Company Board shall have at least such number of directors as may be required by the Nasdaq rules or the federal securities Laws who are considered independent directors within the meaning of such rules and Laws (“Independent Directors”) (it being understood that after the Purchase Time, the Company shall be treated as a “controlled company” for purposes of Nasdaq rules) and (ii) each committee of the Company Board that is required (or a majority of which is required) by the Nasdaq rules or the federal securities Laws to be composed solely of Independent Directors shall be so composed; provided, however, that in such event, if the number of Independent Directors shall be reduced below the number of directors as may be required by such rules or Laws for any reason whatsoever, the remaining Independent Director(s) shall be entitled to designate Persons to fill such vacancies who shall be deemed to be Independent Directors for purposes of this Agreement or, if no other Independent Director then remains, the other directors shall designate such number of directors as may be required by the Nasdaq rules and the federal securities Laws, to fill such vacancies who shall not be shareholders or Affiliates of Parent or Purchaser, and such Persons shall be deemed to be Independent Directors for purposes of this Agreement.

SECTION 1.5. Top-Up Option. (a) The Company hereby irrevocably grants to Purchaser an option (the “Top-Up Option”), exercisable in Purchaser’s discretion, but only after the acceptance by Purchaser of, and payment for, Shares tendered in the Offer, to purchase (either entirely in cash or by paying in cash an amount equal to not less than the aggregate par value of such Shares and by executing and delivering to the Company a promissory note of Parent having a principal amount equal to the balance of such purchase price) that number (but not less than that number) of Shares (the “Top-Up Shares”) as is equal to the lowest number of Shares that, when added to the number of Shares owned by Parent or Purchaser at the time of such exercise, shall constitute one share more than ninety percent (90%) of the total Shares then outstanding (assuming the issuance of the Top-Up Shares) at a price per Share equal to the Offer Price; provided, however, that (i) the Top-Up Option shall be exercisable only once, and only on or prior to the twentieth (20th) Business Day after the Expiration Date or the expiration date of any subsequent offering period, (ii) the Top-Up Option shall be exercisable only after Parent and Purchaser (together with any other direct or indirect wholly-owned Subsidiary of Parent) own at least eighty percent (80%) of the Shares, (iii) in no event shall the Top-Up Option be exercisable for a number of Shares in excess of the Company’s Shares then authorized, unissued and not reserved for issuance (including as Shares authorized, unissued and not reserved for issuance, for purposes of this Section 1.5, any Shares held in the treasury of the Company), and (iv) the Top-Up Option may not be exercised if such exercise would violate any provision of applicable Law or any Nasdaq rule or regulation applicable to the Company.

(b) Any certificates evidencing Top-Up Shares may include any legends required by applicable securities Laws.

(c) Parent and Purchaser understand that the Shares that Purchaser may acquire upon exercise of the Top-Up Option will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), and will be issued in reliance upon an exemption thereunder for transactions not involving a public offering. Parent and Purchaser represent and warrant to the Company that Purchaser is, and will be upon exercise of the Top-Up Option, an “accredited investor” (as defined in Rule 501 of Regulation D promulgated under the Securities Act). Purchaser agrees that the Top-Up Option and the Top-Up Shares to be acquired upon exercise thereof are being and will be acquired for the purpose of investment and not with a view to or for resale in connection with any distribution thereof within the meaning of the Securities Act.

ARTICLE II

THE MERGER

SECTION 2.1. The Merger. Upon the terms and subject to the conditions of this Agreement and in accordance with the WBCL, at the Effective Time, Purchaser shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Purchaser shall cease and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”).

SECTION 2.2. Closing; Effective Time. Subject to the provisions of Article VII, the closing of the Merger (the “Closing”) shall take place at the offices of Cleary Gottlieb Steen & Hamilton LLP, One Liberty Plaza, New York, New York, as soon as practicable, but in no event later than the second (2nd) Business Day, after the satisfaction or waiver of the conditions set forth in Article VII (excluding conditions that, by their terms, cannot be satisfied until the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), or at such other place or on such other date as Parent and the Company may mutually agree. The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date.” At the Closing, the parties hereto shall cause the Merger to be consummated by filing the articles of merger (the “Articles of Merger”) with the Department of Financial Institutions of the State of Wisconsin, in such form as required by, and executed in accordance with, the relevant provisions of the WBCL (the date and time of the filing of the Articles of Merger with the Department of Financial Institutions of the State of Wisconsin, or such later time as is specified in the Articles of Merger and as is agreed to by the parties hereto, being hereinafter referred to as the “Effective Time”) and shall make all other filings or recordings required under the WBCL in connection with the Merger.

SECTION 2.3. Effects of the Merger. The Merger shall have the effects set forth herein and in the applicable provisions of the WBCL. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the property, rights, privileges, immunities, powers and franchises of the Company and Purchaser shall vest in the Surviving Corporation and all debts, liabilities and duties of the Company and Purchaser shall become the debts, liabilities and duties of the Surviving Corporation.

SECTION 2.4. Articles of Incorporation; Bylaws. (a) At the Effective Time, subject to Section 180.1104(5) of the WBCL, any other provision of applicable Law or any applicable restrictions under the Articles of Incorporation, the Articles of Incorporation shall, by virtue of the Merger, be amended and restated in its entirety to read as the articles of incorporation of Purchaser in effect immediately prior to the Effective Time (except that Article I thereof shall read as follows: “The name of the Corporation is Gehl Company.”) and, as so amended, shall be the articles of incorporation of the Surviving Corporation until thereafter amended in accordance with its terms and as provided by Law.

(b) At the Effective Time, and without any further action on the part of the Company and Purchaser, the Bylaws shall be amended and restated in their entirety so as to read as the bylaws of Purchaser as in effect immediately prior to the Effective Time (except that such bylaws shall be amended to reflect that the name of the Surviving Corporation shall be Gehl Company), and, as so amended, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with their terms and the articles of incorporation of the Surviving Corporation and as provided by Law, subject to Section  6.5(a).

SECTION 2.5. Directors and Officers. The directors and officers of Purchaser immediately prior to the Effective Time shall be the directors and officers, respectively, of the Surviving Corporation, in each case until the earlier of his or her resignation or removal or until his or her successors are duly elected and qualified.

SECTION 2.6. Special Meeting. Unless the Merger is consummated in accordance with Section 180.1104 of the WBCL as contemplated by Section 2.7, and subject to applicable Law and the Bylaws, the Company, acting through its Board of Directors, shall, in accordance with applicable Law and the Bylaws, duly call, give notice of, convene and hold a special meeting (the “Special Meeting”) of its shareholders as soon as practicable following the Purchase Time for the purpose of adopting the Plan of Merger set forth in this Agreement and include the Company Board Recommendation in the Proxy Statement. Parent and Purchaser each agree that, at the Special Meeting, all of the Shares acquired pursuant to the Offer or otherwise owned by Parent or any of its Subsidiaries will be voted in favor of the Merger.

SECTION 2.7. Merger Without Meeting of Shareholders. If, following the Offer and any subsequent offering period or the exercise of the Top-Up Option, Parent and Purchaser (together with any other direct or indirect wholly-owned Subsidiary of Parent), shall hold in the aggregate at least ninety percent (90%) of the outstanding shares of each class of capital stock of the Company, Parent and Purchaser may, and may cause the

Company to, take all necessary and appropriate action (subject to Section 7.1) to cause the Merger to become effective, as soon as practicable after the consummation of the Offer, without a meeting of shareholders of the Company, in accordance with Section 180.1104 of the WBCL.

ARTICLE III

EFFECT OF THE MERGER ON THE CAPITAL STOCK

OF THE CONSTITUENT CORPORATIONS

SECTION 3.1. Conversion of Securities; No Dissenters’ Rights. At the Effective Time, by virtue of the Merger and without any action on the part of Purchaser, the Company or the holders of any of the following securities, the following shall occur:

(a) each Share issued and outstanding immediately prior to the Effective Time (other than any Shares to be canceled pursuant to Section 3.1(b)) shall be converted into the right to receive the Offer Price in cash, without interest (the “Merger Consideration”), payable to the holder thereof upon surrender of such Shares in the manner provided in Section 3.3, less any required withholding Taxes;

(b) each Share held in the treasury of the Company and each Share owned by Parent or any direct or indirect wholly-owned Subsidiary of Parent or the Company immediately prior to the Effective Time shall be canceled and retired without any conversion thereof, and no payment or distribution shall be made with respect thereto; and

(c) each share of common stock of Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock of the Surviving Corporation.

(d) All references to Shares in this Article III include the rights (the “Rights” ) associated with each such Share pursuant to the Rights Agreement.

(e) It is anticipated that on the record date fixed for purposes of determining the holders of Shares entitled to receive notice of, and to vote at, a meeting to approve the Plan of Merger (or for purposes of determining whether the Merger may be consummated without a shareholder vote under Section 180.1104 of the WBCL), the Shares will continue to be quoted on Nasdaq. Accordingly, it is anticipated that holders of Shares will not have dissenters’ rights under Section 180.1302 of the WBCL in connection with the Merger. Notwithstanding the foregoing, Sections 3.1(f) and (g) below shall apply in the event that holders of Shares do have dissenters’ rights, whether because the Shares no longer are quoted on Nasdaq on such record date or otherwise.

(f) Notwithstanding anything in this Agreement to the contrary, Shares that are held by any record holder who has not voted to approve the Plan of Merger or consented thereto in writing and who has asserted dissenters’ rights in accordance with Sections 180.1301 to 180.1331 of the WBCL (the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration but shall become the right to receive such consideration as may be determined to be due in respect of such Dissenting Shares pursuant to the WBCL; provided, however, that, any holder of Dissenting Shares who shall have failed to perfect or shall have withdrawn or lost his dissenters’ rights with respect to such Dissenting Shares, in each case under the WBCL, shall forfeit his dissenters’ rights with respect to such Dissenting Shares, and such Dissenting Shares shall be deemed to have been converted into the right to receive, as of the Effective Time, the Merger Consideration without interest. Notwithstanding anything to the contrary contained in this Section 3.1(f), if the Merger is rescinded or abandoned, then the right of any shareholder to be paid the fair value of such shareholder’s Dissenting Shares shall cease. The Surviving Corporation shall comply with all of its obligations under the WBCL with respect to holders of Dissenting Shares.

(g) The Company shall give Parent (i) prompt written notice of any notices of intent to demand payment, any withdrawals of such notices received by the Company and any other related instruments served pursuant to the WBCL and received by the Company, and (ii) the opportunity to direct and participate in all negotiations and proceedings with respect to demands for payment under Sections 180.1301 to 180.1331 of the WBCL with respect to the Merger. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal or negotiate, offer to settle or settle any such demands.

(h) If during the period between the date of this Agreement and the Effective Time, any change in the outstanding Shares shall occur, including by reason of any reclassification, recapitalization, stock dividend, stock split or combination, exchange or readjustment of Shares (including pursuant to the Rights Agreement), or any stock dividend thereon with a record date during such period, the Offer Price, the Merger Consideration and any other amounts payable pursuant to this Agreement, as the case may be, shall be appropriately adjusted by mutual agreement of Parent and the Company. This Section 3.1(h) shall not limit any rights or remedies otherwise available to Parent, including pursuant to the restrictions on the Company under this Agreement.

SECTION 3.2. Treatment of Equity Awards. (a) Substantially concurrently with the approval of this Agreement by the Company Board, the Compensation Committee of the Company Board has taken all actions so that each option to acquire Shares granted under the Gehl Company 1995 Stock Option Plan, the Gehl Company 2000 Equity Incentive Plan, the Gehl Company 2004 Equity Incentive Plan, or any other Company stock plan (“Company Stock Plans” and each such option, an “Option”), that is outstanding and unexercised (whether vested or unvested) immediately prior to the acceptance by Purchaser for payment of the Shares tendered pursuant to the Offer (the “Purchase Time”) shall, by virtue of the occurrence of the Purchase Time and without any action on the part of Purchaser, the Company or the holder thereof, be cancelled and shall solely represent the right to receive from the Company in exchange, at the Purchase Time or as soon as practicable thereafter, an amount in cash equal to the product of (i) the number of Shares subject to such Option and (ii) the excess, if any, of the Offer Price, without interest, over the exercise price per Share subject to such Option, less any required withholding Taxes.

(b) The Compensation Committee of the Company Board shall provide that, immediately prior to the Purchase Time, (i) each award under any Company Stock Plan other than an Option or Restricted Shares and entitling the holder thereof to a future payment of Shares or cash equal to or otherwise based on the value of Shares (collectively, “Stock Units”) which, in each case, is outstanding immediately prior to the Purchase Time (whether vested or unvested), and (ii) each award of Restricted Shares, shall be cancelled by the Company and the holder thereof shall be entitled to receive at the Purchase Time from the Company, or as soon as practicable thereafter from the Surviving Corporation, in consideration for such cancellation, an amount in cash equal to the product of (A) the number of Shares previously underlying such Stock Unit or the number of Restricted Shares and (B) the Offer Price, less the exercise price per Share, if any, previously applicable to such Stock Unit, in any case less any required withholding Taxes.

(c) For the avoidance of doubt, pursuant to such action of the Compensation Committee of the Company Board described in clauses (a) and (b), if the exercise price per Share of an Option or Stock Unit, whether vested or unvested as of the Purchase Time, is equal to or greater than the Offer Price, then by virtue of the occurrence of the Purchase Time and without any action on the part of Purchaser, the Company or the holder thereof, the Option or Stock Unit, as applicable, will be cancelled without payment of any consideration to the holder.

(d) The Company Stock Plans shall terminate as of the Purchase Time, and any and all rights under any provisions in any other plan, program or arrangement, including any Company Plan, providing for the issuance or grant of any other interest in respect of the capital stock of the Company (other than the right to receive the payment contemplated by Sections 3.2(a) and 3.2(b)) shall be canceled as of the Purchase Time, except that all administrative and other rights and authorities granted under the Company Stock Plans to the Company, the Company Board or any committee or designee thereof shall remain in effect and shall reside with the Company following the Purchase Time.

(e) The Company shall take any actions reasonably necessary to effectuate the provisions of this Section 3.2; it being understood that the intention of the parties is that immediately following the Purchase Time no holder of any Option or Stock Units or any participant in any Company Plan or other employee benefit arrangement of the Company shall have any right thereunder to acquire any capital stock (including any “phantom” stock or stock appreciation rights) of the Company, the Surviving Corporation or any of their Subsidiaries pursuant to such Company Plan or other arrangement. Any notice which the Company shall deliver to the holders of Options or Stock Units or the participants in any other Company Plan setting forth such holders’ rights pursuant to this Agreement shall be reasonably acceptable to Parent.

SECTION 3.3. Surrender of Shares. (a) Prior to the Effective Time, Parent or Purchaser shall (i) designate a bank or trust company reasonably acceptable to the Company (the “Paying Agent”), (ii) enter into a paying agent agreement with the Paying Agent, in a form and substance reasonably acceptable to the Company and (iii) deposit (or cause to be deposited) with the Paying Agent sufficient funds to timely make, and shall cause the Paying Agent to timely make, all payments pursuant to Section 3.3(b) (such funds, the “Exchange Fund” ). The Exchange Fund may be invested by the Paying Agent as directed by Parent; provided, that such investments shall be in short-term obligations of the United States of America with maturities of no more than thirty (30) days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America or in commercial paper obligations receiving the highest rating from either Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively. Any interest or income produced by such investments will be payable to the Surviving Corporation or Parent, as Parent directs. To the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level required to make prompt payments pursuant to Section 3.3(b), Parent shall promptly replace or restore the portion of the Exchange Fund lost through investments or other events so as to ensure that the Exchange Fund is, at all times, maintained at a level sufficient to make such payments.

(b) Promptly after the Effective Time, the Surviving Corporation shall cause to be mailed to each record holder, as of the Effective Time, of an outstanding certificate or certificates which immediately prior to the Effective Time represented Shares (the “Certificates”), a form of letter of transmittal (which shall be in customary form and shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Paying Agent) and instructions for use in effecting the surrender of the Certificates for payment of the Merger Consideration therefor. Upon surrender to the Paying Agent of a Certificate, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration for each Share formerly represented by such Certificate, and such Certificate shall then be canceled. No interest shall be paid or accrued for the benefit of holders of the Certificates on the Merger Consideration payable in respect of the Certificates. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of the Surviving Corporation that such Tax either has been paid or is not applicable. Until surrendered as contemplated by this Section 3.3(b), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the applicable Merger Consideration as contemplated by this Article III.

(c) At any time following the date that is twelve (12) months after the Effective Time, Parent shall be entitled to require the Paying Agent to deliver to it any portion of the Exchange Fund (including any income or interest received with respect thereto) which have been made available to the Paying Agent and which have not been disbursed to holders of Certificates and thereafter such holders shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) only as general creditors thereof with respect to the Merger Consideration payable upon due surrender of their Certificates. The Surviving Corporation shall pay all charges and expenses, including those of the Paying Agent, in connection with the exchange of Shares for the Merger Consideration.

(d) After the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Shares that were outstanding prior to the Effective Time. After the Effective Time, Certificates presented to the Surviving Corporation for transfer shall be canceled and exchanged for the consideration provided for, and in accordance with the procedures set forth in, this Article III.

(e) In the event that any Certificate shall have been lost, stolen or destroyed, upon the holder’s compliance with the replacement requirements established by the Paying Agent, including, if necessary, the posting by the holder of a bond in customary amount as indemnity against any claim that may be made against it with respect to the Certificate, the Paying Agent will deliver in exchange for the lost, stolen or destroyed Certificate the applicable Merger Consideration payable in respect of the Shares represented by such Certificate pursuant to this Article III.

SECTION 3.4. Withholding Taxes. Notwithstanding anything in this Agreement to the contrary, Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to the Offer, the Merger or otherwise pursuant to this Agreement any amount as may be required to be deducted and withheld with respect to the making of such payment under applicable Tax Laws. To the extent that amounts are so properly withheld by the Paying Agent, the Surviving Corporation or Parent, as the case may be, and are paid to the appropriate Governmental Entity in accordance with applicable Law, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares or other Person in respect of which such deduction and withholding was made by the Paying Agent, the Surviving Corporation or Parent, as the case may be.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the correspondingly numbered Section of the disclosure schedule delivered by the Company to Parent and Purchaser prior to the execution of this Agreement (the “Company Disclosure Schedule”) (which Company Disclosure Schedule sets forth, among other things, items the disclosure of which are necessary or appropriate in response to an express disclosure requirement contained in this Article IV, as an exception to one or more representations or warranties contained in this Article IV or in response to one or more of the Company’s covenants contained in this Agreement; provided, however, that notwithstanding anything to the contrary in this Agreement, (x) any matter disclosed in any section of the Company Disclosure Schedule will be deemed to be disclosed in any other section of the Company Disclosure Schedule to the extent it is reasonably apparent on its face that such disclosure is applicable to such other section and (y) the mere inclusion of an item in the Company Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or a material fact, event or circumstance or that such item has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect) and except as set forth in any SEC Report filed or furnished prior to the date of this Agreement (excluding any disclosures set forth in any such SEC Report under the headings “Safe Harbor Statement,” “Risk Factors” or any similar section or in any exhibit thereto and any disclosures therein that are predictive, cautionary or forward-looking in nature), the Company hereby represents and warrants to Parent and Purchaser as follows:

SECTION 4.1. Organization and Qualification; Subsidiaries. (a) The Company and each of its Subsidiaries is a duly organized and validly existing corporation or other entity in good standing (to the extent such concept is legally recognized) under the Laws of its jurisdiction of incorporation or organization, with all corporate or other entity power and authority to own its properties and conduct its business as currently conducted and is duly qualified and in good standing as a foreign corporation or entity authorized to do business in each of the jurisdictions in which the character of the properties owned or held under lease by it or the nature of the business transacted by it makes such qualification necessary, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. “Material Adverse Effect” means any event, state of facts, circumstance, development, change or effect that (i) is materially adverse to the business, assets, liabilities, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, or (ii) would prevent the Company from being able to timely perform its material obligations under this Agreement or to timely consummate, in all material respects, the Merger; provided, however, that a “Material Adverse Effect” shall not be deemed to mean or include any event, state of facts, circumstance, development, change or effect resulting from (A) (1) changes in general economic or political conditions in the United States or changes affecting the securities, currency or financial markets in the United States in general or (2) a worsening of current conditions caused by the commencement, continuation or escalation of an act of terrorism or war (whether declared or not declared) occurring after the date of this Agreement or any natural disasters or any national or international calamity, except, in the case of either clause (1) or (2), to the extent such changes or developments have a materially disproportionate impact on the Company and its Subsidiaries, taken as a whole, relative to other companies in the industries in which the Company or any of its Subsidiaries conducts its businesses; (B) any action taken at the request, or with the approval, of Parent or Purchaser (other than actions taken pursuant to a consent granted by Parent under Section 6.1); (C) any change in the market price or trading volume of securities of the Company, or any failure by the Company to meet any estimates of revenues or earnings for any period ending on or after the date of this Agreement and prior to the Closing, in and of itself (it being understood that the underlying cause of such change or failure may be considered in determining whether there has been a Material Adverse Effect); (D) general changes affecting the industries or geographic areas in which the Company or any of its Subsidiaries operates, except to the extent such changes or developments have a materially disproportionate impact on the Company and its Subsidiaries, taken as a whole, relative to other companies in the industries in which the Company or any of its Subsidiaries conducts its businesses; (E) changes in GAAP, in the rules or policies of the Public Company Accounting Oversight Board, in Laws of general applicability or in interpretations thereof, except to the extent such changes have a materially disproportionate impact on the Company and its Subsidiaries, taken as a whole, relative to other companies in the industries in which the Company or any of its Subsidiaries conducts its businesses; (F) changes in the price of raw materials or component parts of the type customarily purchased by the Company and its Subsidiaries or in the purchasing patterns of customers in the industry, except to the extent such changes have a materially disproportionate impact on the Company and its Subsidiaries, taken as a whole, relative to other companies in the industries in which the Company or any of its Subsidiaries conducts its businesses; or (G) the execution, delivery and performance of this Agreement, the announcement by Parent or any of its Subsidiaries or the announcement by the Company, of its respective execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement, other than the execution, delivery or performance of Section 6.1 (it being understood that this clause (G) shall not apply in the case of Section 4.5).

(b) Section 4.1(b) of the Company Disclosure Schedule sets forth a list of each Subsidiary of the Company. The Company, alone or together with one or more of its Subsidiaries, is the record and beneficial owner of all the equity interests of each Subsidiary of the Company, free and clear of any Lien, including any limitation or restriction on the right to vote, pledge or sell or otherwise dispose of such equity interests. Neither the Company nor any of its Subsidiaries owns, directly or indirectly, beneficially or of record, any interest in any Person other than the Company’s Subsidiaries.

SECTION 4.2. Articles of Incorporation and Bylaws. The Company has heretofore made available to Parent true, correct and complete copies of the articles of incorporation and bylaws of the Company, including all amendments thereto (respectively, the “Articles of Incorporation” and “Bylaws”) and of the articles of incorporation and bylaws (or similar governing documents) for each Subsidiary of the Company. The Articles of Incorporation and the Bylaws, and governing documents of each such Subsidiary, are in full force and effect and no other organizational documents are applicable to or binding upon the Company or such Subsidiary, as the case may be. The Company and its Subsidiaries are not in violation of any provisions of its Articles of Incorporation or Bylaws or applicable governing documents, as the case may be, except for such violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

SECTION 4.3. Capitalization. (a) The authorized capital stock of the Company consists of (i) 25 million Shares, and (ii) 2 million shares of preferred stock, par value $0.10 per share (the “Preferred Stock”), 250,000 of which are designated as Series A.

(b) As of the close of business on September 5, 2008 (the “Capitalization Date”): (i) 12,135,737 Shares, together with the associated Rights, were issued and outstanding, all of which were validly issued, fully paid and nonassessable and were issued free of preemptive rights; (ii) an aggregate of 1,148,070 Shares were reserved for issuance upon or otherwise deliverable in connection with the grant or settlement of equity or equity-based awards, including without limitation pursuant to the exercise of outstanding Options, issued pursuant to the Company Stock Plans; (iii) an aggregate of 11,716,193 Shares were authorized, unissued and not reserved for issuance, as such terms are used for purposes of Section 1.5(a)(iii); (iv) no shares of Preferred Stock were outstanding; and (v) neither Shares nor shares of Preferred Stock were held in the treasury of the Company. From the close of business on the Capitalization Date, no options or other rights to acquire Shares or shares of Preferred Stock have been granted and no Shares or shares of Preferred Stock have been issued or sold from treasury, except for Shares issued pursuant to the exercise of Options in accordance with their terms, and there has not been any reclassification, recapitalization, stock dividend, stock split or combination, exchange or readjustment of Shares (including pursuant to the Rights Agreement) or any record date for any of the foregoing. Section 4.3(b) of the Company Disclosure Schedule sets forth, as of the Capitalization Date, each equity or equity-based award outstanding under any Company Plan, the type of such award, the number of Shares issuable thereunder and the expiration date and exercise or conversion price relating thereto, if applicable.

(c) Except as set forth in clauses (a) and (b) of this Section 4.3 (including Shares described therein as reserved for issuance upon the exercise of Options and upon settlement of other equity or equity-based awards pursuant to the Company Stock Plans), pursuant to the Shareholder Rights Agreement, dated as of May 25, 2007, between the Company and American Stock Transfer & Trust Company (the “Rights Agreement”) and for the Company’s obligations under this Agreement, (i) there are not outstanding or authorized any (A) shares of capital stock or other voting securities of the Company, (B) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company, or (C) options or other rights to acquire from the Company, or any obligation of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company (collectively, “Company Securities”); (ii) there are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any Company Securities; and (iii) there are no other equity or equity-based interests subject to vesting, options, calls, warrants or other rights, agreements, arrangements or commitments of any character relating to any Company Securities to which the Company is a party.

(d) The outstanding shares of capital stock or other equity interests of each of the Company’s Subsidiaries are duly authorized, validly issued, fully paid and nonassessable, and all such shares of capital stock or other equity interests are owned beneficially and of record by the Company or another Subsidiary of the Company, free and clear of all security interests, liens, claims, pledges, agreements, limitations in voting rights, charges or other encumbrances of any nature whatsoever (“Liens”) other than Permitted Liens. There are not outstanding or authorized any (A) securities of any Subsidiary of the Company convertible into or exchangeable for shares of capital stock or voting securities of any Subsidiary of the Company or (B) options or other rights to acquire from any Subsidiary of the Company, or any obligation of any Subsidiary of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of any Subsidiary of the Company (collectively, “Subsidiary Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Subsidiary Securities, and there are no other equity or equity-based interests subject to vesting, options, calls, warrants or other rights, agreements, arrangements or commitments of any character relating to any Subsidiary Securities to which the Company or any of its Subsidiaries is a party.

SECTION 4.4. Authority. (a)  The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject (only in the case of the consummation of the Merger) to the adoption of the Plan of Merger contained in this Agreement by the Company’s shareholders under the WBCL to the extent required by applicable Law, to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceeding on the part of the Company is necessary to authorize this Agreement or to consummate the transactions so contemplated (other than, only in the case of the consummation of the Merger, approval of the Plan of Merger contained in this Agreement by the holders of at least two-thirds of the voting power of the Shares entitled to vote thereon (the “Company Requisite Vote”), and the filing with the Department of Financial Institutions of the State of Wisconsin of the Articles of Merger as required by the WBCL). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof by Parent and Purchaser, constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and any implied covenant of good faith and fair dealing.

(b) The Company Board (at a meeting or meetings duly called and held) has: unanimously (except for the recusal of Marcel Claude Braud) (i) determined that the transactions contemplated by this Agreement are fair to, and in the best interests of, the shareholders of the Company; (ii) adopted and approved this Agreement, including the Plan of Merger set forth in this Agreement, and the transactions contemplated hereby, including the Offer and the Merger, in accordance with the WBCL; (iii) determined to recommend that the Company’s shareholders accept the Offer and tender their Shares to Purchaser and, to the extent applicable, approve the Plan of Merger (unless the Merger is consummated in accordance with Section 180.1104 of the WBCL as contemplated by Section 2.7); and (iv) subject to Section 6.3, resolved to recommend acceptance of the Offer and approval of the Plan of Merger contained in this Agreement by the shareholders of the Company (the “Company Board Recommendation”), which actions and resolutions have not, as of the date hereof, been subsequently rescinded, modified or withdrawn in any way.

SECTION 4.5. No Conflict; Required Filings and Consents. (a) The execution, delivery and performance of this Agreement by the Company, the consummation of the Offer, and, subject (only in the case of the consummation of the Merger) to the adoption of the Plan of Merger contained in this Agreement by the Company’s shareholders under the WBCL to the extent required by applicable Law, the consummation by the Company of the Merger and the other transactions contemplated hereby, do not and will not, (i) conflict with or violate the Articles of Incorporation or Bylaws, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (v) of subsection (b) below have been obtained, and all filings described in such clauses have been made, conflict with or violate any federal, state, local or foreign statute, law, ordinance, rule, regulation, order, judgment, decree or legal requirement (“Law”) or any Nasdaq rule or regulation applicable to the Company or any of its Subsidiaries or by which any of their respective properties are bound, or (iii) (A) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or (B) result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, or (C) result in the creation of any Lien on any of the properties or assets of the Company or any of its Subsidiaries under, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit or other instrument or obligation (each, a “Contract”) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective properties are bound, except, in the case of clauses (ii) and (iii), for any such conflict, violation, breach, default, loss, right or other occurrence which would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby, do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any federal, state, local or foreign governmental or regulatory (including stock exchange) authority, agency, court, commission, or any other governmental body (each, a “Governmental Entity”), except for (i) applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder (including the filing of the Proxy Statement), and state securities, takeover and “blue sky” Laws, (ii) the applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (iii) the applicable requirements of Nasdaq, (iv) the filing with the Department of Financial Institutions of the State of Wisconsin of the Articles of Merger as required by the WBCL, (v) the applicable requirements of antitrust or other competition Laws of jurisdictions other than the United States or investment laws relating to foreign ownership (“Foreign Antitrust Laws”) and (vi) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

SECTION 4.6. Compliance. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and each of its Subsidiaries is in compliance with all Laws applicable to the Company or any of its Subsidiaries or by which any of their respective properties are bound. The Company and its Subsidiaries have all registrations, applications, licenses, requests for exemptions, permits and other regulatory authorizations (“Permits”) from Governmental Entities required to conduct their respective businesses and the Company and its Subsidiaries are in compliance with all such Permits, except in either case where the failure to hold or comply with such Permits has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

SECTION 4.7. SEC Filings; Financial Statements. (a)  The Company has filed or furnished all forms, reports, statements, certifications and other documents (including all exhibits, amendments and supplements thereto) required to be filed or furnished by it with or to the SEC since March 31, 2005 (such documents filed or furnished since March 31, 2005, the “SEC Reports”). As of their respective dates, each of the SEC Reports complied as to form in all material respects with the applicable requirements of the Securities Act and the rules and regulations promulgated thereunder and the Exchange Act and the rules and regulations promulgated thereunder, each as in effect on the date so filed (except as and to the extent such SEC Reports have been modified, amended or superseded in any subsequent SEC Report filed or furnished with the SEC prior to the date hereof). Except to the extent amended or superseded by a subsequent filing with the SEC made prior to the date hereof, as of their respective dates (and if so amended or superseded, then on the date of such subsequent filing), none of the SEC Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(b) The audited and unaudited consolidated financial statements (including the related notes thereto) of the Company included (or incorporated by reference) in the SEC Reports (the “Financial Statements”), have been prepared in accordance with GAAP in all material respects applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects in conformity with GAAP the consolidated financial position of the Company and its consolidated Subsidiaries at the respective dates thereof and the consolidated statements of operations, cash flows and changes in shareholders’ equity for the periods indicated therein (subject, in the case of unaudited financial statements, to normal and recurring year-end audit adjustments which are not, individually or in the aggregate, material in amount or significance, in each case as permitted by GAAP and the applicable rules and regulations promulgated by the SEC).

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company has established and maintains a system of internal accounting controls and financial reporting sufficient to comply with all legal and accounting requirements applicable to the Company that (i) was effective as of December 31, 2007 and (ii) with respect to subsequent periods, has been designed by the Company to be, and the Company has no reason to believe it will not be, effective, in each case, to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. The Company has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act) designed to ensure, and the Company has no reasonable basis to believe such controls and procedures are not effective to ensure, that material information relating to the Company, including its consolidated Subsidiaries, is made known on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC. The management of the Company has disclosed, based on its most recent evaluation of its system of internal control over financial reporting prior to the date of this Agreement, to the Company’s outside auditors and the audit committee of the Company’s Board of Directors (A) any significant deficiencies and material weaknesses in the design or operation of its internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that would reasonably be expected to adversely affect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. The Company has made available to Parent a summary of any disclosure made by management to the Company’s auditors and audit committee since December 31, 2005 regarding significant deficiencies, material weaknesses and fraud.

(d) Since March 31, 2005, neither the Company or any of its Subsidiaries nor, to the knowledge of the Company, any director, officer, employee, agent, auditor, accountant, legal or financial advisor or other representative of the Company or any of its Subsidiaries (each a “Representative”) has received or otherwise had or obtained knowledge of any written material complaint, allegation, assertion or claim, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices.

(e) Neither the Company nor any of its Subsidiaries has any liabilities of any nature, whether accrued, absolute, fixed, contingent or otherwise, known or unknown, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP, other than liabilities (i) as and to the extent reflected or reserved against on the Audited Balance Sheet or in the notes thereto, (ii) incurred in the ordinary course of business consistent with past practice since December 31, 2007, (iii) arising from contractual obligations to be performed after the date hereof under Contracts set forth in Section 4.18 of the Company Disclosure Schedule or other Contracts not required to be listed therein (but excluding any obligations or liabilities that arise in connection with any Contract as a result of any breach or default at or prior to the Purchase Time under such Contract), or (iv) that has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The “Audited Balance Sheet” means the consolidated balance sheet of the Company dated as of December 31, 2007 included in the Company’s Annual Report on Form 10-K for the twelve-month period ended December 31, 2007 filed with the SEC prior to the date hereof.

SECTION 4.8. Absence of Certain Changes or Events.

(a) Since December 31, 2007, the Company and its Subsidiaries have conducted their business only in the ordinary course consistent with past practice, and neither the Company nor any of its Subsidiaries has taken any action since December 31, 2007 that, if taken after the date of this Agreement without the prior written consent of Parent, would constitute a breach of Section 6.1 (other than subsections (a), (b), (d) and (f) thereof).

(b) Since December 31, 2007, there has not been (and there is not) any change, condition, event or development that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c) The Compensation Committee of the Company Board is (and at all times since December 31, 2006 was, and at all times from the date of this Agreement to the first date on which the Purchaser’s designees constitute a majority of the Company Board pursuant to Section 1.4 will be) composed solely of Independent Directors. Since December 31, 2006, neither Company nor any of its Subsidiaries has done any of the following except as has been approved, as an employment, compensation, severance or other employee benefit arrangement, by the Compensation Committee of the Company Board (and, to the extent any of the following was so approved after the date of the first discussion of a possible tender offer or merger by the Company with Parent or one of its

Affiliates, the Compensation Committee of the Company Board was, at the time of each such approval, aware of the status of such potential tender offer or merger) in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto: (i) any granting by the Company or any of its Subsidiaries to any present or former director, officer or employee of any increase in compensation or benefits in any form or of the right to receive any severance or termination compensation or benefit, or any approval, amendment or modification of any such grant; or (ii) any entry by the Company or any of its Subsidiaries into any employment, consulting, indemnification, termination, change of control, non-competition or severance agreement or arrangement with any present or former director, officer or employee, or any approval, amendment or modification of any such agreement or arrangement; or (iii) any approval, amendment to or adoption of any Company Plan (the matters described in foregoing clauses (i), (ii) and (iii), collectively, “Compensation Actions”), it being understood that the Compensation Actions taken by the Compensation Committee of the Company Board related to employees who are not directors or executive officers have taken the form of the resolution set forth on Section 4.8(c) of the Company Disclosure Schedule.

SECTION 4.9. Absence of Litigation. (a) There is no claim, action, suit, proceeding, arbitration, mediation or investigation by or before any Governmental Entity (each, a “Proceeding”) pending or, to the knowledge of the Company, threatened in writing against or relating to the Company or any of its Subsidiaries or any of its or their properties or assets, other than any such Proceeding that relates to this Agreement or any of the transactions contemplated hereby or that has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Neither the Company or any of its Subsidiaries nor any of their respective properties or assets is subject to any outstanding order, writ, judgment, injunction, decree or award, other than any such order, writ, judgment, injunction, decree or award that relates to this Agreement or any of the transactions contemplated hereby. As of the date hereof, there is no Proceeding, order, writ, judgment, injunction, decree or award pending or, to the knowledge of the Company, threatened in writing against or relating to the Company or any of its Subsidiaries that relates to this Agreement or any of the transactions contemplated hereby.

(b) No officer or director of the Company or any of its Subsidiaries is a defendant in any Proceeding in connection with his or her status as an officer or director of the Company or any of its Subsidiaries, and no such Proceeding is, to the knowledge of the Company, threatened, other than any such Proceeding that relates to this Agreement or any of the transactions contemplated hereby. As of the date hereof, no officer or director of the Company or any of its Subsidiaries is a defendant in any Proceeding in connection with his or her status as an officer or director of the Company or any of its Subsidiaries, and no such Proceeding is, to the knowledge of the Company, threatened that relates to this Agreement or any of the transactions contemplated hereby.

SECTION 4.10. Employee Benefit Plans. (a) Section 4.10(a) of the Company Disclosure Schedule contains a true and complete list of each material “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and each other material employment, bonus, vacation, stock option, stock purchase, restricted stock or other equity-based, incentive, deferred compensation, profit sharing, savings, retirement, retiree medical or life insurance, supplemental retirement, severance, termination, fringe benefit, retention, change of control or other material benefit plans, programs, agreements, contracts, policies or arrangements contributed to, sponsored or maintained by the Company or any of its Subsidiaries (or which the Company or any of its Subsidiaries is obligated to contribute to, sponsor or maintain) as of the date hereof for the benefit of any future, current, former or retired employee, officer, consultant, independent contractor or director of the Company or any of its Subsidiaries (collectively, the “Company Employees”) or to which the Company or any of its Subsidiaries is a party or with respect to which the Company or any of its Subsidiaries has or would reasonably be expected to have any liability (such plans, programs, policies, agreements and arrangements, including the Company Stock Plans, collectively, “Company Plans”).

(b) With respect to each Company Plan that is not available in its most up to date form on EDGAR, the Company has made available to Parent a current, accurate and complete copy, including any amendments, of (i) each such Company Plan (or, if a plan is not written, a written description thereof) and, to the extent applicable, (ii) any related trust agreement or other funding instrument, (iii) the most recent determination letter received from the Internal Revenue Service (the “IRS”) for each Company Plan that is intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended and including any applicable guidance issued or regulations promulgated thereunder (the “Code”), (iv) the most recent summary plan description and any summaries of any material modification of such Company Plan, (v) all prospectuses prepared in connection with any such Plan, (vi) any material communications to or from any Governmental Entity with respect to any ongoing or pending claim or audit or any claim or audit concluded on or after January 1, 2006, and (vii) for the most recent two years (A) the Form 5500 and attached schedules, (B) audited financial statements, and (C) actuarial valuation reports, if any.

(c) Each Company Plan has been established and administered in all material respects in accordance with its terms and in compliance with the applicable provisions of applicable Laws, rules and regulations, including ERISA and the Code. No “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 or 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, and no breach of fiduciary responsibility, has occurred with respect to any Company Plan, and no event, transaction, fact or condition exists that, to the knowledge of the Company, presents a risk to the Company or any of its Subsidiaries, or after the Effective Time, to Parent, Purchaser or any of their respective Affiliates, of incurring any such liability. All contributions, premiums and other payments required to be made with respect to each Company Plan have been made on or before their due dates under applicable Law and the terms of such Company Plan and all amounts properly accrued to date or as of the Effective Time as liabilities of the Company or any of its Subsidiaries which are not yet due have been properly recorded on the books of the Company and, to the extent required by GAAP, adequate reserves are reflected on the Financial Statements of the Company or liability thereof was incurred in the ordinary course of business consistent with past practice since December 31, 2007. No Company Plan has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA.

(d) Neither the Company nor any of its Subsidiaries is now contributing to or has, since January 1, 2003, contributed to or had, any liability, contingent or otherwise, with respect to (i) a pension plan (within the meaning of Section 3(2) of ERISA) subject to Section 412 of the Code or Title IV of ERISA; (ii) a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA); or (iii) a single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) for which any other Person that, together with the Company or any of its Subsidiaries, is or was treated as a single employer under Section 414 of the Code would reasonably be expected to incur liability under Section 4063 or 4064 of ERISA.

(e) No Proceedings (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of the Company, threatened with respect to any Company Plan or against the assets of such Company Plan.

(f) No Company Plan provides post-termination welfare benefits, and neither the Company nor any of its Subsidiaries has any obligation to provide any post-termination welfare benefits, in each case other than health care continuation as required by Section 4980B of the Code.

(g) Each Company Plan which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS covering all tax law changes prior to the Economic Growth and Tax Relief Reconciliation Act of 2001 or is a prototype plan subject to a favorable opinion letter that may be relied on, and, to the knowledge of the Company, no circumstances exist or existed that has or is likely to affect such favorable determination or result in the loss of qualification of such Company Plan under Section 401(a) of the Code. Each outstanding Option is a stock right that is exempt from the provisions of section 409A of the Code. Each Company Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code (a “Nonqualified Deferred Compensation Plan” ) subject to Section 409A of the Code has been operated in good faith compliance with Section 409A of the Code since January 1, 2005. No Company Plan that would be a Nonqualified Deferred Compensation Plan subject to Section 409A of the Code but for the effective date provisions that are applicable to Section 409A of the Code, as set forth in Section 885(d) of the American Jobs Creation Act of 2004, as amended (the “AJCA” ), has been “materially modified” within the meaning of Section 885(d)(2)(B) of the AJCA after October 3, 2004, based upon a good faith reasonable interpretation of the AJCA.

(h) Except as set forth in Section 4.10(h) of the Company Disclosure Schedule, neither the execution by the Company of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or upon occurrence of any additional or subsequent events) (i) constitute an event under any Company Plan or any trust or loan related to any of those plans or agreements that will or may result in any payment, acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Company Employee, (ii) result in the triggering or imposition of any restrictions or limitations on the right of the Company to amend or terminate any Company Plan or (iii) result in the failure of any amount to be deductible by reason of Section 280G of the Code.

(i) No Plan is under audit or is the subject of an investigation by the IRS, the U.S. Department of Labor, the Pension Benefit Guaranty Corporation, the SEC or any other Governmental Entity, nor, to the knowledge of the Company, is any such audit or investigation pending or threatened.

(j) All Options, equity and equity-based awards under Company Plans have been granted in compliance with the terms of the applicable Company Plans, with applicable Laws, and with the applicable provisions of the Articles of Incorporation and Bylaws as in effect at the time of the applicable grant.

(k) Except as set forth on Section 4.10(k) of the Company Disclosure Schedule, no deduction for federal income Tax purposes has been or is expected by the Company to be disallowed for remuneration paid by the Company or any of its Subsidiaries by reason of Section 162(m) of the Code, including by reason of the transactions contemplated hereby.

SECTION 4.11. Labor and Employment Matters.

(a) Neither the Company nor any of its Subsidiaries is a party to or is bound by any collective bargaining agreement or any labor union contract, nor, to the knowledge of the Company, are there any employees of the Company or any of its Subsidiaries represented by a works’ council or a labor organization, nor, to the knowledge of the Company, are there any activities or proceedings of any labor union to organize any Company Employees or compel the Company or any of its Subsidiaries to bargain with any labor union or labor organization. Since January 1, 2006 there has not been, and there is no pending or, to the knowledge of the Company, threatened labor strike, walkout, work stoppage, slowdown or lockout with respect to any Company Employees. No grievance or arbitration demand or proceeding, or unfair labor practice charge or proceeding, whether or not filed pursuant to a collective bargaining agreement, has been filed, is pending or, to the knowledge of the Company, has been threatened against the Company or any of its Subsidiaries that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) In the three (3) years prior to the date hereof, neither the Company nor any of its Subsidiaries has effectuated (i) a “plant closing” (as defined in the Worker Adjustment and Retraining Notification Act (the “WARN Act” ) or any similar Law) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company or any of its Subsidiaries or (ii) a “mass layoff” (as defined in the WARN Act, or any similar Law) affecting any site of employment or facility of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has laid off any employees in the ninety (90) calendar days prior to the date hereof.

SECTION 4.12. Insurance. The Company has made available to Parent all material insurance policies issued in favor of the Company or any of its Subsidiaries. With respect to each such insurance policy, (i) the policy is in full force and effect and all premiums due thereon have been paid, (ii) neither the Company nor any of its Subsidiaries is in breach or default, and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action which with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification of, any such policy, and (iii) to the knowledge of the Company, no insurer on any such policy has been declared insolvent or placed in receivership, conservatorship or liquidation, and no notice of cancellation or termination has been received with respect to any such policy, with such exceptions that has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

SECTION 4.13. Properties.

(a) Section 4.13(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of all real property owned by the Company (the “Owned Real Property”). Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company or one of its Subsidiaries has good and marketable title to each of the Owned Real Properties, free and clear of all Liens, except (i) statutory Liens for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings, (ii) Liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation, (iii) other statutory liens securing payments not yet due, (iv) purchase money Liens and Liens securing rental payments under capital lease arrangements, (v) such imperfections or irregularities of title, claims, liens, charges, security interests, easements, covenants and other restrictions or encumbrances as do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties, and (vi) mortgages, or deeds of trust, security interests or other encumbrances on title related to indebtedness reflected on the financial statements included in the Financial Statements (collectively, the “Permitted Liens”). Neither the Company nor any of its Subsidiaries leases any of the Owned Real Property (other than leases between the Company and its Subsidiaries).

(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) each lease, sublease and other agreement under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, any real property (the “Real Property Leases” ) is valid, binding and in full force and effect and all rent and other sums and charges payable by the Company or any of its Subsidiaries as tenants thereunder are current and (ii) no termination event or condition or uncured default of a material nature on the part of the Company or, if applicable, its Subsidiary or, to the knowledge of the Company, the landlord thereunder, exists under any Real Property Lease. The Company and each of its Subsidiaries has a good and valid leasehold interest in each parcel of real property leased by it free and clear of all Liens, except those which have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Section 4.13(b) of the Company Disclosure Schedule sets forth a true, correct and complete list of all Real Property Leases. The Company has heretofore delivered to Parent true, correct and complete copies of all Real Property Leases (including all modifications, amendments, supplements, waivers and side letters thereto).

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company has (i) good title to all tangible personal property reflected in the latest balance sheet included in the SEC Reports as being owned by the Company or one of its Subsidiaries or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business consistent with past practice), free and clear of all Liens, except Permitted Liens; and (ii) is the lessee of all leasehold estates related to tangible personal property reflected in the latest Financial Statements or acquired after the date thereof (except for leases that have expired by their terms since the date thereof or been assigned, terminated or otherwise disposed of in the ordinary course of business) and is in possession of the properties purported to be leased thereunder, and each such lease is valid without material default thereunder by the lessee or, to the Company’s knowledge, the lessor.

SECTION 4.14. Tax Matters.

(a) The Company has timely filed or caused to be filed all material returns and reports relating to Taxes required to be filed by applicable Law with respect to the Company or any of its Subsidiaries or any of its or their income, properties or operations. All such returns are true, correct and complete in all material respects. The Company has timely paid or caused to be paid all Taxes attributable to the Company or any of its Subsidiaries that were due and payable without regard to whether such Taxes have been assessed or have been shown on such Tax Returns.

(b) The Company has made adequate provisions in accordance with GAAP, appropriately and consistently applied, in the Financial Statements for the payment of all Taxes for which the Company or any of its Subsidiaries may be liable for the periods covered thereby that were not yet due and payable as of the dates thereof, regardless of whether the liability for such Taxes is disputed.

(c) Except as set forth on Schedule 4.14(c)(i), no federal income Tax Return of the Company or its Subsidiaries for any year starting on or after January 1, 2002 has been audited. There is no claim or assessment pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries for any alleged deficiency in Taxes, and to the knowledge of the Company there is no outstanding audit or investigation with respect to any liability of the Company or any of its Subsidiaries for Taxes. There are no agreements in effect to extend the period of limitations for the assessment or collection of any Tax for which the Company or any of its Subsidiaries may be liable and, except as set forth on Schedule 4.14(c)(ii), no closing agreements have been entered into during the five year period ending on the date of this Agreement pursuant to Section 7121 of the Code or any predecessor provision thereof, or any similar provision of state or local Law. The Company and each of its Subsidiaries has disclosed on its Tax Returns all positions taken therein that could give rise to a substantial understatement of Tax within the meaning of Section 6662 of the Code or any similar provision of state, local or foreign Law.

(d) The Company and its Subsidiaries have withheld from payments to their employees, independent contractors, creditors, shareholders and any other applicable Person (and timely paid to the appropriate taxing authority) proper and accurate amounts in compliance in all material respects with all Tax withholding provisions of applicable Laws (including income, social security, and employment Tax withholding for all types of compensation and withholding of Tax on dividends, interest, and royalties and similar income earned by nonresident aliens and foreign corporations).

(e) Neither the Company nor any of its Subsidiaries (i) is a party to a contract, agreement or intercompany account system (other than an agreement exclusively between or among the Company and its Subsidiaries) pursuant to which it will have any obligation to make any payments on account of indemnification for Taxes after the Closing Date, or (ii) has any liability for Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law) as a transferee or successor, by contract or otherwise.

(f) No claim that remains unresolved has been made by any authority in a jurisdiction where the Company or any of its Subsidiaries has not filed Tax Returns that the Company or such Subsidiary is or may be subject to taxation by that jurisdiction.

(g) There are no Liens with respect to Taxes (other than Taxes not yet due and payable) on any of the assets or properties of the Company or any of its Subsidiaries.

(h) Neither the Company nor any of its Subsidiaries has agreed to make, or is required to make, or has applied for, any adjustment under Section 481(a) of the Code or similar provision of state, local or foreign Law by reason of a change in accounting method or otherwise.

(i) None of the Company, any of its Subsidiaries or any predecessors of the Company or any of its Subsidiaries by merger or consolidation has since January 1, 2004 been a party to a transaction intended to qualify under Section 355 of the Code.

(j) Neither the Company nor any of its Subsidiaries has any limitation on the use of any net operating loss or Tax credit or other similar items imposed by Section 382 or Section 383 of the Code or imposed by Treasury Regulations issued pursuant to Section 1502 of the Code, excluding any limitation arising solely from the transactions contemplated by this Agreement.

(k) The Company and its Subsidiaries will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (i) any installment sale or open transaction disposition made on or prior to the Closing Date, or (ii) any prepaid amount received on or prior to the Closing Date. Section 4.14(k) of the Company Disclosure Schedule sets forth (x) all material intercompany transactions made on or after January 1, 2002, and on or prior to the Closing Date with respect to which the Company or any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date, and (y) a complete and accurate amount of any deferred gain or loss allocable to the Company or its Subsidiaries arising out of such intercompany transaction.

(l) Neither the Company nor any of its Subsidiaries is a United States Real Property Holding Corporation (“USRPHC”) within the meaning of Section 897 of the Code, and neither the Company nor any of its Subsidiaries was a USRPHC on any “determination date” (as defined in §1.897-2(c) of the United States Treasury Regulations promulgated under the Code) that occurred in the five year period preceding the Closing.

(m) The Company and its Subsidiaries have maintained the books and records required to be maintained pursuant to Section 6001 of the Code and the rules and regulations thereunder, and comparable Laws of the countries, states, counties, provinces, localities and other political divisions wherein it is required to file Tax Returns and other reports relating to Taxes. Except as set forth in Schedule 4.14(m), for all periods starting on or after January 1, 2002, the Company and its Subsidiaries have recorded and accounted for all material intercompany transactions and transfers among the Company and each of its Subsidiaries made on or after January 1, 2002, in accordance in all material respects with applicable Law, and such transactions were at arm’s length.

(n) Neither the Company nor any of its Subsidiaries has engaged in a transaction that is listed, or otherwise reportable, within the meaning of Section 6011 of the Code and Treasury Regulations promulgated thereunder.

(o) Section 4.14(o) of the Company Disclosure Schedule lists each Subsidiary for which an election has been made pursuant to Section 7701 of the Code and the Treasury regulations thereunder to be treated other than its default classification for U.S. federal income Tax purposes. Except as disclosed in Section 4.14(o) of the Company Disclosure Schedule, each Subsidiary will be classified for U.S. federal income Tax purposes according to its default classification.

(p) For purposes of this Agreement,

(i) “Tax” shall mean all taxes, charges, fees, levies, imposts, duties, and other assessments, including any income, alternative minimum or add-on tax, estimated, gross income, gross receipts, sales, use, transfer, transactions, intangibles, ad valorem, value-added, escheat, franchise, registration, title, license, capital, paid-up capital, profits, withholding, employee withholding, payroll, worker’s compensation, unemployment insurance, social security, employment, excise, severance, stamp, transfer occupation, premium, recording, real property, personal property, federal highway use, commercial rent, environmental (including taxes under Section 59A of the Code) or windfall profit tax, custom, duty or other tax, fee or other like assessment or charge of any kind whatsoever, together with any interest, penalties, fines or additions to tax that may become payable in respect thereof imposed by any country, any state, county, provincial or local government or subdivision or agency thereof; and

(ii) “Tax Return” shall mean any return, report, declaration, form, claim for refund or information return or similar statement relating to any Taxes (including any attached schedules), including, without limitation, any information return, claim or refund, amended return and declaration of estimated Tax.

SECTION 4.15. Schedule 14D-9; Offer Documents; Proxy Statement. (a) None of the information supplied or to be supplied by or on behalf of the Company or any Affiliate of the Company for inclusion in the Offer Documents will, at the time such documents are filed with the SEC, at the time they are mailed to shareholders of the Company, and at the time any amendment or supplement thereto is filed with the SEC or mailed to shareholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The Offer Documents and the Schedule 14D–9 will not, at the time they are filed with the SEC, at the time they are mailed to shareholders of the Company, and at the time any amendment or supplement thereto is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to information supplied in writing by or on behalf of Parent, Purchaser or any Affiliate of Parent or Purchaser expressly for inclusion in the Offer Documents or the Schedule 14D-9. The Offer Documents and the Schedule 14D–9 will, at the time they are filed with the SEC, at the time they are mailed to the shareholders of the Company, and at the time any amendment or supplement thereto is filed with the SEC or mailed to shareholders, comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations of the SEC thereunder.

(b) The letter to shareholders, notice of meeting, proxy statement and form of proxy that may be provided to shareholders of the Company in connection with the Merger (including any amendments or supplements), any schedules required to be filed with the SEC in connection therewith and including any information required to be included therein by Schedule 13E-3 pursuant to Rule 13e-3 promulgated under the Exchange Act (collectively, the “Proxy Statement”) will not, at the time the Proxy Statement is first mailed to shareholders of the Company, at the time any amendment or supplement thereto is filed with the SEC, and at the time of the Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to information supplied in writing by Parent, Purchaser or any Affiliate of Parent or Purchaser expressly for inclusion in the Proxy Statement. The Proxy Statement will, at the time the Proxy Statement is first mailed to shareholders of the Company, at the time of the Special Meeting, and at the time any amendment or supplement thereto is filed with the SEC, comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations of the SEC promulgated thereunder.

SECTION 4.16. Intellectual Property. (a) As used herein, “Intellectual Property” means, collectively, all United States and foreign (i) trademarks, service marks, Internet domain names, trade dress, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby (collectively, the “Trademarks”); (ii) inventions and discoveries, whether or not patentable, and invention disclosures (collectively, the “Inventions”); (iii) patents, registrations, and applications therefor, including divisionals, provisionals, continuations and continuations-in-part applications, and including extensions, reexaminations and reissues (collectively, the “Patents”); (iv) trade secrets, confidential information and know-how, including processes, methods, schematics, business methods, formulae, drawings, prototypes, models and designs (collectively, the “Trade Secrets”); and (v) software, copyrighted works and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof (collectively, the “Copyrights”). “Owned Intellectual Property” means all Intellectual Property owned by the Company or its Subsidiaries.

(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company or one of its Subsidiaries owns or possesses legally enforceable rights to use, in each case free and clear of any and all Liens, covenants and restrictions (except, in the case of licenses, the interests of the licensing party and the terms and conditions of such licenses), all Intellectual Property necessary to conduct the business of the Company and its Subsidiaries as currently conducted.

(c) Section 4.16(c) of the Company Disclosure Schedule sets forth (i) a list of all U.S. and foreign Patents owned by the Company or any of its Subsidiaries; (ii) a list of all U.S. and foreign registered and material unregistered Trademarks (other than Internet domain names) owned by the Company or any of its Subsidiaries; (iii) a list of all Internet domain names owned by the Company or any of its Subsidiaries; (iv) a list of all registered Copyrights owned (in whole or in part) by the Company or any of its Subsidiaries; and (v) any other material Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any Governmental Entity that is Owned Intellectual Property (collectively, the “Company Registered Intellectual Property” ), and in each case identifies the name of the owner of such Company Registered Intellectual Property, and as applicable, the registration number and issue or registration date or application number and filing date and the relevant filing jurisdiction.

(d) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect,

(i) each item of Company Registered Intellectual Property is subsisting and has not expired or been cancelled or abandoned, and all documents, recordations, certificates and fees (including filing, examination and maintenance fees) in connection with such Company Registered Intellectual Property required to be filed or paid on or before the Purchase Time have been filed or paid with the relevant patent, copyright, trademark or other authorities in the United States or other jurisdictions, as the case may be;

(ii) neither the Company nor any of its Subsidiaries has received any written notice or claim, challenging the Company’s or any of its Subsidiaries’ complete and exclusive ownership of the Owned Intellectual Property, or the Company’s or any of its Subsidiaries’ entitlement to use the Licensed-In Intellectual Property or suggesting that any other Person has any claim of legal or beneficial ownership with respect to the Owned Intellectual Property or (other than the licensor’s interest) with respect to the Licensed-In Intellectual Property;

(iii) as of the date hereof, to the knowledge of the Company, no third party is infringing, violating or misappropriating any of the Owned Intellectual Property rights of the Company or any of its Subsidiaries where damages for such activity would reasonably justify the internal and external cost of pursuing litigation for such activity; and

(iv) there is no claim asserted, threatened or planned to be asserted by the Company or any of its Subsidiaries that (i) any third party has infringed, misappropriated or otherwise violated any Intellectual Property rights of the Company or any of its Subsidiaries; or (ii) a third party’s owned or claimed Intellectual Property interferes with, infringes, dilutes or otherwise harms any Intellectual Property rights of the Company or any of its Subsidiaries.

(e) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, neither the Company nor any of its Subsidiaries has received a written notice or claim that any of their respective products or the conduct of their business is or has been infringing, diluting, using without authorization or misappropriating any Intellectual Property of any third party.

(f) No Owned Intellectual Property used in the business of the Company and its Subsidiaries was developed using any facilities or resources of institutes of higher learning or under any Contracts with any Governmental Entity. To the knowledge of the Company, none of the activities of the employees of the Company or any of its Subsidiaries violates any Contract, arrangement or fiduciary duty which any such employee has with a former employer, and no such former employer has asserted in writing to the Company or any of its Subsidiaries any such violation. Section 4.16(f) of the Company Disclosure Schedule sets forth an accurate and complete list of any report or other analysis prepared by or on behalf of the Company or any of its Subsidiaries regarding any of the matters described in the preceding sentences of this clause (f), and each such report or other analysis has been made available to Parent prior to the date of this Agreement.

SECTION 4.17. Environmental Matters.

(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and each of its Subsidiaries is and has been in compliance with all applicable Environmental Laws, and possesses and is in compliance with all Environmental Permits required under such Environmental Laws with respect to the business or operations of the Company. All material Environmental Permits held by the Company or any of its Subsidiaries are in full force and effect, and all applications, notices or other documents have been timely filed to effect timely renewal, issuance or reissuance of such Environmental Permits. To the knowledge of the Company, all Environmental Permits are expected to be issued or reissued on a timely basis on such terms and conditions as are reasonably expected to enable the Company and its Subsidiaries to continue to conduct its operations in a manner substantially similar to the manner in which such operations are presently conducted, except to the extent such failure to be issued or reissued has not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, neither the Company nor any of its Subsidiaries is the subject of any Environmental Claim, and no Environmental Claim is pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or against any Person whose liability for the Environmental Claim was retained or assumed either contractually or by operation of law by the Company or any of its Subsidiaries. The Company and its Subsidiaries have no material obligation or liability by Contract relating to or arising under Environmental Law.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, to the knowledge of the Company, neither the Company or any of its Subsidiaries nor any other Person has managed, used, stored, or disposed of Materials of Environmental Concern on, at or beneath any properties currently or previously owned, leased, operated or used by the Company or any of its Subsidiaries, and no Materials of Environmental Concern are present at such properties, in circumstances that would reasonably be expected to form the basis for a Environmental Claim against the Company or any of its Subsidiaries.

(d) Neither the Company nor any of its Subsidiaries has received any written notification alleging that it is liable for, or request for information pursuant to section 104(e) of the Comprehensive Environmental Response, Compensation and Liability Act or similar state statute concerning, any Release or threatened Release of Materials of Environmental Concern at any location except, with respect to any such notification or request for information concerning any such Release or threatened Release, to the extent such matter has been resolved with the appropriate Governmental Entity or otherwise. Neither the Company nor any of its Subsidiaries has received any written claim, notice or complaint, or been subject to any Proceeding, relating to noncompliance with Environmental Laws or any other liabilities or obligations arising from Materials of Environmental Concern or pursuant to Environmental Laws, and to the knowledge of the Company no such Proceeding has been threatened.

(e) For purposes of this Agreement, the following terms shall have the meanings assigned below:

“Environmental Claim” means any written claim, filed cause of action, investigation or written notice by any Person or any Governmental Entity alleging potential liability (including potential liability for investigatory costs, cleanup or remediation costs, governmental or third party response costs, natural resource damages, property damage, personal injuries, or fines or penalties) based on or resulting from

(i) the presence or Release of any Materials of Environmental Concern at any location, whether or not owned or operated by the Company or any of its Subsidiaries, or (ii) any violation of any Environmental Law.

“Environmental Laws” shall mean all applicable foreign, federal, state, or local statutes, regulations, ordinances, codes, or decrees protecting the quality of the ambient air, soil, surface water or groundwater.

“Environmental Permits” shall mean all permits, licenses, registrations, and other authorizations of Governmental Entities required under applicable Environmental Laws.

“Materials of Environmental Concern” means any pollutant, contaminant, constituent, chemical, raw material, product or by-product, mold, petroleum or any fraction thereof, asbestos or asbestos-containing material, polychlorinated biphenyls, lead paint, any hazardous, industrial or solid waste, and any toxic, radioactive or hazardous substance, material, or agent, including all substances, materials or wastes which are identified by or subject to regulation or give rise to liability under any Environmental Law.

“Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the indoor or outdoor environment, or into or out of any property, including movement through air, soil, surface water, groundwater or property.

(f) Notwithstanding anything to the contrary in this Agreement, the representations and warranties set forth in this Section 4.17 shall be the sole and exclusive representations and warranties of the Company and its Subsidiaries with respect to Environmental Claims, Environmental Permits and Environmental Laws.

SECTION 4.18. Contracts. (a) Section 4.18 of the Company Disclosure Schedule lists, and the Company has made available to Parent in the electronic data room or filed with the SEC true, correct and complete copies of, all Contracts (in each case, determined as of the date hereof) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective properties or assets is bound and which are currently in effect or under which the Company or any of its Subsidiaries has any continuing rights or obligations:

(i) that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or disclosed by the Company on a Current Report on Form 8-K;

(ii) that is a license, sublicense or other Contract pursuant to which the Company or any of its Subsidiaries is authorized to use any third party Intellectual Property that is material to the business of the Company, excluding generally commercially available, off-the-shelf software programs (the “Licensed-In Intellectual Property” and such license, sublicense or other Contract, a “Licensed-In Agreement”);

(iii) that is a license, sublicense or other Contract pursuant to which any third party (A) is authorized to use Owned Intellectual Property that is material to the business of the Company and its Subsidiaries taken as a whole or (B) has obtained and continues to have exclusive rights in Owned Intellectual Property that is material to the business of the Company and its Subsidiaries taken as a whole;

(iv) that contains covenants that materially restrict the ability of the Company or any of its Subsidiaries or that following the consummation of the Merger would materially restrict the ability of the Company or any of its Subsidiaries (or which, following the consummation of the Merger, would restrict the ability of Parent or any of its Subsidiaries other than the Company and its Subsidiaries) to compete with any Person or in any business, geographic area or distribution or sales channel, or to sell, supply or distribute any service or product;

(v) relating to the formation, creation, operation, management or control of any partnership or joint venture or pursuant to which the Company or any of its Subsidiaries has an obligation (contingent or otherwise) to make an investment in or extension of credit in excess of $100,000 to any Person;

(vi) that involves or relates to (A) indebtedness for borrowed money or the deferred purchase price of goods or services and having an outstanding principal amount in excess of $500,000 or (B) any exchange traded, over-the-counter or other swap, cap, floor, collar, futures contract, forward contract, option or any other derivative financial instrument or contract with a nominal value in excess of $500,000;

(vii) under which payments are reasonably anticipated by the Company and its Subsidiaries, as of the date hereof, to be made by or to the Company and its Subsidiaries during the twelve (12) month period ending on June 30, 2009 in excess of $500,000;

(viii) with respect to any acquisition or disposition of any Person or business or material portion thereof pursuant to which the Company or any of its Subsidiaries has continuing indemnification, “earn-out” or other contingent payment obligations, in each case that are reasonably likely to result in payments in excess of $100,000; or

(ix) that would prevent, materially delay or materially impede the Company’s ability to consummate the Offer, the Merger or the other transactions contemplated by this Agreement.

Each such Contract described in clauses (i) through (ix) is referred to herein as a “Material Contract.”

(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each Material Contract is valid and binding on the Company or one of its Subsidiaries and, to the knowledge of the Company, each other party thereto and is in full force and effect, and the Company and its Subsidiaries have performed and complied with all obligations required to be performed or complied with by it under each Material Contract. There is no default under any Material Contract by the Company or any of its Subsidiaries or, to the knowledge of the Company, by any other party, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or any of its Subsidiaries, or to the knowledge of the Company, by any other party, except in any such case for defaults as have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

SECTION 4.19. Affiliate Transactions. No executive officer or director of the Company or any of its Subsidiaries and no Person currently owning five percent (5%) or more of the Shares, is a party to any Contract with or binding upon the Company or any of its Subsidiaries or any of their respective properties or assets or has any interest in any property owned by the Company or has engaged in any transaction with any of the foregoing within the last twelve months, in each case, that is of a type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act, other than contracts and transactions with Parent and any of its Affiliates.

SECTION 4.20. Opinion of Financial Advisor. Prior to the execution of this Agreement, Robert W. Baird & Co. (the “Financial Advisor”) has delivered to the Company Board its written opinion dated as of the date hereof, to the effect that, subject to the contents of such opinion, including the various assumptions and limitations set forth therein, as of such date, the consideration to be received by the holders of Shares (other than Parent, Purchaser and their respective Affiliates) in the Offer and the Merger is fair, from a financial point of view, to such holders. Prior to the execution of this Agreement, a true, correct and complete copy of the opinion was delivered to Parent.

SECTION 4.21. Brokers; Certain Fees. No broker, finder or investment banker is or will be entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of the Company or any of its Subsidiaries, except as provided in the letter agreement between the Company and the Financial Advisor dated September 7, 2008 a complete and correct copy of which was delivered to Parent prior to the date of this Agreement.

SECTION 4.22. Takeover Laws.

(a) The Company Board has, at a meeting duly called and held prior to the execution of this Agreement, (i) irrevocably resolved to elect, to the extent permitted by Law, for this Agreement and the transactions contemplated hereby, including the Offer and the Merger, not to be subject to any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover Laws or regulations (collectively, “Takeover Laws”) of any jurisdiction that may purport to be applicable to this Agreement or any of the transactions contemplated hereby, including Section 180.1150 of the WBCL, and (ii) specified that at and following the Purchase Time the provisions of Section 180.1150 of the WBCL will not apply to any of the outstanding Shares, including any Shares held by Parent, Purchaser or any other Affiliate of Parent, which actions and resolutions have not, as of the date hereof, been subsequently rescinded, modified or withdrawn in any way.

(b) All waivers of standstills that the Company has granted, on or before the date hereof, to any Person who signed such standstill in connection with its consideration of a possible Acquisition Proposal have expired or been revoked. As of the date hereof, the Company has not taken any action to (i) exempt any Person (other than Parent, Purchaser and their respective Subsidiaries) from the restrictions on “business combinations” contained in Sections 180.1140 to 180.1144 of the WBCL (or any similar provision of any other Law) or otherwise cause such restrictions not to apply to any such Person, (ii) exempt any Person (other than Parent, Purchaser and their respective Subsidiaries) from the provisions on “control share acquisitions” contained in any Takeover Law, including Section 180.1150 of the WBCL, or otherwise cause such restrictions not to apply, or (iii) render the Rights Agreement inapplicable to any Person (other than Parent, Purchaser or their respective Subsidiaries).

(c) The Company Board, at a meeting duly called and held, approved the purchase of Shares by Parent that resulted in Parent first becoming an “interested stockholder” of the Company (within the meaning of Section 180.1140 of the WBCL) prior to the time that Parent first became an “interested stockholder” of the Company (within the meaning of Section 180.1140 of the WBCL), which actions and resolutions have not been subsequently rescinded, modified or withdrawn in any way.

(d) No vote by the Company shareholders under any provision of the WBCL or any provision of the Articles of Incorporation or Bylaws will be required to approve the Merger except for the Company Requisite Vote required under Section 180.1706 of the WBCL.

(e) The Company is not a “target company” which has at least 33% of the Shares held of record by residents of the State of Wisconsin, as determined under Section 552.05(7)(c) of the Wisconsin Statutes.

(f) For purposes of Wisconsin Administrative Code Section DFI- Sec. 6.05(a)(1):

(i) the Company Board, at a meeting duly called and held, has determined that the Offer Price is fair to the shareholders of the Company and was determined in good faith;

(ii) the Company has obtained appraisals from two qualified, independent appraisers and the Offer Price is no less than that recommended by such appraisers, after reasonable investigation considering all relevant factors; and

(iii) the Offer Price is greater than the price of any Shares in any public offering that occurred in the last ten years.

SECTION 4.23. Rights Agreement. The Company or the Company Board, as the case may be, has (a) taken all necessary actions so that the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not result in a “Distribution Date” (as defined in the Rights Agreement) or result in Parent or Purchaser being an “Acquiring Person” (as defined in the Rights Agreement) and (b) amended the Rights Agreement to (i) render it inapplicable to this Agreement and the transactions contemplated hereby and (ii) prevent any of the Rights from becoming exercisable in connection with this Agreement or the transactions contemplated hereby.

SECTION 4.24. Shareholder Agreement. Solely to the extent necessary to allow Parent and Purchaser to enter into this Agreement and consummate the transactions contemplated hereby, the Company or the Company Board, as the case may be, has taken all necessary actions to release Parent and Purchaser from the restrictions set forth in the Shareholder Agreement, such that the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Offer and the Merger, will not cause any violation thereof. For purposes of this Agreement, “Shareholder Agreement” means the Shareholder Agreement, dated July 22, 2004, by and between the Company and Parent.

SECTION 4.25. No Other Representations or Warranties. The Company acknowledges that, except for the representations and warranties contained in this Agreement, none of Parent, Purchaser or any other Person on behalf of Parent or Purchaser makes any other express or implied representation or warranty with respect to Parent or Purchaser or with respect to any other information provided to the Company.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF

PARENT AND PURCHASER

Except as set forth in the correspondingly numbered Section of the disclosure schedule delivered by Parent and Purchaser to the Company prior to the execution of this Agreement (the “Parent Disclosure Schedule”) (which Parent Disclosure Schedule sets forth, among other things, items the disclosure of which are necessary or appropriate in response to an express disclosure requirement contained in this Article V, as an exception to one or more representations or warranties contained in this Article V or in response to one or more of the Parent’s or Purchaser’s covenants contained in this Agreement; provided, however, that notwithstanding anything to the contrary in this Agreement, (x) any matter disclosed in any section of the Parent Disclosure Schedule will be deemed to be disclosed in any other section of the Parent Disclosure Schedule to the extent it is reasonably apparent on its face that such disclosure is applicable to such other section and (y) the mere inclusion of an item in the Parent Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or a material fact, event or circumstance or that such item has had or would reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect), Parent and Purchaser, jointly and severally, hereby represent and warrant to the Company as follows:

SECTION 5.1. Organization. Each of Parent and Purchaser is a corporation or other entity duly organized, validly existing and in good standing (to the extent such concept is legally recognized) under the Laws of the jurisdiction in which it is incorporated or organized and has the requisite corporate or other entity power and authority to own, operate or lease its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power or authority has not had and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect. Parent owns beneficially and of record all of the outstanding capital stock of Purchaser free and clear of all Liens. Purchaser was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has engaged in no business activities except as contemplated by this Agreement. “Purchaser Material Adverse Effect” means any event, state of facts, circumstance, development, change or effect that would prevent Parent or Purchaser from being able to timely perform their respective material obligations under this Agreement or to timely consummate, in all material respects, the transactions contemplated hereby.

SECTION 5.2. Authority. Each of Parent and Purchaser has all necessary corporate or other entity power and authority to execute and deliver this Agreement and the Tender Agreement, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and the Tender Agreement by each of Parent and Purchaser and the consummation by each of Parent and Purchaser of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary action of Parent and Purchaser, and no other corporate or other entity proceedings on the part of Parent or Purchaser are necessary to authorize this Agreement and the Tender Agreement, to perform their respective obligations hereunder and thereunder, or to consummate the transactions contemplated hereby and thereby (other than the filing with the Department of Financial Institutions of the State of Wisconsin of the Articles of Merger as required by the WBCL). Each of this Agreement and the Tender Agreement has been duly and validly executed and delivered by Parent and Purchaser and, assuming due authorization, execution and delivery hereof and thereof by the Company, constitutes a legal, valid and binding obligation of each of Parent and Purchaser enforceable against each of Parent and Purchaser in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and any implied covenant of good faith and fair dealing.

SECTION 5.3. No Conflict; Required Filings and Consents. (a) The execution, delivery and performance of this Agreement and the Tender Agreement by Parent and Purchaser, do not and will not (i) conflict with or violate the respective certificates of incorporation or bylaws (or similar governing documents) of Parent or Purchaser, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (v) of subsection (b) below have been obtained, and all filings described in such clauses have been made, conflict with or violate any Law or any rule or regulation of any stock exchange applicable to Parent or Purchaser or by which either of them or any of their respective properties are bound or (iii) (A) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or (B) result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, or (C) result in the creation of any Lien on any of the properties or assets of Parent or Purchaser under, any Contracts to which Parent, Purchaser or any of their respective Subsidiaries is a party or by which Parent, Purchaser or any of their respective Subsidiaries or any of their respective properties are bound, except, in the case of clauses (ii) and (iii), for any such conflict, violation, breach, default, acceleration, loss, right or other occurrence which would not have or reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

(b) The execution, delivery and performance of this Agreement and the Tender Agreement by each of Parent and Purchaser and the consummation of the transactions contemplated hereby and thereby by each of Parent and Purchaser do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Entity, except for (i) the applicable requirements, if any, of the Exchange Act and the rules and regulations promulgated thereunder, and state securities, takeover and “blue sky” Laws and applicable notification requirements of non-U.S. securities laws and stock exchange rules, (ii) the applicable requirements of the HSR Act, (iii) the applicable requirements of Nasdaq, (iv) the filing with the Department of Financial Institutions of the State of Wisconsin of the Articles of Merger as required by the WBCL, (v) the applicable requirements of Foreign Antitrust Laws, and (vi) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not have or reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

SECTION 5.4. Absence of Litigation. There is no Proceeding pending or, to the knowledge of Parent, threatened in writing against Parent or any of its Subsidiaries, other than any such Proceeding that relates to this Agreement or any of the transactions contemplated hereby or that has not had and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect. Neither Parent nor any of its Subsidiaries nor any of their respective properties is or are subject to any order, writ, judgment, injunction, decree or award, other than any such order, writ, judgment, injunction, decree or award that relates to this Agreement or any of the transactions contemplated hereby or that has not had and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect. As of the date hereof, there is no Proceeding, order, writ, judgment, injunction, decree or award pending or, to the knowledge of the Parent, threatened in writing against or relating to Parent or any of its Subsidiaries that relates to this Agreement or any of the transactions contemplated hereby.

SECTION 5.5. Offer Documents; Schedule 14D-9; Proxy Statement. (a) None of the Offer Documents will, at the time such documents are filed with the SEC, at the time they are mailed to the shareholders of the Company, and at the time any amendment or supplement thereto is filed with the SEC or mailed to shareholders, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading, except that no representation is made by Parent or Purchaser with respect to information supplied in writing by or on behalf of the Company or any Affiliate of the Company expressly for inclusion therein. The Offer Documents will, at the time the Offer Documents are filed with the SEC, at the time they are mailed to the shareholders of the Company, and at the time any amendment or supplement thereto is filed with the SEC or mailed to shareholders, comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated thereunder.

(b) None of the information supplied by or on behalf of Parent, Purchaser or any Affiliate of Parent or Purchaser for inclusion in the Proxy Statement or the Schedule 14D-9 will, at the times such documents are filed with the SEC, at the time any amendment or supplement thereto is filed with the SEC or mailed to shareholders and, in the case of the Proxy Statement, at the time the Proxy Statement is mailed to shareholders of the Company and at the time of the Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

SECTION 5.6. No Other Representations or Warranties. Each of Parent and Purchaser acknowledges that, except for the representations and warranties contained in this Agreement, neither the Company nor any other Person on behalf of the Company or any of its Subsidiaries makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or with respect to any other information provided by the Company or any of its Subsidiaries.

SECTION 5.7. Brokers. No broker, finder or investment banker is or will be entitled to any brokerage, finder’s or other fee or commission from the Company in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of Parent or Purchaser.

SECTION 5.8. Financing. Parent has available sufficient cash, cash equivalents and access to committed financing to satisfy its obligations to permit Purchaser to consummate the Offer and the Merger and the transactions contemplated by this Agreement, including, without limitation, to purchase and pay for the Shares pursuant to the Offer and the Merger.

SECTION 5.9. Parent Ownership of Shares. Parent beneficially owns 1,748,046 Shares. This figure excludes Shares that are beneficially owned by Marcel Claude Braud, Chief Executive Officer of Parent and a director of the Company, as a result of equity awards received in his capacity as a director of the Company and the exercise thereof.

ARTICLE VI

COVENANTS

SECTION 6.1. Conduct of Business of the Company Pending the Merger. Except as expressly required by this Agreement, as required by applicable Law, as approved in writing by Parent (which approval shall not be unreasonably withheld or delayed) or as set forth in Section 6.1 of the Company Disclosure Schedule, during the period from the date of this Agreement to the earlier of (i) such time as designees of Parent first constitute at least a majority of the Company Board pursuant to Section 1.4(a) and (ii) the Effective Time (such earlier time, the “Control Time”), the Company will conduct its operations according to its ordinary and usual course of business consistent with past practice, and the Company will, and will cause its Subsidiaries to, use their commercially reasonable efforts to preserve intact their business organization, to keep available the services of their current officers, employees and consultants and to preserve the goodwill of and maintain satisfactory relationships with those Persons having business relationships with the Company and its Subsidiaries. Without limiting the generality of the foregoing and except as otherwise expressly provided in or contemplated by this Agreement, during the period from the date of this Agreement to the Control Time, without the prior written consent of Parent, which shall not be unreasonably withheld or delayed (provided that without limiting any of Parent’s rights hereunder, under no circumstance shall Parent be required to consent to the Company taking any action specified in clause (c) or (d), below), the Company will not, and will cause its Subsidiaries not to

(a) amend or otherwise change its articles of incorporation or bylaws or any similar governing instruments;

(b) issue, deliver, sell, pledge, dispose of or encumber any Company Securities or Subsidiary Securities or other rights of any kind to acquire or receive any Company Securities or Subsidiary Securities, including stock appreciation rights, phantom stock or similar instruments (except for the issuance of Shares upon the exercise of Options or the issuance of Shares or shares of Preferred Stock pursuant to the Rights Agreement);

(c) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for any dividend or distribution by a wholly-owned Subsidiary of the Company);

(d) adjust, recapitalize, reclassify, combine, split, subdivide, redeem, purchase or otherwise acquire any shares of capital stock or other equity interests of the Company or any of its Subsidiaries (other than the acquisition of Shares tendered by directors, officers, employees or former employees in connection with a cashless exercise of Options or in order to pay Taxes in connection with the exercise of Options or the vesting of restricted stock, in each case pursuant to the terms of a Company Plan);

(e) make or offer to make any acquisition, by means of a merger or otherwise, of any business, assets or securities, or any sale, lease, encumbrance or other disposition of any business, assets or securities, in each case other than (i) the acquisition or disposition of inventory, raw materials, equipment and other supplies in the ordinary course of business consistent with past practice, (ii) sales of finance contracts receivable in the ordinary course of business consistent with past practices, and (iii) other sales or dispositions not exceeding $100,000 in any single transaction and not exceeding $500,000 in the aggregate for all transactions;

(f) enter into, amend in any material respect, renew, terminate, or grant any release or relinquishment of any material rights under, any Material Contract (or Contract that would be a Material Contract if entered into prior to the date hereof), other than in the ordinary course of business consistent with past practice after consultation with Parent;

(g) authorize or make any capital expenditures exceeding $1,000,000, except in accordance with the Company’s capital expenditure budget set forth in Section 6.1 of the Company Disclosure Schedule;

(h) incur or modify in any material respect the terms of any indebtedness for borrowed money, or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any Person, or make any loans, advances or capital contributions to, or investments in, any other Person (other than any wholly-owned Subsidiary of the Company) with a value in excess of $500,000 other than pursuant to the Company’s floor plan financing program or other extension of credit to dealers or equipment finance contracts, in each case in the ordinary course of business consistent with past practice;

(i)(i) enter into any new, or amend, terminate or renew any existing, employment, severance, change of control, indemnification, termination, retention, consulting, incentive award or salary continuation agreements or arrangements with or for the benefit of any director or officer, or grant any increases in the compensation, perquisites or benefits to any Company Employee, except as required pursuant to any Company Plan in effect on the date of this Agreement and except such increases to Company Employees (other than executive officers and directors) granted in the ordinary course of business and consistent with the Company’s past practice in timing and amount; (ii) except as provided in Section 3.2 or except as required pursuant to any Company Plan in effect on the date of this Agreement, accelerate the vesting or payment of the compensation payable or the benefits provided or to become payable or provided to any of its Company Employees or service providers, or otherwise pay any amounts not due to any such individual under applicable Law or the terms of any Company Plan, including with respect to severance; or (iii) fund or make any contribution to any Company Plan or trust not required to be funded or contributed to;

(j) terminate (i) any officer or director, except (A) with respect to any such officer or director subject to an employment or similar agreement defining “cause,” for “cause” as so defined and (B) with respect to any other officer or director, as a direct result of such Person’s (1) willful failure to perform the duties or responsibilities of his employment, (2) engaging in serious misconduct, or (3) being convicted of or entering a plea of guilty to any crime, in the case of either (A) or (B) in the ordinary course of business consistent with past practice, or (ii) any other Company Employee other than in the ordinary course of business consistent with past practice;

(k) except as permitted by the preceding clause (i), establish, adopt, enter into, amend in any respect (other than as required by applicable Law) or terminate any Company Plan (including any employment, severance, consulting or other individual agreement) except as provided in Section 3.2, or adopt or enter into any other employee benefit plan or arrangement that would be considered a Company Plan if it were in existence on the date of this Agreement;

(l) agree to grant or grant any equity-related, cash-based, performance or similar awards or bonuses, except for automatic grants to any individual pursuant to any Company Plan, in either case on such terms and as in effect on the date of this Agreement;

(m) forgive any loans to Company Employees;

(n) enter into, amend, or extend any collective bargaining or other labor agreement;

(o) make any material change in any accounting principles, except as may be appropriate to conform to changes in statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto;

(p)(i) make any material Tax election or take any position on any Tax Return filed on or after the date of this Agreement or adopt any method therein that is materially inconsistent with elections made, positions taken or methods used in preparing or filing similar returns in prior periods unless such position or election is required pursuant to a change in applicable Law or the Code; (ii) enter into any settlement or compromise of any material Tax liability; (iii) file any amended Tax Returns that would result in a material change in Tax liability, taxable income or loss; (iv) change any annual Tax accounting period, (v) enter into any closing agreement relating to any material Tax liability; or (vi) give or request any waiver of a statute of limitation with respect to any Tax Return;

(q) compromise, settle or agree to settle any Proceeding (including any Proceeding relating to this Agreement or the transactions contemplated hereby) other than compromises, settlements or agreements (that do not relate to this Agreement or the transactions contemplated hereby) in the ordinary course of business consistent with past practice that involve only the payment of monetary damages not in excess of $250,000 individually or $1,000,000 in the aggregate, in any case without the imposition of equitable relief on, or the admission of wrongdoing by, the Company or any of its Subsidiaries;

(r) fail to keep in force in all material respects insurance policies or replacement or revised provisions providing insurance coverage with respect to the assets, operations and activities of the Company as are currently in effect;

(s) knowingly take or knowingly omit to take any action that is reasonably likely to result in any failure of the Company’s representations and warranties contained in this Agreement to be true and correct such that the Offer Condition set forth in Paragraph (2)(d)(ii) of Exhibit A would not be satisfied on the then-scheduled Expiration Date; or

(t) agree to take any of the actions described in Sections 6.1(a) through 6.1(s).

SECTION 6.2. Access to Information; Confidentiality.

(a) Subject to the restrictions imposed by the HSR Act, Foreign Antitrust Laws and other applicable Law, from and after the date of this Agreement until the Control Time, the Company will (i) give Parent and Purchaser and their respective Representatives reasonable access, during normal business hours, to all employees, plants, offices and other facilities and to all books, contracts, commitments and records (including Tax Returns) of the Company and its Subsidiaries and use its commercially reasonable efforts to cause the Company’s Representatives to provide reasonable access to their work papers and such other information as Parent or Purchaser may reasonably request (subject to Parent and Purchaser executing customary confidentiality and indemnity undertakings as such Representatives may request), (ii) permit Parent and Purchaser to make such inspections, during normal business hours, as they may reasonably require; provided, however, that such access shall not include the right to perform environmental inspections, including but not limited to Phase I or Phase II investigations, without prior written authorization from Company at Company’s sole discretion, (iii) cause its and its Subsidiaries’ officers to furnish Parent and Purchaser with such financial and operating data and other information with respect to the business, properties and personnel of the Company as Parent or Purchaser may from time to time reasonably request, and (iv) furnish promptly to Parent and Purchaser a copy of each report, schedule and other document filed or received by the Company or any of its Subsidiaries during such period pursuant to the requirements of the federal or state securities Laws, other than such reports, schedules and other documents filed or furnished by the Company to the SEC through the Electronic Data Gathering and Retrieval System (“EDGAR”).

(b) Information obtained by Parent or Purchaser pursuant to Section 6.2(a) shall be subject to the provisions of the Confidentiality Agreement.

(c) Nothing in this Section 6.2 shall require the Company to permit any inspection, or to disclose any information, that in the reasonable judgment of the Company would (i) violate any of its respective obligations with respect to confidentiality, provided that the Company shall use its commercially reasonable efforts to obtain the consent of such third party to such inspection or disclosure and shall disclose or describe such information to the fullest extent possible consistent with such obligations, or (ii) result in a violation of applicable Law, including the HSR Act or Foreign Antitrust Laws.

(d) No investigation by and of, or notice to, any party or its Representatives shall affect the representations, warranties, covenants, agreements, rights or remedies of the parties set forth herein.

SECTION 6.3. Acquisition Proposals.

(a) Subject to Section 6.3(b), the Company shall not, and shall cause its Subsidiaries and Representatives not to, directly or indirectly, from the date hereof until the Purchase Time: (i) initiate, solicit or encourage (including by way of providing information) the submission of any inquiries, proposals or offers or any other efforts or attempts that constitute or may reasonably be expected to lead to, any Acquisition Proposal or engage in any discussions or negotiations with respect thereto or otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, discussions or negotiations, (ii) approve or recommend, or publicly propose to approve or recommend, an Acquisition Proposal or, except for a confidentiality agreement contemplated pursuant to Section 6.3(b) enter into any merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement or share exchange agreement, option agreement or other similar agreement relating to an Acquisition Proposal or enter into any letter of intent, agreement or agreement in principle requiring the Company (whether or not subject to conditions) to abandon, terminate or fail to consummate the transactions contemplated hereby or breach its obligations hereunder, (iii) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to Parent or Purchaser, the Company Board Recommendation (a “Change of Board Recommendation”), or (iv) resolve, propose or agree to do any of the actions described in clause (i), (ii) or (iii) of this sentence. The Company shall immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any Persons conducted heretofore by the Company, its Subsidiaries or any of its Representatives with respect to any Acquisition Proposal and shall promptly use its commercially reasonable efforts to cause to be returned or destroyed all confidential information provided by or on behalf of the Company or any of its Subsidiaries to any such Person.

(b) Notwithstanding anything to the contrary contained in Section 6.3(a), if at any time following the date of this Agreement and prior to the Purchase Time, (i) the Company has received a written, bona fide Acquisition Proposal from a third party that is not in violation of such third party’s contractual obligations to the Company, (ii) a breach by the Company of this Section 6.3 has not contributed to the making of such Acquisition Proposal, (iii) the Company Board reasonably believes in good faith, after consultation with its financial advisors and outside counsel, that such Acquisition Proposal constitutes or is expected to lead to a Superior Proposal, and (iv) after consultation with its outside counsel, the Company Board determines in good faith that the failure to take such action is inconsistent with fulfilling its fiduciary duties to the shareholders of the Company under applicable Law, then the Company may, subject to clauses (x) and (y) below, (A) furnish information with respect to the Company and its Subsidiaries to the Person making such Acquisition Proposal, and (B) participate in discussions or negotiations with the Person making such Acquisition Proposal regarding such Acquisition Proposal; provided, that (x) the Company will not, and will not allow its Representatives to, disclose any non-public information to such Person unless the Company has, or first enters into, a confidentiality agreement with such Person no less favorable to the Company than the confidentiality agreement, dated as of May 22, 2008, by and between the Company and Parent (the “Confidentiality Agreement” ) with standstill provisions comparable to those set forth in the Shareholder Agreement (except that the term of the standstill undertaking need not extend beyond the Outside Date), and (y) the Company will promptly provide to Parent any non-public information concerning the Company or its Subsidiaries provided or made available to such other Person which was not previously provided or made available to Parent.

(c) From and after the date hereof and prior to the Purchase Time, the Company shall promptly (and in any event within 48 hours) notify Parent in the event that the Company or any of its Subsidiaries or Representatives receives (i) any Acquisition Proposal or indication by any Person that it is considering making an Acquisition Proposal, (ii) any request for non-public information relating to the Company or any of its Subsidiaries other than requests for information in the ordinary course of business and unrelated to an Acquisition Proposal, or (iii) any inquiry or request for discussions or negotiations regarding any Acquisition Proposal. The Company shall provide Parent promptly (and in any event within such 48-hour period) with the identity of such Person, the proposed per-Share consideration (including the form and composition of such consideration) (or if the consideration is not on a per-Share basis, the proposed consideration, including its form and composition) and the proposed structure of the transaction, and a copy of each formal proposal, term sheet, financing commitment, and draft agreement, including any amended or modified versions thereof, in each case whether or not binding and whether or not in a form marked draft or preliminary. The Company shall keep Parent reasonably informed (orally and in writing) on a current basis (and in any event within 48 hours) of any changes to the proposed per-Share consideration (including the form and composition of such consideration) (or if the consideration is not a per-Share basis, the proposed consideration, including its form and composition) and the proposed structure of the transaction, and provide Parent on a current basis (and in any event with 48 hours of the Company’s receipt) of each formal proposal, term sheet, financing commitment, and draft agreement, including any amended or modified versions thereof, in each case whether or not binding and whether or not in a form marked draft or preliminary. Without limiting the generality of the foregoing, the Company shall promptly (and in any event within 48 hours) notify Parent orally and in writing if it determines to begin providing information or to engage in discussions or negotiations concerning an Acquisition Proposal pursuant to Section 6.3(b) and shall in no event begin providing such information or engaging in such discussions or negotiations prior to providing such notice. The Company shall not, and shall cause its Subsidiaries not to, enter into any Contract with any Person subsequent to the date of this Agreement that would restrict the Company’s ability to provide such information to Parent, and neither the Company nor any of its Subsidiaries is currently party to any agreement that prohibits the Company from providing the information described in this Section 6.3(c) to Parent.

(d) Notwithstanding anything in Section 6.3(a) to the contrary, if (i) the Company receives a written, bona fide Acquisition Proposal from a third party that is not in violation of such third party’s contractual obligations to the Company, (ii) a breach by the Company of this Section 6.3 has not contributed to the making of such Acquisition Proposal, and (iii) the Company Board concludes in good faith, after consultation with outside counsel and its financial advisors, such Acquisition Proposal constitutes a Superior Proposal after giving effect to all of the adjustments to the terms of this Agreement which have been offered to the Company Board prior to such conclusion by Parent including pursuant to clause (C) below, the Company Board may at any time prior to the Purchase Time, if it determines in good faith, after consultation with outside counsel, that the failure to take such action is inconsistent with fulfilling its fiduciary duties to the shareholders of the Company under applicable Law, (x) effect a Change of Board Recommendation and/or (y) terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal; provided, however, that the Company shall not terminate this Agreement pursuant to the foregoing clause (y), and any purported termination pursuant to the foregoing clause (y) shall be void and of no force or effect, unless in advance of or substantially concurrently with such termination the Company (1) pays the fee required by Section 8.5(c)(i) and (2) concurrently with such termination enters into the Alternative Acquisition Agreement; and provided, further, that the Company Board may not effect a Change of Board Recommendation pursuant to the foregoing clause (x) or terminate this Agreement pursuant to the foregoing clause (y) unless (A) the Company shall not have breached this Section 6.3 in any material respect, (B) the Company shall have provided prior written notice to Parent, at least three (3) Business Days in advance (the “Notice Period”), of its intention to take such action with respect to such Superior Proposal, which notice shall specify the material terms and conditions of any such Superior Proposal (including the identity of the party making such Superior Proposal), and shall have contemporaneously provided to Parent a copy of the proposed definitive agreement(s) with respect to such Superior Proposal (the “Alternative Acquisition Agreement”), (C) prior to effecting such Change of Board Recommendation or terminating this Agreement to enter into a definitive agreement with respect to such Superior Proposal, the Company shall, and shall cause its financial and legal advisors to, during the Notice Period, negotiate with Parent in good faith (to the extent Parent desires to negotiate) (it being understood, for the avoidance of doubt, that there shall be no obligation for the Company to negotiate exclusively with Parent during any such Notice Period), and (D) following any negotiation described in the immediately preceding clause (C), such Acquisition Proposal continues to constitute a Superior Proposal. In the event of any material revisions to the terms of the Superior Proposal after the start of the Notice Period, the Company shall be required to deliver a new written notice to Parent and to comply with the requirements of this Section 6.3(d) with respect to such new written notice, and the Notice Period shall be deemed to have re-commenced on the date of such new notice. Nothing in the Shareholder Agreement shall restrict the ability of Parent or Purchaser to respond to an Acquisition Proposal, so long as this Agreement is in effect.

(e) Notwithstanding anything in Section 6.3(a) to the contrary, the Company Board may effect a Change of Board Recommendation, if the Company Board (i) determines in good faith, after consultation with outside counsel, that the failure to take such action is inconsistent with fulfilling its fiduciary duties to the shareholders of the Company under applicable Law, and (ii) determines in good faith that the reasons for making such Change of Board Recommendation are independent of any pending Acquisition Proposal; provided, however, that the Company Board may not effect such a Change of Board Recommendation pursuant to this Section 6.3(e) unless (A) the Company shall have provided prior written notice to Parent, at least three (3) Business Days in advance, of its intention to make such Change of Board Recommendation, which notice shall specify the material facts and information constituting the basis for such contemplated determination, and (B) prior to effecting such Change of Board Recommendation, the Company shall, and shall cause its financial and legal advisors to, during such three

(3) Business Day period, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement which would allow the Company Board not to make such Change of Board Recommendation consistent with its fiduciary duties.

(f) Nothing contained in this Section 6.3 shall prohibit the Company Board from taking and disclosing to the shareholders of the Company a position contemplated by Rule 14e-2(a) and Rule 14d-9 promulgated under the Exchange Act; provided, that any disclosure other than (i) a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, (ii) an express rejection of any applicable Acquisition Proposal, or (iii) an express reaffirmation of its recommendation to its shareholders in favor of the Offer and the Merger, shall be deemed to be a Change of Board Recommendation (including for purposes of Section 8.4(b)).

(g) The Company shall not take any action to (i) exempt any Person (other than Parent, Purchaser and their respective Affiliates) from the restrictions on “business combinations” contained in Sections 180.1140 to 180.1144 of the WBCL (or any similar provision of any other Law) or otherwise cause such restrictions not to apply, (ii) exempt any Person (other than Parent, Purchaser and their respective Affiliates) from the provisions on “control share acquisitions” contained in any Takeover Law, including Section 180.1150 of the WBCL, or otherwise cause such restrictions not to apply, or (iii) take any action to render the Rights Agreement inapplicable to any third party, in each case unless such actions are taken simultaneously with or after a termination of this Agreement pursuant to Section 8.3(b).

(h) For purposes of this Agreement, (i) “Acquisition Proposal” means any offer or proposal, or any indication of interest in making an offer or proposal, made or renewed by a Person or group at any time after the date hereof which is structured to permit such Person or group to acquire beneficial ownership of at least fifteen percent (15%) of the assets of, equity interest in, or businesses of, the Company and its Subsidiaries pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, sale of assets, tender offer or exchange offer or similar transaction, including any single or multi-step transaction or series of related transactions, in each case other than the Merger, and (ii) “Superior Proposal” means any bona fide Acquisition Proposal (except the references in the definition thereof to “fifteen percent (15%)” shall be replaced by “fifty percent (50%)”) made in writing after the date hereof that (x) includes per-Share consideration that is greater than the Offer Price (including, only if the per-Share consideration is not all cash, a determination by the Company Board in good faith, on the advice of the Financial Advisor, to such effect), (y) is otherwise on terms that the Company Board has determined in its good faith judgment (after consultation with the Financial Advisor and outside counsel and after taking into account all legal, financial, regulatory and other aspects of the proposal, including the financing terms thereof) are equal to or superior to this Agreement, and (z) which the Company Board has determined in good faith (after consultation with its financial advisor and outside counsel and after taking into account all legal, financial, regulatory and other aspects of the proposal) is reasonably capable of being consummated within a reasonable period of time.

SECTION 6.4. Employment and Employee Benefits Matters.

(a) From and after the Closing, Parent shall, or shall cause the Surviving Corporation or its Subsidiaries to, honor the terms of any existing employment, severance or change of control agreement, on the terms in effect as of the date hereof.

(b) Parent shall cause the Surviving Corporation and each of its Subsidiaries, for the period commencing at the Effective Time and ending on the first anniversary thereof, to provide for the individuals employed by the Company at the Effective Time (the “Current Employees”) compensation and benefits that are at least as favorable in the aggregate to the compensation and benefits maintained for and provided to Current Employees as a group immediately prior to the Effective Time (excluding, for this purpose, equity-based compensation). Nothing in this Section 6.4 shall prevent the amendment or termination of any Company Plan or interfere with the Surviving Corporation’s right or obligation to make such changes as are necessary to conform with applicable

Law. Nothing in this Section 6.4 shall limit the right of Parent, the Surviving Corporation or any of their Subsidiaries to terminate the employment of any Current Employee at any time.

(c) Parent will, and will cause the Surviving Corporation to, cause service rendered by Current Employees of the Company prior to the Effective Time to be taken into account for vesting and eligibility purposes but not for accrual purposes, except for vacation and severance, if applicable) under employee benefit plans of Parent, the Surviving Corporation and its Subsidiaries, to the same extent as such service was taken into account under the corresponding Company Plans of the Company for those purposes. Current Employees will not be subject to any pre-existing condition limitation under any health employee benefit plan of Parent, the Surviving Corporation or its Subsidiaries for any condition for and to the extent to which they would have been entitled to coverage under the corresponding Company Plan in which they participated prior to the Effective Time. Parent will, and will cause the Surviving Corporation and its Subsidiaries, to give such Current Employees credit under such employee benefit plans for co-payments made and deductibles satisfied prior to the Effective Time.

(d) No later than three Business Days prior to its distribution, the Company shall provide Parent and Purchaser with a copy of any communication intended to be made to any of its or its Subsidiaries’ employees relating to the transactions contemplated hereby, and will provide an opportunity for Parent and Purchaser to review and comment on such communication.

(e) This Section 6.4 shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 6.4, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 6.4 or is intended to be, shall constitute or be construed as an amendment to or modification of any employee benefit plan or arrangement of the Company or any of its Subsidiaries, Parent, the Surviving Corporation or any of their Affiliates or limit in any way the right of Company, Parent, the Surviving Corporation or any of their Affiliates to amend, modify or terminate any of its respective employee benefit plans or arrangements.

SECTION 6.5. Directors’ and Officers’ Indemnification and Insurance.

(a) Parent and Purchaser agree that the Surviving Corporation’s articles of incorporation and bylaws shall contain provisions no less favorable with respect to indemnification of the (as of or prior to the Control Time) directors, former directors, officers and employees of the Company than are currently provided in the Articles of Incorporation and Bylaws, which provisions shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any such individuals until the expiration of the statutes of limitations applicable to such matters or unless such amendment, modification or repeal is required by applicable Law.

(b) Without limiting any additional rights that any Person may have under any agreement or Company Plan described in Section 4.10 of the Company Disclosure Schedule, from and after the Effective Time, the Surviving Corporation shall indemnify and hold harmless each (as of or prior to the Effective Time) officer and director of the Company (each, together with such Person’s heirs, executors or administrators, an “Indemnified Party” and collectively, the “Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, inquiries, fines, amounts paid in settlement and reasonable fees, costs and expenses, including reasonable attorneys’ fees and disbursements, incurred in connection with any proceeding, whether civil, criminal, administrative or investigative, arising out of the fact that the Indemnified Party is or was an officer, director, employee, fiduciary or agent of the Company or any of its Subsidiaries, or of another entity if such service was at the request of the Company, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent the Surviving Corporation is permitted to do so under applicable Law and the Articles of Incorporation or Bylaws as at the date hereof. In the event of any such proceeding, each Indemnified Party will be entitled to advancement of expenses incurred in the defense of the proceeding from the Surviving Corporation to the same extent such Persons have the right to advancement of expenses from the Company as of the date of this Agreement pursuant to the Articles of Incorporation and Bylaws (provided that any Person to whom expenses are advanced shall have provided an undertaking to repay such advances if it is finally determined that such Person is not entitled to indemnification).

(c) The Company shall purchase by the Effective Time tail policies to any current directors’ and officers’, fiduciary liability or employment practices liability insurance policies purchased to protect officers and directors (in their capacities as such) maintained on the date of this Agreement by the Company, which tail policies (i) shall not have an aggregate premium in excess of 300% of the aggregate annual premium most recently paid by the Company prior to the date hereof to maintain the existing policies (which amount is set forth in Section 6.5 of the Company Disclosure Schedule), (ii) shall be effective for a period from the Effective Time through and including the date six (6) years after the Effective Time with respect to claims arising from facts or events that existed or occurred prior to or at the Effective Time, and (iii) shall contain coverage that is at least as protective to such directors and officers as the coverage provided by such existing policies (complete and accurate copies of which have been made available to Parent); provided, however, that, if equivalent coverage cannot be obtained or can be obtained only by paying an aggregate premium in excess of 300% of such amount, the Company shall only be required to obtain (and the Surviving Corporation shall only be required to maintain) as much tail coverage as can be obtained by paying an aggregate premium equal to 300% of such amount.

(d) This Section 6.5 shall survive the consummation of the Merger and is intended to benefit, and shall be enforceable by, any Person or entity referred to in clause (a) of this Section 6.5 (whether or not parties to this Agreement). If the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity resulting from such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation shall assume the applicable obligations set forth in this Section 6.5.

SECTION 6.6. Further Action; Efforts. (a) Subject to the terms and conditions of this Agreement, prior to the Effective Time, each party will use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws and regulations to consummate the Offer, the Merger and the other transactions contemplated by this Agreement; provided, that nothing in this Section 6.6 shall require Parent or Purchaser to keep the Offer open beyond the expiration date set forth in the Offer (as it may be extended from time to time). In furtherance and not in limitation of the foregoing, to the extent required under the HSR Act or Foreign Antitrust Laws, each party hereto agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act or other required filing or application under Foreign Antitrust Laws, as applicable, with respect to the transactions contemplated hereby as promptly as practicable, to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act or such Foreign Antitrust Laws, as applicable, and (subject to Section 6.6(e)) to take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under the HSR Act or to obtain consent, approvals or authorizations under Foreign Antitrust Laws as soon as practicable, including by requesting early termination of the waiting period provided for in the HSR Act.

(b) Each of Parent and Purchaser, on the one hand, and the Company, on the other hand, shall, in connection with the efforts referenced in Section 6.6(a) to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement under the HSR Act or any Foreign Antitrust Law and, subject to applicable Law, use its commercially reasonable efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (ii) keep the other party reasonably informed of any communication received by such party from, or given by such party to, the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”) or any other U.S. or foreign Governmental Entity and of any communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby; and (iii) permit the other party to review any communication given by it to, and consult with each other in advance of any meeting or conference with, the FTC, the DOJ or any other Governmental Entity or, in connection with any proceeding by a private party relating to the Offer, the Merger or the other transactions contemplated hereby, with any other Person, and to the extent permitted by the

FTC, the DOJ or such other applicable Governmental Entity or other Person, give the other party the opportunity to attend and participate in such meetings and conferences.

(c) In furtherance and not in limitation of the covenants of the parties contained in Sections 6.6(a) and (b), if any objections are asserted with respect to the transactions contemplated hereby under the HSR Act or any Foreign Antitrust Law or if any suit is instituted (or threatened to be instituted) by the FTC, the DOJ or any other applicable Governmental Entity or any private party challenging any of the transactions contemplated hereby as violative of the HSR Act or any Foreign Antitrust Law or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated hereby, each of Parent, Purchaser and the Company shall use its commercially reasonable efforts to resolve any such objections or suits so as to permit consummation of the transactions contemplated by this Agreement, including in order to resolve such objections or suits which, in any case if not resolved, could reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated hereby.

(d) In the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Entity or private party challenging the Offer, the Merger or any other transaction contemplated by this Agreement, or any other agreement contemplated hereby, each of Parent, Purchaser and the Company shall cooperate in all respects with each other and use its respective commercially reasonable efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement.

(e) Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 6.6 shall limit a party’s right to terminate this Agreement pursuant to Section 8.2. Notwithstanding anything in this Agreement to the contrary, in order to obtain the approvals, expirations and clearances sought in this Section 6.6, (i) Parent and Purchaser will, upon the request of Company, become subject to, or consent or agree to or otherwise take any action required of Parent or Purchaser by this Section 6.6, in each case only to the extent necessary to permit the Purchase Time to occur before the Outside Date, with respect to any requirement, condition, understanding, agreement or order to sell, to hold separate or otherwise dispose of, or to conduct, restrict, operate, divest or otherwise change the assets or business of the Purchaser, Parent or any of their respective Affiliates, so long as such requirement, condition, understanding, agreement or order is binding on the Purchaser, Parent or such Affiliates only in the event that the Purchase Time occurs, and (ii) the Company shall not, without the prior written consent of Parent pursuant to clause (i), become subject to, or consent or agree to or otherwise take any action, with respect to any requirement, condition, understanding, agreement or order to sell, to hold separate or otherwise dispose of, or to conduct, restrict, operate, divest or otherwise change the assets or business of the Company or any of its Subsidiaries.

(f) Prior to the Purchase Time, the Company shall use its commercially reasonable efforts to obtain any consents, approvals or waivers of third parties with respect to any Contracts to which the Company or any of its Subsidiaries is a party as may be necessary or appropriate for the consummation of the transactions contemplated hereby or required by the terms of any Contract as a result of the execution, performance or consummation of the transactions contemplated hereby. The Company shall not amend or waive any material rights under any such Contracts or make any payments, in each case pursuant to this Section 6.6(f) without the prior written consent of Parent.

SECTION 6.7. Takeover Laws; Rights Agreement; Shareholder Agreement. The Company shall, upon the request of Parent or Purchaser, (a) take all reasonable steps to exclude the applicability to the Merger or any other transaction contemplated hereby of any Takeover Laws, (b) assist in any challenge by Parent or Purchaser to the validity, or the applicability to the Offer, the Merger or any other transaction contemplated by this Agreement, of any Takeover Laws, and (c) take all reasonable steps to terminate, waive, amend or modify any provision of, grant permission or request under, render inapplicable, or to exempt Parent and Purchaser from, the Rights Agreement and the Shareholder Agreement with respect to the transactions contemplated hereby, including the Offer and the Merger. Except for a Change of Board Recommendation effected pursuant to Section 6.3, the

Company shall not rescind, modify or withdraw any of the actions or resolutions of the Company Board referred to in Section 4.4 or Section 4.22 so long as this Agreement is in effect.

SECTION 6.8. Proxy Statement. Unless the Merger is consummated in accordance with Section 180.1104 of the WBCL as contemplated by Section 2.7, as soon as practicable after the consummation of the Offer (or, if requested by Parent, prior thereto), the Company shall prepare and file with the SEC the Proxy Statement in preliminary form as required by the Exchange Act and the rules and regulations promulgated thereunder. Parent and Purchaser shall be given a reasonable opportunity to review and comment on the Proxy Statement (and any amendment thereto) prior to its filing with the SEC. The Company shall obtain and furnish the information required to be included in the Proxy Statement, shall provide Parent and Purchaser with, and consult with Parent and Purchaser regarding, any comments that may be received from the SEC or its staff with respect thereto, and shall cause the Proxy Statement in definitive form to be mailed to the Company’s shareholders at the earliest practicable date. If at any time prior to the Closing, any information relating to the Offer, the Merger, the Company, Parent, Purchaser or any of their respective Affiliates, directors or officers, should be discovered by the Company or Parent which should be set forth in an amendment or supplement to the Proxy Statement, so that the Proxy Statement shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party which discovers such information shall promptly notify the other party, and an appropriate amendment or supplement describing such information shall be filed with the SEC and disseminated to the shareholders of the Company.

SECTION 6.9. Subsequent Filings. Until the Control Time, the Company shall timely file or furnish with or to the SEC each form, report and other document required to be filed or furnished (as applicable) by the Company under the Exchange Act, and will promptly deliver to Parent copies of each form, report and document filed with the SEC, provided that a copy of such form, report or document will be deemed to have been delivered to Parent when each such form, report or document is filed with the SEC through EDGAR. As of their respective dates, no report filed by the Company with the SEC pursuant to the requirements of the Exchange Act, shall contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited consolidated financial statements and unaudited interim financial statements of the Company included in such reports, shall be prepared in accordance with GAAP applied on a consistent basis (except as may be indicated in the notes thereto) and shall fairly present, in all material respects, the financial position of the Company and its consolidated Subsidiaries as at the dates thereof and the results of their operations and changes in financial position for the periods then ended, in each case in accordance with GAAP (subject, in the case of unaudited financial statements, to normal and recurring year-end audit adjustments which are not, individually or in the aggregate, material in amount or significance, in each case as permitted by GAAP and the applicable rules and regulations promulgated by the SEC).

SECTION 6.10. Public Announcements. Each of the Company, Parent and Purchaser agrees that no public release or announcement concerning the transactions contemplated hereby shall be issued by any party without the prior consent of the Company and Parent (which consent shall not be unreasonably withheld or delayed), except as such release or announcement may be required by applicable Law or any rule or regulation of Nasdaq or any other stock exchange to which the relevant party is subject or submits, wherever situated.

SECTION 6.11. Notification. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, upon obtaining knowledge of the occurrence or non-occurrence of any event, which is likely (i) to cause any representation or warranty of such party contained in this Agreement to be untrue or inaccurate in any material respect if made as of any time at or prior to the Purchase Time or (ii) to result in any material failure of such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied hereunder, including any Offer Condition. The Company will promptly advise Parent in writing of any material change in the Company’s or any of its Subsidiaries’ condition (financial or otherwise), properties, assets, liabilities, prospects or results of operations. Any failure to give notice pursuant to this Section 6.11 with respect to any breach shall not be deemed to constitute a violation of this Section 6.11 or the failure of any condition set forth in Article VII or Exhibit A, or otherwise to constitute a breach of this Agreement by the Company or the Parent, unless the underlying breach would independently result in a failure of the conditions set forth in Article VII or Exhibit A to be satisfied or give rise to such termination right. The delivery of any notice pursuant to this Section 6.11 shall not cure any breach of any representation or warranty requiring disclosure of such matter or otherwise limit or otherwise affect the rights or remedies available hereunder to any party receiving such notice.

SECTION 6.12. Approval of Compensation Actions. Prior to the Purchase Time, the Compensation Committee of the Company Board shall take all such actions as may be required to approve, as an employment compensation, severance or other employee benefit arrangement in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto, any and all Compensation Actions taken after December 31, 2006 and prior to the Purchase Time that have not already been so approved.

SECTION 6.13. Dispositions. Prior to the Purchase Time, Parent and the Company shall take all such actions as may be required (if any) to cause any dispositions of Shares (including derivative securities with respect to Shares) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act, such steps to be taken in accordance with the SEC staff No-Action Letter dated January 12, 1999 with respect to such subject.

ARTICLE VII

CONDITIONS OF MERGER

SECTION 7.1. Conditions to Obligation of Each Party to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the satisfaction (or waiver by the party entitled to the benefit thereof) at or prior to the Effective Time of each of the following conditions:

(a) Unless the Merger is consummated pursuant to Section 180.1104 of the WBCL as contemplated by Section 2.7 of this Agreement, the Plan of Merger shall have been adopted by the Company Requisite Vote.

(b) No order, injunction or decree issued by any Governmental Entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or any of the other transactions contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity that prohibits or makes illegal consummation of the Merger.

(c) Purchaser shall have accepted for purchase and paid for the Shares validly tendered (and not withdrawn) pursuant to the Offer.

(d) The Company shall have delivered to Parent no later than 2 Business Days before the Closing Date a certificate dated as of the day of such delivery pursuant to Treasury regulation section 1.1445-2(c)(3) to the effect that the Shares are not “United States real property interests” within the meaning of Treasury regulations section 1.897-1(c).

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

SECTION 8.1. Termination by Mutual Agreement. This Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding adoption thereof by the shareholders of the Company, by mutual written consent of Parent and the Company.

SECTION 8.2. Termination by Either Parent or the Company. This Agreement may be terminated and the Offer and the Merger may be abandoned by Parent or the Company at any time prior to the Effective Time, notwithstanding adoption of this Agreement by the shareholders of the Company, if any court of competent jurisdiction or other Governmental Entity shall have issued a final order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the Offer or the Merger and such order, decree, ruling or other action is or shall have become final and nonappealable.

SECTION 8.3. Termination by the Company. This Agreement may be terminated and the Merger may be abandoned by the Company at any time prior to the Purchase Time:

(a) if (i) Purchaser fails to commence the Offer in violation of Section 1.1 hereof, (ii) the close of business on the date that is 180 days after the date of this Agreement (the 180th day after the date of this Agreement, the “Outside Date”) shall have occurred and Purchaser shall not have accepted for payment and paid for Shares pursuant to the Offer in accordance with the terms thereof on or before such time on the Outside Date, (iii) the Offer shall have expired or been terminated without Purchaser having purchased any Shares pursuant thereto, or (iv) Purchaser, in violation of the terms of this Agreement, fails to accept for payment and to purchase validly tendered Shares pursuant to the Offer; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.3(a) if any of the events or circumstances referred to in clause (ii) or (iii) directly or indirectly resulted from or was caused by the Company’s failure to perform any of its obligations under this Agreement or the failure of the Offer Condition in Paragraph 2(d) of Exhibit A to this Agreement to be satisfied; or

(b) in accordance with, and subject to the terms and conditions of, Section 6.3(d)(y).

SECTION 8.4. Termination by Parent. This Agreement may be terminated and the Merger may be abandoned by Parent at any time prior to the Purchase Time, if:

(a) due to an occurrence or circumstance which would result in a failure of any of the Offer Conditions to be satisfied at any scheduled expiration of the Offer, (i) Purchaser shall not have commenced the Offer within the time required by Section 1.1, (ii) subject to Section 1.1 hereof, the Offer shall have expired or been terminated without Purchaser having purchased any Shares pursuant thereto, or (iii) the Outside Date shall have occurred and Purchaser shall not have accepted for payment Shares pursuant to the Offer on or before the close of business on the Outside Date; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.4(a) if the failure of any of the Offer Conditions to be satisfied, the failure of the Purchaser to commence the Offer or the failure of Parent to have accepted for payment Shares pursuant to the Offer directly or indirectly resulted from or was caused by Parent’s or Purchaser’s failure to perform any of its obligations under this Agreement; provided, further, that, if the sole unsatisfied Offer Condition is Paragraph 2(d) of Exhibit A to this Agreement, such termination may be effected by Parent prior to the Outside Date only if the breach or failure to perform or comply or to be true and correct is not capable of being cured within 15 days following receipt by the Company of written notice of such breach or failure or, if such breach or failure is capable of being cured within such period, it has not been cured within such period (it being understood that a failure to comply with Section 6.3 shall not be deemed capable of being cured); or

(b) prior to the Purchase Time, (i) a Change of Board Recommendation shall have been effected, or (ii) the Company shall have knowingly breached Section 6.3 in any material respect.

SECTION 8.5. Effect of Termination.

(a) Any termination of this Agreement by Parent pursuant to this Article VIII shall also constitute an effective termination by Purchaser.

(b) Except as provided in Section 8.5(c) and Section 8.5(d), in the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, this Agreement (other than Section 6.2(b) and Articles VIII and IX) shall become void and of no effect with no liability on the part of any party (or of any of its Representatives); provided, however, that no such termination shall relieve any Person of any liability or damages resulting from willful breach of this Agreement.

(c) The Company shall pay Parent a termination fee of $14,000,000 (the “Termination Fee”), by wire transfer of immediately available funds to the account or accounts designated by Parent, as follows:

(i) if this Agreement is terminated by the Company pursuant to Section 8.3(b), the Company shall pay the Termination Fee concurrently with and as a condition to the effectiveness of such termination; or

(ii) if this Agreement is terminated by Parent pursuant to Section 8.4(b), the Company shall pay the Termination Fee on the first Business Day following the date of such termination; or

(iii) if this Agreement is terminated by the Company pursuant to Section 8.3(a)(ii) or Section 8.3(a)(iii) other than as a result of a breach by Parent or Purchaser of this Agreement, and (A) at any time on or after the date hereof and prior to such termination an Acquisition Proposal (whether or not conditional) shall have been publicly announced or any Person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal, and (B) the Company enters into an agreement with respect to any Acquisition Proposal or any transaction specified in the definition of “Acquisition Proposal” is consummated within twelve months after the date of such termination, then the Company shall pay the Termination Fee concurrently with the first such event specified in clause (B) to occur; or

(iv) if this Agreement is terminated by Parent pursuant to Section 8.4(a) as a result of either (x) a failure of the Offer Condition set forth in Paragraph 2(d) of Exhibit A to be satisfied, or (y) a failure of the Minimum Tender Condition to be satisfied at the expiration of the Offer in connection with which Parent has so terminated this Agreement, and in the case of clause (x) or (y), (A) at any time on or after the date hereof and prior to such termination an Acquisition Proposal (whether or not conditional) shall have been publicly announced or any Person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal, and (B) the Company enters into an agreement with respect to any Acquisition Proposal or any transaction specified in the definition of “Acquisition Proposal” is consummated within twelve months after the date of such termination, then the Company shall pay the Termination Fee concurrently with the first such event to occur.

For the avoidance of doubt, the Company shall not be required to pay the Termination Fee pursuant to more than one clause of this Section 8.5(c). For purposes of this Section 8.5(c), “Acquisition Proposal” shall have the meaning ascribed thereto in Section 6.3(g) except that references in the definition to “fifteen percent (15%)” shall be replaced by “fifty percent (50%).”

(d) The Company acknowledges that the agreements contained in Section 8.5(c) are an integral part of the transactions contemplated by this Agreement and do not constitute liquidated damages, and that, without these agreements, Parent and Purchaser would not have entered into this Agreement; accordingly, if the Company fails to promptly pay any amount due pursuant to Section 8.5(c), as applicable, the Company shall pay interest from the date of termination of this Agreement on the amounts owed at the prime rate of Citibank N.A. in effect from time to time during such period plus two percent.

SECTION 8.6. Expenses. Except as otherwise specifically provided herein, each party shall bear and timely pay its own expenses in connection with this Agreement and the transactions contemplated hereby. Expenses incurred in connection with obtaining the appraisals contemplated by Section 4.22(f)(ii) pursuant to the engagement letters provided to Parent prior to the date hereof and the printing and mailing of the Proxy Statement, the Offer Documents and the Schedule 14D-9 shall be shared equally by Parent and the Company.

SECTION 8.7. Amendment. Subject to Section 1.4(b), this Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time, whether before or after adoption of this Agreement by the shareholders of the Company; provided, however, that, (i) after Purchaser purchases any Shares pursuant to the Offer, no amendment shall be made which decreases the Merger Consideration, and (ii) after adoption of this Agreement by the shareholders of the Company, no amendment may be made which by Law or any applicable rule or regulation of any stock exchange requires the further approval of the shareholders of the Company without such further approval. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

SECTION 8.8. Waiver. At any time prior to the Effective Time, any party hereto may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (iii) subject to the requirements of applicable Law, waive compliance by the other parties with any of the agreements or conditions contained herein, except that the Minimum Tender Condition may only be waived by Purchaser with the prior written consent of the Company. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. The failure of any party to assert any rights or remedies shall not constitute a waiver of such rights or remedies.

ARTICLE IX

GENERAL PROVISIONS

SECTION 9.1. Non-Survival of Representations, Warranties, Covenants and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements, shall survive the Effective Time, except for (i) those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time and (ii) this Article IX.

SECTION 9.2. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) (i) when delivered, if delivered in Person, (ii) when sent, if sent by facsimile provided that the facsimile is promptly confirmed by telephone or electronic mail, (iii) five (5) Business Days after sending, if sent by registered or certified mail (postage prepaid, return receipt requested) and (iv) one (1) Business Day after sending, if sent by overnight delivery, in each case to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	if to Parent or Purchaser, to each of:

Manitou	BF S.A.
Z1	430 Route de l’Aubiniere, BP 249
44158	Ancenis Cedex
France
Attention:	Marcel Claude Braud
Facsimile:	+33 (2) 40 09 17 03

Manitou	BF S.A.
Z1	430 Route de l’Aubiniere, BP 249
44158	Ancenis Cedex
France
Attention:	Bruno Fille
Facsimile:	+33 (2) 40 09 17 03

with an additional copy (which shall not constitute notice) to:

Cleary	Gottlieb Steen & Hamilton LLP
One	Liberty Plaza
New	York, NY 10006
Attention:	Ethan A. Klingsberg
Facsimile:	(212) 225-3999

(b)	if to the Company, to:

Gehl	Company
143	Water Street
West	Bend, WI 53095
Attention:	William D. Gehl
Facsimile:	(262) 334-6628

with an additional copy (which shall not constitute notice) to:

Foley	& Lardner LLP
777	East Wisconsin Avenue
Milwaukee,	WI 53202
Attention:	Benjamin F. Garmer, III
Jay	O. Rothman
Facsimile:	(414) 297-4900

SECTION 9.3. Certain Definitions. For purposes of this Agreement, the term:

(a) “Affiliate” of a Person means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned Person;

(b) “beneficial owner” with respect to any Shares has the meaning ascribed to such term under Rule 13d-3 under the Exchange Act (and the term “beneficially owned” or “owns beneficially” shall have a corresponding meaning);

(c) “Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized by Law to close in New York, New York;

(d) “control” (including the terms “controlled,” “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of stock, as trustee or executor, by contract or credit arrangement or otherwise;

(e) “GAAP” means United States generally accepted accounting principles;

(f) “knowledge” means, with respect to the Company, the actual knowledge of any senior executive officer of the Company (specifically William D. Gehl, Malcolm F. Moore and Michael J. Mulcahy) and the knowledge that each such Person would have obtained in the prudent discharge of his or her ordinary job responsibilities;

(g) “Person” means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization, trade or business, other entity or group (as defined in Section 13(d)(3) of the Exchange Act);

(h) “Restricted Shares” means any award of Shares that is subject to vesting or other lapse restrictions pursuant to any Company Stock Plan; and

(i) “Subsidiary” of the Company, the Surviving Corporation, Parent or any other Person means any corporation, partnership, joint venture or other legal entity of which the Company, the Surviving Corporation, Parent or such other Person, as the case may be (either alone or through or together with any other Subsidiary), owns, directly or indirectly, voting stock or other equity interests having ordinary voting power to elect a majority of the board of directors or other governing body of such corporation or other legal entity.

SECTION 9.4. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, the remaining provisions of this Agreement shall be enforced so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

SECTION 9.5. Entire Agreement; Assignment. This Agreement (including the Exhibits hereto), the Company Disclosure Schedule, the Parent Disclosure Schedule and the Confidentiality Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned by operation of Law or otherwise without the prior written consent of each of the other parties, except that each of Parent and Purchaser may assign all or any of its rights and obligations hereunder to any direct or indirect wholly-owned Subsidiary of Parent; provided, however, that no such assignment shall relieve Parent or Purchaser, as the case may be, from any of its obligations hereunder.

SECTION 9.6. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the parties hereto) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement except for the rights, benefits and remedies granted to the Indemnified Parties under Section 6.5. For the avoidance of doubt, it is expressly understood and agreed that the provisions of Section 6.4 are statements of intent and no employees or other Person (including any party hereto) shall have any rights or remedies, including rights of enforcement, with respect thereto and no employee or other Person is, is intended to be or shall be deemed to be a third-party beneficiary thereof.

SECTION 9.7. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Wisconsin, without giving effect to choice of law rules or principles (whether of the State of Wisconsin or any other jurisdiction) that would cause the application of the laws of any other jurisdiction other than the State of Wisconsin.

SECTION 9.8. Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 9.9. Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

SECTION 9.10. Specific Performance; Jurisdiction. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the courts of the State of Wisconsin located in Milwaukee County or, if under applicable Law exclusive jurisdiction over such matter is vested in the federal courts, the United States District Court for the Eastern District of Wisconsin, this being in addition to any other remedy to which such party is entitled at law or in equity. In addition, each of the parties hereto (i) consents to submit itself to the personal jurisdiction of the courts of the State of Wisconsin located in Milwaukee County or the United States District Court for the Eastern District of Wisconsin in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (iii) agrees that it will not bring any action or proceeding relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the courts of the State of Wisconsin located in Milwaukee County or, if under applicable Law exclusive jurisdiction over such matter is vested in the federal courts, the United States District Court for the Eastern District of Wisconsin.

SECTION 9.11. Interpretation. When reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” “hereby” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” shall not be exclusive. Whenever used in this Agreement, any noun or pronoun shall be deemed to include the plural as well as the singular and to cover all genders. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

[Remainder of Page Left Blank Intentionally]

IN WITNESS WHEREOF, each of Parent, Purchaser and the Company has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

MANITOU BF S.A.

By:	/s/ Bruno Fille
Name:	Bruno Fille
Title:	Executive Vice President

IN WITNESS WHEREOF, each of Parent, Purchaser and the Company has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

TENEDOR CORPORATION

By:	/s/ Bruno Fille
Name:	Bruno Fille
Title:	Executive Vice President

IN WITNESS WHEREOF, each of Parent, Purchaser and the Company has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

GEHL COMPANY

By:	/s/ William D. Gehl
Name:	William D. Gehl
Title:	Chairman of the Board of Directors and Chief Executive Officer

EXHIBIT A

CONDITIONS TO THE OFFER

Capitalized terms used in this Exhibit A and not otherwise defined herein shall have the meanings assigned to them in the Agreement to which it is attached (the “Merger Agreement”).

1. Notwithstanding any other provision of the Offer or the Merger Agreement, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered in connection with the Offer and may terminate or, subject to the terms of the Merger Agreement, amend the Offer, unless, immediately prior to the expiration of the offering period for the Offer, as the same may be extended from time to time (the “Expiration Date”):

(a) there shall have been validly tendered in the Offer and not properly withdrawn that number of Shares which, together with the number of Shares, if any, then owned beneficially by Parent, Purchaser and their respective wholly-owned Subsidiaries constitutes at least a number of Shares equal to the sum of (i) the number of Shares that represents two-thirds of the voting power of the total number of then-outstanding Shares entitled to vote on a fully diluted basis (which shall mean, as of any time, the number of Shares outstanding, together with all Shares (if any) which the Company would be required to issue, after giving effect to Sections 3.2(a) and 3.2(b), pursuant to any then outstanding warrants, options, benefit plans or obligations or securities convertible or exchangeable into Shares or otherwise, whether or not then exercisable), plus (ii) one Share entitled to vote (the “Minimum Tender Condition”); and

(b) the applicable waiting period under the HSR Act in respect of the transactions contemplated by this Agreement shall have expired or been terminated, and any consents, approvals and filings required by the German Federal Cartel Office in respect of the transactions contemplated by this Agreement shall have been obtained or made under the applicable Foreign Antitrust Laws (and any applicable waiting periods thereunder have expired or been terminated).

2. Additionally, notwithstanding any other provision of the Offer or the Merger Agreement, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered in connection with the Offer and may terminate or, subject to the terms of the Merger Agreement, amend the Offer if any of the following conditions exist:

(a) there shall have been any Law, decree, judgment, order or injunction, promulgated, enacted, entered, enforced, issued or amended by any Governmental Entity that would: (i) restrain, enjoin or otherwise prohibit the making or consummation of the Offer or the Merger or the other transactions contemplated by the Merger Agreement; or (ii) impose material limitations on the ability of Parent, Purchaser or any of their respective Subsidiaries or Affiliates to acquire or hold, transfer or dispose of, or effectively to exercise all rights of ownership of, some or all of the Shares including the right to vote the Shares purchased by Purchaser pursuant to the Offer, and all Shares owned before the Offer by Parent or any of its Subsidiaries, on an equal basis with all other Shares on all matters properly presented to the shareholders of the Company;

(b) there shall be pending any action, proceeding or counterclaim by or before any Governmental Entity challenging any of the making or consummation of the Offer or the Merger or the other transactions contemplated by the Merger Agreement or seeking, directly or indirectly, to result in any of the consequences referred to in clauses (i) or (ii) of Paragraph 2(a) above;

A-1

(c) any change, effect, event or occurrence shall have occurred that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(d)(i) the Company shall have breached or failed to comply in any material respect with any of its obligations, covenants, or agreements under the Merger Agreement, or (ii) any representation or warranty of the Company contained in the Merger Agreement shall not be true and correct; provided, that, for purposes of this Paragraph 2(d):

(A) all such representations and warranties (other than the representations and warranties contained in the last sentence of Section 4.7(a), Section 4.7(b), Sections 4.8(b) and (c), the first two sentences of Section 4.15(a) and the first sentence of Section 4.15(b)) shall be interpreted without giving effect to the words “materially” or “material” or to any qualification based on such terms or based on the defined term “Material Adverse Effect”;

(B) any such representation or warranty contained in Section 4.1(b) or Section 4.3 shall be deemed untrue if it shall fail to be true and correct in all but de minimis respects, and any such representation or warranty contained in the last sentence of Section 4.7(a), Section 4.7(b), Sections 4.8(b) and (c), the first two sentences of Section 4.15(a) or the first sentence of Section 4.15(b) shall be deemed untrue if it shall fail to be true and correct in all respects;

(C) any such representation or warranty (other than any representation or warranty referred to in clause (B) above) shall be deemed untrue if such representation or warranty shall fail to be true and correct in all respects except where the fact, circumstance, change or event giving rise to any such failure of all such representations and warranties to be true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

in each case at the time of any scheduled expiration of the Offer as if restated on and as of such time (except for any representation or warranty that is expressly made as of a specified date, in which case as of such specified date); or

(e) the Merger Agreement shall have been terminated pursuant to its terms or shall have been amended pursuant to its terms to provide for such termination or amendment of the Offer;

which, in the reasonable, good faith judgment of Parent or Purchaser, in any case, makes it inadvisable to proceed with the Offer or with acceptance for payment or payment for Shares.

The conditions set forth in Paragraphs 1 and 2 of this Exhibit A are for the benefit of Parent and Purchaser and, regardless of the circumstances, may be asserted by Parent or Purchaser in whole or in part at any applicable time or from time to time prior to the Expiration Date, except that the conditions relating to receipt of any approvals from any Governmental Entity may be asserted at any time prior to payment of the Offer Price for Shares, and all conditions (except for the Minimum Tender Condition) may be waived by Parent or Purchaser in its discretion in whole or in part at any applicable time or from time to time, in each case subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC. The failure of Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

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EXECUTION COPY

VOTING AND TENDER AGREEMENT

THIS VOTING AND TENDER AGREEMENT, dated as of September 7, 2008 (this “Agreement”), by and between Manitou BF S.A., a French limited company (Société Anonyme) (“Parent”), and Gehl Company, a Wisconsin corporation (the “Company”). All capitalized terms not otherwise defined in this Agreement shall have the meaning set forth in the Agreement and Plan of Merger, dated as of September 7, 2008, among Parent, Tenedor Acquisition Corp. (“Purchaser”) and the Company (the “Merger Agreement”).

WHEREAS, concurrently with the execution and delivery of this Agreement, Parent, Purchaser and the Company are executing and delivering the Merger Agreement, which provides for, among other things, (i) an offer by Purchaser to pay the Offer Price for each of the Shares, and (ii) the merger of Purchaser with and into the Company (the “Merger”); and

WHEREAS, as of the date hereof, Parent and its Subsidiaries are the beneficial owners (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, which meaning will apply for all purposes of this Agreement) of the Shares as is indicated on Schedule I of this Agreement; and

WHEREAS, as a condition and inducement to entering into the Merger Agreement, the Company has required that Parent agree, and the Company has agreed, to enter into this Agreement for the purpose of establishing the terms and conditions upon which Parent and its Subsidiaries will, among other things, tender into the Superior Offer (as defined below) and vote in favor of the Superior Transaction (as defined below) all of the Shares now owned or controlled by Parent or any of its Subsidiaries, in any capacity, and all of the Shares acquired by the Parent or any of its Subsidiaries, in any capacity, after the date and prior to the termination of the Merger Agreement (collectively, the “Parent-Owned Shares”). (For the avoidance of doubt, it is understood that this Agreement applies neither to Shares held by Marcel Claude Braud nor to actions that Marcel Claude Braud may take from time to time in his capacity as a director of the Company.)

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound hereby, the parties agree as follows:

1. Covenants of Parent.

(a) Tender of Shares. If the Merger Agreement has been terminated in accordance with Section 8.3(b) of the Merger Agreement and the Termination Fee has been paid to Parent in accordance with Section 8.5(c)(i) of the Merger Agreement, then, if and to the extent the Company Board so recommends to the shareholders of the Company generally, Parent will validly tender all of the Parent-Owned Shares (or cause the record owners of the Parent-Owned Shares to validly tender such Shares) pursuant to and in accordance with the terms of the tender offer provided for in the definitive agreement (the “Superior Merger Agreement”) that is specified in Section 6.3(d)(y) of the Merger Agreement and was entered into by the Company with a third party acquirer (the “New Acquirer”) pursuant to and in satisfaction of one of the conditions to the termination of the Merger Agreement under Section 8.3(b) of the Merger Agreement, not later than the tenth (10th) Business Day after commencement of such tender offer to purchase all of the outstanding Shares at a price agreed to by the Company under the Superior Merger Agreement (the “Superior Offer”). Parent agrees that once the Parent-Owned Shares are tendered by it, so long as the Company Board continues to recommend that all of the shareholders of the Company tender their Shares into the Superior Offer, Parent will not withdraw, nor permit the withdrawal of, any tender of such Parent-Owned Shares, unless and until (a) the Superior Offer shall have been terminated in accordance with the terms of the Superior Merger Agreement, or (b) this Agreement shall have been terminated in accordance with Section 4 hereof. In the event, notwithstanding the foregoing provisions of this Section 1(a), any Parent-Owned Shares are for any reason not purchased pursuant to the Superior Offer, such Parent-Owned Shares will remain subject to the terms of this Agreement.

(b) Voting Agreement. If the Merger Agreement has been terminated in accordance with Section 8.3(b) of the Merger Agreement and the Termination Fee has been paid to Parent in accordance with Section 8.5(c)(i) of the Merger Agreement, then, to the extent that Parent has not tendered all of the Parent-Owned Shares pursuant to the Superior Offer (including if the Superior Merger Agreement does not contemplate a tender offer), Parent shall, if and to the extent the Company Board so recommends to the shareholders of the Company generally, at any meeting of the shareholders of the Company, however called, or in connection with any written consent of the shareholders of the Company, vote (or cause to be voted) all of the Parent-Owned Shares in favor of the plan of merger or acquisition under the Superior Merger Agreement (the “Superior Transaction”) and all actions required in furtherance thereof.

(c) No Inconsistent Arrangements. Except as otherwise expressly contemplated by this Agreement or the Merger Agreement and except for transfers among Parent and its direct or indirect wholly-owned Subsidiaries, Parent shall not, and Parent shall cause its Subsidiaries not to, (i) transfer (which term shall include any sale, gift, pledge or other disposition), or consent to any transfer of, any Parent-Owned Shares or interest therein, (ii) enter into any contract, option or other agreement or understanding with respect to any transfer of any Parent-Owned Shares or interest therein, (iii) grant any proxy, power-of-attorney or other authorization in or with respect to any Parent-Owned Shares or interest therein, (iv) deposit any Parent-Owned Shares or interest therein into any voting trust or enter into any voting agreement or arrangement with respect to any Parent-Owned Shares or interest therein, or (v) tender into any tender or exchange offer (other than pursuant to a Superior Offer). Notwithstanding anything herein to the contrary, nothing herein shall restrict, or otherwise limit the encumbrance or pledge of Parent-Owned Shares pursuant to margin and/or other pledge arrangements, provided that such margin and/or other pledge arrangements shall be subject to Section 1(a) and Section 1(b) hereof.

(d) Proxy Statement; Press Releases. Parent authorizes the Company and the New Acquirer to publish and disclose in any proxy statement and/or in any press release issued by the Company or the New Acquirer in connection with the Superior Merger Agreement its identity and ownership of the Parent-Owned Shares and the nature of its commitments, arrangements and understandings under this Agreement.

(e) No Evasion of Purpose. Parent shall not do indirectly that which it may not do directly in respect of the restrictions on its rights with respect to any Parent-Owned Shares pursuant to this Agreement, including by the sale of any direct or indirect holding company or the granting of a proxy on the shares of any direct or indirect holding company, and that would have, indirectly, any effect prohibited by this Agreement.

2. Covenants of the Company. The Company shall comply with its obligations under the Merger Agreement.

3. Representations and Warranties of the Parent. Parent hereby represents and warrants to the Company as follows:

(a) Ownership of Shares. Parent or its direct or indirect wholly-owned Subsidiary is the record and beneficial owner of the Shares as set forth on Schedule I hereto (the “Existing Shares”). On the date of this Agreement, the Existing Shares constitute all of the Shares owned or controlled by Parent, any of its Subsidiaries or, to the knowledge of Parent, any of its Affiliates (except for 12,000 options to acquire Shares beneficially owned by Marcel Claude Braud). Parent, Parent’s direct or indirect wholly-owned Subsidiaries and/or Persons under the control of Parent or Parent’s direct or indirect wholly-owned Subsidiaries, have sole voting power and sole power to issue instructions with respect to the matters described in Section 1, sole power of disposition, sole power to exercise dissenters’ or appraisal rights and sole power to agree to all of the matters set forth in this Agreement, in each case, with respect to all Existing Shares with no limitations, qualifications or restrictions on such rights, subject to applicable securities Laws and the terms of this Agreement.

(b) Power; Binding Agreement. Parent has the power and authority to enter into and perform all of its obligations under this Agreement. Except for that certain Shareholder Agreement, dated July 22, 2004, by and between the Company and Parent (the “Shareholder Agreement”), the execution, delivery and performance of this Agreement by Parent will not violate any other agreement, or arrangement to which the Parent is a party, including any voting agreement, proxy arrangement, pledge agreement, shareholders agreement or voting trust. This Agreement has been duly and validly executed and delivered by Parent and, assuming due authorization, execution and delivery hereof by the Company, constitutes a valid and binding agreement of Parent, enforceable against Parent in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and any implied covenant of good faith and fair dealing. There is no beneficiary or holder of a voting trust certificate or other interest of any trust of which Parent is a trustee, or any party to any other agreement or arrangement, whose consent is required for the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

(c) No Conflicts. No filing with, and no permit, authorization, consent or approval of, any Governmental Entity is necessary for the execution and delivery by Parent of this Agreement, the consummation by Parent of the transactions contemplated hereby and the compliance by Parent with the provisions hereof, except for (i) the applicable requirements, if any, of the Exchange Act, Wisconsin law and the rules and regulations promulgated thereunder, (ii) any filings, permits, authorizations, consents or approvals that the New Acquirer and/or the Company may be required to make or obtain in connection with the transactions contemplated hereby or the Superior Merger Agreement, or (iii) any such filing, permit, authorization, consent or approval the failure of which to make or obtain would not have or reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Parent to consummate the transactions contemplated hereby. Assuming all consents, approvals and authorizations contemplated by clauses (i) through (iii) above have been obtained, and all filings described in such clauses have been made, none of the execution and delivery by Parent of this Agreement, the consummation by Parent of the transactions contemplated hereby or compliance by Parent with any of the provisions hereof will violate any Law applicable to Parent, any of its Subsidiaries or any of the properties or assets of Parent or any of its Subsidiaries.

(d) No Liens. Except as otherwise expressly established or permitted by this Agreement or the Shareholder Agreement, the Existing Shares and the certificates representing the Existing Shares are now, and at all times during the term of this Agreement will be, held by Parent, its Subsidiaries, or by a nominee or custodian for the benefit of Parent, free and clear of any (i) mortgage, lien, charge, restriction, security interest, adverse claim, pledge, encumbrance and demand of any nature or kind whatsoever, (ii) shareholders’ agreements, voting trusts, proxy, power of attorney or similar instruments, (iii) right or privilege capable of becoming a shareholders’ agreement, voting trust, proxy, power of attorney or other instrument affecting the Shares and (iv) restriction affecting the ability of any holder of the Shares to exercise all ownership rights thereto (collectively, “Liens”).

(e) Reliance by the Company. Parent understands and acknowledges that the Company is entering into the Merger Agreement in reliance upon Parent’s execution, delivery and performance of this Agreement.

4. Termination. This Agreement shall terminate upon the earliest of (i) the Purchase Time, (ii) the termination of the Merger Agreement pursuant to Article 8 thereof, unless such termination is pursuant to Section 8.3(b) thereof, (iii) at the time any New Acquirer has completed the purchase or other acquisition of all of the Parent-Owned Shares (including by merger), (iv) the termination of the Superior Merger Agreement, (v) the consummation of the transactions contemplated by the Superior Merger Agreement, and (vi) the announcement by the Company Board that it is not recommending that its shareholders take an action, such as tendering Shares into a tender offer or voting Shares in favor of a merger, that is necessary for the consummation of the transactions contemplated by the Superior Merger Agreement; provided, however, that (a) the provisions of Section 6 hereof shall remain in full force and effect in accordance with their respective terms; and (b) termination of this Agreement shall not prevent any party from seeking any remedies (at law or in equity) against any other party for such other party’s breach of any of the provisions of this Agreement.

5. Waiver of Violation of the Shareholder Agreement. The Company hereby waives any breach by Parent under the Shareholder Agreement to the extent such breach is directly caused by Parent’s compliance with the terms, or the execution or delivery, of this Agreement.

6. Miscellaneous.

(a) Further Assurances. From time to time, at any party’s request and without further consideration, each party shall execute and deliver such additional documents and take all such additional lawful action as the requesting party reasonably requests to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

(b) Time of the Essence. Time shall be of the essence in respect of this Agreement.

(c) Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) (i) when delivered, if delivered in Person, (ii) when sent, if sent by facsimile provided that the facsimile is promptly confirmed by telephone or electronic mail, (iii) five (5) Business Days after sending, if sent by registered or certified mail (postage prepaid, return receipt requested) and (iv) one (1) Business Day after sending, if sent by overnight delivery, in each case to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(i) if to Parent:

Manitou BF S.A.

Z1 430 Route de l’Aubiniere, BP 249

44158 Ancenis Cedex

France

Attention: Marcel Claude Braud

Facsimile: +33 (2) 40 09 17 03

Manitou BF S.A.

Z1 430 Route de l’Aubiniere, BP 249

44158 Ancenis Cedex

France

Attention: Bruno Fille

Facsimile: +33 (2) 40 09 17 03

with an additional copy (which shall not constitute notice) to:

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

Attention: Ethan A. Klingsberg

Facsimile: 212-225-3999

(ii) if to the Company:

Gehl Company

143 Water Street

West Bend, WI 53095

Attention: William D. Gehl

Facsimile: (262) 334-6628

with an additional copy (which shall not constitute notice) to:

Foley & Lardner LLP

777 East Wisconsin Avenue

Milwaukee, WI 53202

Attention: Benjamin F. Garmer, III

                     Jay O. Rothman

Facsimile: 414-297-4900

(d) Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, the remaining provisions of this Agreement shall be enforced so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

(e) Entire Agreement; Assignment. This Agreement, the Merger Agreement (including the Exhibits thereto), the Company Disclosure Schedule, the Parent Disclosure Schedule and the Confidentiality Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned by operation of Law or otherwise without the prior written consent of each of the other parties. This Agreement and the obligations hereunder shall attach to the Parent-Owned Shares and shall be binding upon any person, entity or other organization to which legal or beneficial ownership of the Parent Owned-Shares shall pass, whether by operation of law or otherwise, including Parent’s assigns or successors. Notwithstanding any transfer of any Shares, the transferor shall remain liable for the performance of all obligations of the transferor under this Agreement.

(f) Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the parties hereto) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

(g) Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Wisconsin, without giving effect to choice of law rules or principles (whether of the State of Wisconsin or any other jurisdiction) that would cause the application of the laws of any other jurisdiction other than the State of Wisconsin.

(h) Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

(i) Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

(j) Specific Performance; Jurisdiction. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the courts of the State of Wisconsin located in Milwaukee County or, if under applicable Law exclusive jurisdiction over such matter is vested in the federal courts, the United States District Court for the Eastern District of Wisconsin, this being in addition to any other remedy to which such party is entitled at law or in equity. In addition, each of the parties hereto (i) consents to submit itself to the personal jurisdiction of the courts of the State of Wisconsin located in Milwaukee County or the United States District Court for the Eastern District of Wisconsin in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (iii) agrees that it will not bring any action or proceeding relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the courts of the State of Wisconsin located in Milwaukee County or, if under applicable Law exclusive jurisdiction over such matter is vested in the federal courts, the United States District Court for the Eastern District of Wisconsin.

(k) Interpretation. When reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words

“hereof,” “herein,” “hereby” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” shall not be exclusive. Whenever used in this Agreement, any noun or pronoun shall be deemed to include the plural as well as the singular and to cover all genders. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted. In the event of a stock dividend or distribution, or any change in the Parent-Owned Shares by reason of any stock dividend, split, recapitalization, combination, exchange of shares or the like, the term “Parent-Owned Shares” shall refer to and include the Parent-Owned Shares as well as all such stock dividends and distributions and any shares into which or for which any and all of the Parent-Owned Shares may be changed or exchanged.

[Signature page follows.]

IN WITNESS WHEREOF, Parent and the Company have caused this Voting and Tender Agreement to be duly executed and delivered as of the day and year first written above.

MANITOU BF S.A.

By:	/s/ Bruno Fille
Name:	Bruno Fille
Title:	Executive Vice President

GEHL COMPANY

By:	/s/ William D. Gehl
Name:	William D. Gehl
Title:	Chairman of the Board of Directors and Chief Executive Officer

SCHEDULE I

Name of Shareholder	Number of Shares Beneficially Owned
Manitou BF S.A.	1,748,046

ANNEX C

Investment Banking

September 7, 2008

Board of Directors

Gehl Company

143 Water Street

West Bend, WI 53095

Members of the Board of Directors:

Gehl Company (the “Company”) proposes to enter into an Agreement and Plan of Merger (the “Agreement”) with Manitou BF S.A. (“Parent”) and Tenedor Corporation, a direct wholly-owned subsidiary of Parent (“Purchaser”), pursuant to which, among other things, (i) Purchaser will commence a tender offer (the “Offer”) to purchase all outstanding shares of common stock of the Company at a price of $30.00 per share, net to the seller in cash, and (ii) following consummation of the Offer, Purchaser shall merge with and into the Company (the “Merger”, and, together with the Offer, the “Transaction”) and (iii) upon the effectiveness of the Merger, each share of common stock of the Company issued and outstanding immediately prior to such effective time (other than certain shares of common stock owned directly or indirectly by Parent or Purchaser and their respective subsidiaries, and otherwise as set forth in the Agreement) will be converted into the right to receive $30.00 per share in cash (together with the consideration paid in the Offer, the “Consideration”). The Agreement also contemplates that Parent and the Company will enter into a voting and tender agreement relating to the shares of the Company’s common stock held by Parent and its affiliates under which Parent will tender such shares in the Offer and vote such shares in favor of the adoption of the Agreement.

In connection with your consideration of the Transaction, you have requested our opinion as to the fairness, from a financial point of view, to the holders (other than Parent, Purchaser and their affiliates) of the Company’s common stock of the Consideration to be received by such holders. Pursuant to your request, we have only considered the fairness of the Consideration payable to the holders (other than Parent, Purchaser and their affiliates) of the Company’s common stock in the Transaction from a financial point of view and we express no opinion about the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or class of such persons, relative to the Consideration to be received by the holders of the Company’s common stock pursuant to the Agreement.

As part of our investment banking business, we are engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

Robert W. Baird & Co.

777 East Wisconsin Avenue

Milwaukee WI 53202-5391

Main 414 765-3758

Toll Free 800 792-2473

Fax 414 765-3912

www.rwbaird.com

Board of Directors

September 7, 2008

In conducting our investigation and analyses and in arriving at our opinion herein, we have reviewed such information and have taken into account such financial and economic factors, investment banking procedures and considerations as we have deemed relevant under the circumstances. In that connection, we have, among other things: (i) reviewed certain audited consolidated financial statements of the Company and internal information, primarily financial in nature, including financial forecasts (the “Forecasts”), concerning the business and operations of the Company furnished to us for purposes of our analysis; (ii) reviewed publicly available information including, but not limited, to the Company’s recent filings with the Securities and Exchange Commission and equity analyst research reports covering the Company prepared by various investment banking firms including our firm; (iii) reviewed the draft Agreement dated September 3, 2008 in the form presented to the Company’s Board of Directors; (iv) compared the financial position and operating results of the Company with those of other publicly traded companies we deemed relevant and considered the market trading multiples of such companies; (v) compared the historical market prices and trading activity of the Company’s common stock with those of other publicly traded companies we deemed relevant; (vi) compared the proposed financial terms of the Transaction with the financial terms of other business combinations we deemed relevant; and (vii) considered the present values of the forecasted cash flows of the Company. We have held discussions with members of the Company’s senior management concerning the Company’s historical and current financial condition and operating results, as well as the future prospects of the Company. We have not been requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Company. We have also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant for the preparation of this opinion.

In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information that was publicly available or provided to us by or on behalf of the Company. We have not independently verified any information supplied to us by the Company that formed a substantial basis for our opinion. We have not been engaged to independently verify, and have not assumed any responsibility to verify, any such information, and we have assumed that the Company is not aware of any information prepared by it or its advisors that might be material to our opinion that has not been provided to us. We have assumed that: (i) all material assets and liabilities (contingent or otherwise, known or unknown) of the Company are as set forth in its financial statements; (ii) the financial statements of the Company provided to us present fairly the results of operations, cash flows and financial condition of the Company for the periods indicated and were prepared in conformity with U.S. generally accepted accounting principles consistently applied; (iii) the Forecasts were reasonably prepared on bases reflecting the best available estimates and good faith judgments of the Company’s senior management as to the future performance of the Company and we have relied upon such Forecasts in the preparation of this opinion; (iv) we have not considered any strategic, operating or cost benefits that might result from the Transaction or any expenses relating to the Transaction; (v) the Transaction will be consummated in accordance with the terms and conditions of the draft Agreement without any amendment thereto and without waiver by any party of any of the conditions to their respective obligations thereunder; (vi) in all respects material to our analysis, the representations and warranties contained in the draft Agreement are true and correct and that each party will perform all of the covenants and agreements required to be performed by it under such Agreement; and (vii) all material corporate, governmental, regulatory or other consents and approvals required to consummate the Transaction have been or will be obtained. We have relied as to all legal matters regarding the Transaction on the advice of counsel of the Company. In conducting our review, we have not undertaken nor obtained an independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company nor have we made a physical inspection of the properties or facilities of the Company. In each case, we have made the assumptions above with your consent.

C-2

Board of Directors

September 7, 2008

Our opinion necessarily is based upon economic, monetary and market conditions as they exist and can be evaluated on the date hereof, and our opinion does not predict or take into account any changes which may occur, or information which may become available, after the date hereof. Furthermore, we express no opinion as to the price or trading range at which any of the Company’s securities (including the Company’s common stock) will trade following the date hereof.

Our opinion has been prepared at the request and for the information of the Board of Directors of the Company, and may not be relied upon, used for any other purpose or disclosed to any other party without our prior written consent; provided, however, that this letter may be reproduced in full in any filing the Company is required to make with the Securities and Exchange Commission in connection with the Transaction. Any reference to us or our opinion in such filings (or any other publicly available document), however, shall be subject to our prior review and approval. This opinion does not address the relative merits of: (i) the Transaction, the draft Agreement or any other agreements or other matters provided for or contemplated by the draft Agreement; (ii) any other transactions that may be or might have been available as an alternative to the Transaction; or (iii) the Transaction compared to any other potential alternative transactions or business strategies considered by the Company’s Board of Directors and, accordingly, we have relied upon our discussions with the senior management of the Company with respect to the availability and consequences of any alternatives to the Transaction. At your direction, we have not been asked to, and we do not, offer any opinion as to the terms, other than the Consideration to the extent expressly specified herein, of the Agreement or the form of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to how any such shareholder should vote with respect to the Transaction or whether any shareholder of the Company should tender shares of the Company’s common stock in any tender offer.

We have acted as financial advisor to the Company in connection with the Transaction and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Transaction. We will also receive a fee for rendering this opinion, which fee is not contingent upon the consummation of the Transaction. In addition, the Company has agreed to indemnify us against certain liabilities that may arise out of our engagement. We will not receive any other significant payment of compensation contingent upon the successful completion of the Transaction. In the past, we have provided investment banking services to the Company for which we received our customary compensation.

We are a full service securities firm. As such, in the ordinary course of our business, we may from time to time trade the securities of the Company and/or the Purchaser for our own account or the accounts of our customers and, accordingly, may at any time hold long or short positions or effect transactions in such securities. Our firm may also prepare equity analyst research reports from time to time regarding the Company.

Our opinion was approved by a fairness committee, a majority of the members of which were not involved in providing financial advisory services on our behalf to the Company in connection with the Transaction.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders (other than Parent, Purchaser and their affiliates) of the Company’s common stock is fair, from a financial point of view, to such holders of the Company’s common stock.

Very truly yours,

ROBERT W. BAIRD & CO. INCORPORATED

C-3

ANNEX D

September 7, 2008

CONFIDENTIAL

Board of Directors

Gehl Company

West Bend, WI 53095

Dear Directors:

Gehl Company (the “Company”) has engaged Duff & Phelps, LLC (“Duff & Phelps”) as an independent financial advisor to provide an opinion (the “Opinion”) as of the date hereof as to the fair value of the common stock of the Company. It is Duff & Phelps’ understanding that the Opinion will be used by the Board of Directors for the purpose of complying with the requirements of section DFI-Sec 6.05 of the regulations of the Wisconsin Department of Financial Institutions in connection with the contemplated transaction described below (the “Proposed Transaction”). The Proposed Transaction involves the acquisition of the common stock of the Company by Manitou BF S.A. pursuant to a cash tender offer and second step merger. As used in this Opinion, the term “fair value” means the value of the shares of common stock of the Company, excluding any appreciation or depreciation in anticipation of the Proposed Transaction, with no minority discount or lack-of-marketability discount; it is intended to reflect the value of a shareholder’s proportionate interest in the Company without any such discounts.

Scope of Analysis

In connection with this Opinion, Duff & Phelps has made such reviews, analyses and inquiries as it has deemed necessary and appropriate under the circumstances. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps’ procedures, investigations, and financial analysis with respect to the preparation of its Opinion included, but were not limited to, the items summarized below:

1.	Discussed the operations, financial condition, future prospects, and projected performance of the Company with the management of the Company;

2.	Reviewed certain audited financial statements and other business and financial information of the Company;

3.	Reviewed certain internal financial statements and other financial and operating data concerning the Company, which the Company has respectively identified as being the most current financial statements available;

4.	Reviewed certain financial forecasts prepared by the management of the Company;

5.	Reviewed the historical trading price and trading volume of the common stock of the Company, and publicly traded securities of certain other companies that it deemed relevant;

6.	Compared the financial performance of the Company with the performance of certain other publicly traded companies that it deemed relevant; and

7.	Conducted such other analyses as it deemed appropriate and considered such other factors as it deemed relevant.

www.duffandphelps.com

Gehl Company

September 7, 2008

Assumptions, Qualifications and Limiting Conditions

In performing its analyses and rendering this Opinion with respect to the Proposed Transaction, Duff & Phelps, with your consent:

1.	Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including Company management, and did not independently verify such information; and

2.	Assumed, management of the Company having so advised us, that any estimates, evaluations, forecasts and projections furnished to Duff & Phelps by or on behalf of the Company were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same.

In its analysis and in connection with the preparation of this Opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction. To the extent that any of the foregoing assumptions or any of the facts on which this Opinion is based prove to be untrue in any material respect, this Opinion cannot and should not be relied upon.

Duff & Phelps did not make any independent evaluation, appraisal or physical inspection of the Company’s solvency or of any specific assets or liabilities (contingent or otherwise). This Opinion should not be construed as a fairness opinion, credit rating, solvency opinion, an analysis of the Company’s creditworthiness, as tax advice, or as accounting advice. In addition, Duff & Phelps is not expressing any opinion as to the value of the common stock of the Company after announcement of the Proposed Transaction. Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.

In rendering this Opinion, Duff & Phelps is not expressing any opinion with respect to the amount or nature of any compensation to any of the Company’s officers, directors, or employees, or any class of such persons.

The basis and methodology for this Opinion have been designed specifically for the express purposes of the Board of Directors and may not translate to any other purposes. This Opinion (a) does not address the merits of the underlying business decision to enter into the Proposed Transaction versus any alternative strategy or transaction; and (b) is not a recommendation as to how the Board of Directors, any shareholder, or any other person or entity should vote or act with respect to any matters relating to the Proposed Transaction, or whether to proceed with the Proposed Transaction or any related transaction. The decision as to whether to proceed with the Proposed Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which this Opinion is based. This letter should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party.

Duff & Phelps has prepared this Opinion effective as of the date hereof. This Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Opinion which may come or be brought to the attention of Duff & Phelps after the date hereof. Notwithstanding and without limiting the foregoing, in the event that there is any change in any fact or matter affecting this Opinion after the date hereof and prior to the completion of the Proposed Transaction, Duff & Phelps reserves the right to change, modify or withdraw this Opinion.

D-2

Gehl Company

September 7, 2008

Subject to the prior written approval of Duff & Phelps, this Opinion may be included in its entirety in any statement on Schedule 14D-9 or proxy statement distributed to shareholders of the Company in connection with the Proposed Transaction or other document required by law or regulation to be filed with the Securities and Exchange Commission or the Division of Securities in the Wisconsin Department of Financial Institutions, and you may summarize or otherwise reference the existence of this Opinion in such documents, provided that any such summary or reference language shall also be subject to the prior written approval by Duff & Phelps. Except as described above, this Opinion may not be quoted from or referred to, in whole or in part, in any written document or used for any other purpose, without Duff & Phelps’ prior consent.

Duff & Phelps has acted as financial advisor to the Board of Directors of the Company in providing this Opinion, and will receive a fee for its services. In addition, the Company has agreed to indemnify Duff & Phelps for certain liabilities and reimburse Duff & Phelps for certain expenses arising out of this engagement. No portion of Duff & Phelps’ fee is contingent upon either the conclusion expressed in the Opinion or whether or not the Proposed Transaction is successfully consummated. Pursuant to the terms of the engagement letter between the Company and Duff & Phelps, a portion of Duff & Phelps’ fee is payable upon Duff & Phelps’ informing the Company that it is prepared to deliver its Opinion. Other than this engagement, during the two years preceding the date of this Opinion, Duff & Phelps has not had any material relationship with any party to the Proposed Transaction for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation mutually understood to be contemplated.

Conclusion

Based upon and subject to the foregoing, Duff & Phelps is of the opinion that, as of the date hereof, the fair value of the common stock of the Company is $17.65 per share.

Respectfully submitted,

D-3

ANNEX E

September 7, 2008

CONFIDENTIAL

Board of Directors

Gehl Company

143 Water Street

P.O. Box 179

West Bend, WI 53095-0179

Dear Directors:

The Board of Directors of Gehl Company (“Gehl” or the “Company”) has asked Emory & Co., LLC (“Emory”) to recommend the compensation for 100% of the outstanding common stock of Gehl (the “Opinion”). This is being done to satisfy the condition of Section DFI-Sec 6.05(1)(a)1a of the regulations of the Wisconsin Department of Financial Institutions in connection with a proposed going private transaction (the “Transaction”).

As used in this Opinion, the term “fair value” means the value of the shares of common stock of the Company, excluding any appreciation or depreciation in anticipation of the proposed Transaction, with no minority discount or lack of marketability discount; it is intended to reflect the value of a shareholder’s proportionate interest in the Company without any such discounts.

Emory is a business valuation and merger & acquisition advisory firm that is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, employee stock ownership plans, estate planning, corporate and other purposes. Emory does not beneficially own, nor has it ever beneficially owned, any interest in Gehl.

Emory’s Opinion is intended for the use and benefit of Gehl’s Board of Directors in connection with, and for the purpose of, its consideration of the Transaction. The Opinion is directed only to the recommended compensation for the proposed Transaction from a financial point of view to the holders of Gehl’s common stock, and does not address the merits of the underlying decision by Gehl’s Board of Directors to engage in the Transaction, and does not constitute a recommendation to any shareholder as to how that shareholder should vote with respect to the Transaction.

In arriving at its opinion, Emory, among other things:

1.	reviewed Gehl’s most recent Form 10-K and Form 10-Q filed with the U.S. Securities and Exchange Commission;

2.	reviewed Gehl’s audited financial statements for the five years ended December 31, 2007;

3.	reviewed unaudited interim financial statements, which Gehl’s management has identified as being the most current financial statements available;

4.	reviewed certain operating and financial information provided to Emory by management relating to Gehl’s business and prospects;

5.	reviewed research analyst reports on Gehl by Robert W. Baird & Co., Incorporated, Sidoti & Company, LLC, and BMO Capital Markets Corp.;

6.	interviewed certain members of Gehl’s senior management to discuss its operations, historical financial statements, and future prospects;

7.	toured Gehl’s corporate offices in West Bend, Wisconsin, and its manufacturing facilities in Yankton and Madison, South Dakota;

8.	reviewed certain publicly available filings, financial data, stock market performance data, and dividend policies regarding Gehl;

Board of Directors

Gehl Company

September 7, 2008

9.	reviewed publicly available financial data and stock market performance data of publicly traded companies Emory considered somewhat similar to Gehl;

10.	reviewed publicly available prices and premiums paid in transactions Emory considered somewhat similar to the Transaction; and

11.	conducted such other studies, analyses, inquiries, and investigations, as Emory deemed appropriate for purposes of its Opinion.

In providing its opinion, Emory relied upon and assumed, without independent verification, the accuracy and completeness of all financial information that was available to it from public sources and all the financial and other information provided to it by Gehl or its representatives. Emory further relied upon the assurances of Gehl’s management that they were unaware of any facts that would make the information Gehl or its representatives provided incomplete or misleading. Emory assumed the projected financial results were reasonably prepared on bases reflecting the best currently available estimates and judgment of Gehl’s management. Emory did not express an opinion or any other form of assurance as to the reasonableness of the underlying assumptions. Emory did not solicit any third party indications of interest for the acquisition of all or any part of Gehl. Emory did not advise Gehl’s Board of Directors on alternatives to the Transaction, nor did it review any merger agreement, offer to purchase, recommendation statement, proxy statement, or similar documents that have been or may be prepared for use in connection with the Transaction. Emory’s opinion is necessarily based on economic, market, financial and other conditions as they exist and can be evaluated by it as of the date of this letter. Emory did not perform or obtain an independent appraisal of any of Gehl’s assets or liabilities. Emory did not conduct or provide environmental liability assessments of any kind, so its opinion does not reflect any actual or contingent environmental liabilities. Emory provides no legal, accounting, or tax advice.

Based on the above discussion and its experience, as of September 5, 2008, Emory & Co., LLC recommends compensation equal to the fair value of $19.79 per share for the common stock of Gehl.

Very truly yours,

Emory & Co., LLC

E-2

Manually signed facsimile copies of the Letter of Transmittal will be accepted. Letters of Transmittal and certificates for Shares should be sent or delivered by each Company shareholder or his broker, dealer, commercial bank, trust company or other nominee to the Depositary at its address set forth below:

The Depositary for the Offer is:

By Mail or Overnight Courier:	By Hand:

American Stock Transfer & Trust Company	American Stock Transfer & Trust Company
Operations Center	Attn: Reorganization Department
Attn: Reorganization Department	59 Maiden Lane
6201 15th Avenue	Concourse Level
Brooklyn, NY 11219	New York, NY 10038

Any questions or requests for assistance may be directed to the Information Agent or Dealer Manager at the addresses and telephone numbers set forth below. Requests for additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent or Dealer Manager. Shareholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

The Information Agent for the Offer is:

D. F. King & Co., Inc.

48 Wall Street

New York, NY 10005

Banks and Brokers Call Collect: (212) 269-5550

All Others Call Toll-Free: (800) 967-7921

info@dfking.com

The Dealer Manager for the Offer is:

1221 Avenue of the Americas

New York, NY 10020

Contact: (866) 300-7414